Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on October 25, 2019.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENVISTA HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3843	83-2206728
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 S. Kraemer Blvd., Building E
Brea, California 92821-6208
(714) 817-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark E. Nance
Senior Vice President, General Counsel and Secretary
Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821-6208
(714) 817-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

James F. O’Reilly	Thomas W. Greenberg
Vice President, Associate General Counsel and Secretary	Skadden, Arps, Slate, Meagher & Flom LLP
Danaher Corporation	Four Times Square
2200 Pennsylvania Avenue, N.W., Suite 800W	New York, New York 10036
Washington, D.C. 20037-1701	Telephone: (212) 735-3000
Telephone: (202) 828-0850	Facsimile: (212) 735-2000

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or, where legally permitted, waiver of the other conditions to the commencement of the exchange offer described herein.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common stock, par value $0.01 per share	127,868,000	N/A	$[●]	$[●]
______________

(1)
Represents the maximum number of shares of common stock, par value $0.01 per share, of Envista Holdings Corporation, a Delaware corporation (“Envista Common Stock”), to be exchanged for shares of common stock, par value $0.01 per share, of Danaher Corporation, a Delaware corporation (“Danaher Common Stock”), as described in the prospectus filed as part of this registration statement.

(2)
Calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices of shares of Envista Common Stock as reported on the New York Stock Exchange on [●], which amount represents the aggregate value of the shares of Danaher Common Stock to be acquired in the exchange offer described in the prospectus filed as part of this registration statement, assuming the offer is fully subscribed and there is no discount to the per-share value of Envista Common Stock.

(3)
Computed in accordance with Rule 457(f) under the Securities Act to be $[●], which is equal to 0.0001212 multiplied by the proposed maximum aggregate offering price of shares of Danaher Common Stock to be acquired of $[●].

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE
Envista Holdings Corporation (“Envista”), which is a subsidiary of Danaher Corporation (“Danaher”), is filing this registration statement on Form S-4 and Form S-1 (Reg. No. 333-[●]) to register shares of its common stock, par value $0.01 per share (“Envista Common Stock”), held by Danaher, which will be distributed to Danaher stockholders pursuant to a spin-off or a split-off.
Based on market conditions, Danaher will determine whether shares of Envista Common Stock held by Danaher will be distributed to Danaher stockholders in a spin-off or a split-off. In a spin-off, all Danaher stockholders would receive a pro rata number of shares of Envista Common Stock. In a split-off, Danaher would offer its stockholders the option to exchange their shares of Danaher common stock for shares of Envista Common Stock in an exchange offer. If the exchange offer is undertaken and consummated but the exchange offer is not fully subscribed because fewer than all shares of Envista Common Stock owned by Danaher are exchanged, the remaining shares of Envista Common Stock owned by Danaher would be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher common stock remain outstanding after consummation of the exchange offer. If the exchange offer is undertaken but terminated without the exchange of shares, Danaher intends to distribute all shares of Envista Common Stock owned by Danaher on a pro rata basis to Danaher stockholders. Envista is filing this prospectus under the assumption that shares of Envista Common Stock owned by Danaher will be distributed to Danaher stockholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares of Envista Common Stock, this registration statement on Form S-4 and Form S-1 will be amended to reflect that decision, if necessary.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus may change. Danaher Corporation may not complete the exchange offer and the securities being registered may not be exchanged or distributed until the registration statement filed with the Securities and Exchange Commission of which this prospectus forms a part is effective. This prospectus is not an offer to sell or exchange these securities and Danaher Corporation is not soliciting offers to buy or exchange these securities in any jurisdiction where the exchange offer or sale is not permitted.
DANAHER CORPORATION
Offer to Exchange Up to 127,868,000 Shares of Common Stock of
ENVISTA HOLDINGS CORPORATION
Which are Owned by Danaher Corporation for Outstanding Shares of Common Stock of
DANAHER CORPORATION
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON [●], UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.
Danaher Corporation, a Delaware corporation (“Danaher”), is offering to exchange (the “Exchange Offer”) up to an aggregate of 127,868,000 shares of common stock, par value $0.01 per share (“Envista Common Stock”), of Envista Holdings Corporation, a Delaware corporation (“Envista”), for outstanding shares of common stock of Danaher (“Danaher Common Stock”) that are validly tendered and not validly withdrawn.
This Exchange Offer is designed to permit you to exchange your shares of Danaher Common Stock for shares of Envista Common Stock at a [●]% discount to the per-share value of Envista Common Stock, calculated as set forth in this prospectus subject to the upper limit described below. For each $100 of Danaher Common Stock accepted in this Exchange Offer, you will receive approximately $[●] of Envista Common Stock, subject to an upper limit of [●] shares of Envista Common Stock per share of Danaher Common Stock. This Exchange Offer does not provide for a lower limit or minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” If the upper limit is in effect as of the originally contemplated expiration of the offer, then the exchange ratio will be fixed at that limit and this Exchange Offer will be automatically extended (a “Mandatory Extension”) until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period. IF THE UPPER LIMIT IS IN EFFECT AS OF THE ORIGINALLY CONTEMPLATED EXPIRATION OF THE OFFER, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU MAY RECEIVE LESS THAN $[●] OF ENVISTA COMMON STOCK FOR EACH $100 OF DANAHER COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.
The value of the two stocks for purposes of the preceding paragraph and this Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Danaher Common Stock (the “Average Danaher Price”) and Envista Common Stock (the “Average Envista Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the expiration date of the Exchange Offer (the “Averaging Dates” and this three-day period, the “Averaging Period”), which, if the Exchange Offer is not extended or terminated, would be [●], [●] and [●]. See “The Exchange Offer - Terms of the Exchange Offer.”
Danaher Common Stock and Envista Common Stock are listed on the NYSE under the symbols “DHR” and “NVST,” respectively. The reported last sale prices of Danaher Common Stock and Envista Common Stock on the NYSE on [●] were $[●] and $[●] per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●], based on the VWAPs of Danaher Common Stock and Envista Common Stock on [●], [●] and [●], would have provided for [●] shares of Envista Common Stock to be exchanged for every share of Danaher Common Stock accepted.
The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock tendered is in effect, will be announced by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). At such time, the final exchange ratio will be available at www.[●].com and from the information agent, Okapi Partners LLC, at [●] (toll-free for stockholders, banks and brokers) or [●] (all others outside the U.S.). Throughout the Exchange Offer, indicative

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

exchange ratios (calculated in the manner described in this prospectus) also will be available on that website and from the information agent.
You should read carefully the terms and conditions of the Exchange Offer described in this prospectus. None of Danaher, Envista or any of their respective directors or officers makes any recommendation as to whether you should tender all, some or none of your shares of Danaher Common Stock. You must make your own decision after reading this document and consulting with your advisors.
Danaher’s obligation to exchange shares of Envista Common Stock for shares of Danaher Common Stock is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

See “Risk Factors” beginning on page 27 for a discussion of factors that you should consider in connection with the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be exchanged under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●].

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

This prospectus incorporates by reference important business and financial information about Danaher from documents filed with the Securities and Exchange Commission (the “SEC”) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Incorporation by Reference.” In addition, you may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus from Danaher, without charge, upon written or oral request to the information agent, Okapi Partners LLC, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036 or by calling [●] (toll-free for stockholders, banks and brokers) or [●] (all others outside the U.S.). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the Exchange Offer.
This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Danaher Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Danaher Common Stock or Envista Common Stock that may apply in their home countries. Danaher and Envista cannot provide any assurance about whether such limitations exist.
As used in this prospectus, unless the context requires otherwise, (i) references to “Danaher” refer to Danaher Corporation, a Delaware corporation, and its subsidiaries other than Envista and Envista’s subsidiaries, and (ii) references to “Envista” refer to Envista Holdings Corporation, a Delaware corporation and its subsidiaries. Unless the context otherwise requires or unless

v

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

expressly indicated, it is assumed throughout this prospectus that the Exchange Offer is fully subscribed and that all shares of Envista Common Stock held by Danaher are distributed pursuant to the Exchange Offer.
Unless otherwise indicated, information contained in this prospectus concerning Envista’s industry and the markets in which Envista operates, including general expectations and market positions, market opportunity and market share, is based on information from third-party sources and estimates of Envista’s management. Management estimates are derived from publicly available information, knowledge of Envista’s industry and assumptions based on such information and knowledge, which Envista believes to be reasonable. Management estimates have not been verified by any independent source. In addition, assumptions and estimates of Envista’s and its industry’s future performances are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from Envista’s assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”
The name and mark, Envista, and other trademarks, trade names and service marks of Envista appearing in this prospectus are Envista’s property or, as applicable, licensed to Envista. The name and mark, Danaher Corporation, and other trademarks, trade names and service marks of Danaher appearing in this prospectus are the property of Danaher. This prospectus also contains additional trade names, trademarks and service marks belonging to other companies. Envista does not intend Envista’s use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Envista by, these other parties.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

INCORPORATION BY REFERENCE
The SEC allows certain information to be “incorporated by reference” into this prospectus by Danaher, which means that Danaher can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Danaher has previously filed with the SEC. These documents contain important information about Danaher, its business, financial condition and results of operations:
Danaher SEC Filings

•	Danaher Annual Report on Form 10-K for the year ended December 31, 2018;

•	The portions of the Danaher Definitive Proxy Statement filed on March 27, 2019 that are incorporated by reference in the Danaher Annual Report on Form 10-K for the year ended December 31, 2018;

•	Danaher Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 2019, June 28, 2019 and September 27, 2019; and

•
Danaher Current Reports on Form 8-K filed on February 25, 2019, March 1, 2019, May 8, 2019, August 29, 2019, September 5, 2019, September 18, 2019 and September 20, 2019 (in each case, only for those portions that have been filed rather than furnished for the report).

All documents filed by Danaher pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus to the date that the Exchange Offer is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings with the SEC will automatically modify and supersede the information in this prospectus.
Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Okapi Partners LLC, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036 or by calling [●] (toll-free for stockholders, banks and brokers) or [●] (all others outside the U.S.). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the Exchange Offer.
Where You Can Find More Information About Danaher and Envista
Danaher and Envista file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may access this information on the SEC’s website, which contains reports, proxy statements and other information that Danaher and Envista file electronically with the SEC. The address of that website is http://www.sec.gov. You may also consult Danaher’s and Envista’s websites for more information about Danaher and Envista, respectively. Danaher’s website is www.danaher.com. Envista’s website is www.envistaco.com. Information included on these websites is not incorporated by reference into this prospectus.
Envista has filed a registration statement on Form S-4 and Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, to register with the SEC the shares of Envista Common Stock to be distributed to Danaher stockholders pursuant to the Exchange Offer and, in the event the Exchange Offer is not fully subscribed or is terminated, a spin-off distribution of the remaining shares of Envista Common Stock held by Danaher. Danaher will file a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes Danaher’s offer to exchange, in addition to being a prospectus of Envista. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Danaher, Danaher Common Stock, Envista and Envista Common Stock, reference is made to the registration statement and its exhibits and the Schedule TO. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to in this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the SEC. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
Danaher has decided to offer to exchange its remaining interest in Envista, consisting of 127,868,000 shares of Envista Common Stock, which represents approximately 80.6% of the outstanding common stock of Envista as of October 18, 2019, for outstanding shares of Danaher Common Stock. Following the Exchange Offer, Envista will be wholly independent from Danaher, except that certain agreements between Danaher and Envista will remain in place, and one or more Danaher executives are expected to continue to serve on Envista’s board of directors. See “Agreements Between Danaher and Envista and Other Related Person Transactions—Relationship between Envista and Danaher” and “Management of Envista—Directors.” The following are answers to common questions about the Exchange Offer.

1.	Why has Danaher decided to separate Envista from Danaher through the Exchange Offer?
Danaher has decided to commence the Exchange Offer to complete the Separation (as defined below under the section entitled “The Transaction”) of Danaher’s dental business now owned by Envista from Danaher’s remaining businesses in a tax-efficient manner, with the goal of enhancing stockholder value and better positioning Danaher to focus on its core businesses.
Danaher believes that the Separation and the Exchange Offer will, among other things, (a) create a fully independent company, Envista, focused exclusively on the dental business, which can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling stockholder, (b) create a widely held, publicly traded equity security linked only to the performance of the dental business, rather than together with Danaher’s other businesses, which can be used efficiently to attract, retain and incentivize employees of the dental business and to pursue attractive acquisition and capital raising opportunities, and (c) enhance the capital markets efficiency of Danaher Common Stock by eliminating a non-core business which investors may not appropriately value when assessing Danaher’s business operations.

2.	Why did Danaher choose an Exchange Offer as the way to separate Envista from Danaher?
Danaher believes that the Exchange Offer is a tax-efficient way to divest its remaining interest in Envista. The Exchange Offer is expected to qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and thus will give Danaher’s stockholders an opportunity to adjust their current Danaher investment between Danaher and Envista in a tax-free manner for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share).
Danaher and Envista also have significantly different competitive strengths and operating strategies and operate in different industries. The Exchange Offer is an efficient means of placing Envista Common Stock with holders of Danaher Common Stock who wish to directly own an interest in Envista and reducing the total number of shares of Danaher Common Stock outstanding.

3.	What is the main way that the relationship between Envista and Danaher will change after the Exchange Offer is completed?
Following the completion of the Exchange Offer, Danaher will no longer have any ownership interest in Envista. Envista will be able to pursue its own initiatives, regardless of whether those initiatives are consistent with Danaher’s strategy, subject to certain continuing agreements with Danaher.

4.	Will dividends be paid on Envista Common Stock?
Envista does not currently pay dividends and has not yet determined whether or the extent to which Envista will pay any dividends on Envista Common Stock. The payment of any dividends in the future, and the timing and amount thereof, to Envista’s stockholders will fall within the discretion of Envista’s board of directors. See “Risk Factors—Envista cannot guarantee the payment of dividends on Envista Common Stock, or the timing or amount of any such dividends.”

5.	Who may participate in the Exchange Offer and will it be extended outside the United States?
Any U.S. holder of Danaher Common Stock during the Exchange Offer period, which will be at least 20 business days, may participate in the Exchange Offer, including directors and officers of Danaher, Envista and their respective subsidiaries. This

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

includes shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) held for the account of participants of the Danaher Corporation & Subsidiaries Savings Plan, the Danaher Corporation & Subsidiaries Retirement & Savings Plan, the Danaher Corporation & Subsidiaries Puerto Rico Savings Plan and, effective as of January 1, 2020, the Envista Holdings Corporation Savings Plan and the Envista Holdings Corporation Union Savings Plan (collectively, the “Savings Plans”).
Although Danaher may deliver this prospectus to stockholders located outside the United States, this prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy, any shares of Danaher Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Danaher Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Danaher has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Danaher Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Danaher or Envista to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Danaher or Envista to take any action to facilitate a public offering in that country or otherwise. Danaher will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Danaher Common Stock or Envista Common Stock that may apply in their home countries. Danaher and Envista cannot provide any assurance about whether such limitations exist.
All holders who are tendering shares (or units in respect of shares) of Danaher Common Stock allocated to their Savings Plans accounts should follow the special instructions provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Danaher Common Stock allocated to their Savings Plan accounts, subject to certain limitations. To allow sufficient time for the tender of shares (or units in respect of shares) by the trustee of the applicable Savings Plan, tendering holders must provide the tabulator for the Savings Plans with the requisite instructions by the deadline specified in the special instructions provided to them, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of the holder’s direction also may be extended.

6.	How many shares of Envista Common Stock will I receive for my shares of Danaher Common Stock accepted in the Exchange Offer?
Unless the upper limit discussed below is in effect, the Exchange Offer is designed to permit you to exchange your shares of Danaher Common Stock for shares of Envista Common Stock so that for each $100 of Danaher Common Stock accepted in the Exchange Offer, you will receive approximately $[●] of Envista Common Stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily VWAPs for Danaher Common Stock and Envista Common Stock on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the expiration date of the Exchange Offer). If the Exchange Offer is not extended or terminated, the Averaging Dates would be [●], [●] and [●].
Please note, however, that the number of shares you can receive is subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. If the upper limit is in effect as of the originally contemplated expiration of the offer, you may receive less than $[●] of Envista Common Stock for each $100 of Danaher Common Stock that you tender, based on the Average Danaher Price and Average Envista Price, and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

you could receive much less. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. In addition, because the Exchange Offer is subject to proration, the number of shares of Danaher Common Stock Danaher accepts in the Exchange Offer may be less than the number of shares you tender.
Danaher will announce the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, at www.[●].com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer, and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.

7.	Why is there an upper limit on the number of shares of Envista Common Stock I can receive for each share of Danaher Common Stock that I tender?
The number of shares you can receive is subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. If the upper limit is in effect as of the originally contemplated expiration of the offer, you may receive less than $[●] of Envista Common Stock for each $100 of Danaher Common Stock that you tender, based on the Average Danaher Price and Average Envista Price, and you could receive much less.
This upper limit represents a [●]% discount for shares of Envista Common Stock based on the closing prices of Danaher Common Stock and Envista Common Stock on the NYSE on [●] (the last trading day immediately preceding the filing date of the registration statement of which this prospectus forms a part). Danaher set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Envista Common Stock, relative to the trading price of Danaher Common Stock, during the Exchange Offer period would not result in an unduly high number of shares of Envista Common Stock being exchanged for each share of Danaher Common Stock accepted in the Exchange Offer.

8.	What will happen if the upper limit is in effect?
Danaher will announce whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect at www.[●].com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer, and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period. If the upper limit is in effect, you may receive less than $[●] of Envista Common Stock for each $100 of Danaher Common Stock that you tender based on the Average Danaher Price and Average Envista Price, and you could receive much less.

9.
How are the Average Danaher Price and the Average Envista Price determined for purposes of calculating the number of shares of Envista Common Stock to be received for each share of Danaher Common Stock accepted in the Exchange Offer?

The Average Danaher Price and the Average Envista Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Danaher Common Stock and Envista Common Stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the expiration date of the Exchange Offer). Danaher will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final. If the Exchange Offer is not extended or terminated, the Averaging Period would be [●], [●] and [●]. If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer, and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

10.	What is the daily volume-weighted average price or “VWAP”?
The daily VWAPs for shares of Danaher Common Stock or Envista Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “DHR UN<Equity>AQR” with respect to Danaher Common Stock and “NVST UN<Equity>AQR” with respect to Envista Common Stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Danaher will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
A website will be maintained at www.[●].com that will provide the daily VWAPs of both Danaher Common Stock and Envista Common Stock during the pendency of the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.

11.	How and when will I know the final exchange ratio?
The final exchange ratio that determines the number of shares of Envista Common Stock that you will receive for each share of Danaher Common Stock accepted in the Exchange Offer, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, will be announced by press release by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). At such time, the final exchange ratio will also be available at www.[●].com. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.

12.	Will indicative exchange ratios be provided during the Exchange Offer period?
Yes. A website will be maintained at www.[●].com that will provide the daily VWAPs of both Danaher Common Stock and Envista Common Stock during the pendency of the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Danaher Common Stock and Envista Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
On each of the Averaging Dates, the website will provide indicative exchange ratios that will be calculated based on the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock, which will be provided as set forth below. The indicative calculated per-share values of Danaher Common Stock and Envista Common Stock, as calculated by Danaher, will each equal (i) on the first Averaging Date, the intra-day VWAP during the elapsed portion of that day, (ii) on the second Averaging Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Averaging Date and (iii) on the third Averaging Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Averaging Date and with the actual daily VWAP on the second Averaging Date. “Intra-day VWAP” means VWAP for the period beginning at the official open of trading on the NYSE and ending as of the specific time on such day. On each of the Averaging Dates, the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock and indicative exchange ratio calculated using such values will be updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, will be announced by press release and be available on the website by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

In addition, a table indicating the number of shares of Envista Common Stock that you would receive per share of Danaher Common Stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of Danaher Common Stock and Envista Common Stock during the Averaging Period, is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”

13.	What if the trading market in either shares of Danaher Common Stock or Envista Common Stock is disrupted on one or more days during the Averaging Period?
If a market disruption event (as defined below under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio”) occurs with respect to shares of Danaher Common Stock or Envista Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Danaher Common Stock and Envista Common Stock will be determined using the daily VWAPs of shares of Danaher Common Stock and Envista Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Danaher decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Danaher may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

14.
Are there circumstances under which I would receive fewer shares of Envista Common Stock than I would have received if the exchange ratio were determined using the closing prices of the shares of Danaher Common Stock and Envista Common Stock on the expiration date of the Exchange Offer?

Yes. For example, if the trading price of Danaher Common Stock were to increase on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Danaher Price would likely be lower than the closing price of Danaher Common Stock on the expiration date of this Exchange Offer. As a result, you may receive fewer shares of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Danaher Common Stock on the expiration date of this Exchange Offer were used to determine the exchange ratio. Similarly, if the trading price of Envista Common Stock were to decrease on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Envista Price would likely be higher than the closing price of Envista Common Stock on the expiration date of this Exchange Offer. This could also result in you receiving fewer dollars of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Envista Common Stock on the expiration date of this Exchange Offer were used to determine the exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.”

15.	Will I receive any fractional shares of Envista Common Stock in the Exchange Offer?
No. Fractional shares of Envista Common Stock will not be distributed in the Exchange Offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the Danaher stockholders otherwise entitled to receive a fractional share of Envista Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those stockholders. Any proceeds that the exchange agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with such stockholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Envista Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Envista Common Stock.

16.	Will all the shares of Danaher Common Stock that I tender be accepted in the Exchange Offer?
Not necessarily. The maximum number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Envista Common Stock held by Danaher divided by the final exchange ratio (which will be subject to the upper limit). Danaher holds 127,868,000 shares of Envista Common Stock. Accordingly, the largest possible number of shares of Danaher Common Stock that will be accepted equals 127,868,000 divided by the final exchange ratio. Depending on the number of shares of Danaher Common Stock validly tendered in the Exchange Offer and not validly withdrawn, and the Average Danaher Price and Average Envista Price, Danaher may have to limit the number of shares of Danaher Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

17.	Are there any conditions to Danaher’s obligation to complete the Exchange Offer?
Yes. Danaher is not required to complete the Exchange Offer unless the conditions described under “The Exchange Offer - Conditions to Completion of the Exchange Offer” are satisfied or, where legally permitted, waived before the expiration of the Exchange Offer. For example, Danaher is not required to complete the Exchange Offer unless [(i) at least [●] shares of Envista Common Stock will be distributed in exchange for shares of Danaher Common Stock that are validly tendered in the Exchange Offer, and (ii)] Danaher receives an opinion of its tax counsel, Davis Polk & Wardwell LLP (“Davis Polk”), to the effect that the Exchange Offer, together with the Separation and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code. [The minimum number of shares of Danaher Common Stock that must be validly tendered in order for at least [●] shares of Envista Common Stock to be distributed in the Exchange Offer is referred to as the “Minimum Amount.”] Danaher may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. Envista has no right to waive any of the conditions to the Exchange Offer.

18.	How many shares of Danaher Common Stock will Danaher acquire if the Exchange Offer is completed?
The number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Danaher Common Stock validly tendered and not validly withdrawn. The maximum number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Envista Common Stock held by Danaher divided by the final exchange ratio (which will be subject to the upper limit). Danaher holds 127,868,000 shares of Envista Common Stock. Accordingly, the largest possible number of shares of Danaher Common Stock that will be accepted equals 127,868,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is [●] (the upper limit for shares of Envista Common Stock that could be exchanged for one share of Danaher Common Stock), then Danaher would accept up to [●] shares of Danaher Common Stock.

19.
What happens if [more than the minimum number of shares are validly tendered, but] not enough shares of Danaher Common Stock are validly tendered to allow Danaher to exchange all of the shares of Envista Common Stock it owns?

If this Exchange Offer is consummated but less than all shares of Envista Common Stock owned by Danaher are exchanged because this Exchange Offer is not fully subscribed, the additional shares of Envista Common Stock owned by Danaher will be distributed in a spin-off on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of this Exchange Offer. Any Danaher stockholder who validly tenders (and does not properly withdraw) shares of Danaher Common Stock for Envista Common Stock in the Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, Envista Common Stock distributed on a pro rata basis to Danaher stockholders in the spin-off in the event the Exchange Offer is not fully subscribed.

20.	What happens if the Exchange Offer is oversubscribed and Danaher is unable to accept all tenders of Danaher Common Stock at the final exchange ratio?
In that case, all shares of Danaher Common Stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares) of Danaher Common Stock and who validly tender all of their shares will not be subject to proration. For instance, if you beneficially own 50 shares of Danaher Common Stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Danaher Common Stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more shares of Danaher Common Stock will be subject to proration. In addition, shares (or units in respect of shares) held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Danaher Common Stock) will be subject to proration.
Proration for each tendering stockholder will be based on the number of shares of Danaher Common Stock validly tendered by that stockholder in the Exchange Offer, and not on that stockholder’s aggregate ownership of Danaher Common Stock. Any shares of Danaher Common Stock not accepted for exchange as a result of proration will be returned to tendering stockholders. Danaher will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). This preliminary determination is referred to as the “preliminary proration factor.” Danaher will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

21.	How long will the Exchange Offer be open?
The period during which you are permitted to tender your shares of Danaher Common Stock in the Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not amended or terminated, would be [●]), unless the Exchange Offer is extended or terminated. If the upper limit is in effect as of the originally contemplated expiration of the offer, the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period. In addition, Danaher may extend the Exchange Offer in the circumstances described in “The Exchange Offer—Extension; Amendment—Extension or Amendment by Danaher.”

22.	Under what circumstances can the Exchange Offer be extended by Danaher?
Danaher can extend the Exchange Offer at any time, in its sole discretion, and regardless of whether any condition to the Exchange Offer has been satisfied or, where legally permitted, waived. If Danaher extends the Exchange Offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

23.	How do I decide whether to participate in the Exchange Offer?
Whether you should participate in the Exchange Offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Envista and Danaher.
In addition, you should consider all of the factors described in “Risk Factors.” None of Danaher, Envista or any of their respective directors or officers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Danaher Common Stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including all documents referred to herein, very carefully.

24.	How do I participate in the Exchange Offer?
The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your shares of Danaher Common Stock in certificated form, in uncertificated form registered directly in your name in Danaher’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering.”

25.	Can I tender only a part of my Danaher Common Stock in the Exchange Offer?
Yes. You may tender all, some or none of your shares of Danaher Common Stock.

26.
Will holders of Danaher stock options, restricted stock units (“RSUs”) and performance-based restricted stock units (“PSUs”) have the opportunity to exchange their awards for Envista Common Stock in the Exchange Offer?

No, holders of Danaher stock options, RSUs or PSUs cannot tender the shares underlying such awards in the Exchange Offer. If you hold shares of Danaher Common Stock as a result of the vesting and settlement of RSUs or PSUs or as a result of the exercise of vested stock options, in each case, during the Exchange Offer period, these shares can be tendered in the Exchange Offer.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

27.	How can I participate in the Exchange Offer if shares of Danaher Common Stock are held for my account under a Savings Plan?
Shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) held for the account of participants in the Savings Plans are eligible for participation in the Exchange Offer. A Savings Plan participant may direct that all, some or none of such shares or units allocated to his or her Savings Plan account be exchanged, subject to the Savings Plan’s rules for participating in the Exchange Offer.
A Savings Plan’s rules and procedures for tendering shares (or units in respect of shares) held by the Savings Plan for the account of participants will be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of Savings Plan shares may be different, and the deadlines for receipt of such instructions may be earlier than the expiration date of the Exchange Offer (including any extensions thereof).
The Savings Plans’ rules are described in a separate notice, which will be made available to the Savings Plan participants. Savings Plan participants should consult this additional notice together with this prospectus in deciding whether or not to participate in the Exchange Offer with respect to their Savings Plan shares.

28.	What do I do if I want to retain all of my Danaher Common Stock?
If you want to retain your shares of Danaher Common Stock, you do not need to take any action in connection with the Exchange Offer.

29.	Will I be able to withdraw the shares of Danaher Common Stock that I tender in the Exchange Offer?
Yes. You may withdraw shares tendered at any time before the Exchange Offer expires. See “The Exchange Offer—Withdrawal Rights.” If you change your mind again before the expiration of the Exchange Offer, you can re-tender your shares of Danaher Common Stock by following the tender procedures again.

30.	Will I be able to withdraw the shares of Danaher Common Stock that I tender in the Exchange Offer before and after the final exchange ratio has been determined?
Yes. The final exchange ratio used to determine the number of shares of Envista Common Stock that you will receive for each share of Danaher Common Stock accepted in the Exchange Offer, including whether the upper limit is in effect, will be announced by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). The expiration date of the Exchange Offer may be extended or the Exchange Offer may be terminated. You have the right to withdraw shares of Danaher Common Stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date. If you change your mind again before the expiration of the Exchange Offer, you can re-tender shares of Danaher Common Stock by following the exchange procedures again prior to the expiration of the Exchange Offer. See “The Exchange Offer—Withdrawal Rights.”
If the upper limit on the number of Envista Common Stock that can be received for each share of Danaher Common Stock tendered is in effect at the expiration of the Exchange Offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this Exchange Offer until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date will be made to permit you to tender or withdraw your shares of Danaher Common Stock during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.
If you are a registered holder of Danaher Common Stock (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company (“DTC”) is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
If you hold your shares (or units in respect of shares) through the Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the Exchange Offer is extended, on the new plan participant withdrawal deadline).

31.	How soon will I receive delivery of my Envista Common Stock once I have validly tendered my Danaher Common Stock?
Assuming the shares of Danaher Common Stock validly tendered in the Exchange Offer have been accepted for exchange, the exchange agent will cause shares of Envista Common Stock to be credited in book-entry form to direct registered accounts maintained by Envista’s transfer agent for your benefit (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit you) promptly after the expiration of the Exchange Offer. See “The Exchange Offer - Delivery of Envista Common Stock; Book-Entry Accounts.”

32.	Will I be subject to U.S. federal income tax on the shares of Envista Common Stock that I receive in the Exchange Offer?
As noted above, the Exchange Offer is conditioned upon the receipt by Danaher of an opinion of Davis Polk, to the effect that the Exchange Offer, together with the Separation and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code. On the basis that the distribution qualifies as a tax-free distribution within the meaning of Section 355, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the distribution, in each case, except with respect to any cash received in lieu of fractional shares.
The material U.S. federal income tax consequences of the Exchange Offer are described in more detail under “Material U.S. Federal Income Tax Consequences.”

33.	Are there any appraisal rights for holders of Danaher or Envista Common Stock?
There are no appraisal rights available to Danaher stockholders or Envista stockholders in connection with the Exchange Offer.

34.	What is the accounting treatment of the Exchange Offer?
The shares of Danaher Common Stock acquired by Danaher in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Danaher Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Envista attributable to Danaher and the market value of the shares of Danaher Common Stock acquired at that date will be recognized by Danaher as a gain on disposal of discontinued operations net of any direct and incremental expenses of the Exchange Offer on the disposal of its Envista Common Stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Also, upon completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista.

35.	What will Danaher do with the shares of Danaher Common Stock it acquires in the Exchange Offer?
Danaher Common Stock acquired by Danaher in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.

36.	What is the impact of the Exchange Offer on the number of Danaher shares outstanding?
Any Danaher Common Stock acquired by Danaher in the Exchange Offer will reduce the total number of Danaher shares outstanding, although Danaher’s actual number of shares outstanding on a given date reflects a variety of factors, such as the vesting and settlement of RSUs and PSUs or the exercise of vested stock options.

37.	What will happen to any remaining shares of Envista Common Stock owned by Danaher in the spin-off following the consummation of the Exchange Offer, if the Exchange Offer is not fully subscribed?
In the event that this Exchange Offer is not fully subscribed, any remaining shares of Envista Common Stock owned by Danaher that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of this Exchange Offer.

38.	If I tender some or all of my shares of Danaher Common Stock in the Exchange Offer, will I receive any Envista Common Stock in the subsequent spin-off, if the Exchange Offer is not fully subscribed?
In the event that this Exchange Offer is not fully subscribed, Danaher stockholders who validly tender (and do not properly withdraw) shares of Danaher Common Stock for Envista Common Stock and whose shares are accepted in this Exchange Offer will waive their rights with respect to such shares to receive, and forfeit any rights to, Envista Common Stock distributed on a pro rata basis to Danaher stockholders in the spin-off following the consummation of the Exchange Offer. However, in the event any tendered shares are not accepted in this Exchange Offer for any reason, or you do not tender all of your shares of Danaher Common Stock, such shares will be entitled to receive Envista Common Stock in the spin-off.

39.	Where can I find out more information about Danaher and Envista?
You can find out more information about Danaher and Envista by reading this prospectus and, with respect to Danaher, from various sources described in “Incorporation by Reference.”

40.	Whom should I call if I have questions about the Exchange Offer or want copies of additional documents?
You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, from the information agent, Okapi Partners LLC, at 1212 Avenue of the Americas, 24th Floor, New York, NY 10036 or by calling [●] (toll-free for stockholders, banks and brokers) or [●] (all others outside the U.S.).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

SUMMARY
This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the Exchange Offer. See “Incorporation by Reference.”
The Companies
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
(202) 828-0850
Danaher is a publicly held company organized under the laws of the state of Delaware. Danaher designs, manufactures and markets professional, medical, industrial and commercial products and services. Danaher’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 60 countries. Danaher reported sales of approximately $19.9 billion for the year ended December 31, 2018.
Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, California 92821-6208
(714) 817-7000
Envista is a publicly held company organized under the laws of the state of Delaware. Envista develops and provides a comprehensive portfolio of dental consumables, equipment and services to dental professionals covering an estimated 90% of dentists’ clinical needs for diagnosing, treating and preventing dental conditions as well as improving the aesthetics of the human smile. Envista’s operating companies, Nobel Biocare Systems, Ormco and KaVo Kerr, serve more than one million dentists in over 150 countries. In 2018, Envista generated total sales of approximately $2.8 billion.
The Exchange Offer
Terms of the Exchange Offer
Danaher is offering to exchange up to an aggregate of 127,868,000 shares of Envista Common Stock for outstanding shares of Danaher Common Stock that are validly tendered and not validly withdrawn. You may tender all, some or none of your shares of Danaher Common Stock.
Shares of Danaher Common Stock validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio on the terms and conditions of the Exchange Offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering stockholder promptly following the expiration or termination of the Exchange Offer, as applicable.
Extension; Amendment; Termination
The Exchange Offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). If the upper limit on the number of Envista Common Stock that can be received for each share of Danaher Common Stock tendered is in effect at the expiration of the Exchange Offer period, the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period. You must tender your shares of Danaher Common Stock before the expiration of the Exchange Offer if you want to participate in the Exchange Offer. Danaher may extend, amend or terminate the Exchange Offer as described in this prospectus.
Conditions to Completion of the Exchange Offer
The Exchange Offer is subject to various conditions, including that [(i) at least [●] shares of Envista Common Stock will be distributed in exchange for shares of Danaher Common Stock that are validly tendered in the Exchange Offer and (ii)] Danaher receives an opinion of its tax counsel, Davis Polk, to the effect that the Exchange Offer, together with the Separation

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code. All conditions to the completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Danaher before the expiration of the Exchange Offer. Danaher may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”
Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), Danaher stockholders have validly tendered more shares of Danaher Common Stock than Danaher is able to accept for exchange, Danaher will accept for exchange the shares of Danaher Common Stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Danaher Common Stock to be accepted for exchange bears to the total number of shares of Danaher Common Stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Danaher Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Envista Common Stock owned by Danaher), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of less than 100 shares of Danaher Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Danaher Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares (or units in respect of shares) held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Danaher Common Stock) will be subject to proration.
Danaher will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). Upon determining the number of shares of Danaher Common Stock validly tendered for exchange, Danaher will announce the final results, including the final proration factor, if any.
Fractional Shares
Fractional shares of Envista Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the tendering Danaher stockholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Envista Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Envista Common Stock.
Holders who are tendering shares (or units in respect of shares) allocated to their Savings Plans accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for information that is specific to the Savings Plans.
Procedures for Tendering
The procedures you must follow to participate in the Exchange Offer will depend on how you hold your shares of Danaher Common Stock. For you to validly tender your shares of Danaher Common Stock pursuant to the Exchange Offer, before the expiration of the Exchange Offer, you will need to take the following steps:

•
If you hold certificates for shares of Danaher Common Stock, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of Danaher Common Stock tendered;

•
If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
If you hold shares of Danaher Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the Exchange Offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC;

•
Participants in the Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) held in these plans, but should instead use the Exchange Offer election form provided to them by or on behalf of their plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) allocated to their Savings Plan accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the applicable plan administrator; and

•
If you wish to tender your shares of Danaher Common Stock that are in certificated form but the share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Envista Common Stock
Following the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), the exchange agent will cause shares of Envista Common Stock to be credited in book-entry form to direct registered accounts maintained by Envista’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after acceptance of shares of Danaher Common Stock in the Exchange Offer and determination of the final proration factor, if any. Certificates representing shares of Envista Common Stock will not be issued pursuant to the Exchange Offer.
Withdrawal Rights
You may withdraw your tendered shares of Danaher Common Stock at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). If you change your mind again before the expiration of the Exchange Offer, you may re-tender your shares of Danaher Common Stock by again following the Exchange Offer procedures.
In order to withdraw your shares, you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”
If you hold shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) through the Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares (or units in respect of shares) and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the Exchange Offer is extended, any new withdrawal deadline established by the plan administrator).
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
No Appraisal Rights
No appraisal rights are available to Danaher stockholders or Envista stockholders in connection with the Exchange Offer.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Danaher may deliver this prospectus to stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Danaher Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Danaher Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Danaher has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Danaher Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Danaher or Envista to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Danaher or Envista to take any action to facilitate a public offering in that country or otherwise. Danaher will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Danaher Common Stock or Envista Common Stock that may apply in their home countries. Danaher and Envista cannot provide any assurance about whether such limitations exist.
Distribution of Remaining Shares of Envista Common Stock After Exchange Offer
In the event that [more than the Minimum Amount of shares are validly tendered but] not enough shares of Danaher Common Stock are validly tendered to allow Danaher to exchange all of its shares of Envista Common Stock, any remaining shares of Envista Common Stock owned by Danaher that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of the Exchange Offer.
If the Exchange Offer is terminated by Danaher without the exchange of shares, Danaher intends to distribute all shares of Envista Common Stock owned by Danaher on a pro rata basis to holders of Danaher Common Stock, with a record date to be announced by Danaher.
Risk Factors
In deciding whether to tender your shares of Danaher Common Stock, you should carefully consider in their entirety the matters described in “Risk Factors,” as well as other information included in this prospectus and the other documents incorporated by reference herein.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Regulatory Approval
Certain acquisitions of Envista Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”). If you decide to participate in the Exchange Offer and acquire enough shares of Envista Common Stock to exceed the $90 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Danaher and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Material U.S. Federal Income Tax Consequences
It is intended that the Exchange Offer will qualify as a tax-free distribution within the meaning of Section 355 of the Code. On the basis that the Exchange Offer so qualifies, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) generally will not recognize gain or loss upon the receipt of shares of Envista Common Stock in the Exchange Offer, except with respect to the receipt of cash in lieu of fractional shares.
In connection with the Separation, Danaher received a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the Separation and the Exchange Offer will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Sections 368(a)(1)(D) and 355 of the Code (the “Ruling”). While the Ruling is generally binding on the IRS, if any of the facts, assumptions, representations or undertakings that Danaher made to the IRS are, or become, inaccurate, incorrect or incomplete, the validity of the Ruling may be compromised and the Separation and the Exchange Offer might not qualify as a tax-free “reorganization.” In that event, the consequences described in the Ruling will not apply and Danaher and its stockholders could be subject to significant U.S. federal income tax liability.
In addition, the completion of the Exchange Offer is conditioned upon, among other things, the receipt by Danaher of the opinion of Davis Polk, to the effect that the Exchange Offer, together with the Separation and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code. The opinion of Davis Polk will address certain issues on which the IRS does not rule.
Please see “Risk Factors—Risks Related to the Exchange Offer—The Exchange Offer could result in significant tax liability,” “Risk Factors—Risks Related to Envista Common Stock—If there is a later determination that the Exchange Offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect or for any other reason, then Danaher and its stockholders could incur significant U.S. federal income tax liabilities, and Envista could incur significant liabilities” and “Material U.S. Federal Income Tax Consequences” for more information regarding the tax opinion and the potential tax consequences of the Exchange Offer. Holders of Danaher Common Stock should consult their tax advisor as to the particular tax consequences to them of the Exchange Offer.
Accounting Treatment of the Exchange Offer
The shares of Danaher Common Stock acquired by Danaher in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Danaher Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Envista attributable to Danaher and the market value of the shares of Danaher Common Stock acquired at that date will be recognized by Danaher as a gain on disposal of discontinued operations net of any direct and incremental expenses of the Exchange Offer on the disposal of its Envista Common Stock.
Also, upon completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista.
Comparison of Stockholder Rights
Danaher and Envista are both organized under the laws of the State of Delaware. Differences in the rights of a stockholder of Danaher from those of a stockholder of Envista arise principally from provisions of the constitutive documents of each of Danaher and Envista. See “Comparison of Stockholder Rights.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The Exchange Agent and the Tabulator for the Savings Plans
The exchange agent for the Exchange Offer and the tabulator for the Savings Plans is Computershare Trust Company, N.A.
The Information Agent
The information agent for the Exchange Offer is Okapi Partners LLC.
Comparative Historical and Pro Forma Per Share Data
The following tables present certain per share information for Danaher and Envista. Per share information for Danaher is shown on a historical basis and on a pro forma basis. For Envista, per share information is shown on a historical basis and on an equivalent pro forma basis. Equivalent pro forma per share information is calculated by multiplying the applicable pro forma per share amount by [●], which reflects the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●], based on the Average Danaher Price divided by [●]% of the Average Envista Price on [●], [●] and [●]. The final exchange ratio will be determined based on the Average Danaher Price and the Average Envista Price on the NYSE during the three consecutive trading days ending on and including the expiration date of the Exchange Offer. However, the number of shares that can be received in the Exchange Offer is subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. For a full description of all pro forma assumptions, see “Danaher Corporation Unaudited Pro Forma Consolidated Condensed Financial Statements” and “Envista Holdings Corporation Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements.”
Danaher Per Share Data

	Nine-Month Period Ended September 27, 2019	Year Ended December 31, 2018
Net earnings from continuing operations per common share:
Historical:
Basic	$2.36	$3.78
Diluted	$2.32	$3.74
Pro forma:(1)
Basic	[●]	[●]
Diluted	[●]	[●]
Dividends per common share	$0.51	$0.64
Book value per common share:(2)
Historical	$45.26	$40.22
Pro forma(1)	[●]	[●]
_________________

(1)
Pro forma shares outstanding used to calculate Danaher pro forma net earnings from continuing operations and book value per common share reflect the receipt of [●] shares of Danaher Common Stock in exchange for the 127,868,000 shares of Envista Common Stock in the Exchange Offer based on the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●] which would have provided for [●] shares of Envista Common Stock to be exchanged for each share of Danaher Common Stock accepted.

(2)	The book value per common share is calculated by dividing stockholders’ equity by the number of shares of Danaher Common Stock outstanding at the end of the period.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Per Share Data

	Nine-Month Period Ended September 27, 2019	Year Ended December 31, 2018
Net earnings per common share:
Historical:
Basic	$1.25	$1.80
Diluted	$1.25	$1.80
Equivalent pro forma:(1)
Basic	[●]	[●]
Diluted	[●]	[●]
Dividends per common share	$—	$—
Book value per common share:(2)
Historical	$22.13
Equivalent pro forma(1)	[●]	[●]
_________________

(1)
Equivalent pro forma per share data is calculated by multiplying the pro forma per share amount by [●], which reflects the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●], based on the Average Danaher Price divided by [●]% of the Average Envista Price on [●], [●] and [●].

(2)	The book value per common share is calculated by dividing stockholders’ equity by the number of shares of Envista Common Stock outstanding at the end of the period.

Selected Historical and Pro Forma Financial Data for Danaher and Envista
Danaher Selected Historical and Pro Forma Financial Data
The following table sets forth Danaher’s selected historical and pro forma financial data for the periods indicated.
The selected historical consolidated financial data for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 are derived from Danaher’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus. The selected historical consolidated financial data for the years ended December 31, 2015 and 2014 and as of December 31, 2016, 2015 and 2014 have been derived from Danaher’s audited consolidated financial statements for such years, which have not been incorporated into this prospectus by reference. The selected historical consolidated condensed financial data for the nine-month periods ended September 27, 2019 and September 28, 2018 and as of September 27, 2019 are derived from Danaher’s unaudited consolidated condensed financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2019, which is incorporated by reference into this prospectus. The selected historical consolidated condensed financial data as of September 28, 2018 are derived from Danaher’s unaudited consolidated condensed financial statements, which have not been incorporated into this prospectus by reference. Danaher’s management believes the interim financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. Danaher’s historical consolidated financial statements and selected financial data include Envista’s historical results.
The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with Danaher’s audited consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2018, and Danaher’s unaudited consolidated condensed financial statements, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Danaher’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2019, which are incorporated by reference into this prospectus.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The selected unaudited pro forma consolidated condensed statement of earnings data for the nine-month period ended September 27, 2019 and the year ended December 31, 2018, and the unaudited pro forma consolidated condensed balance sheet data at September 27, 2019, presented below have been derived from Danaher’s unaudited pro forma consolidated condensed financial statements included elsewhere in this prospectus. The unaudited pro forma information set forth below reflects Danaher’s historical audited consolidated annual and unaudited consolidated condensed interim financial information, as adjusted to give effect to the Transactions (as defined below). The unaudited pro forma information is illustrative and not intended to represent what Danaher’s results of operations or financial position would have been had the Transactions occurred on the dates indicated or project Danaher’s results of operations or financial position for any future period. For an understanding of the pro forma financial statements that give pro forma effect to the Transactions, see “Danaher Corporation Unaudited Pro Forma Consolidated Condensed Financial Statements” included elsewhere in this prospectus.
The unaudited pro forma consolidated condensed balance sheet at September 27, 2019 gives effect to the following transactions, which are referred to, collectively, as the “Transactions,” as if they each had occurred on September 27, 2019, and the unaudited pro forma consolidated condensed statements of earnings for the nine-month periods ended September 27, 2019 and the year ended December 31, 2018 give effect to the Transactions, as if they each had occurred on January 1, 2018:

•	the Separation;

•	the IPO and the use of the proceeds therefrom;

•	the Debt Transaction (as defined below under the section entitled “The Transaction”) and the use of the proceeds therefrom; and

•	the Exchange Offer (assuming the Exchange Offer is completed and fully subscribed).
Based on Danaher’s historical ownership of Envista, the data shown below are impacted by assets, liabilities, results of operations or cash flows attributable to Envista. Upon completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista. You should read the information set forth below together with “Danaher Corporation Unaudited Pro Forma Consolidated Condensed Financial Statements” included elsewhere in this prospectus for further discussion of discontinued operations ($ in millions, except per share data).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

	Nine-Month Periods Ended			Year Ended December 31
	Pro Forma	Historical		Pro Forma	Historical
	September 27, 2019	September 27, 2019	September 28, 2018	2018	2018	2017	2016		2015	2014
Selected Statement of Earnings Information:		(unaudited)	(unaudited)
Sales	[●]	$15,073.8	$14,529.5	[●]	$19,893.0	$18,329.7	$16,882.4		$14,433.7	$12,866.9
Cost of sales	[●]	(6,670.0)	(6,378.3)	[●]	(8,785.9)	(8,137.2)	(7,547.8)		(6,663.7)	(6,017.5)
Gross profit	[●]	8,403.8	8,151.2	[●]	11,107.1	10,192.5	9,334.6		7,770.0	6,849.4
Operating costs:
Selling, general and administrative expenses	[●]	(5,009.9)	(4,798.4)	[●]	(6,472.1)	(6,073.3)	(5,624.3)		(4,751.2)	(4,035.5)
Research and development expenses	[●]	(951.5)	(911.6)	[●]	(1,231.2)	(1,128.8)	(975.1)		(861.4)	(769.4)
Operating profit	[●]	2,442.4	2,441.2	[●]	3,403.8	2,990.4	2,735.2		2,157.4	2,044.5
Nonoperating income (expense):
Other income, net	[●]	15.9	25.2	[●]	37.2	103.6	239.1		17.2	123.1
Loss on early extinguishment of borrowings	[●]	—	—	[●]	—	—	(178.8)		—	—
Interest expense	[●]	(70.2)	(123.6)	[●]	(157.4)	(162.7)	(184.4)		(139.8)	(94.7)
Interest income	[●]	72.0	6.7	[●]	9.2	7.5	0.2		4.6	13.3
Earnings from continuing operations before income taxes	[●]	2,460.1	2,349.5	[●]	3,292.8	2,938.8	2,611.3		2,039.4	2,086.2
Income taxes	[●]	(721.1)	(445.4)	[●]	(641.9)	(469.0)	(457.9)		(292.7)	(447.5)
Net earnings from continuing operations	[●]	1,739.0	1,904.1	[●]	2,650.9	2,469.8	2,153.4		1,746.7	1,638.7
Net earnings from discontinued operations, net of income taxes	[●]	—	—	[●]	—	22.3	400.3		1,610.7	959.7
Net earnings	[●]	1,739.0	1,904.1	[●]	2,650.9	2,492.1	2,553.7		3,357.4	2,598.4
Less: net earnings attributable to noncontrolling interests	[●]	(5.9)	—	[●]	—	—	—		—	—
Net earnings attributable to Danaher stockholders	[●]	1,733.1	1,904.1	[●]	2,650.9	2,492.1	2,553.7		3,357.4	2,598.4
Mandatory convertible preferred stock dividends	[●]	(48.8)	—	[●]	—	—	—		—	—
Net earnings attributable to common stockholders	[●]	$1,684.3	$1,904.1	[●]	$2,650.9	$2,492.1	$2,553.7		$3,357.4	$2,598.4
Net earnings per share from continuing operations:
Basic	[●]	$2.36	$2.72	[●]	$3.78	$3.55	$3.12		$2.50	$2.33
Diluted	[●]	$2.32	$2.68	[●]	$3.74	$3.50	$3.08		$2.47	$2.29
Net earnings per share from discontinued operations:
Basic	[●]	$—	$—	[●]	$—	$0.03	$0.58		$2.31	$1.37
Diluted	[●]	$—	$—	[●]	$—	$0.03	$0.57		$2.27	$1.34
Net earnings per share:
Basic	[●]	$2.36	$2.72	[●]	$3.78	$3.58	$3.69	*	$4.81	$3.70
Diluted	[●]	$2.32	$2.68	[●]	$3.74	$3.53	$3.65		$4.74	$3.63
Average common stock and common equivalent shares outstanding:
Basic	[●]	714.7	700.1	[●]	700.6	695.8	691.2		698.1	702.2
Diluted	[●]	725.2	709.9	[●]	710.2	706.1	699.8		708.5	716.1
_________________
* Net earnings per share amount does not add due to rounding

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

	As of			As of December 31
	Pro Forma	Historical		Pro Forma	Historical
($ in millions, except per share data)	September 27, 2019	September 27, 2019	September 28, 2018	2018	2018	2017	2016	2015	2014
Selected Balance Sheet Information:		(unaudited)	(unaudited)
Total assets	[●]	$61,531.1	$47,719.5	[●]	$47,832.5	$46,648.6	$45,295.3	$48,222.2	$36,991.7
Total liabilities	[●]	$28,335.5	$20,034.3	[●]	$19,605.8	$20,280.8	$22,218.5	$24,458.2	$13,541.9
Total equity	[●]	$33,195.6	$27,685.2	[●]	$28,226.7	$26,367.8	$23,076.8	$23,764.0	$23,449.8
Cash dividends declared per common share	[●]	$0.51	$0.48	[●]	0.64	$0.56	$0.57	$0.54	$0.40
Envista Selected Historical and Pro Forma Financial Data
The following table sets forth Envista’s selected historical and pro forma financial data for the periods indicated.
The selected historical combined financial data for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 presented below have been derived from Envista’s audited combined financial statements included elsewhere in this prospectus. The selected historical consolidated and combined financial data for the nine-month periods ended September 27, 2019 and September 28, 2018 and as of September 27, 2019 presented below have been derived from Envista’s unaudited consolidated and combined condensed financial statements included elsewhere in this prospectus. The selected historical combined financial data as of December 31, 2016 presented below have been derived from Envista’s historical audited combined financial statements, which are not included in this prospectus. The selected historical combined financial data for the fiscal years ended December 31, 2015 and December 31, 2014 and as of September 28, 2018, December 31, 2015 and December 31, 2014 presented below have been derived from the financial records of Danaher, which are not included in this prospectus. Prior to the completion of Envista’s IPO, Envista operated as part of Danaher and not as a separate, publicly traded company. Envista’s consolidated and combined financial statements have been derived from Danaher’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with Envista’s business activity are included as a component of the consolidated and combined financial statements. The consolidated and combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to Envista and allocations of related assets, liabilities, and Danaher’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the consolidated and combined financial statements had Envista been an entity that operated separately from Danaher during the periods presented.
The selected unaudited pro forma consolidated and combined statement of earnings data for the nine-month period ended September 27, 2019 and the year ended December 31, 2018 presented below have been derived from Envista’s unaudited pro forma consolidated and combined financial statements included elsewhere in this prospectus. The unaudited pro forma information set forth below reflects Envista’s historical audited combined annual and unaudited consolidated and combined interim financial information, as adjusted to give effect to the Transactions. The unaudited pro forma information is illustrative and not intended to represent what Envista’s results of operations or financial position would have been had the Transactions occurred on the dates indicated or to project Envista’s results of operations or financial position for any future period. For an understanding of the pro forma financial statements that give pro forma effect to the Transactions, see “Envista Holdings Corporation Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements” included elsewhere in this prospectus.
The unaudited pro forma consolidated and combined statements of earnings for the nine-month period ended September 27, 2019 and the year ended December 31, 2018 give effect to the Transactions, as if they each had occurred on January 1, 2018.
The financial statements included in this prospectus may not be indicative of Envista’s future performance and do not necessarily reflect what Envista’s financial position and results of operations would have been had Envista operated as an independent, publicly traded company for the entirety of the periods presented, including changes that occurred and will occur in Envista’s operations and capital structure as a result of the Transactions. You should read the information set forth below together with “Envista Holdings Corporation Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” and Envista’s audited annual combined financial statements and the related notes thereto and unaudited interim consolidated and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

combined condensed financial statements and the related notes thereto included elsewhere in this prospectus ($ in millions, except per share data).

	Nine-Month Periods Ended			Year Ended December 31
	Pro Forma	Historical		Pro Forma	Historical
	September 27, 2019	September 27, 2019	September 28, 2018	2018	2018	2017	2016	2015	2014
Selected Statement of Earnings Information:		(unaudited)	(unaudited)					(unaudited)	(unaudited)
Sales	[●]	$2,031.1	$2,085.5	[●]	$2,844.5	$2,810.9	$2,785.4	$2,736.3	$2,193.0
Cost of sales	[●]	(907.4)	(905.9)	[●]	(1,242.7)	(1,189.7)	(1,184.3)	(1,214.4)	(1,079.5)
Gross profit	[●]	1,123.7	1,179.6	[●]	1,601.8	1,621.2	1,601.1	1,521.9	1,113.5
Operating costs:
Selling, general and administrative expenses	[●]	(804.9)	(820.4)	[●]	(1,131.4)	(1,062.2)	(1,055.5)	(1,038.1)	(730.1)
Research and development expenses	[●]	(119.3)	(128.4)	[●]	(172.0)	(172.4)	(142.8)	(133.8)	(82.4)
Operating profit	[●]	199.5	230.8	[●]	298.4	386.6	402.8	350.0	301.0
Nonoperating income (expense):
Other income, net	[●]	1.6	1.9	[●]	2.7	0.1	(1.1)	0.5	(1.3)
Interest expense	[●]	(0.2)	—	[●]	—	—	—	—
Earnings before income taxes	[●]	200.9	232.7	[●]	301.1	386.7	401.7	350.5	299.7
Income taxes	[●]	(39.4)	(53.2)	[●]	(70.4)	(85.6)	(129.7)	(75.0)	(95.9)
Net earnings	[●]	$161.5	$179.5	[●]	$230.7	$301.1	$272.0	$275.5	$203.8
Net earnings per share:
Basic and diluted	[●]	$1.25
Average common stock and common equivalent shares outstanding:
Basic and diluted	[●]	128.8

	As of		As of December 31
	Historical		Historical
	September 27, 2019	September 28, 2018	2018	2017	2016	2015	2014
Selected Balance Sheet Information:	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Total assets	$6,118.4	$5,888.3	$5,841.6	$5,992.8	$5,727.3	$5,807.4	$6,141.7
Total liabilities	$2,604.4	$956.1	$1,015.2	$998.2	$1,050.8	$1,018.6	$1,187.6
Total equity	$3,514.0	$4,932.2	$4,826.4	$4,994.6	$4,676.5	$4,788.8	$4,954.1
(1) Non-GAAP financial measures
Adjusted Net Earnings, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures that Envista uses to measure the performance of its business. The tables below reconcile these non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.
Adjusted Net Earnings
Adjusted Net Earnings is defined as GAAP net earnings adjusted to exclude amortization, accruals for significant legal matters, restructuring costs and asset impairments, a gain related to settlement of liabilities in connection with a noncontrolling interest, the tax effect of all adjustments and discrete tax adjustments and other tax-related adjustments.
The table below is a reconciliation of GAAP net earnings to Adjusted Net Earnings for the nine-month periods ended September 27, 2019 and September 28, 2018 and the years ended December 31, 2018, 2017 and 2016:

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

	Nine-Month Period Ended			Year Ended December 31
	Pro Forma	Historical		Pro Forma	Historical
	September 27, 2019	September 27, 2019	September 28, 2018	2018	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reported Net Earnings (GAAP)	[●]	$161.5	$179.5	[●]	$230.7	$301.1	$272.0
Amortization	[●]	67.3	68.0	[●]	90.6	81.7	83.4
Accruals for significant legal matters	[●]	—	—	[●]	36.0	—	—
Restructuring costs and asset impairments (a)	[●]	8.7	17.3	[●]	23.7	35.8	34.4
Settlement of liabilities in connection with noncontrolling interest (b)	[●]	—	—	[●]	—	(10.4)	—
Tax effect of all adjustments reflected above (c)	[●]	(17.9)	(21.1)	[●]	(35.4)	(44.6)	(44.8)
Other discrete tax adjustments and tax-related adjustments (d)	[●]	(7.8)	(0.2)	[●]	(1.8)	(34.8)	(2.2)
Adjusted Net Earnings (Non-GAAP)	[●]	$211.8	$243.5	[●]	$343.8	$328.8	$342.8
_________________

(a)	Refer to Note 12 to Envista’s audited combined financial statements.

(b)	Refer to Note 4 to Envista’s audited combined financial statements.

(c)
This line item reflects the aggregate tax effect of all nontax adjustments reflected in the preceding line items of the table. Envista estimates the tax effect of each adjustment item by applying the statutory U.S. tax rate to the pretax amount, unless the nature of the item and/or the tax jurisdiction in which the item has been recorded requires application of a specific tax rate or tax treatment, in which case the tax effect of such item is estimated by applying such specific tax rate or tax treatment.

(d)
Discrete tax adjustments and other tax-related adjustments include the impact of net discrete tax charges related primarily to changes in estimates associated with prior period uncertain tax positions and audit settlements, net of the release of valuation allowances associated with certain foreign tax credits and tax benefits resulting from a change in law and excess tax benefits from stock-based compensation realized in excess of anticipated levels in the respective period.

For the year ended December 31, 2017, the $34.8 million adjustment represents (1) a tax benefit of $37.4 million related to enactment of the Tax Cuts and Jobs Act (of which a tax benefit of $73.4 million is related to the remeasurement of deferred tax assets and liabilities, net, and a tax charge of $36.0 million is related to the transition tax on deemed repatriation of foreign earnings) and (2) a tax charge of $2.6 million relates to other discrete income tax provisions.
Adjusted EBITDA
Adjusted EBITDA is defined as GAAP net earnings adjusted to exclude interest expense, income taxes, depreciation and amortization, accruals for significant legal matters, restructuring costs and asset impairments and a gain related to settlement of liabilities in connection with a noncontrolling interest.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The table below is a reconciliation of GAAP net earnings to Adjusted EBITDA for the nine-month periods ended September 27, 2019 and September 28, 2018 and the years ended December 31, 2018, 2017 and 2016:

	Nine-Month Period Ended			Year Ended December 31
	Pro Forma	Historical		Pro Forma	Historical
	September 27, 2019	September 27, 2019	September 28, 2018	2018	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reported Net Earnings (GAAP)	[●]	$161.5	$179.5	[●]	$230.7	$301.1	$272.0
Interest expense	[●]	0.2	—	[●]	—	—	—
Income taxes	[●]	39.4	53.2	[●]	70.4	85.6	129.7
Depreciation	[●]	29.8	29.1	[●]	39.4	39.7	43.8
Amortization	[●]	67.3	68.0	[●]	90.6	81.7	83.4
EBITDA (Non-GAAP)	[●]	298.2	329.8	[●]	431.1	508.1	528.9
Accruals for significant legal matters	[●]	—	—	[●]	36.0	—	—
Restructuring costs and asset impairments (a)	[●]	8.7	17.3	[●]	23.7	35.8	34.4
Settlement of liabilities in connection with noncontrolling interest (b)	[●]	—	—	[●]	—	(10.4)	—
Adjusted EBITDA (Non-GAAP)	[●]	$306.9	$347.1	[●]	$490.8	$533.5	$563.3
_________________

(a)	Refer to Note 12 to Envista’s audited combined financial statements.

(b)	Refer to Note 4 to Envista’s audited combined financial statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Free Cash Flow

•
Envista defines Free Cash Flow as net cash provided by operating activities less payments for additions to property, plant and equipment (“capital expenditures”), plus proceeds from sales of property, plant and equipment (“capital disposals”).

•
The table below is a reconciliation of GAAP net cash provided by operating activities to Free Cash Flow for the nine-month periods ended September 27, 2019 and September 28, 2018 and the years ended December 31, 2018, 2017 and 2016:

	Nine-Month Period Ended		Year Ended December 31
	Historical		Historical
	September 27, 2019	September 28, 2018	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)
Net cash used in investing activities (GAAP)	$(62.6)	$(40.5)	$(75.5)	$(54.9)	$(59.4)
Net cash used in financing activities (GAAP)	40.4	(170.0)	(324.6)	(304.2)	(357.6)

Net cash provided by operating activities (GAAP)	$210.5	$210.5	$400.1	$359.1	$417.0
Less: payments for additions to property, plant & equipment (capital expenditures) (GAAP)	(61.9)	(40.2)	(72.2)	(48.9)	(49.1)
Plus: proceeds from sales of property, plant & equipment (capital disposals) (GAAP)	1.6	—	—	0.1	0.9
Free Cash Flow (Non-GAAP)	$150.2	$170.3	$327.9	$310.3	$368.8
Statement Regarding Non-GAAP Measures
Each of the non-GAAP measures set forth above, along with core sales (referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista”) should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Envista’s management believes that these measures provide useful information to investors by offering additional ways of viewing Envista’s results that, when reconciled to the corresponding GAAP measure, help investors to:

•
with respect to Adjusted Net Earnings and Adjusted EBITDA, understand the long-term profitability trends of Envista’s business and compare Envista’s profitability to prior and future periods and to Envista’s peers; and

•
with respect to core sales (referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista”), identify underlying growth trends in Envista’s business and compare Envista’s revenue performance with prior and future periods and to Envista’s peers.

•
with respect to Free Cash Flow (the “FCF Measure”), understand Envista’s ability to generate cash without external financings, strengthen its balance sheet, invest in its business and grow its business through acquisitions and other strategic opportunities (although a limitation of Free Cash Flow is that it does not take into account any debt service requirements or other non-discretionary expenditures, and as a result the entire free cash flow amount is not necessarily available for discretionary expenditures).

Envista’s management also uses these non-GAAP measures to measure Envista’s operating and financial performance.
The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons:

•	With respect to Adjusted Net Earnings and Adjusted EBITDA:

◦
Envista excludes the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions Envista

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

consummates. While Envista has a history of significant acquisition activity, Envista does not acquire businesses on a predictable cycle, and the amount of an acquisition’s purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between Envista’s newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. Envista believes however that it is important for investors to understand that such intangible assets contribute to revenue generation and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.

◦
Envista excludes costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans) from the ongoing productivity improvements that result from application of the Envista Business System. Because these restructuring plans are incremental to the core activities that arise in the ordinary course of Envista’s business and Envista believes are not indicative of Envista’s ongoing operating costs in a given period, Envista excludes these costs from the calculation of Adjusted Net Earnings and Adjusted EBITDA to facilitate a more consistent comparison of operating results over time.

◦
With respect to the other items excluded from Adjusted Net Earnings and Adjusted EBITDA, Envista excludes these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to Envista’s commercial performance during the period and/or Envista believes that such items may obscure underlying business trends and make comparisons of long-term performance difficult.

•
With respect to core sales, (1) Envista excludes the impact of currency translation because it is not under management’s control, is subject to volatility and can obscure underlying business trends, (2) Envista excludes sales from discontinued products because discontinued products do not have a continuing contribution to operations and management believes that excluding such items provides investors with a means of evaluating Envista’s on-going operations and facilitates comparisons to its peers, and (3) Envista excludes the effect of acquisitions and divested product lines because the timing, size, number and nature of such transactions can vary significantly from period-to-period and between Envista and Envista’s peers, which Envista believes may obscure underlying business trends and make comparisons of long-term performance difficult.

◦
In order to establish period-to-period comparability, beginning with the third quarter of 2019 (the first quarter during which Envista reported its results as a separate, public company), Envista modified the definition of core sales to exclude the impact from sales of discontinued products. Core growth for the nine-month period ended September 27, 2019 set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” excludes the impact from sales of discontinued products. For all other periods set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” or elsewhere in this prospectus, the impact from sales of discontinued products is included in core growth.

•
With respect to the FCF Measure, Envista excludes payments for additions to property, plant and equipment (net of the proceeds from capital disposals) to demonstrate the amount of operating cash flow for the period that remains after accounting for its capital expenditure requirements.

Market Price and Dividend Information
The market prices of Danaher Common Stock and Envista Common Stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Danaher Common Stock and Envista Common Stock. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of Danaher Common Stock. There can be no assurance what the market price of shares will be before, on, or after the date on which the Exchange Offer is completed. Danaher Common Stock is listed on the NYSE under the symbol “DHR.” Envista Common Stock is listed on the NYSE under the symbol “NVST.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Danaher
The declaration and payment of dividends to holders of Danaher Common Stock is at the discretion of Danaher’s board of directors in accordance with applicable law after taking into account various factors.
As of October 18, 2019, there were 718,280,032 shares of Danaher Common Stock outstanding, and as of October 18, 2019, there were 2,434 stockholders of record of Danaher Common Stock.
On [●], the NYSE trading day immediately preceding the filing date of the registration statement of which this prospectus forms a part, the closing sales price per share of Danaher Common Stock as reported by the NYSE was $[●].
Envista
The declaration and payment of dividends to holders of Envista Common Stock is at the discretion of Envista’s board of directors in accordance with applicable law after taking into account various factors.
As of October 18, 2019, there were 158,651,200 shares of Envista Common Stock outstanding. As of October 18, 2019, there were 2 registered holders of record of shares of Envista Common Stock. Danaher beneficially owned 127,868,000 shares of Envista Common Stock, representing approximately 80.6% of outstanding shares of Envista Common Stock.
On [●], the last NYSE trading day immediately preceding the filing date of the registration statement of which this prospectus forms a part, the closing sales price per share of Envista Common Stock as reported by the NYSE was $[●].

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS
In determining whether or not to tender your shares of Danaher Common Stock in the Exchange Offer, you should consider carefully all of the information about Envista and Danaher included or incorporated by reference in this prospectus, as well as the information about the terms and conditions of the Exchange Offer. None of Danaher, Envista or any of their respective directors or officers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Danaher Common Stock. You must make your own decision after reading this prospectus and consulting with your advisors.
Investing in Envista Common Stock involves risks. You should carefully consider the risk factors described below and in the section entitled “Risk Factors” in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the period ended September 27, 2019, which are incorporated by reference in this prospectus. The occurrence of the events described herein and therein could have a material adverse effect on Envista’s businesses, prospects, financial condition, results of operations and/or cash flows. In such a case, the price of shares of Envista Common Stock may decline and you could lose all or part of your investment. Before making any investment decision, you should carefully consider these risks.
In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Envista’s or Danaher’s businesses, prospects, financial condition, results of operations and/or cash flows. Please read “Cautionary Statement Concerning Forward-Looking Statements.”
Risks Related to Envista’s Businesses
Conditions in the global economy, the particular markets Envista serves and the financial markets may adversely affect Envista’s business and financial statements.
Envista’s business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes or anticipation of potential changes in government trade, fiscal, tax and monetary policies, changes in capital requirements for financial institutions, government deficit reduction and budget negotiation dynamics, sequestration, austerity measures and other challenges that affect the global economy may adversely affect Envista and Envista’s distributors, customers and suppliers. Envista’s success also depends upon the continued strength of the markets Envista serves. In many markets, dental reimbursement is largely out of pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. While many of Envista’s products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be susceptible to changes in economic conditions. The above factors can have the effect of:

•
reducing demand for Envista’s products and services (in this prospectus, references to products and services also includes software), limiting the financing available to Envista’s customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in Envista’s served markets;

•	supply interruptions, which could disrupt Envista’s ability to produce Envista’s products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that Envista may not be able to fully recover the value of other assets such as real estate and tax assets;

•
increasing the risk that counterparties to Envista’s contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against Envista; and

•	adversely impacting market sizes.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

There can be no assurance that the capital markets will be available to Envista or that the lenders participating in Envista’s credit facilities will be able to provide financing in accordance with their contractual obligations. If growth in the global economy or in any of the markets Envista serves slows for a significant period, if there is significant deterioration in the global economy or such markets or if improvements in the global economy do not benefit the markets Envista serves, Envista’s business and financial statements could be adversely affected.
Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on Envista’s business.
Changes, potential changes or uncertainties in U.S. social, political, regulatory and economic conditions or laws and policies governing foreign trade, the health care system, manufacturing, and development and investment in the territories and countries where Envista or Envista’s customers operate, stemming from the U.S. administration, could adversely affect Envista’s business and financial statements. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant, additional tariff increases and called for substantial changes to trade agreements. In particular, trade tensions between the United States and China have been escalating in recent months. China accounted for approximately 7% of Envista’s sales in 2018. These factors have adversely affected, and in the future could further adversely affect, Envista’s operating results and Envista’s business.
Envista’s growth could suffer if the markets into which Envista sells its products and services decline, do not grow as anticipated or experience cyclicality.
Envista’s growth depends in part on the growth of the markets which Envista serves, and visibility into Envista’s markets is limited (particularly for markets into which Envista sells through distribution). Any decline or lower than expected growth in Envista’s served markets could diminish demand for Envista’s products and services, which would adversely affect Envista’s financial statements. Envista’s quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Certain of Envista’s businesses operate in industries that may also experience periodic, cyclical downturns.
In addition, in certain of Envista’s businesses, demand depends on customers’ capital spending budgets as well as government funding policies, and matters of public policy and government budget dynamics as well as product and economic cycles can affect the spending decisions of these entities. Demand for Envista’s products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing or promotional programs, new product introductions, the timing of industry trade shows and changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect Envista’s growth and results of operations in any given period.
Inventories maintained by Envista’s distributors and customers may fluctuate from time to time.
Envista relies in part on Envista’s distributor and customer relationships and predictions of distributor and customer inventory levels in projecting future demand levels and financial results. These inventory levels may fluctuate, and may differ from Envista’s predictions, resulting in Envista’s projections of future results being different than expected. These changes may be influenced by changing relationships with the distributor and customers, economic conditions and end-user preference for particular products. There can be no assurance that Envista’s distributors and customers will maintain levels of inventory in accordance with Envista’s predictions or past history, or that the timing of distributors’ or customers’ inventory build or liquidation will be in accordance with Envista’s predictions or past history.
Envista is dependent upon a limited number of distributors for a significant portion of Envista’s sales, and loss of a key distributor could result in a loss of a significant amount of Envista’s sales. In addition, adverse changes in Envista’s relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect Envista’s financial statements.
Historically, a substantial portion of Envista’s sales had come from a limited number of distributors, particularly Henry Schein, Inc. (“Henry Schein”), which accounted for approximately 14% of Envista’s sales in 2018. It is anticipated that Henry Schein will continue to be the largest contributor to Envista’s sales for the foreseeable future. By its terms, Envista’s master distribution agreement with Henry Schein, which covers distribution of KaVo Kerr products in the U.S. and Canada, is currently scheduled to expire on December 31, 2019, unless the parties mutually agree to extend the agreement. Consistent with past practice, the parties are in discussion regarding an extension and Envista expects the agreement will be extended.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

There can be no assurance that Henry Schein or any particular distributor will purchase any particular quantity of products from Envista or continue to purchase any products at all. If Henry Schein or any other significant distributor significantly reduces the volume of products purchased from Envista, it would have an adverse effect on Envista’s financial statements.
Envista’s key distributors and other channel partners typically have valuable relationships with customers and end-users. Some of these distributors and other partners also sell Envista’s competitors’ products or compete with Envista directly, and if they favor competing products for any reason they may fail to market Envista’s products effectively. Adverse changes in Envista’s relationships with these distributors and other partners, reduction or discontinuation of their purchases from Envista or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect Envista’s business and financial statements. The levels of inventory maintained by Envista’s distributors and other channel partners, and changes in those levels, can also significantly impact Envista’s results of operations in any given period. In addition, the consolidation of distributors and customers in certain of Envista’s served industries could adversely impact Envista’s business and financial statements.
Envista faces intense competition and if Envista is unable to compete effectively, Envista may experience decreased demand and decreased market share. Even if Envista competes effectively, Envista may be required to reduce prices for Envista’s products and services.
Envista’s businesses operate in industries that are intensely competitive and have been subject to increasing consolidation. Because of the range of the products and services Envista sells and the variety of markets Envista serves, Envista encounters a wide variety of competitors. See “Business of Envista—Competition.” In order to compete effectively, Envista must retain longstanding relationships with major customers and continue to grow Envista’s business by establishing relationships with new customers, continually developing new products and services to maintain and expand Envista’s brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. In addition, significant shifts in industry market share have occurred and may in the future occur in connection with product problems, safety alerts and publications about products, reflecting the competitive significance of product quality, product efficacy and quality systems in Envista’s industry. Envista’s failure to compete effectively and/or pricing pressures resulting from competition may adversely impact Envista’s financial statements, and Envista’s expansion into new markets may result in greater-than-expected risks, liabilities and expenses. In addition, Envista is exposed to the risk that Envista’s competitors or Envista’s customers may introduce private label, generic, or low-cost products that compete with Envista’s products at lower price points. If these competitors’ products capture significant market share or result in a decrease in market prices overall, this could have an adverse effect on Envista’s financial statements.
Envista’s growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.
Envista generally sells its products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If Envista does not develop innovative new and enhanced products and services on a timely basis, Envista’s offerings will become obsolete over time and Envista’s competitive position and financial statements will suffer. Envista’s success will depend on several factors, including Envista’s ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate Envista’s research and development funding to products and services with higher growth prospects;

•	anticipate and respond to Envista’s competitors’ development of new products and services and technological innovations;

•	differentiate Envista’s offerings from Envista’s competitors’ offerings and avoid commoditization;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in Envista’s served markets;

•	obtain adequate intellectual property rights with respect to key technologies before Envista’s competitors do;

•	successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time;

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•	obtain necessary regulatory approvals of appropriate scope (including by demonstrating satisfactory clinical results where required); and

•	stimulate customer demand for and convince customers to adopt new technologies.
If Envista fails to accurately predict future customer needs and preferences or fail to produce viable technologies, Envista may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect Envista’s profitability.
Even if Envista successfully innovates and develops new and enhanced products and services, Envista may incur substantial costs in doing so, and Envista’s profitability may suffer. In addition, promising new offerings may fail to reach the market or realize only limited commercial success because of real or perceived efficacy or safety concerns, failure to achieve positive clinical outcomes, uncertainty over third-party reimbursement or entrenched patterns of clinical practice. For additional information on third-party reimbursement of dental products, please refer to the section entitled “Business of Envista—Regulatory Matters.”
Envista’s reputation, ability to do business and financial statements may be impaired by improper conduct by any of Envista’s employees, agents or business partners.
Envista cannot provide assurance that Envista’s internal controls and compliance systems will always protect Envista from acts committed by Envista’s employees, agents or business partners (or of businesses Envista acquires or partners with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and Envista operates in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage Envista’s reputation and subject Envista to civil or criminal investigations in the U.S. and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause Envista to incur significant legal and investigatory fees. In addition, the government may seek to hold Envista liable for violations committed by companies in which Envista invests or that Envista acquires. Envista also relies on its suppliers to adhere to Envista’s supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on Envista’s business, reputation and financial statements.
Certain of Envista’s businesses are subject to extensive regulation by the FDA and by comparable agencies of other countries, as well as laws regulating fraud and abuse in the health care industry and the privacy and security of health information. Failure to comply with those regulations could adversely affect Envista’s reputation, ability to do business and financial statements.
Most of Envista’s products are medical devices subject to regulation by the U.S. Food and Drug Administration (the “FDA”), by other federal and state governmental agencies, by comparable agencies of other countries and regions, by certain accrediting bodies and by regulations governing hazardous materials (or the manufacture and sale of products containing any such materials). The FDA and these other regulatory authorities enforce additional regulations regarding the safety of X-ray emitting devices. The global regulatory environment has become increasingly stringent and unpredictable. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. For example, the EU has adopted the EU Medical Device Regulation (the “EU MDR”) which imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Manufacturers of currently approved medical devices will have until May 2020 to meet the requirements of the EU MDR. Failure to meet these requirements could adversely impact Envista’s business in the EU and other regions that tie their product registrations to the EU requirements.
To varying degrees, these regulators require Envista to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution and post-marketing surveillance of Envista’s products. Envista cannot guarantee that Envista will be able to obtain regulatory clearance (such as 510(k) clearance) or approvals for Envista’s new products or modifications to (or additional indications or uses of) existing products within Envista’s anticipated timeframe or

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

at all, and if Envista does obtain such clearance or approval it may be time-consuming, costly and subject to restrictions. Envista’s ability to obtain such regulatory clearances or approvals will depend on many factors and the process for obtaining such clearances or approvals could change over time. Even after initial regulatory clearance or approval, Envista is subject to periodic inspection by these regulatory authorities, and if safety issues arise, Envista may be required to amend conditions for use of a product, such as providing additional warnings on the product’s label or narrowing its approved intended use, which could reduce the product’s market acceptance. Failure to obtain required regulatory clearances or approvals before marketing Envista’s products (or before implementing modifications to or promoting additional indications or uses of Envista’s products), other violations of these regulations, failure to remediate inspectional observations to the satisfaction of these regulatory authorities and real or perceived efficacy or safety concerns or trends of adverse events with respect to Envista’s products (even after obtaining clearance for distribution) can lead to FDA Form 483 Inspectional Observations, warning letters, notices to customers, declining sales, loss of customers, loss of market share, remediation and increased compliance costs, recalls, seizures of adulterated or misbranded products, injunctions, administrative detentions, refusals to permit importations, partial or total shutdown of production facilities or the implementation of operating restrictions, narrowing of permitted uses for a product, suspension or withdrawal of approvals and pre-market notification rescissions. Envista is also subject to various laws regulating fraud and abuse, pricing and sales and marketing practices in the health care industry and the privacy and security of health information as well as manufacturing and quality standards, including the federal regulations described in the section entitled “Business of Envista—Regulatory Matters.” Ensuring that Envista’s internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that government authorities will conclude that Envista’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.
Noncompliance with these standards can result in, among other things, fines, expenses, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance of devices, withdrawal of marketing approvals, criminal prosecutions and other adverse effects referenced below under “Envista’s businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect Envista’s financial statements and Envista’s business, including Envista’s reputation.” Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Envista is successful in defending against any such actions that may be brought against Envista, Envista’s business may be impaired.
Certain of Envista’s products may be subject to clinical trials, the results of which may be unexpected, or perceived as unfavorable by the market, and could have a material adverse effect on Envista’s business, financial condition or results of operations.
As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, Envista may conduct and participate in clinical trials. Unexpected or inconsistent clinical data from existing or future clinical trials, or a regulator’s or the market’s perception of this clinical data, may adversely impact Envista’s ability to obtain product approvals, Envista’s position in, and share of, the markets in which Envista participates and Envista’s business and financial statements.
Off-label marketing of Envista’s products could result in substantial penalties.
The FDA strictly regulates the promotional claims that may be made about approved or cleared products. In particular, any clearances Envista may receive only permit Envista to market Envista’s products for the uses indicated on the labeling cleared by the FDA. Envista may request additional label indications for Envista’s current products, and the FDA may deny those requests outright, require additional expensive performance or clinical data to support any additional indications or impose limitations on the intended use of any cleared products as a condition of clearance. If the FDA determines that Envista has marketed its products for off-label use, Envista could be subject to fines, injunctions or other penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider Envista’s business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, substantial monetary penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and/or the curtailment of Envista’s operations. Any of these events could significantly harm Envista’s business and results of operations and cause Envista’s stock price to decline.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Certain modifications to Envista’s products may require new 510(k) clearances or other marketing authorizations and may require Envista to recall or cease marketing Envista’s products.
Once a medical device is permitted to be legally marketed in the U.S. pursuant to a 510(k) clearance, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but the FDA may review any manufacturer’s decision. The FDA may not agree with Envista’s decisions regarding whether new clearances are necessary. Envista has made modifications to Envista’s products in the past and have determined based on Envista’s review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or other premarket submissions were not required. Envista may make similar modifications or add additional features in the future that Envista believes do not require a new 510(k) clearance. If the FDA disagrees with Envista’s determinations and requires Envista to submit new 510(k) notifications, Envista may be required to cease marketing or to recall the modified product until Envista obtains clearance, and Envista may be subject to significant regulatory fines or penalties.
The industries that Envista serves have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, which could adversely affect Envista’s financial statements.
The industries that Envista serves have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, including the following:

•
Governmental and private health care providers and payors around the world are increasingly utilizing managed care for the delivery of health care services, centralizing purchasing, limiting the number of vendors that may participate in purchasing programs, forming group purchasing organizations and integrated health delivery networks and pursuing consolidation to improve their purchasing leverage and using competitive bid processes to procure health care products and services.

•
Certain of Envista’s customers, and the end-users to whom Envista’s customers supply products, rely on government funding of and reimbursement for health care products and services and research activities. The U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), health care austerity measures in other countries and other potential health care reform changes and government austerity measures have reduced and may further reduce the amount of government funding or reimbursement available to customers or end-users of Envista’s products and services and/or the volume of medical procedures using Envista’s products and services. Other countries, as well as some private payors, also control the price of health care products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) compulsory licensing. Global economic uncertainty or deterioration can also adversely impact government funding and reimbursement.

•
The PPACA imposes on medical device manufacturers, such as Envista, a 2.3% excise tax on U.S. sales of certain medical devices. The excise tax has been suspended until the end of 2019, but unless further legislative action is taken Envista would be subject to the tax beginning in 2020.

These changes as well as other impacts from market demand, government regulations, third-party coverage and reimbursement policies and societal pressures have started changing the way health care is delivered, reimbursed and funded and may cause participants in the health care industry and related industries that Envista serves to purchase fewer of Envista’s products and services, reduce the prices they are willing to pay for Envista’s products or services, reduce the amounts of reimbursement and funding available for Envista’s products and services from governmental agencies or third-party payors, heighten clinical data requirements, reduce the volume of medical procedures that use Envista’s products and services, affect the acceptance rate of new technologies and products and increase Envista’s compliance and other costs. In addition, Envista may be excluded from important market segments or unable to enter into contracts with group purchasing organizations and integrated health networks on terms acceptable to Envista, and even if Envista does enter into such contracts they may be on terms that negatively affect Envista’s current or future profitability. All of the factors described above could adversely affect Envista’s business and financial statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Any inability to consummate acquisitions at Envista’s historical rate and at appropriate prices, and to make appropriate investments that support Envista’s long-term strategy, could negatively impact Envista’s growth rate and stock price.
Envista’s ability to grow sales, earnings and cash flow at or above Envista’s historic rates depends in part upon Envista’s ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support Envista’s long-term strategy. Envista may not be able to consummate acquisitions at rates similar to the past, which could adversely impact Envista’s growth rate and Envista’s stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investment may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact Envista’s ability to consummate acquisitions and investments.
Envista’s acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact Envista’s financial statements.
As part of Envista’s business strategy Envista acquires businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course; please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” for additional details. Acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect Envista’s business and Envista’s financial statements:

•
Any business, technology, service or product that Envista acquires or invests in could under-perform relative to Envista’s expectations and the price that Envista paid or not perform in accordance with Envista’s anticipated timetable, or Envista could fail to operate any such business profitably.

•
Envista may incur or assume significant debt in connection with Envista’s acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of Envista’s credit ratings, result in increased borrowing costs and interest expense and diminish Envista’s future access to the capital markets.

•
Acquisitions, investments, joint ventures or strategic relationships could cause Envista’s financial results to differ from Envista’s own or the investment community’s expectations in any given period, or over the long-term.

•	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

•
Acquisitions, investments, joint ventures or strategic relationships could create demands on Envista’s management, operational resources and financial and internal control systems that Envista is unable to effectively address.

•	Envista could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

•	Envista may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship.

•
Envista may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase Envista’s expenses, adversely affect Envista’s financial position or cause Envista to fail to meet Envista’s public financial reporting obligations.

•
In connection with acquisitions and joint ventures, Envista often enters into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
As a result of Envista’s acquisitions and investments, Envista has recorded significant goodwill and other assets on Envista’s balance sheet and if Envista is not able to realize the value of these assets, or if the fair value of Envista’s investments declines, Envista may be required to incur impairment charges.

•
Envista may have interests that diverge from those of Envista’s joint venture partners or other strategic partners and Envista may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner Envista believes is most appropriate, exposing Envista to additional risk.

•
Investing in or making loans to early-stage companies often entails a high degree of risk, and Envista may not achieve the strategic, technological, financial or commercial benefits Envista anticipates; Envista may lose Envista’s investment or fail to recoup Envista’s loan; or Envista’s investment may be illiquid for a greater-than-expected period of time.

The indemnification provisions of acquisition agreements by which Envista has acquired companies may not fully protect Envista and as a result Envista may face unexpected liabilities.
Certain of the acquisition agreements by which Envista has acquired companies require the former owners to indemnify Envista against certain liabilities related to the operation of the acquired company before Envista acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. Envista cannot assure you that these indemnification provisions will protect Envista fully or at all, and as a result Envista may face unexpected liabilities that adversely affect Envista’s financial statements.
Divestitures or other dispositions could negatively impact Envista’s business, and contingent liabilities from businesses that Envista or Envista’s predecessors have sold could adversely affect Envista’s financial statements.
Envista continually assesses the strategic fit of Envista’s existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with Envista’s strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact Envista’s business and financial statements. For example, when Envista decides to sell or otherwise dispose of a business or assets, Envista may be unable to do so on satisfactory terms within Envista’s anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute Envista’s earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, Envista has retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets Envista or Envista’s predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on Envista’s financial statements but Envista cannot be certain that this favorable pattern will continue.
A significant disruption in, or breach in security of, Envista’s information technology systems or data or violation of data privacy laws could adversely affect Envista’s business, reputation and financial statements.
Envista relies on information technology systems, some of which are provided and/or managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personal data relating to employees, customers, other business partners and patients), and to manage or support a variety of critical business processes and activities (such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers and fulfilling contractual obligations). In addition, some of Envista’s software products and services incorporate information technology that may house personal data and some products or software Envista sells to customers may connect to Envista’s systems for maintenance or other purposes. These systems, products and services (including those Envista acquires through business acquisitions) may be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances Envista’s system redundancy and other disaster recovery planning may be ineffective or inadequate. Attacks may also target hardware, software and information installed, stored or transmitted in Envista’s products after such products have been purchased and incorporated into third-party products, facilities or infrastructure. Security breaches of Envista’s systems, regardless of whether the breach is attributable to a vulnerability in Envista’s products or services, or security breaches of third parties’ systems, which Envista relies upon to process, store, or transmit electronic information, could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista or to Envista’s employees, partners, customers, patients or suppliers. Like most multinational corporations, Envista’s information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and Envista expects the sophistication and frequency of such attacks to continue to increase. Unauthorized tampering, adulteration or interference with Envista’s products may also adversely affect product functionality and result in loss of data, risk to patient safety and product recalls or field actions. Any of the attacks, breaches or other disruptions or damage described above could interrupt Envista’s operations or the operations of Envista’s customers and partners, delay production and shipments, result in theft of Envista’s and Envista’s customers’ intellectual property and trade secrets, damage customer, patient, business partner and employee relationships and Envista’s reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect Envista’s business, reputation and financial statements.
If Envista is unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, Envista may suffer adverse regulatory consequences, business consequences and litigation. As a global organization, Envista is subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of Envista’s business. For example, in the United States, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) privacy and security rules require certain of Envista’s operations to maintain controls to protect the availability and confidentiality of patient health information, individual states regulate data breach and security requirements and multiple governmental bodies assert authority over aspects of the protection of personal privacy. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured patient health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The new EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, has imposed significantly stricter requirements in how Envista collects, transmits, processes and retains personal data, including, among other things, a requirement for almost immediate notice of data breaches to supervisory authorities in certain circumstances and prompt notice to data subjects in certain circumstances with significant fines for non-compliance. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Several other countries such as China and Russia have passed, and other countries are considering passing, laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. Lastly, there is a new, broad privacy law in California, the California Consumer Privacy Act (“CCPA”), which comes into effect in January 2020. The CCPA has some of the same features as the GDPR, and has already prompted several other states to follow with similar laws. Government enforcement actions can be costly and interrupt the regular operation of Envista’s business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect Envista’s business, reputation and financial statements. Also, the manufacturer may be subject to significant regulatory fines or penalties. In addition, compliance with the varying data privacy regulations across the United States and around the world have required significant expenditures and may require additional expenditures, and may require changes in Envista’s products or business models that increase competition or reduce sales.
Envista’s operations, products and services expose Envista to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect Envista’s business, reputation and financial statements.
Envista’s operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take-back programs. Envista must also comply with various health and safety regulations in the United States and abroad in connection with Envista’s operations. Envista cannot assure you that Envista’s environmental, health and safety compliance program (or the compliance programs of businesses Envista acquires) have been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to Envista’s reputation. In addition, Envista cannot provide assurance that Envista’s costs of complying with current or future environmental protection and health and safety laws will not exceed Envista’s estimates or adversely affect Envista’s financial statements.
In addition, Envista may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. Envista is also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. Envista may also become subject to additional remedial, compliance or personal injury

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of Envista’s operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 14 to Envista’s audited combined financial statements included in this prospectus. Envista cannot assure you that Envista’s liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed Envista’s estimates or adversely affect Envista’s reputation and financial statements or that Envista will not be subject to additional claims for personal injury or remediation in the future based on Envista’s past, present or future business activities. However, based on the information Envista currently has, Envista does not believe that it is reasonably possible that any amounts Envista may be required to pay in connection with environmental matters in excess of Envista’s reserves as of the date of this prospectus will have a material effect on Envista’s financial statements.
Envista’s businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect Envista’s financial statements and Envista’s business, including Envista’s reputation.
In addition to the environmental, health, safety, health care, medical device, anticorruption, data privacy and other regulations noted elsewhere in this prospectus, Envista’s businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including the following:

•
Envista is required to comply with various import laws and export control and economic sanctions laws, which may affect Envista’s transactions with certain customers, business partners and other persons and dealings between Envista’s employees and between Envista’s subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, Envista may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to Envista’s businesses can restrict Envista’s access to, and increase the cost of obtaining, certain products and at times can interrupt Envista’s supply of imported inventory; and

•
Envista also has agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities (less than 1% of Envista’s 2018 sales were made to the U.S. federal government). The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Envista’s agreements with government entities may be subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and Envista may underestimate Envista’s costs of performing under the contract. In certain cases, a governmental entity may require Envista to pay back amounts it has paid to Envista. Government contracts that have been awarded to Envista following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. Envista is also subject to investigation and audit for compliance with the requirements governing government contracts.

These are not the only regulations that Envista’s businesses must comply with. The regulations Envista is subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. Envista, Envista’s representatives and the industries in which Envista operates may at times be under review and/or investigation by regulatory authorities. Compliance with these and other regulations may also affect Envista’s returns on investment, require Envista to incur significant expenses or modify Envista’s business model or impair Envista’s flexibility in modifying product, marketing, pricing or other strategies for growing Envista’s business. Envista’s products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell Envista’s products and services and otherwise adversely impact Envista’s business and financial statements. Non-compliance with applicable requirements (or any alleged or perceived failure to comply) could result in import detentions, fines, damages, civil and administrative penalties, injunctions, suspensions or losses of regulatory approvals, recall or seizure of products, operating restrictions, refusal of the government to approve product export applications or allow Envista to enter into supply contracts, disbarment from selling to certain governmental agencies or exclusion from government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disruption of Envista’s business, limitation on Envista’s ability to manufacture, import, export and sell products and services, loss of customers, significant legal and investigatory fees, disgorgement, individual imprisonment, reputational harm, contractual damages, diminished profits, curtailment or restricting of business operations, criminal prosecution and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

other monetary and non-monetary penalties. For additional information regarding these risks, please refer to the section entitled “Business of Envista—Regulatory Matters.”
Envista may be required to recognize impairment charges for Envista’s goodwill and other intangible assets.
As of December 31, 2018, the net carrying value of Envista’s goodwill and other intangible assets totaled approximately $4.7 billion. In accordance with generally accepted accounting principles, Envista periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to Envista’s business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of Envista’s assets, changes in the structure of Envista’s business, divestitures, market capitalization declines, or increases in associated discount rates may impair Envista’s goodwill and other intangible assets. Any charges relating to such impairments would adversely affect Envista’s results of operations in the periods recognized.
Foreign currency exchange rates may adversely affect Envista’s financial statements.
Sales and purchases in currencies other than the U.S. dollar expose Envista to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect Envista’s financial statements. Increased strength of the U.S. dollar increases the effective price of Envista’s products sold in U.S. dollars into other countries, which may require Envista to lower Envista’s prices or adversely affect sales to the extent Envista does not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services Envista purchases overseas. Sales and expenses of Envista’s non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of Envista’s businesses may invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. Envista also faces exchange rate risk from Envista’s investments in subsidiaries owned and operated in foreign countries.
Changes in Envista’s tax rates or exposure to additional income tax liabilities or assessments could affect Envista’s profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.
Envista is subject to income taxes in the U.S. and in numerous non-U.S. jurisdictions. On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA significantly revised the U.S. federal corporate income tax law by, among other things, lowering the corporate income tax rate to 21%, implementing a quasi-territorial tax system, and imposing a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries (“Transition Tax”). The U.S. Treasury Department and IRS continue to issue regulations with respect to implementing the TCJA and further regulations are expected to be issued.
Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the TCJA), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of Envista’s intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, Envista’s estimates of effective tax rate and income tax assets and liabilities may be incorrect and Envista’s financial statements could be adversely affected; please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” for a discussion of additional factors that may adversely affect Envista’s effective tax rate and decrease Envista’s profitability in any period. The impact of these factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.
In addition, the amount of income taxes Envista pays is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities, such as the audits described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” and Envista’s audited combined financial statements included in this prospectus. If audits result in payments or assessments different from Envista’s reserves, Envista’s future results may include unfavorable adjustments to Envista’s tax liabilities and Envista’s financial statements could be adversely affected. Any further significant changes to the tax system in the United States or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect Envista’s financial statements.
Changes in tax law relating to multinational corporations could adversely affect Envista’s tax position.
The U.S. Congress, government agencies in non-U.S. jurisdictions where Envista and Envista’s affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have recently focused on issues related to the taxation

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. As a result, the tax laws in the United States and other countries in which Envista does business could change on a prospective or retroactive basis, and any such changes could adversely affect Envista’s business and financial statements.
Envista is subject to a variety of litigation and other legal and regulatory proceedings in the course of Envista’s business that could adversely affect Envista’s business and financial statements.
Envista is subject to a variety of litigation and other legal and regulatory proceedings incidental to Envista’s business (or the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. Envista may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by Envista or Envista’s predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits may divert Envista’s management’s attention, Envista may incur significant expenses in defending these lawsuits, and Envista may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect Envista’s operations and financial statements. Moreover, any insurance or indemnification rights that Envista may have may be insufficient or unavailable to protect Envista against such losses. In addition, developments in proceedings in any given period may require Envista to adjust the loss contingency estimates that Envista has recorded in Envista’s financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments could adversely affect Envista’s financial statements in any particular period. Envista cannot assure you that Envista’s liabilities in connection with litigation and other legal and regulatory proceedings will not exceed Envista’s estimates or adversely affect Envista’s financial statements and business. However, based on Envista’s experience, current information and applicable law, Envista does not believe that it is reasonably possible that any amounts Envista may be required to pay in connection with litigation and other legal and regulatory proceedings in excess of Envista’s reserves as of the date of this prospectus will have a material effect on Envista’s financial statements.
If Envista does not or cannot adequately protect Envista’s intellectual property, or if third parties infringe Envista’s intellectual property rights, Envista may suffer competitive injury or expend significant resources enforcing Envista’s rights.
Many of the markets Envista serves are technology-driven, and as a result intellectual property rights play a significant role in product development and differentiation. Envista owns numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to Envista’s business. The intellectual property rights that Envista obtains, however, may not be sufficiently broad or otherwise may not provide Envista a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to Envista. In addition, the steps that Envista and Envista’s licensors have taken to maintain and protect Envista’s intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to Envista because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of Envista’s intellectual property. Envista also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect Envista’s trade secrets and other proprietary rights and will not be breached, that Envista will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to Envista’s trade secrets or other proprietary rights. Envista’s failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect Envista’s intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing Envista’s intellectual property rights could adversely impact Envista’s business, including Envista’s competitive position, and financial statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Third parties may claim that Envista is infringing or misappropriating their intellectual property rights and Envista could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.
From time to time, Envista receives notices from third parties alleging intellectual property infringement or misappropriation of third parties’ intellectual property and cannot be certain that the conduct of Envista’s business does not and will not infringe or misappropriate the intellectual property rights of others. Any dispute or litigation regarding intellectual property could be costly and time-consuming to defend due to the complexity of many of Envista’s technologies and the uncertainty of intellectual property litigation. Envista’s intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, Envista could lose Envista’s rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand Envista’s products at substantial cost, any of which could adversely impact Envista’s business, including Envista’s competitive position, and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for Envista to meet market demand for particular product or design innovations. If Envista is required to seek licenses under patents or other intellectual property rights of others, Envista may not be able to acquire these licenses on acceptable terms, if at all. Even if Envista successfully defends against claims of infringement or misappropriation, Envista may incur significant costs and diversion of management attention and resources, which could adversely affect Envista’s business and financial statements.
Defects and unanticipated use or inadequate disclosure with respect to Envista’s products or services (including software), or allegations thereof, could adversely affect Envista’s business, reputation and financial statements.
Manufacturing or design defects or “bugs” in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, “off label” use of, or inadequate disclosure of risks relating to the use of products and services that Envista makes or sells (including items that Envista sources from third parties) can lead to personal injury, death, property damage, loss of profits or other liability. These events could lead to recalls or safety alerts, result in the removal of a product or service from the market and result in product liability or similar claims being brought against Envista. Recalls, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to Envista’s reputation that could reduce demand for Envista’s products and services. Envista’s business can also be affected by studies of the utilization, safety and efficacy of medical device products and components that are conducted by industry participants, government agencies and others. Any of the above can result in the discontinuation of marketing of such products in one or more countries, and may give rise to claims for damages from persons who believe they have been injured as a result of product issues, including claims by individuals or groups seeking to represent a class.
For a discussion of risks pertaining to the dental amalgam sold by Envista, see “Business of Envista—Medical Device Regulations.”
The manufacture of many of Envista’s products is a highly exacting and complex process, and if Envista directly or indirectly encounters problems manufacturing products, Envista’s reputation, business and financial statements could suffer.
The manufacture of many of Envista’s products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters and environmental factors, and if not discovered before the product is released to market could result in recalls and product liability exposure. Because of the time required to approve and license certain regulated manufacturing facilities and other stringent regulations of the FDA and similar agencies regarding the manufacture of certain of Envista’s products, an alternative manufacturer may not be available on a timely basis to replace such production capacity. Any of these manufacturing problems could result in significant costs, liability and lost sales, loss of market share as well as negative publicity and damage to Envista’s reputation that could reduce demand for Envista’s products.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista’s financial results are subject to fluctuations in the cost and availability of commodities that Envista uses in Envista’s operations.
As further discussed in the section entitled “Business of Envista—Materials,” Envista’s manufacturing and other operations employ a wide variety of components, raw materials and other commodities, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect Envista’s business. In addition, due to the highly competitive nature of the industries that Envista serves, the cost-containment efforts of Envista’s customers and the terms of certain contracts Envista is party to, if commodity prices rise Envista may be unable to pass along cost increases through higher prices. If Envista is unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and Envista’s ability to recover or offset these costs, Envista’s margins and profitability could decline and Envista’s financial statements could be adversely affected.
If Envista cannot adjust Envista’s manufacturing capacity or the purchases required for Envista’s manufacturing activities to reflect changes in market conditions and customer demand, Envista’s profitability may suffer. In addition, Envista’s reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.
Envista purchases materials, components and equipment from third parties for use in Envista’s manufacturing operations, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products. Envista’s profitability could be adversely impacted if Envista is unable to adjust Envista’s purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If Envista cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, Envista may not be able to satisfy market demand, product shipments may be delayed, Envista’s costs may increase or Envista may breach Envista’s contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, Envista sometimes enters into non-cancelable purchase commitments with vendors, which could impact Envista’s ability to adjust Envista’s inventory to reflect declining market demands. If demand for Envista’s products is less than Envista expects, Envista may experience additional excess and obsolete inventories and be forced to incur additional charges and Envista’s profitability may suffer.
In addition, some of Envista’s businesses purchase certain materials, components and services from sole or limited source suppliers for reasons of quality assurance, regulatory requirements, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if Envista’s relationship with them changes, Envista might not be able to quickly establish or qualify replacement sources of supply. The supply chains for Envista’s businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.
Because Envista cannot always immediately adapt Envista’s production capacity and related cost structures to changing market conditions, Envista’s manufacturing capacity may at times exceed or fall short of Envista’s production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect Envista’s financial statements.
Envista’s restructuring actions could have long-term adverse effects on Envista’s business.
In recent years, Envista has implemented significant restructuring activities across Envista’s businesses to adjust Envista’s cost structure, and Envista may engage in similar restructuring activities in the future. These restructuring activities and Envista’s regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce Envista’s available talent, assets and other resources and could slow improvements in Envista’s products and services, adversely affect Envista’s ability to respond to customers, limit Envista’s ability to increase production quickly if demand for Envista’s products increases and trigger adverse public attention. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits Envista expects to realize from such actions. Moreover, Envista may not succeed in implementing present or future restructuring activities or cost reduction activities. Realizing the anticipated benefits from

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

these initiatives, if any benefits are achieved at all, may take several years, and Envista may be unable to achieve Envista’s targeted cost efficiencies and gross margin improvements. Additionally, Envista may have insufficient access to capital to fund investments in these strategic initiatives, or Envista’s business strategy may change from time to time, which could delay Envista’s ability to implement initiatives that Envista believes are important to Envista’s business. Any of the circumstances described above could adversely impact Envista’s business and financial statements.
Changes in governmental regulations may reduce demand for Envista’s products or services or increase Envista’s expenses.
Envista competes in markets in which Envista and Envista’s customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, the environment, food and drugs and privacy. Envista develops, configures and markets Envista’s products and services to meet customer needs created by these regulations. These regulations are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change in any of these regulations (or in the interpretation or application thereof) could reduce demand for, increase Envista’s costs of producing or delay the introduction of new or modified products and services, or could restrict Envista’s existing activities, products and services.
Work stoppages, union and works council campaigns and other labor disputes could adversely impact Envista’s productivity and results of operations.
Certain of Envista’s U.S. and non-U.S. employees are subject to collective labor arrangements. Envista is subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact Envista’s financial statements and business, including Envista’s productivity and reputation.
International economic, political, legal, compliance and business factors could negatively affect Envista’s financial statements.
In 2018, 56% of Envista’s sales were derived from customers outside the U.S. In addition, many of Envista’s manufacturing operations, suppliers and employees are located outside the U.S. Since Envista’s growth strategy depends in part on Envista’s ability to further penetrate markets outside the U.S. and increase the localization of Envista’s products and services, Envista expects to continue to increase Envista’s sales and presence outside the U.S., particularly in the high-growth markets. Envista’s international business (and particularly Envista’s business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to Envista and finished goods to Envista’s customers;

•	differences in terms of sale, including payment terms;

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, such as the devaluation of particular currencies;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including changes in tax laws;

•	capital controls and limitations on ownership and on repatriation of earnings and cash;

•	the potential for nationalization of enterprises;

•	changes in medical reimbursement policies and programs;

•	limitations on legal rights and Envista’s ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•	difficulties in implementing restructuring actions on a timely or comprehensive basis;

•	differing protection of intellectual property; and

•	greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals.
Any of these risks could negatively affect Envista’s financial statements, business, growth rate, competitive position, results of operations and financial condition.
For example, Envista generates more than 5% of Envista’s annual sales from China. Accordingly, Envista’s business, financial condition and results of operations may be adversely influenced by political, economic and social conditions in China generally. Additionally, China’s government continues to play a significant role in regulating industry development by imposing industrial policies, and it maintains control over China’s economic growth through setting monetary policy and determining treatment of particular industries or companies. Further, considerable uncertainty exists regarding the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Any uncertainty or adverse changes to economic conditions in China or the policies of China’s government or its laws and regulations could have a material adverse effect on the overall economic growth of China and could impact Envista’s business and operating results, leading to a reduction in demand for Envista’s products and adversely affecting Envista’s financial statements, business, growth rate, competitive position, results of operations and financial condition.
Significant developments stemming from the United Kingdom’s referendum on membership in the EU could have an adverse effect on Envista.
In a referendum on June 23, 2016, voters in the United Kingdom (the “UK”) voted for the UK to exit the EU (referred to as Brexit). It is currently unclear how long it will take the UK to negotiate a withdrawal agreement, and the terms of its withdrawal and the nature of its future relationship with the EU are still being decided. This referendum has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations. Even if no agreement is reached, the UK’s Separation still becomes effective unless all EU members unanimously agree on an extension. Negotiations have commenced to determine the future terms of the UK relationship with the EU, including, among other things, the terms of trade between the UK and the EU. On April 11, 2019, the EU granted the UK an extension to October 31, 2019. The purpose of this extension is to allow for the ratification of the withdrawal agreement by the UK House of Commons. The UK and EU have to date been unable to reach an agreement and in October 2019 the UK asked the EU for an additional extension. The effects of Brexit will depend on many factors, including any agreements that the UK makes to retain access to EU markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. In a “hard Brexit” scenario, there could be increased costs from re-imposition of tariffs on trade between the UK and EU, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods. In addition, trade and investment between the UK, the EU, the United States and other countries will be impacted by the fact that the UK currently operates under the EU’s tax treaties. The UK will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. Depending on the terms of Brexit, Envista could become subject to tariffs and regulatory restrictions that could increase the costs and time related to doing business in the UK. Additionally, Brexit could result in the UK or the European Union significantly altering its regulations affecting the clearance or approval of Envista’s products that are developed or manufactured in the UK. Any new regulations could add time and expense to the conduct of Envista’s business, as well as the process by which Envista’s products receive regulatory approval in the UK, the EU and elsewhere. Any of these factors could adversely affect customer demand, Envista’s relationships with customers and suppliers and Envista’s business and financial statements. Envista has no manufacturing facilities in the UK, and for the year ended December 31, 2018, less than 2% of Envista’s sales were derived from customers located in the UK; however, the impact of Brexit could also impact Envista’s sales outside the UK.
If Envista suffers loss to Envista’s facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, Envista’s operations could be seriously harmed.
Envista’s facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt Envista’s operations, delay production and shipments, result in defective products or services, damage customer relationships and Envista’s reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that Envista maintains will vary from time to time in both type and amount depending on cost, availability and Envista’s decisions regarding risk retention, and may be unavailable or insufficient to protect Envista against such losses.
Envista’s defined benefit pension plans are subject to financial market risks that could adversely affect Envista’s financial statements.
The performance of the financial markets and interest rates impact Envista’s defined benefit pension plan expenses and funding obligations. Significant changes in market interest rates, decreases in the fair value of plan assets, investment losses on plan assets and changes in discount rates may increase Envista’s funding obligations and adversely impact Envista’s financial statements. In addition, upward pressure on the cost of providing health care coverage to current employees and retirees may increase Envista’s future funding obligations and adversely affect Envista’s financial statements.
Envista’s ability to attract, develop and retain talented executives and other key employees is critical to Envista’s success.
Envista’s future performance is dependent upon Envista’s ability to attract, motivate and retain executives and other key employees. The loss of services of executives and other key employees or the failure to attract, motivate and develop talented new executives or other key employees could prevent Envista from successfully implementing and executing business strategies, and therefore adversely affect Envista’s financial statements. Envista’s success also depends on Envista’s ability to attract, develop and retain a talented employee base. Certain employees could leave Envista given uncertainties relating to the Separation, resulting in the inability to operate Envista’s business with employees possessing the appropriate expertise, which could have an adverse effect on Envista’s performance.
Risks Related to Envista’s Relationship with Danaher
As an independent, publicly traded company, Envista may not enjoy the same benefits that it did as a subsidiary of Danaher.
There is a risk that, by completely separating from Danaher, Envista may become more susceptible to market fluctuations and other adverse events than Envista would have been if Envista was still a subsidiary of Danaher. As a subsidiary of Danaher, Envista has been able to enjoy certain benefits from Danaher’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Danaher’s other businesses. As an independent, publicly traded company, Envista will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as a subsidiary of Danaher, Envista has been able to leverage the Danaher historical market reputation and performance and brand identity to recruit and retain key personnel to run Envista’s business. As an independent, publicly traded company, Envista will not have the same historical market reputation and performance or brand identity as Danaher and it may be more difficult for Envista to recruit or retain such key personnel.
Envista’s historical and pro forma financial information is not necessarily representative of the results that Envista would have achieved as an independent, publicly traded company and may not be a reliable indicator of its future results.
The historical information about Envista prior to the Separation in this prospectus refers to its businesses as operated by and integrated with Danaher. Envista’s historical and pro forma financial information included in this prospectus prior to the Separation is derived from the consolidated financial statements and accounting records of Danaher. Accordingly, the historical and pro forma financial information prior to the Separation included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that Envista would have achieved as an independent, publicly traded company during the periods presented or those that Envista will achieve in the future primarily as a result of the factors described below:

•
prior to the Separation, Envista’s businesses had been operated by Danaher as part of its broader corporate organization, rather than as an independent, publicly traded company. Danaher or one of its affiliates performed various corporate functions for Envista such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Envista’s historical and pro forma financial results reflect allocations of corporate expenses from Danaher for such functions and are likely to be less than the expenses Envista would have incurred had Envista

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

operated as an independent, publicly traded company. Following the Separation and completion of the Exchange Offer, Envista’s cost related to such functions previously performed by Danaher may therefore increase;

•
historically, Envista’s businesses were integrated with the other businesses of Danaher, and Envista had shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Envista has entered into transition agreements with Danaher, these arrangements may not fully capture the benefits that Envista had enjoyed as a result of being integrated with Danaher and may result in Envista paying higher charges than in the past for these services. This could have an adverse effect on Envista’s results of operations and financial condition following the Separation and completion of the Exchange Offer;

•
generally, Envista’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, had historically been satisfied as part of the corporate-wide cash management policies of Danaher. Envista may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	the cost of capital for Envista’s businesses may be higher than Danaher’s cost of capital prior to the Separation; and

•	Envista’s historical financial information does not reflect the debt or the associated interest expense that Envista incurred as part of the Separation.
Other significant changes may occur in Envista’s cost structure, management, financing and business operations as a result of operating as a company separate and independent from Danaher. For additional information about the past financial performance of Envista’s businesses and the basis of presentation of the historical consolidated and combined financial statements and the unaudited pro forma consolidated and combined financial statements of Envista’s businesses, please refer to the sections entitled “Envista Holdings Corporation Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements,” “Summary—Selected Historical and Pro Forma Financial Data for Danaher and Envista—Envista Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista,” Envista’s audited combined financial statements and accompanying notes and Envista’s unaudited interim consolidated and combined condensed financial statements and accompanying notes included elsewhere in this prospectus.
The unaudited pro forma consolidated and combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of Envista’s financial condition or results of operations in the future.
The unaudited pro forma consolidated and combined financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what Envista’s actual financial condition or results of operations would have been had the Transactions been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Envista’s financial condition or results of operations. Accordingly, Envista’s financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.
Danaher and its directors and officers have limited liability to Envista for breach of fiduciary duty.
Envista’s amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Danaher and its directors and officers will have no obligation to refrain from engaging in the same or similar business activities or lines of business as Envista does or doing business with any of Envista’s clients or consumers. As such, neither Danaher nor any officer or director of Danaher will be liable to Envista or to Envista’s stockholders for breach of any fiduciary duty by reason of any of these activities.
Envista’s customers, prospective customers, suppliers or other companies with whom Envista conducts business may conclude that Envista’s financial stability as an independent, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.
Some of Envista’s customers, prospective customers, suppliers or other companies with whom Envista conducts business may conclude that Envista’s financial stability as an independent, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require Envista to provide additional credit support,

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with Envista’s financial stability could have a material adverse effect on Envista’s business, financial condition, results of operations and cash flows.
Potential indemnification liabilities to Danaher pursuant to the Separation Agreement could materially and adversely affect Envista’s businesses, financial condition, results of operations and cash flows.
The Separation Agreement, dated as of September 19, 2019, by and between Envista and Danaher (the “Separation Agreement”), among other things, provides for indemnification obligations (for uncapped amounts) designed to make Envista financially responsible for substantially all liabilities that may exist relating to Envista’s business activities, whether incurred prior to or after the Separation. If Envista is required to indemnify Danaher under the circumstances set forth in the Separation Agreement, Envista may be subject to substantial liabilities. Please refer to the section entitled “Agreements Between Danaher and Envista and Other Related Person Transactions—Relationship between Envista and Danaher—The Separation Agreement—Release of Claims and Indemnification.”
In connection with Envista’s separation from Danaher, Danaher will indemnify Envista for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Envista against the full amount of such liabilities, or that Danaher’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation Agreement and certain other agreements with Danaher, Danaher will agree to indemnify Envista for certain liabilities as discussed further in “Agreements Between Danaher and Envista and Other Related Person Transactions.” However, third parties could also seek to hold Envista responsible for any of the liabilities that Danaher has agreed to retain, and there can be no assurance that the indemnity from Danaher will be sufficient to protect Envista against the full amount of such liabilities, or that Danaher will be able to fully satisfy its indemnification obligations. In addition, Danaher’s insurance will not necessarily be available to Envista for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Danaher’s insurers may deny coverage to Envista for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if Envista ultimately succeeds in recovering from Danaher or such insurance providers any amounts for which Envista is held liable, Envista may be temporarily required to bear these losses. Each of these risks could negatively affect Envista’s businesses, financial position, results of operations and cash flows.
Certain of Envista’s executive officers and directors may have actual or potential conflicts of interest because of their position at Danaher or their equity interest in Danaher.
A majority of Envista’s directors are employees of Danaher. Upon the completion of the Exchange Offer, it is expected that certain of these directors will resign from Envista’s board of directors and one additional independent director will be appointed. The directors who are employees of Danaher and who continue to serve on Envista’s board of directors own Danaher Common Stock or equity awards. Additionally, certain of Envista’s executive officers own Danaher Common Stock or equity awards. For certain of these individuals, their holdings of Danaher Common Stock or equity awards may be significant compared to their total assets. The position of such individuals and their ownership of any Danaher equity or equity awards create, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Danaher than for Envista.
Danaher may compete with Envista.
Danaher will not be restricted from competing with Envista. If Danaher in the future decides to engage in the type of business Envista conducts, it may have a competitive advantage over Envista, which may cause Envista’s business, financial condition and results of operations to be materially adversely affected.
Envista or Danaher may fail to perform under various transaction agreements that were executed as part of the Separation or Envista may fail to have necessary systems and services in place when certain of the transaction agreements expire.
The Separation Agreement and other agreements entered into in connection with the Separation determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. The Transition Services Agreement, dated as of September 19, 2019, by and between Envista and Danaher (the “Transition Services Agreement”) provides for the performance of certain services by each company for the benefit of the other for a period of time after the Separation. Envista relies on Danaher to satisfy its

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

performance and payment obligations under these agreements. If Danaher is unable to satisfy its obligations under these agreements, including its indemnification obligations, Envista could incur operational difficulties or losses. If Envista does not have in place Envista’s own systems and services, or if Envista does not have agreements with other providers of these services once certain transaction agreements expire, Envista may not be able to operate Envista’s businesses effectively and Envista’s profitability may decline. Envista is in the process of creating Envista’s own, or engaging third parties to provide, systems and services to replace many of the systems and services that Danaher currently provides to Envista. However, Envista may not be successful in implementing these systems and services or in transitioning data from Danaher’s systems to Envista.
In addition, Envista expects this process to be complex, time-consuming and costly. Envista is also establishing or expanding Envista’s own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions. Envista expects to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Danaher historically provided Envista prior to the Separation. Any failure or significant downtime in Envista’s own financial, administrative or other support systems or in the Danaher financial, administrative or other support systems during the transitional period during which Danaher provides Envista with support could negatively impact Envista’s results of operations or prevent Envista from paying Envista’s suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect Envista’s results of operations.
In particular, Envista’s day-to-day business operations rely on Envista’s information technology systems. A significant portion of the communications among Envista’s personnel, customers and suppliers take place on Envista’s information technology platforms. Envista expects the transfer of information technology systems from Danaher to Envista to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of Envista’s reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on Envista’s business, financial condition and results of operations.
Envista has outstanding indebtedness of borrowed funds of approximately $1.3 billion and the ability to incur an additional $250 million of indebtedness under a revolving credit facility, and in the future it may incur additional indebtedness. This indebtedness could adversely affect Envista’s businesses and its ability to meet its obligations and pay dividends.
As of September 27, 2019, Envista had outstanding indebtedness of borrowed funds of approximately $1.3 billion and had an additional $250 million of borrowing capacity under a revolving credit facility pursuant to the Credit Agreement, dated as of September 20, 2019, by and among Envista and a syndicate of banks (the “Credit Agreement”). See “Description of Certain Indebtedness of Envista.” This debt could have important, adverse consequences to Envista and its stockholders, including:

•	requiring a substantial portion of Envista’s cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of Envista’s debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing Envista’s vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow Envista’s businesses;

•	limiting Envista’s ability to pay dividends;

•	limiting Envista’s flexibility in planning for, or reacting to, changes in Envista’s businesses and industries; and

•	limiting Envista’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of Envista Common Stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The Credit Agreement contains restrictive covenants that limit Envista’s ability to engage in activities that may be in Envista’s long-term interest, including for example EBITDA-based leverage and interest coverage ratios. If Envista breaches any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect Envista’s liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect Envista’s cost of funds and could adversely affect Envista’s liquidity and access to the capital markets.
The risks described above will increase with the amount of indebtedness Envista incurs, and in the future Envista may incur significant indebtedness in addition to the indebtedness described above. In addition, Envista’s actual cash requirements in the future may be greater than expected, which may require incurrence of additional indebtedness to satisfy such requirements.
Envista may not be able to generate sufficient cash to service all of Envista’s indebtedness and may be forced to take other actions to satisfy Envista’s obligations under Envista’s indebtedness, which may not be successful.
Envista’s ability to make scheduled payments on or refinance Envista’s debt obligations depends on Envista’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond Envista’s control. Envista may be unable to maintain a level of cash flows from operating activities sufficient to permit Envista to pay the principal and interest on Envista’s indebtedness.
If Envista’s cash flows and capital resources are insufficient to fund Envista’s debt service obligations, Envista could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter Envista’s dividend policy (if Envista pays dividends), seek additional debt or equity capital or restructure or refinance Envista’s indebtedness. Envista may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Envista to meet Envista’s scheduled debt service obligations. The instruments that will govern Envista’s indebtedness may restrict Envista’s ability to dispose of assets and may restrict the use of proceeds from those dispositions. Envista may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
In addition, Envista conducts Envista’s operations through Envista’s subsidiaries. Accordingly, repayment of Envista’s indebtedness will depend on the generation of cash flow by Envista’s subsidiaries, including certain international subsidiaries, and their ability to make such cash available to Envista, by dividend, debt repayment or otherwise. Envista’s subsidiaries may not have any obligation to pay amounts due on Envista’s indebtedness or to make funds available for that purpose. Envista’s subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable Envista to make payments in respect of Envista’s indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit Envista’s ability to obtain cash from Envista’s subsidiaries. In the event that Envista does not receive distributions from Envista’s subsidiaries, Envista may be unable to make required principal and interest payments on Envista’s indebtedness.
Envista’s inability to generate sufficient cash flows to satisfy Envista’s debt obligations, or to refinance Envista’s indebtedness on commercially reasonable terms or at all, may materially adversely affect Envista’s business, financial condition and results of operations and Envista’s ability to satisfy Envista’s obligations under Envista’s indebtedness or pay dividends on Envista Common Stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Risks Related to Envista’s Shares of Common Stock
The price of Envista Common Stock may fluctuate substantially during and after the Exchange Offer period, and you could lose all or part of your investment in Envista Common Stock as a result.
Envista Common Stock has a limited trading history and there may be wide fluctuations in the market value of Envista Common Stock during and after the Exchange Offer period as a result of many factors. From its IPO through [●], the sales price of Envista Common Stock as reported by the NYSE has ranged from a low sales price of $[●] on [●] to a high sales price of $[●] on [●]. Factors that may cause the market price of Envista Common Stock to fluctuate, some of which may be beyond Envista’s control, include:

•	Envista’s quarterly or annual earnings, or those of other companies in Envista’s industry;

•	actual or anticipated fluctuations in Envista’s operating results;

•	changes in earnings estimated by securities analysts or Envista’s ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	changes to the regulatory and legal environment in which Envista operates;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this prospectus.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Envista Common Stock. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against Envista, could result in substantial costs and a diversion of Envista’s management’s attention and resources.
If Envista is unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of Envista’s financial reports and the market price of Envista Common Stock may be negatively affected.
As a public company, Envista is required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with Envista’s second annual report on Form 10-K, Envista will be required to furnish a report by management on the effectiveness of Envista’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Envista’s independent registered public accounting firm will also be required to express an opinion as to the effectiveness of Envista’s internal control over financial reporting. At such time, Envista’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Envista’s internal control over financial reporting is documented, designed or operating.
The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If Envista identifies material weaknesses in Envista’s internal control over financial reporting, if Envista is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that Envista’s internal control over financial reporting is effective, or if Envista’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of Envista’s internal control over financial reporting, investors may lose confidence in the accuracy and completeness of Envista’s financial reports and the market price of Envista Common Stock could be negatively affected, and Envista could become subject to investigations by the stock exchange on which Envista’s securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista cannot guarantee the payment of dividends on Envista Common Stock, or the timing or amount of any such dividends.
Envista has not yet determined whether or the extent to which Envista will pay any dividends on Envista Common Stock. The payment of any dividends in the future, and the timing and amount thereof, to Envista’s stockholders will fall within the discretion of Envista’s board of directors. The decisions of Envista’s board of directors regarding the payment of dividends will depend on many factors, such as Envista’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in Envista’s debt, industry practice, legal requirements and other factors that Envista’s board of directors deems relevant. Envista’s ability to pay dividends will depend on Envista’s ongoing ability to generate cash from operations and on Envista’s access to the capital markets. Envista cannot guarantee that Envista will pay a dividend in the future or continue to pay any dividends if Envista commences paying dividends.
Your percentage ownership in Envista may be diluted in the future.
In the future, your percentage ownership in Envista may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Envista will be granting to Envista’s directors, officers and employees. In addition, following the completion of the Exchange Offer, Envista’s employees will have rights to purchase or receive shares of Envista Common Stock as a result of the conversion of their Danaher stock options, RSUs and PSUs into Envista’s stock options and restricted stock units. The conversion of these Danaher awards into Envista’s awards is described in further detail in the section entitled “Executive and Director Compensation—Compensation Discussion and Analysis—Treatment of Outstanding Danaher Equity Awards Held by Envista Employees.” As a result of the adjustments to such awards in connection with the completion of the Exchange Offer, the precise number of shares of Envista Common Stock to which the adjusted awards will relate will not be known until the date of the completion of the Exchange Offer or shortly thereafter. It is also anticipated that Envista’s Compensation Committee will grant additional equity awards to Envista’s employees and directors from time to time under Envista’s employee benefits plans. These additional awards will have a dilutive effect on Envista’s earnings per share, which could adversely affect the market price of Envista Common Stock.
In addition, Envista’s amended and restated certificate of incorporation authorizes Envista to issue, without the approval of Envista’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Envista Common Stock respecting dividends and distributions, as Envista’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Envista Common Stock. For example, Envista could grant the holders of preferred stock the right to elect some number of Envista’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that Envista could assign to holders of preferred stock could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock of Envista.”
Further, any future issuances of Envista Common Stock would also be dilutive to the percentage ownership and voting power of Envista Common Stock, which could adversely affect the market price of Envista Common Stock.
Certain provisions in Envista’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Envista, which could decrease the trading price of Envista Common Stock.
Envista’s amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with Envista’s board of directors rather than to attempt an unsolicited takeover not approved by Envista’s board of directors. These provisions include, among others:

•	the inability of Envista’s stockholders to call a special meeting;

•	from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares, the inability of Envista’s stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of Envista’s board of directors to issue preferred stock without stockholder approval;

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
the division of Envista’s board of directors into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	a provision that stockholders may only remove directors with cause;

•	the ability of Envista’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of Envista’s board of directors) on Envista’s board of directors; and

•
from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares, the requirement that the affirmative vote of stockholders holding at least two-thirds of Envista’s voting stock is required to amend Envista’s amended and restated bylaws and certain provisions in Envista’s amended and restated certificate of incorporation.

In addition, because Envista has not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Danaher and its affiliates have been approved as an interested stockholder of Envista and therefore are not subject to Section 203. For so long as Danaher beneficially owns a majority of the total voting power of Envista, and therefore has the ability to designate a majority of Envista’s board of directors, directors designated by Danaher to serve on Envista’s board of directors would have the ability to pre-approve other parties, including potential transferees of Danaher’s shares of Envista Common Stock, so that Section 203 would not apply to such other parties.
Envista believes these provisions will protect Envista’s stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Envista’s board of directors and by providing Envista’s board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Envista immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Envista’s board of directors determines is not in the best interests of Envista and Envista’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Envista’s amended and restated certificate of incorporation designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Envista’s stockholders, which could discourage lawsuits against Envista and Envista’s directors, officers, employees and stockholders.
Envista’s amended and restated certificate of incorporation provides that unless Envista’s board of directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Envista, any action asserting a claim of breach of a fiduciary duty owed by any of Envista’s directors, officers, employees or stockholders to Envista or Envista’s stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or Envista’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of Envista’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Envista or Envista’s directors or officers, which may discourage such lawsuits against Envista and Envista’s directors, officers, employees and stockholders. Nothing in Envista’s amended and restated certificate of incorporation or bylaws precludes stockholders that assert claims under the applicable securities laws from bringing such claims in state or federal courts, subject to applicable

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Risks Related to the Exchange Offer
Your investment will be subject to different risks after the Exchange Offer regardless of whether you elect to participate in the Exchange Offer.
Your investment will be subject to different risks as a result of the Exchange Offer, regardless of whether you tender all, some or none of your shares of Danaher Common Stock.

•
If you exchange all of your shares of Danaher Common Stock and the Exchange Offer is not oversubscribed, then you will no longer have an ownership interest in Danaher, but instead will directly own only an interest in Envista. As a result, your investment will be subject exclusively to risks associated with Envista and not risks associated solely with Danaher.

•
If you exchange all of your shares of Danaher Common Stock and the Exchange Offer is oversubscribed, then the offer will be subject to the proration procedures described in this prospectus and, unless your odd-lot tender is not subject to proration, you will own a direct interest in both Danaher and Envista. As a result, your investment will continue to be subject to risks associated with both Danaher and Envista.

•
If you exchange some, but not all, of your shares of Danaher Common Stock, then regardless of whether the Exchange Offer is fully subscribed, the number of shares of Danaher Common Stock you own will decrease (unless you otherwise acquire shares of Danaher Common Stock), while the number of shares of Envista Common Stock you own will increase. As a result, your investment will continue to be subject to risks associated with both Danaher and Envista.

•
If you do not exchange any of your shares of Danaher Common Stock and the Exchange Offer is fully subscribed, then your ownership interest in Danaher will increase on a percentage basis, while your indirect ownership in Envista will be eliminated (unless you otherwise own shares of Envista Common Stock). As a result, your investment will be subject exclusively to risks associated with Danaher and not risks associated with Envista because Danaher will no longer have an ownership interest in Envista.

•
If you remain a stockholder of Danaher following the completion of the Exchange Offer, the Exchange Offer is not fully subscribed and Danaher conducts a pro rata spin-off, then you may receive shares of Envista Common Stock (although you may instead receive only cash in lieu of a fractional share). As a result, your investment may be subject to risks associated with both Danaher and Envista.

Regardless of whether you tender your shares of Danaher Common Stock, the shares you hold after the completion of the Exchange Offer will reflect a different investment from the investment you previously held.
The Exchange Offer and related transactions will result in a substantial amount of Envista Common Stock entering the market, which may adversely affect the market price of Envista Common Stock.
Danaher owned 127,868,000 shares of Envista Common Stock, representing 80.6% of outstanding shares of Envista Common Stock as of October 18, 2019. Assuming the completion of the Exchange Offer and that it is fully subscribed, Danaher will distribute 127,868,000 shares of Envista Common Stock and all shares of Envista Common Stock not held by Envista’s affiliates will be freely tradable. If the Exchange Offer is not fully subscribed, the remaining shares of Envista Common Stock owned by Danaher will be distributed in a spin-off on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of the Exchange Offer. The distribution of such a large number of shares of Envista Common Stock in the Exchange Offer and any subsequent spin-off could adversely affect the market price of Envista Common Stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Following the completion of the Exchange Offer, the market price of shares of Danaher Common Stock and Envista Common Stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.
The common stock price history for shares of Danaher Common Stock and Envista Common Stock may not provide investors with a meaningful basis for evaluating an investment in either company’s common stock. Envista has been a publicly traded company only since September 18, 2018. The prior performance of Danaher Common Stock and Envista Common Stock may not be indicative of the performance of their common stock after the Exchange Offer. In addition, the indicative and final per-share values used in determining the exchange ratio may not be indicative of the prices at which Danaher Common Stock and Envista Common Stock will trade after the Exchange Offer is completed.
Tendering Danaher stockholders may receive a reduced discount or may not receive any discount in the Exchange Offer.
The Exchange Offer is designed to permit you to exchange your shares of Danaher Common Stock for shares of Envista Common Stock at a [●]% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of Danaher Common Stock accepted in the Exchange Offer, you will receive approximately $[●] of Envista Common Stock based on the Average Danaher Price and the Average Envista Price.
The number of shares you can receive is, however, subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Envista Common Stock, relative to the trading price of Danaher Common Stock, would not result in an unduly high number of shares of Envista Common Stock being exchanged for each share of Danaher Common Stock accepted in the Exchange Offer. As a result, you may receive less than $[●] of Envista Common Stock for each $100 of Danaher Common Stock accepted in the Exchange Offer, depending on the Average Danaher Price and the Average Envista Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Envista Common Stock relative to the trading price of shares of Danaher Common Stock, or if there is an increase of sufficient magnitude in the trading price for shares of Danaher Common Stock relative to the trading price for shares of Envista Common Stock, you may not receive $[●] of Envista Common Stock for each $100 of Danaher Common Stock accepted, and could receive much less. In addition, there is no assurance that you will be able to sell shares of Envista Common Stock received in the Exchange Offer at prices comparable to the Average Envista Price.
There may also be circumstances under which you would receive fewer shares of Envista Common Stock than you would have received if the exchange ratio were determined using the closing prices for shares of Danaher Common Stock and Envista Common Stock on the expiration date of the Exchange Offer. For example, if the trading price of Danaher Common Stock were to increase on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Danaher Price would likely be lower than the closing price of Danaher Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer shares of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Danaher Common Stock on the expiration date of the Exchange Offer were used to determine the exchange ratio. Similarly, if the trading price of Envista Common Stock were to decrease on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Envista Price would likely be higher than the closing price of Envista Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Envista Common Stock on the expiration date of the Exchange Offer were used to determine the exchange ratio.
Participating Danaher stockholders will experience some delay in receiving shares of Envista Common Stock (and cash in lieu of fractional shares of Envista Common Stock, if any) for shares of Danaher Common Stock that are accepted in the Exchange Offer.
Tendering Danaher stockholders whose shares of Danaher Common Stock have been accepted for exchange will not be able to sell the shares of Envista Common Stock to be received until the distribution of shares of Envista Common Stock to individual stockholders has been completed. Consequently, if the market price for shares of Envista Common Stock should decrease or increase during that period, the relevant stockholder would not be able to stop any losses or recognize any gain by selling the shares of Envista Common Stock. Similarly, you will not be able to invest cash in lieu of fractional shares of Envista Common Stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Market prices for shares of Danaher Common Stock may be impacted by the Exchange Offer.
Investors may purchase shares of Danaher Common Stock in order to participate in the Exchange Offer, which may have the effect of raising market prices for shares of Danaher Common Stock during the pendency of the Exchange Offer. Following the completion of the Exchange Offer, the market prices for shares of Danaher Common Stock may decline because any Exchange Offer-related demand for shares of Danaher Common Stock will cease. In addition, following the completion of the Exchange Offer, the market prices for shares of Danaher Common Stock may decline because Danaher will no longer have any ownership interest in Envista.
The Exchange Offer could result in significant tax liability.
In connection with the Separation, Danaher received the Ruling from the IRS to the effect that the Separation and the Exchange Offer will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. While the Ruling is generally binding on the IRS, if any of the facts, assumptions, representations or undertakings that Danaher made to the IRS are, or become, inaccurate, incorrect or incomplete, the validity of the Ruling may be compromised and the Separation and the Exchange Offer might not qualify as a tax-free “reorganization.” In that event, the consequences described in the Ruling will not apply and Danaher and its stockholders could be subject to significant U.S. federal income tax liability.
In addition, the completion of the Exchange Offer is conditioned upon, among other things, the receipt by Danaher of the opinion of Davis Polk, to the effect that the Exchange Offer, together with the Separation and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code. The opinion of Davis Polk will address certain issues on which the IRS does not rule. The opinion of Davis Polk will be based on the law in effect as of the time of the Exchange Offer and the continuing validity of the Ruling, and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Danaher and Envista. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Danaher’s business reasons for engaging in the Exchange Offer, the conduct of certain business activities by Danaher and Envista, and the plans and intentions of Danaher and Envista to continue conducting those business activities and not to materially modify their ownership or capital structure following the Exchange Offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, if the facts upon which the opinion of Davis Polk is based are materially different from the facts that exist at the time of the Exchange Offer, or if there is any change in currently applicable law (which may be retroactive), the conclusions reached in such opinion could be adversely affected.
If the Exchange Offer were determined not to qualify as a tax-free distribution under Section 355 of the Code, each Danaher stockholder who receives shares of Envista Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Envista Common Stock received by the stockholder and its tax basis in the shares of Danaher Common Stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Envista Common Stock received by the stockholder.
In addition, Danaher would generally recognize a gain with respect to the transfer of Envista Common Stock in the Exchange Offer, as well as with respect to the receipt of certain cash proceeds from Envista in connection with the Separation.
The Exchange Offer could be taxable to Danaher, but not its stockholders, if Envista or its stockholders were to engage in certain transactions after the Exchange Offer is completed. In such cases, Envista would be required to indemnify Danaher for any resulting taxes and related expenses, which amount could be material.
Envista may be affected by significant restrictions, including on its ability to engage in certain corporate transactions for a two-year period after the Exchange Offer in order to avoid triggering significant tax-related liabilities.
To preserve tax-free treatment for U.S. federal income tax purposes to Danaher of the Separation and Exchange Offer, under the Tax Matters Agreement, dated as of September 19, 2019, by and between Envista and Danaher (the “Tax Matters Agreement”), Envista is restricted from taking any action that prevents the Separation and Exchange Offer from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the Exchange Offer, as described in the section entitled “Agreements Between Danaher and Envista and Other Related Person Transactions—Relationship between Envista and Danaher—Tax Matters Agreement—Preservation of the Tax-Free Status of

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Certain Aspects of the Distribution,” Envista will be subject to certain restrictions on its ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to its stock. These restrictions may limit Envista’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. These restrictions generally will not limit the acquisition of other businesses by Envista for cash consideration. In addition, under the Tax Matters Agreement, Envista may be required to indemnify Danaher against any such tax liabilities as a result of the acquisition of its stock or assets, even if Envista does not participate in or otherwise facilitate the acquisition. Furthermore, Envista will be subject to certain restrictions on discontinuing the active conduct of its trade or business, the issuance or sale of stock or other securities (including securities convertible into its stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce Envista’s strategic and operating flexibility. For more information, please refer to the section entitled “Agreements Between Danaher and Envista and Other Related Person Transactions—Relationship between Envista and Danaher—Tax Matters Agreement.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this prospectus are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: future financial performance, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, Envista’s or Danaher’s liquidity position or other financial measures; Envista’s or Danaher’s management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the Exchange Offer and its expected benefits; growth, declines and other trends in markets Envista or Danaher sells into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that Envista or Danaher intends or believes will or may occur in the future. Terminology such as “believe,” “anticipate,” “will,” “should,” “could,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “may,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by Envista’s or Danaher’s management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties as discussed in Danaher’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC, as well as those risks and uncertainties described elsewhere in this prospectus, including in “Risk Factors.”
Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by such forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the prospectus, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, neither Danaher nor Envista assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise. For additional information regarding risks and uncertainties faced by Envista and Danaher, please read “Risk Factors” and “Incorporation by Reference.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

THE TRANSACTION
Background of the Exchange Offer
Separation
In connection with the IPO, Danaher transferred to Envista substantially all of its dental business in exchange for (i) 127,867,900 shares of Envista Common Stock issued by Envista to Danaher, (ii) all of the net proceeds (approximately $643.4 million) Envista received from the sale of 30,783,200 shares of Envista Common Stock in the IPO, including the net proceeds received as a result of the exercise in full of the underwriters’ option to purchase additional shares, and (iii) all of the net proceeds (approximately $1.3 billion) Envista received from the entry into the Term Loans (as defined below).
Additionally, on September 19, 2019, Danaher and Envista entered into certain agreements that provide a framework for Envista’s ongoing relationship with Danaher, which agreements will remain in effect following the completion of the Exchange Offer. The transactions to separate the dental business from Danaher, as described here and elsewhere in this prospectus, are referred to, collectively, as the “Separation.” For additional information regarding the Separation transactions, see Note 15 to Envista’s unaudited interim consolidated and combined condensed financial statements included elsewhere in this prospectus and for additional information regarding Envista’s agreements with Danaher, see “Agreements Between Danaher and Envista and Other Related Person Transactions—Relationship between Envista and Danaher.”
IPO
On September 20, 2019, the initial public offering of 30,783,200 shares of Envista Common Stock (including the exercise of the underwriters’ option in full) at a price of $22.00 per share, which is referred to as the “IPO,” was completed. As described above, Envista did not retain any of the net proceeds from the IPO. Immediately following the IPO, there were 30,783,200 shares of Envista Common Stock outstanding and Danaher retained 127,868,000 shares of Envista Common Stock, representing an 80.6% ownership interest in Envista.
Debt Transaction
On September 20, 2019, Envista entered into the Credit Agreement with a syndicate of banks, pursuant to which Envista borrowed approximately $1.3 billion, consisting of a three-year, $650 million senior unsecured term loan facility and a three-year, €600 million senior unsecured term loan facility (the “Term Loans”).  The Credit Agreement also includes a five-year, $250 million senior unsecured multi-currency revolving credit facility (the “Revolving Credit Facility”). The entry into the Term Loans and the Revolving Credit Facility are referred to, together, as the “Debt Transaction.”
As described above, Envista did not retain any of the net proceeds from the Debt Transaction.
See “Description of Certain Indebtedness of Envista” for more information on the Debt Transaction.
Reasons for the Exchange Offer
Danaher has decided to commence the Exchange Offer to complete the Separation of Danaher’s dental business now owned by Envista from Danaher’s remaining businesses in a tax-efficient manner, with the goal of enhancing stockholder value and better positioning Danaher to focus on its core businesses.
Danaher believes that the Separation and the Exchange Offer will, among other things, (a) create a fully independent company, Envista, focused exclusively on the dental business, which can pursue future business initiatives, including acquisitions and other capital investments, without the influence of a controlling stockholder, (b) create a widely held, publicly traded equity security linked only to the performance of the dental business, rather than together with Danaher’s other businesses, which can be used efficiently to attract, retain and incentivize employees of the dental business and to pursue attractive acquisition and capital raising opportunities, and (c) enhance the capital markets efficiency of Danaher Common Stock by eliminating a non-core business which investors may not appropriately value when assessing Danaher’s business operations.
Neither Danaher nor Envista can provide assurances that, following the Exchange Offer, any of these benefits will be realized to the extent anticipated or at all.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following reasons were considered by Danaher in making the determination to complete the Separation of Danaher’s dental business now owned by Envista from Danaher’s remaining businesses by means of the Exchange Offer:

•	The Exchange Offer, like a pro rata spin-off, is a tax-efficient way for Danaher to divest its interest in Envista.

•	The Exchange Offer presents an opportunity for Danaher to quickly repurchase a large number of outstanding shares of Danaher Common Stock without reducing overall cash and financial flexibility.

•
The Exchange Offer provides Danaher’s stockholders with an opportunity to adjust their current Danaher investment between Danaher and Envista on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and, accordingly, is an efficient means of placing Envista Common Stock with only those Danaher stockholders who wish to directly own an interest in Envista.

•	The Exchange Offer could present stockholders tendering shares of Danaher Common Stock with an opportunity to acquire shares of Envista Common Stock at a discount to the then-prevailing market price.

•
The Exchange Offer presents more execution risk than a pro rata spin-off of Danaher’s remaining interest in Envista, and may require an extension of the Exchange Offer period and/or a subsequent spin-off if the Exchange Offer is not fully subscribed.

•
The Exchange Offer will cause Danaher to incur certain incremental expenses relating to the Exchange Offer that it would not otherwise incur in connection with a pro rata spin-off of Danaher’s remaining interest in Envista.

Effects of the Exchange Offer
Upon the completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista.
Holders of Danaher Common Stock will be affected by the Exchange Offer as follows:

•
Holders who exchange all of their shares of Danaher Common Stock, if the Exchange Offer is not oversubscribed, will no longer have any ownership interest in Danaher but will instead directly own only an interest in Envista. As a result, their investment will be subject exclusively to benefits and risks associated with Envista and not benefits and risks associated solely with Danaher.

•
Holders who exchange all of their shares of Danaher Common Stock will, if the Exchange Offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both Danaher and Envista. As a result, their investment will continue to be subject to benefits and risks associated with both Danaher and Envista, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

•
Holders who exchange some, but not all, of their shares of Danaher Common Stock, regardless of whether the Exchange Offer is fully subscribed, will own fewer shares of Danaher Common Stock and more shares of Envista Common Stock than prior to the Exchange Offer, unless they otherwise acquire Danaher Common Stock. As a result, their investment will continue to be subject to benefits and risks associated with both Danaher and Envista, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

•
Holders who do not exchange any of their shares of Danaher Common Stock in the Exchange Offer will have an increased ownership interest in Danaher, on a percentage basis, and will have no indirect ownership interest in Envista. As a result, their investment will be subject exclusively to benefits and risks associated with Danaher and not benefits and risks associated with Envista because Danaher will no longer have an investment in Envista.

•
Holders who remain stockholders of Danaher following the completion of the Exchange Offer may, if the Exchange Offer is not fully subscribed and if Danaher conducts a pro rata spin-off of its remaining interest in Envista, receive shares of Envista Common Stock (although such holders may instead receive only cash in lieu of a fractional share).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

As a result, their investment may be subject to benefits and risks associated with both Danaher and Envista, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
Envista’s Equity Capitalization
Envista had an equity capitalization of 158,651,200 shares of common stock as of October 18, 2019. Danaher owned 127,868,000 shares of Envista Common Stock, representing approximately 80.6% of the outstanding shares of Envista Common Stock as of October 18, 2019.
No Appraisal Rights
Appraisal is a statutory remedy under state law available to corporate stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Danaher stockholders or Envista stockholders in connection with the Exchange Offer.
Regulatory Approval
Certain acquisitions of Envista Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If a holder of Danaher Common Stock decides to participate in the Exchange Offer and consequently acquires enough shares of Envista Common Stock to exceed the $90 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or associated regulations does not apply, Danaher and the holder will be required to make filings under the Hart-Scott-Rodino Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any stockholder or stockholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Apart from the registration of shares of Envista Common Stock offered in the Exchange Offer and, if the Exchange Offer is not fully subscribed, shares of Envista Common Stock to be distributed in a subsequent spin-off under applicable securities laws and Danaher filing a Schedule TO with the SEC, Danaher does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the Exchange Offer and, if the Exchange Offer is not fully subscribed, the subsequent spin-off.
Accounting Treatment
The shares of Danaher Common Stock acquired by Danaher in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Danaher Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Envista attributable to Danaher and the market value of the shares of Danaher Common Stock acquired at that date will be recognized by Danaher as a gain on disposal of discontinued operations net of any direct and incremental expenses of the Exchange Offer on the disposal of its Envista Common Stock.
The aggregate market value of Danaher’s investment in 127,868,000 shares of Envista Common Stock, based on the closing price of shares of Envista Common Stock on [●] of $[●] per share, was approximately $[●] million. Danaher expects to recognize a gain upon consummation of the Exchange Offer. The amount of the gain will be dependent upon the final exchange ratio and the value of Danaher Common Stock at the time the Exchange Offer is consummated. For example, if at the time Danaher completes the Exchange Offer, (i) the Exchange Offer is fully subscribed, (ii) the upper limit of [●] shares of Envista Common Stock exchanged for each share of Danaher Common Stock is in effect, and (iii) the market value of Danaher Common Stock is $[●] per share (the closing price on the NYSE on [●]), Danaher would recognize a gain of approximately $[●] million in connection with the transaction, prior to estimated fees and expenses. A $1.00 increase in the per share market value of Danaher Common Stock in this example would increase the gain recognized by Danaher by approximately $[●] million.
At the completion of the Exchange Offer Danaher will no longer control Envista. As a result, upon the completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The exchange of shares of Envista Common Stock for shares of Danaher Common Stock in the Exchange Offer, in and of itself, will not affect the financial condition or results of operations of Envista.
Tax Treatment
See “Material U.S. Federal Income Tax Consequences” for a discussion of the tax treatment of the Exchange Offer.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

THE EXCHANGE OFFER
Terms of the Exchange Offer
General
Danaher is offering to exchange up to 127,868,000 shares of Envista Common Stock which are owned by Danaher for outstanding shares of Danaher Common Stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto), which are validly tendered by 12:00 midnight, New York City time, at the end of the day on [●], unless the Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on [●] or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Danaher Common Stock.
The number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Danaher Common Stock validly tendered and not validly withdrawn. The maximum number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Envista Common Stock held by Danaher divided by the final exchange ratio (which will be subject to the upper limit). Danaher’s obligation to complete the Exchange Offer is subject to important conditions that are described in the section entitled “—Conditions to Completion of the Exchange Offer.”
For each share of Danaher Common Stock that you tender in the Exchange Offer and do not validly withdraw, and that is accepted by Danaher, you will receive a number of shares of Envista Common Stock at a discount of approximately [●]%, subject to an upper limit of [●] shares of Envista Common Stock per share of Danaher Common Stock. Stated another way, subject to the upper limit described below, for each $100 of Danaher Common Stock accepted in the Exchange Offer, you will receive approximately $[●] of shares of Envista Common Stock based on the Average Danaher Price and the Average Envista Price, as determined by Danaher.
The Average Danaher Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Danaher Common Stock on the NYSE during the Averaging Period, as determined by Danaher, and the Average Envista Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Envista Common Stock on the NYSE during the Averaging Period, as determined by Danaher, as more fully described below under “—Pricing Mechanism.”
The daily VWAP for shares of Danaher Common Stock or Envista Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “DHR UN<Equity>AQR” with respect to Danaher Common Stock and “NVST UN<Equity>AQR” with respect to Envista Common Stock (or their equivalent successor pages if such pages are not available). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Danaher will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.
Upper Limit
The number of shares of Envista Common Stock that you can receive is subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. If the upper limit is in effect as of the originally contemplated expiration of the offer, you will receive less than $[●] of Envista Common Stock for each $100 of Danaher Common Stock that you tender based on the Average Danaher Price and Average Envista Price, and you could receive much less. This upper limit represents a [●]% discount for shares of Envista Common Stock based on the closing prices of shares of Danaher Common Stock and Envista Common Stock on [●] (the last trading day immediately preceding the filing date of the registration statement of which this prospectus forms a part). Danaher set this

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

upper limit to ensure that there would not be an unduly high number of shares of Envista Common Stock being exchanged for each share of Danaher Common Stock accepted in the Exchange Offer.
Pricing Mechanism
The terms of the Exchange Offer are designed to result in you receiving approximately $[●] of Envista Common Stock for each $100 of Danaher Common Stock validly tendered and accepted in the Exchange Offer based on the Average Danaher Price and the Average Envista Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the Exchange Offer would always result in you receiving approximately $[●] of Envista Common Stock for each $100 of Danaher Common Stock, based on the Average Danaher Price and the Average Envista Price, so long as the upper limit described above is not in effect.
To illustrate, the number of shares of Envista Common Stock you will receive for shares of Danaher Common Stock validly tendered and accepted in the Exchange Offer, and assuming no proration occurs, will be calculated as:

Number of shares of Envista Common Stock	=	(a) number of shares of Danaher Common Stock validly tendered by you and accepted by Danaher	multiplied by	(b) the final exchange ratio
The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	= the lesser of:	(a) the Average Danaher Price divided by [●]% of the Average Envista Price	and	(b) [●] (the upper limit)
The Average Danaher Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Danaher Common Stock on the NYSE during the Averaging Period of three consecutive trading days (which, if the Exchange Offer is not extended or terminated, would be [●], [●] and [●]) ending on and including the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). The Average Envista Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Envista Common Stock on the NYSE during the Averaging Period.
The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average Danaher Price and the Average Envista Price will each be rounded to four decimals.
To help illustrate the way these calculations work, below are two examples:

•
Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $[●] per share of Danaher Common Stock and $[●] per share of Envista Common Stock, the upper limit of [●] would not apply, and you would receive [●] shares ($[●] divided by [●]% of $[●]) of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer. In this example, the upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock would not apply.

•
Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $[●] per share of Danaher Common Stock and $[●] per share of Envista Common Stock, the upper limit of [●] would be in effect and you would only receive [●] shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer because the upper limit is less than [●] shares ($[●] divided by [●]% of $[●]) of Envista Common Stock for each share of Danaher Common Stock.

A website will be maintained at www. [●].com that will provide the daily VWAPs of both Danaher Common Stock and Envista Common Stock during the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Danaher Common Stock and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
On each of the Averaging Dates, the website will provide indicative exchange ratios that will be calculated based on the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock, which will be provided as set forth below. The indicative calculated per-share values of Danaher Common Stock and Envista Common Stock, as calculated by Danaher, will each equal (i) on the first Averaging Date, the intra-day VWAP during the elapsed portion of that day, (ii) on the second Averaging Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Averaging Date and (iii) on the third Averaging Date, the intra-day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Averaging Date and with the actual daily VWAP on the second Averaging Date. “Intra-day VWAP” means VWAP for the period beginning at the official open of trading on the NYSE and ending as of the specific time on such day. On each of the Averaging Dates, the indicative calculated per-share values of Danaher Common Stock and Envista Common Stock and indicative exchange ratio calculated using such values will be updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, will be announced by press release and be available on the website by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]).
Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs, as reported by Bloomberg L.P., may be different from other sources or investors’ or other security holders’ own calculations. Danaher will determine the simple arithmetic average of the VWAPs of each, and such determination will be final.
Final Exchange Ratio
The final exchange ratio that shows the number of shares of Envista Common Stock that you will receive for each share of Danaher Common Stock that you validly tendered and which is accepted in the Exchange Offer, including whether the upper limit on the number of shares of Envista Common Stock that can be received for each share of Danaher Common Stock validly tendered is in effect, will be announced by press release and available at www.[●].com no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus. If the upper limit is in effect, then the final exchange ratio will be fixed at the upper limit, and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.
If a market disruption event occurs with respect to shares of Danaher Common Stock or Envista Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Danaher Common Stock and Envista Common Stock will be determined using the daily VWAPs of shares of Danaher Common Stock and Envista Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Danaher decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, Danaher may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “—Conditions to Completion of the Exchange Offer.”
A “market disruption event” with respect to either Danaher Common Stock or Envista Common Stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Danaher Common Stock or Envista Common Stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Danaher in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (ii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by Danaher or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Since the Exchange Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]) and the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, will be announced by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer, you will be able to tender or withdraw your shares of Danaher Common Stock after the final exchange ratio is determined until the Exchange Offer has expired. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”
For the purposes of illustration, the table below indicates the number of shares of Envista Common Stock that you would receive per one share of Danaher Common Stock accepted in the Exchange Offer, calculated on the basis described under “— Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of Danaher Common Stock and Envista Common Stock during the assumed Averaging Period. The first line of the table below shows the indicative Average Danaher Price and the indicative Average Envista Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●], based on the daily VWAPs of shares of Danaher Common Stock and Envista Common Stock on [●], [●] and [●]. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average Danaher Price and indicative Average Envista Price based on changes relative to the values as of [●].

Danaher common stock	Envista common stock	Average Danaher Price	Average Envista Price	Shares of Envista common stock per share of Danaher common stock validly tendered	$ Amount of Envista common stock per $100 of Danaher common stock
As of [●]	As of [●]	$[●]	$[●]	[●]	[●]
Down 10%	Up 10%	$[●]	$[●]	[●]	[●]
Down 10%	Unchanged	$[●]	$[●]	[●]	[●]
Down 10%	Down 10%	$[●]	$[●]	[●]	[●]
Unchanged	Up 10%	$[●]	$[●]	[●]	[●]
Unchanged	Down 10%	$[●]	$[●]	[●]	[●]
Up 10%	Up 10%	$[●]	$[●]	[●]	[●]
Up 10%	Unchanged	$[●]	$[●]	[●]	[●]
Up 10%	Down 10%	$[●]	$[●]	[●]	[●]
__________________

(1)
[In this scenario, the upper limit of $[●] is in effect. Absent the upper limit, the exchange ratio would have been [●] shares of Envista Common Stock per share of Danaher Common Stock validly tendered. In this scenario, Danaher would announce that the upper limit on the number of shares of Envista Common Stock that can be received for each share of Danaher Common Stock validly tendered is in effect no later than 4:30 p.m., New York City time, on the originally contemplated expiration date of the Exchange Offer (which would be [●]), and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date (which, if the Exchange Offer is not further extended or terminated, would be [●]) to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.]

(2)
[In this scenario, the upper limit of $[●] is in effect. Absent the upper limit, the exchange ratio would have been [●] shares of Envista Common Stock per share of Danaher Common Stock validly tendered. In this scenario, Danaher would announce that the upper limit on the number of shares of Envista Common Stock that can be received for each share of Danaher Common Stock validly tendered is in effect no later than 4:30 p.m., New York City time, on the originally contemplated expiration date of the Exchange Offer (which would be [●]), and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date (which, if the Exchange Offer is not further extended or terminated, would be [●]) to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.]

(3)
[In this scenario, the upper limit of $[●] is in effect. Absent the upper limit, the exchange ratio would have been [●] shares of Envista Common Stock per share of Danaher Common Stock validly tendered. In this scenario, Danaher would announce that the upper limit on the number of shares of Envista Common Stock that can be received for each share of Danaher Common Stock validly tendered is in effect no later than 4:30 p.m., New York City time, on the originally contemplated expiration date of the Exchange Offer (which would be [●]), and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date (which, if the Exchange Offer is not further extended or terminated, would be [●]) to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.]

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

If the trading price of Danaher Common Stock were to increase on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Danaher Price would likely be lower than the closing price of Danaher Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer shares of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Danaher Common Stock on the expiration date of the Exchange Offer were used to determine the exchange ratio. Similarly, if the trading price of Envista Common Stock were to decrease on the expiration date or, if there is a Mandatory Extension, after the date the final exchange ratio is set, the Average Envista Price would likely be higher than the closing price of Envista Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Envista Common Stock for each $100 of Danaher Common Stock than you would otherwise receive if the closing price of Envista Common Stock on the expiration date of the Exchange Offer were used to determine the exchange ratio.
The number of shares of Danaher Common Stock accepted by Danaher in the Exchange Offer may be subject to proration. Depending on the number of shares of Danaher Common Stock validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, Danaher may have to limit the number of shares of Danaher Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Odd-Lots.”
This prospectus and related documents are being sent to:

•	persons who directly held shares of Danaher Common Stock on [●];

•	the plan administrator(s) for, and/or the trustee under, the Savings Plans, on behalf of the participants and their beneficiaries; and

•
brokers, banks and similar persons whose names or the names of whose nominees appear on Danaher’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Danaher Common Stock, in each case as of [●].

Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), Danaher stockholders have validly tendered more shares of Danaher Common Stock than Danaher is able to accept for exchange, Danaher will accept for exchange the shares of Danaher Common Stock validly tendered and not validly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Danaher Common Stock to be accepted for exchange bears to the total number of shares of Danaher Common Stock validly tendered and not validly withdrawn (rounded to the nearest whole number of shares of Danaher Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Envista Common Stock owned by Danaher), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of less than 100 shares of Danaher Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Danaher Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares (or units in respect of shares) held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Danaher Common Stock) will be subject to proration.
Danaher will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). Upon determining the number of shares of Danaher Common Stock validly tendered for exchange, Danaher will announce the final results, including the final proration factor, if any.
Any shares of Danaher Common Stock not accepted for exchange in the Exchange Offer as a result of proration will be returned to the tendering stockholder promptly after the final proration factor is determined in book-entry form to a direct registration account in the name of the registered holder maintained by Danaher’s transfer agent.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Fractional Shares
Fractional shares of Envista Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the Danaher stockholders otherwise entitled to receive fractional shares of Envista Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the stockholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each stockholder entitled thereto in accordance with the stockholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Envista Common Stock. As a result, stockholders may not receive fractional share proceeds at the same time they receive shares of Envista Common Stock.
None of Danaher, Envista, the exchange agent or any other person will guarantee any minimum proceeds from the sale of fractional shares of Envista Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a stockholder who receives cash in lieu of a fractional share of Envista Common Stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the Exchange Offer.
Holders who are tendering shares allocated to their accounts under the Danaher Corporation & Subsidiaries Savings Plan or the Danaher Corporation & Subsidiaries Retirement & Savings Plan should note that their accounts do not hold fractional shares, given the unitized nature of the stock funds in such Savings Plans, and such holders should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for more information.
Exchange of Shares of Danaher Common Stock
Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Danaher will accept for exchange, and will exchange, for shares of Envista Common Stock owned by Danaher, the shares of Danaher Common Stock validly tendered, and not validly withdrawn, prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), promptly after the expiration date of the Exchange Offer.
The exchange of shares of Danaher Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of:

(a)
(i) share certificates representing all validly tendered shares of Danaher Common Stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Danaher Common Stock in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering”;

(b)
the letter of transmittal for shares of Danaher Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and

(c)	any other required documents.
For purposes of the Exchange Offer, Danaher will be deemed to have accepted for exchange, and thereby exchanged, shares of Danaher Common Stock validly tendered and not validly withdrawn if and when Danaher notifies the exchange agent of its acceptance of the tenders of those shares of Danaher Common Stock pursuant to the Exchange Offer.
On or prior to the time of consummation of the Exchange Offer, Danaher will irrevocably deliver to the exchange agent Direct Registration Shares representing all of the shares of Envista Common Stock outstanding owned by it, with irrevocable instructions to hold the shares of Envista Common Stock in trust for Danaher stockholders whose shares of Danaher Common Stock are being accepted for exchange in the Exchange Offer. Envista Common Stock and/or cash in lieu of fractional shares will be transferred to Danaher stockholders whose shares of Danaher Common Stock are accepted in the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Exchange Offer promptly after the expiration of the Exchange Offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.
Return of Shares of Danaher Common Stock
If shares of Danaher Common Stock are delivered and not accepted due to proration or a partial tender, (i) certificated shares of Danaher Common Stock that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Danaher’s transfer agent, (ii) Direct Registration Shares of Danaher Common Stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Danaher Common Stock held through DTC will be credited back through DTC in book-entry form.
If you validly withdraw your shares of Danaher Common Stock or the Exchange Offer is not completed, (i) certificated shares of Danaher Common Stock that were delivered will be returned, (ii) Direct Registration Shares of Danaher Common Stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Danaher Common Stock held through DTC will be credited back through DTC in book-entry form.
Procedures for Tendering
Shares Held in Certificated Form. If you hold certificates representing shares of Danaher Common Stock, you must deliver to the exchange agent at one of its addresses listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and the certificates representing the shares of Danaher Common Stock validly tendered.
Shares Held in Book-Entry Direct Registration System. If you hold Direct Registration Shares of Danaher Common Stock, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.
Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution. If you hold shares of Danaher Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of Danaher Common Stock. If that institution holds shares of Danaher Common Stock through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent’s account in accordance with DTC’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your shares of Danaher Common Stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other required documents.
The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Danaher Common Stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Danaher may enforce that agreement against the participant.
The exchange agent will establish an account at DTC with respect to the shares of Danaher Common Stock for purposes of the Exchange Offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of Danaher Common Stock by causing DTC to transfer such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.
Shares Held in the Savings Plans. Participants in the Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Danaher Common Stock held in these plans, but should instead use the Exchange Offer election form provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Danaher Common Stock (or units in respect of shares of Danaher Common

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Stock) allocated to their Savings Plan accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the applicable plan administrator.
General Instructions. Do not send letters of transmittal and certificates representing shares of Danaher Common Stock to Danaher, Envista or the information agent. Letters of transmittal for shares of Danaher Common Stock and certificates representing shares of Danaher Common Stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Danaher.
Whether you tender certificated shares of Danaher Common Stock by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and, if applicable, any certificates representing your shares of Danaher Common Stock pursuant to the method or methods set forth in the letter of transmittal prior to the expiration of the Exchange Offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry transfer of shares of Danaher Common Stock through DTC, the exchange agent must receive the agent’s message and confirmation of a book-entry transfer into the exchange agent’s account at DTC prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]).
Letters of transmittal for shares of Danaher Common Stock and certificates representing shares of Danaher Common Stock must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of Danaher Common Stock.
Signature Guarantees. Signatures on all letters of transmittal for shares of Danaher Common Stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of Danaher Common Stock are validly tendered either (1) by a registered stockholder (which term, for purposes of this document, will include any participant in DTC whose name appears on a security position listing as the owner of shares of Danaher Common Stock) who has not completed the “Special Transfer Instructions” enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.
If the certificates representing shares of Danaher Common Stock or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement or any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.
Guaranteed Delivery Procedures. If you wish to tender shares of Danaher Common Stock pursuant to the Exchange Offer but (1) your certificates are not immediately available, (2) the procedure for book-entry transfer cannot be completed on a timely basis or (3) time will not permit all required documents to reach the exchange agent on or before the expiration date of the Exchange Offer, you may still tender your shares of Danaher Common Stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•
on or before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Danaher, in the manner provided below; and

•
by no later than 5:00 p.m., New York City time, on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1)(A) share certificates representing all validly tendered shares of Danaher Common Stock (other than Direct Registration Shares), in proper form for transfer or (B) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Danaher Common Stock in the exchange agent’s account at DTC, (2) a letter of transmittal for shares of Danaher Common Stock, properly completed and duly executed (including any signature guarantees that may be

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message and (3) any other required documents.
Registered stockholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of Danaher Common Stock) may transmit the notice of guaranteed delivery by email transmission or mail it to the exchange agent. If you hold shares of Danaher Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, such institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.
Effect of Tenders. A tender of shares of Danaher Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to Danaher that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Danaher Common Stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, Danaher will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (4) your participation in the Exchange Offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the Exchange Offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons: you acknowledge that Danaher has advised you that it has not taken any action under the laws of any country outside the United States to qualify or otherwise facilitate a public offer to exchange Danaher Common Stock or Envista Common Stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Danaher Common Stock or Envista Common Stock in your home country; that, if you are located outside the United States, your ability to tender Danaher Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the Exchange Offer without the need for Danaher or Envista to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; that your participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Danaher or Envista to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that Danaher will rely on your representations concerning the legality of your participation in the Exchange Offer in determining to accept any shares that you are tendering for exchange.
It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Danaher Common Stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Danaher Common Stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Danaher Common Stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.
The exchange of shares of Danaher Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of (a)(i) share certificates representing all validly tendered shares of Danaher Common Stock (other than Direct Registration Shares), in proper form for transfer or (ii) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Danaher Common Stock in the exchange agent’s account at DTC; (b) a letter of transmittal for shares of Danaher Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (c) any other required documents.
Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint Danaher’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Danaher Common Stock validly tendered and accepted for exchange by Danaher and with respect to any and all other shares of Danaher Common Stock and other securities issued or issuable in respect of the shares of Danaher Common Stock on or after the expiration of the Exchange Offer. That appointment is effective when and only to the extent that Danaher deposits the shares of Envista Common Stock for the shares of Danaher Common Stock that you have validly tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the validly tendered shares of Danaher Common Stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Danaher’s designees will, with respect to the shares of Danaher Common Stock

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Danaher reserves the right to require that, in order for shares of Danaher Common Stock to be deemed validly tendered, immediately upon Danaher’s acceptance for exchange of those shares of Danaher Common Stock, Danaher must be able to exercise full voting rights with respect to such shares.
Determination of Validity. Danaher will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Danaher Common Stock, in Danaher’s sole discretion, provided that Danaher may delegate such power in whole or in part to the exchange agent. Danaher reserves the absolute right to reject any and all tenders of shares of Danaher Common Stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Danaher also reserves the absolute right to waive any of the conditions of the Exchange Offer (other than the conditions relating to the absence of an injunction), or any defect or irregularity in the tender of any shares of Danaher Common Stock. No tender of Danaher Common Stock is valid until all defects and irregularities in tenders of Danaher Common Stock have been cured or waived. None of Danaher, Envista, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any Danaher Common Stock or will incur any liability for failure to give any such notification. Danaher’s interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.
Binding Agreement. The tender of shares of Danaher Common Stock pursuant to any of the procedures described above, together with Danaher’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Danaher and you upon the terms of and subject to the conditions to the Exchange Offer.
The method of delivery of share certificates of shares of Danaher Common Stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.
Partial Tenders
If you tender fewer than all the shares of Danaher Common Stock evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled “Partial Tender” and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), the exchange agent will credit the remainder of the shares of Danaher Common Stock that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Danaher’s transfer agent, unless otherwise provided in “Special Transfer Instructions” or “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all Danaher Common Stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.
Treatment of Shares of Danaher Common Stock Held Under a Savings Plan
Shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) held for the account of participants in the Savings Plans are eligible for participation in the Exchange Offer. A Savings Plan participant may direct that all, some or none of the shares of Danaher Common Stock (or units in respect of shares of Danaher Common Stock) allocated to his or her Savings Plans account be exchanged, subject to the Savings Plan’s rules for participating in the Exchange Offer.
A Savings Plan’s rules may be different than those described in this prospectus. Holders who are tendering shares (or units in respect of shares) allocated to their Savings Plan accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for information that is specific to the Savings Plans. Savings Plan participants should consult the special instructions together with this prospectus in deciding whether or not to participate in the Exchange Offer with respect to their Savings Plan shares.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Lost or Destroyed Certificates
If your certificate(s) representing shares of Danaher Common Stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to follow the procedures for replacement set forth under the section entitled “Lost or Destroyed Certificate(s)” included in the letter of transmittal and the instructions related thereto. You may be required to pay a fee and to post a surety bond for your lost shares of Danaher Common Stock. Upon receipt of the completed applicable letter of transmittal with the required information and, if required, the surety bond payment and the service fee, your shares of Danaher Common Stock will be included in the Exchange Offer, subject to acceptance by Danaher.
Withdrawal Rights
Shares of Danaher Common Stock validly tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]) and, unless Danaher has previously accepted them pursuant to the Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. Once Danaher accepts shares of Danaher Common Stock pursuant to the Exchange Offer, your tender is irrevocable.
For a withdrawal of shares of Danaher Common Stock to be effective, the exchange agent must receive from you a written notice of withdrawal or email transmission of notice of withdrawal, in the form of the notice of withdrawal provided by Danaher, at one of its addresses or the email address, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Danaher Common Stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.
If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Danaher Common Stock must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.
If shares of Danaher Common Stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
Danaher will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Danaher may delegate such power in whole or in part to the exchange agent. None of Danaher, Envista, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determination may be challenged in a court of competent jurisdiction.
Any shares of Danaher Common Stock validly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer.
However, you may re-tender withdrawn shares of Danaher Common Stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the Exchange Offer (or pursuant to the instructions sent to you separately).
If you hold shares of Danaher Common Stock through the Savings Plans (or units in respect of shares of Danaher Common Stock), you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares and you must deliver any required information in a timely manner in order for the tabulator for the Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

provided to you (or, if the Exchange Offer is extended, any new plan participant withdrawal deadline established by the applicable plan administrator).
Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined
Subject to any extension of the Exchange Offer period, the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock validly tendered is in effect, will be available by 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). If the upper limit is in effect, then the final exchange ratio will be fixed at the upper limit, and the Exchange Offer will be automatically extended until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during that period.
If you are a registered stockholder of Danaher Common Stock (which will include persons holding certificated shares or Direct Registration Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]), in the form of the notice of withdrawal provided by Danaher. Medallion guarantees will not be required for such withdrawal notices. If you hold Danaher Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares, the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.
Delivery of Envista Common Stock; Book-Entry Accounts
Physical certificates representing shares of Envista Common Stock will not be issued pursuant to the Exchange Offer. Rather than issuing physical certificates for such shares to tendering stockholders, the exchange agent will cause shares of Envista Common Stock to be credited in book-entry form to direct registered accounts maintained by Envista’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Envista’s transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.
If shares of Envista Common Stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of Danaher Common Stock not tendered or not accepted for exchange in the Exchange Offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in “Special Transfer Instructions” and “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part will need to be completed. Danaher has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if Danaher does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the Exchange Offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Danaher’s transfer agent.
With respect to any shares tendered through DTC, a stockholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC’s applicable procedures. If

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

no such instructions are given, all such shares of Danaher Common Stock not accepted will be returned by crediting the same account at DTC as the account from which such shares of Danaher Common Stock were delivered.
Extension; Amendment
Extension or Amendment by Danaher
Danaher expressly reserves the right, in its sole discretion, for any reason, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of Danaher Common Stock validly tendered and not validly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in the next section entitled “- Conditions to Completion of the Exchange Offer” are not satisfied or, where legally permitted, waived prior to the expiration of the Exchange Offer.
Danaher expressly reserves the right, in its sole discretion, to amend the terms of the Exchange Offer in any respect prior to the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be [●]).
If Danaher materially changes the terms of or information concerning the Exchange Offer, it will extend the Exchange Offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.
As required by applicable law, the Exchange Offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:

•	Danaher changes the method for calculating the number of shares of Envista Common Stock offered in exchange for each share of Danaher Common Stock; and

•	the Exchange Offer is scheduled to expire within ten business days of announcing any such change.
If Danaher extends the Exchange Offer, is delayed in accepting for exchange any shares of Danaher Common Stock or is unable to accept for exchange any shares of Danaher Common Stock under the Exchange Offer for any reason, then, without affecting Danaher’s rights under the Exchange Offer, the exchange agent may retain on Danaher’s behalf all shares of Danaher Common Stock tendered. These shares of Danaher Common Stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”
Danaher’s reservation of the right to delay acceptance of any shares of Danaher Common Stock is subject to applicable law, which requires that Danaher pay the consideration offered or return the shares of Danaher Common Stock deposited promptly after the termination or withdrawal of the Exchange Offer.
Danaher will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the Exchange Offer.
Mandatory Extension
Danaher will announce whether the upper limit on the number of shares that can be received for each share of Danaher Common Stock tendered is in effect at the last trading day prior to the expiration of the Exchange Offer period, at www.[●].com and by press release, no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit and a Mandatory Extension will be made until 12:00 midnight, New York City time, at the end of the day on the second trading day following the originally contemplated expiration date to permit stockholders to tender or withdraw their shares of Danaher Common Stock during those days.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Method of Public Announcement
Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Danaher may choose to make any public announcement, Danaher assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to PR Newswire.
Conditions to Completion of the Exchange Offer
[Danaher will not be required to complete the Exchange Offer and may terminate the Exchange Offer unless at least [●] shares of Envista Common Stock would be distributed in exchange for outstanding shares of Danaher Common Stock that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer. This number of shares of Envista Common Stock represented [●]% of the outstanding shares of Envista Common Stock held by Danaher as of [●].]In addition, Danaher will not be required to accept shares for exchange and may terminate the Exchange Offer if:

•
any condition or event occurs, or Danaher reasonably expects any condition or event to occur that Danaher reasonably believes would, or would be likely to, cause the Exchange Offer to be taxable to Danaher or its stockholders under U.S. federal income tax laws;

•
the opinion of counsel to the effect that, for U.S. federal income tax purposes, the Exchange Offer, together with the Separation and other certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, is not received or is withdrawn or otherwise ceases to be effective;

•
Danaher notifies Envista that Danaher has received a written proposal for an unsolicited alternative transaction involving Envista, directly or indirectly, that Danaher’s board of directors reasonably determines, in its good faith judgment, to be in the best interests of its stockholders; or

•	any of the following events occurs, or Danaher reasonably expects any of the following events to occur:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•
a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;

•	if any of the situations described in the immediately preceding three bullet points exists as of the date of the commencement of the Exchange Offer, the situation deteriorates materially;

•
an extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after [●];

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Envista;

•	a material adverse change in the business, prospects, condition (financial or other), results of operations or stock price of Danaher;

•
any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Exchange Offer;

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Danaher and Envista and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to Danaher or Envista;

•
any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

•
a market disruption event occurs with respect to Danaher Common Stock or Envista Common Stock and such market disruption event has, in Danaher’s reasonable judgment, impaired the benefits of the Exchange Offer.

If any of the above events occurs and exists at the scheduled expiration date, Danaher may:

•	terminate the Exchange Offer and promptly return all tendered shares of Danaher Common Stock to tendering stockholders;

•	extend the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights” above, retain all tendered shares of Danaher Common Stock until the extended Exchange Offer expires;

•	amend the terms of the Exchange Offer; and/or

•
waive the unsatisfied condition (except the conditions relating to the absence of an injunction) and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

These conditions are for the sole benefit of Danaher. Except as described in the immediately preceding bullet point, Danaher may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Danaher’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Danaher at any time. However, all conditions to completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Danaher before the expiration of the Exchange Offer. Any determination by Danaher concerning the conditions described above may be challenged in a court of competent jurisdiction.
If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Danaher will not accept any shares of Danaher Common Stock tendered and will not exchange shares of Envista Common Stock for any shares of Danaher Common Stock.
Fees and Expenses
Danaher has retained Okapi Partners LLC to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with the Exchange Offer.
The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Danaher may deliver this prospectus to stockholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Danaher Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Danaher Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

general public. Danaher has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of stockholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Danaher Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Danaher or Envista to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering stockholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. stockholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Danaher or Envista to take any action to facilitate a public offering in that country or otherwise. Danaher will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Danaher Common Stock or Envista Common Stock that may apply in their home countries. Danaher and Envista cannot provide any assurance about whether such limitations exist.
Distribution of Remaining Shares of Envista Common Stock After Exchange Offer
All shares of Envista Common Stock owned by Danaher that are not exchanged in the Exchange Offer will be distributed on a pro rata basis to holders of Danaher Common Stock as of the record date. The record date for the spin-off will be the same date as the settlement date of the Exchange Offer. As a result, any remaining shares of Envista Common Stock owned by Danaher that are not exchanged in the Exchange Offer will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of the Exchange Offer. Any Danaher stockholder who validly tenders (and does not properly withdraw) shares of Danaher Common Stock for shares of Envista Common Stock in the Exchange Offer will waive their rights with respect to such shares of Danaher Common Stock to receive, and forfeit any rights to, shares of Envista Common Stock distributed on a pro rata basis to Danaher stockholders in the event the Exchange Offer is not fully subscribed.
If the Exchange Offer is terminated by Danaher without the exchange of shares, Danaher intends to distribute all shares of Envista Common Stock owned by Danaher on a pro rata basis to holders of Danaher Common Stock, with a record date to be announced by Danaher.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DANAHER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
Pursuant to the Exchange Offer, Danaher is offering to exchange up to an aggregate of 127,868,000 shares of Envista Common Stock for outstanding shares of Danaher Common Stock that are validly tendered and not validly withdrawn. For each $100 of Danaher Common Stock accepted in the Exchange Offer, stockholders will receive approximately $[●] of Envista Common Stock, subject to an upper limit of [●] shares of Envista Common Stock per share of Danaher Common Stock accepted in the Exchange Offer. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. Danaher’s historical consolidated financial statements include Envista’s historical results as part of continuing operations. Upon completion of the Exchange Offer, Envista’s historical results will be shown in Danaher’s financial statements as discontinued operations, and, in subsequent periods, Danaher’s financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista.
The following unaudited pro forma consolidated condensed balance sheet of Danaher as of September 27, 2019 is presented as if the Exchange Offer, as described in the notes to these unaudited pro forma consolidated condensed financial statements, had occurred at September 27, 2019, Danaher’s latest balance sheet date, assuming the Exchange Offer is completed and fully subscribed. The unaudited pro forma consolidated condensed statements of earnings for the nine-month period ended September 27, 2019 and the year ended December 31, 2018 are presented as if such events had occurred on January 1, 2018, the first day of fiscal 2018. The pro forma adjustments give effect to the following Transactions, as described in the notes to the unaudited pro forma consolidated condensed financial statements:

•	the Separation;

•	the IPO and the use of the proceeds therefrom;

•	the Debt Transaction and the use of the proceeds therefrom; and

•	the Exchange Offer (assuming the Exchange Offer is completed and fully subscribed).
The unaudited pro forma consolidated condensed financial statements are based on the historical financial statements of Danaher and Envista for each period presented and, in the opinion of Danaher management, all adjustments and disclosures necessary for a fair presentation of the pro forma data have been made. The unaudited pro forma consolidated condensed statement of earnings for the year ended December 31, 2018 was derived from Danaher’s historical audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus. The unaudited pro forma consolidated condensed statement of earnings for the nine-month period ended September 27, 2019 and the unaudited pro forma consolidated condensed balance sheet as of September 27, 2019 were derived from Danaher’s unaudited consolidated condensed financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2019, which is incorporated by reference into this prospectus.
The unaudited pro forma consolidated condensed financial statements include certain adjustments that are necessary to present fairly Danaher’s unaudited pro forma consolidated condensed statement of earnings and unaudited pro forma consolidated condensed balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the Transactions described above, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated condensed statements of earnings, expected to have a continuing impact on Danaher. The pro forma adjustments are based on assumptions that Danaher’s management believes are reasonable given the information currently available.
The unaudited pro forma consolidated condensed financial statements are subject to the assumptions and adjustments described in the accompanying notes.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

These unaudited pro forma consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial condition that would have been achieved had the Exchange Offer been completed as of the date indicated or of the results that may be obtained in the future. These unaudited pro forma consolidated condensed financial statements and the notes thereto should be read together with the following:

•
Danaher’s unaudited consolidated condensed financial statements and the notes thereto as of and for the nine-month period ended September 27, 2019, and Management’s Discussion and Analysis included in Danaher’s Quarterly Report on Form 10-Q for the nine-month period ended September 27, 2019.

•
Danaher’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2018, and Management’s Discussion and Analysis included in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2018.

•	Envista’s unaudited consolidated and combined condensed financial statements and the notes thereto as of and for the nine-month period ended September 27, 2019, which are included in this prospectus.

•	Envista’s annual audited combined financial statements and the notes thereto as of and for the year ended December 31, 2018, which are included in this prospectus.

•	The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista” included in this prospectus.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DANAHER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
($ and shares in millions, except per share amount)
(unaudited)

	As of September 27, 2019
	Danaher	Deconsolidation			Effects of the	Danaher
	Historical	Envista (a)	Adjustments		Exchange (b)	Pro Forma
ASSETS
Current assets:
Cash and equivalents	$14,252.1	$(193.2)	[●]		[●]	[●]
Trade accounts receivable, net	3,467.1	(456.4)	[●]		[●]	[●]
Inventories:			[●]		[●]	[●]
Finished goods	1,085.2	(176.5)	[●]		[●]	[●]
Work in process	335.0	(31.7)	[●]		[●]	[●]
Raw materials	603.5	(70.2)	[●]		[●]	[●]
Total inventories	2,023.7	(278.4)	[●]		[●]	[●]
Prepaid expenses and other current assets	610.8	(50.5)	[●]	(c)	[●]	[●]
Investment in Envista	—	—	[●]		[●]	[●]
Total current assets	20,353.7	(978.5)	[●]		[●]	[●]
Property, plant and equipment, net of accumulated depreciation of $3,023.3	2,519.6	(283.1)	[●]		[●]	[●]
Other long-term assets	1,787.1	(282.5)	[●]	(c)	[●]	[●]
Goodwill	25,724.8	(3,283.2)	[●]		[●]	[●]
Other intangible assets, net	11,145.9	(1,291.1)	[●]		[●]	[●]
Total assets	$61,531.1	$(6,118.4)	[●]		[●]	[●]
LIABILITIES AND STOCKHOLDERS’ EQUITY			[●]		[●]	[●]
Current liabilities:			[●]		[●]	[●]
Notes payable and current portion of long-term debt	$1,068.6	$(7.5)	[●]		[●]	[●]
Trade accounts payable	1,606.8	(181.4)	[●]		[●]	[●]
Accrued expenses and other liabilities	3,258.6	(571.8)	[●]	(c)	[●]	[●]
Total current liabilities	5,934.0	(760.7)	[●]		[●]	[●]
Other long-term liabilities	5,865.3	(539.2)	[●]	(c)	[●]	[●]
Long-term debt	16,536.2	(1,304.5)	[●]		[●]	[●]
Stockholders’ equity:			[●]		[●]	[●]
Preferred stock, without par value, 15.0 million shares authorized; 1.65 million shares of 4.75% Mandatory Convertible Preferred Stock, Series A, issued and outstanding at September 27, 2019	1,599.6	—	[●]		[●]	[●]
Common stock - $0.01 par value, 2.0 billion shares authorized; 835.0 million issued and 718.2 million outstanding at September 27, 2019	8.3	(1.6)	[●]		[●]	[●]
Additional paid-in capital	7,501.5	(3,613.6)	[●]		[●]	[●]
Retained earnings	26,481.2	(37.0)	[●]		[●]	[●]
Accumulated other comprehensive income (loss)	(3,088.3)	140.9	[●]		[●]	[●]
Total Danaher stockholders’ equity	32,502.3	(3,511.3)	[●]		[●]	[●]
Noncontrolling interests	693.3	(2.7)	[●]		[●]	[●]
Total stockholders’ equity	33,195.6	(3,514.0)	[●]		[●]	[●]
Total liabilities and stockholders’ equity	$61,531.1	$(6,118.4)	[●]		[●]	[●]
See accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DANAHER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
($ and shares in millions, except per share amount)
(unaudited)

	Nine-Month Period Ended September 27, 2019
	Danaher	Deconsolidation			Effects of the	Danaher
	Historical	Envista (a)	Adjustments		Exchange (b)	Pro Forma
Sales	$15,073.8	$(2,031.1)	[●]		[●]	[●]
Cost of sales	(6,670.0)	907.4	[●]		[●]	[●]
Gross profit	8,403.8	(1,123.7)	[●]		[●]	[●]
Operating costs:
Selling, general and administrative expenses	(5,009.9)	804.9	[●]	(f)	[●]	[●]
Research and development expenses	(951.5)	119.3	[●]		[●]	[●]
Operating profit	2,442.4	(199.5)
Nonoperating income (expense):
Other income, net	15.9	(1.6)	[●]		[●]	[●]
Interest expense	(70.2)	0.2	[●]	(d)	[●]	[●]
Interest income	72.0	—	[●]	(d)	[●]	[●]
Earnings before income taxes	2,460.1	(200.9)	[●]		[●]	[●]
Income taxes	(721.1)	39.4	[●]	(e)	[●]	[●]
Net earnings	1,739.0	(161.5)	[●]		[●]	[●]
Less: net earnings attributable to noncontrolling interests	(5.9)	—	[●]		[●]	[●]
Net earnings attributable to Danaher stockholders	1,733.1	(161.5)	[●]		[●]	[●]
Mandatory convertible preferred stock dividends	(48.8)	—	[●]		[●]	[●]
Net earnings attributable to common stockholders	$1,684.3	$(161.5)	[●]		[●]	[●]
Net earnings per common share:
Basic	$2.36		[●]		[●]	[●]
Diluted	$2.32		[●]		[●]	[●]
Average common stock and common equivalent shares outstanding:
Basic	714.7		[●]		[●]	[●]
Diluted	725.2		[●]		[●]	[●]
See accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DANAHER CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
($ and shares in millions, except per share amount)
(unaudited)

	Year Ended December 31, 2018
	Danaher	Deconsolidation			Effects of the	Danaher
	Historical	Envista (a)	Adjustments		Exchange (b)	Pro Forma
Sales	$19,893.0	$(2,844.5)	[●]		[●]	[●]
Cost of sales	(8,785.9)	1,242.7	[●]		[●]	[●]
Gross profit	11,107.1	(1,601.8)	[●]		[●]	[●]
Operating costs:
Selling, general and administrative expenses	(6,472.1)	1,131.4	[●]	(f)(g)	[●]	[●]
Research and development expenses	(1,231.2)	172.0	[●]		[●]	[●]
Operating profit	3,403.8	(298.4)	[●]		[●]	[●]
Nonoperating income (expense):
Other income, net	37.2	(2.7)	[●]		[●]	[●]
Interest expense	(157.4)	—	[●]	(d)	[●]	[●]
Interest income	9.2	—	[●]	(d)	[●]	[●]
Earnings before income taxes	3,292.8	(301.1)	[●]		[●]	[●]
Income taxes	(641.9)	70.4	[●]	(e)	[●]	[●]
Net earnings	$2,650.9	$(230.7)	[●]		[●]	[●]
Net earnings per share:
Basic	$3.78		[●]		[●]	[●]
Diluted	$3.74		[●]		[●]	[●]
Average common stock and common equivalent shares outstanding:
Basic	700.6		[●]		[●]	[●]
Diluted	710.2		[●]		[●]	[●]
See accompanying Notes to the Unaudited Pro Forma Consolidated Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DANAHER CORPORATION
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
The unaudited pro forma consolidated condensed balance sheet as of September 27, 2019 and the consolidated condensed statements of earnings for the nine-month period ended September 27, 2019 and for the year ended December 31, 2018 include the following pro forma adjustments:
Deconsolidation of Envista.

(a)
Represents the operations, assets, liabilities and equity of Envista derived from the historical consolidated and combined financial statements of Envista prepared on a “carve-out” basis of accounting for the period prior to the Separation. Refer to Envista’s consolidated and combined condensed financial statements, included elsewhere in this prospectus.

Prior to the completion of its IPO on September 20, 2019, Envista was a wholly owned subsidiary of Danaher. Following the IPO, Danaher beneficially owns 127,868,000 shares of Envista Common Stock in the aggregate, representing approximately 80.6% of the outstanding shares of Envista Common Stock. In connection with the Exchange Offer, Danaher intends to divest its remaining interest in Envista in a tax-efficient manner.
Following the completion of the Exchange Offer, Envista’s historical results will be shown, in Danaher’s consolidated financial statements, as discontinued operations and, in subsequent periods, Danaher’s consolidated financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Envista. The deconsolidation adjustments reflect the reversal of the historical assets and liabilities and results of operations of Envista that will no longer be reflected in Danaher’s continuing operations financial statements and the reversal of consolidation entries and intercompany eliminations between Envista and Danaher to present Envista as an unconsolidated subsidiary. The pro forma income tax is calculated using the Danaher historical effective rate and may differ in Danaher’s presentation of the continuing operations results post exchange.
Exchange Offer of Envista Common Stock.

(b)
These unaudited pro forma consolidated condensed financial statements assume an exchange ratio of [●] shares of Envista Common Stock for each share of Danaher Common Stock tendered, which represents the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [●], based on the VWAPs of Danaher Common Stock and Envista Common Stock on [●], [●] and [●]. Such indicative exchange ratio is calculated as the Average Danaher Price of [●] per share, divided by [●]% of the Average Envista Price of [●] per share, reflecting a discount of [●]%. The Average Danaher Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Danaher Common Stock on the NYSE during the Averaging Period, as determined by Danaher, and the Average Envista Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Envista Common Stock on the NYSE during the Averaging Period, as determined by Danaher.

These unaudited pro forma consolidated condensed financial statements assume the Exchange Offer is fully subscribed, with [●] shares of Danaher Common Stock being exchanged for the 127,868,000 shares of Envista Common Stock that are owned by Danaher in the aggregate.

Shares of Envista Common Stock owned by Danaher (pro forma prior to the completion of the Exchange Offer)	127,868,000
Pro forma exchange ratio	[●]
Pro forma total shares of Danaher Common Stock accepted	[●]
The final exchange ratio will be determined based on the Average Danaher Price and the Average Envista Price on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be [●]), subject to an upper limit of [●] shares of Envista Common Stock for each share of Danaher Common Stock tendered. The actual number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Danaher Common Stock validly

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

tendered and not validly withdrawn and the actual amount may differ materially from the pro forma total shares of Danaher Common Stock accepted set forth above. For example, assuming the upper limit is in effect at the expiration of the Exchange Offer and the Exchange Offer is fully subscribed, Danaher would acquire [●] shares of Danaher Common Stock.
If the Exchange Offer is not fully subscribed, any remaining shares of Envista Common Stock owned by Danaher that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher Common Stock remain outstanding following the consummation of this Exchange Offer. If the Exchange Offer is terminated by Danaher without the exchange of shares, Danaher intends to distribute all shares of Envista Common Stock owned by Danaher on a pro rata basis to holders of Danaher Common Stock.
The shares of Danaher Common Stock acquired by Danaher in the Exchange Offer will be recorded in equity as an acquisition of treasury stock at a cost equal to the market value of the shares of Danaher Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Envista attributable to Danaher and the market value of the shares of Danaher Common Stock acquired at that date will be recognized by Danaher as a gain on disposal of discontinued operations, net of any direct and incremental expenses of the Exchange Offer on the disposal of its Envista Common Stock.
For the purposes of these pro forma financial statements, the [●] shares of Danaher Common Stock assumed to be acquired in the Exchange Offer have been reflected as treasury stock within equity on the unaudited pro forma consolidated condensed balance sheet. This transaction results in a pro forma one-time gain to Danaher estimated to be approximately $[●] million calculated as follows (in millions):

Estimated fair value of Danaher Common Stock tendered (assuming [●] shares acquired at the Danaher closing price of $[●] per share as of [●])	[●]
Danaher’s carrying value in Envista	[●]
Estimated transaction costs	[●]
Pro forma net gain on Exchange Offer of Envista Common Stock	[●]
The pro forma net gain, which would be reflected in discontinued operations in Danaher’s consolidated statement of earnings, has not been reflected in the unaudited pro forma consolidated condensed statements of earnings. The amount of the actual gain will be determined as of the expiration of the Exchange Offer and may differ materially from the pro forma net gain set forth above based on several factors, including the final exchange ratio, the value of Danaher’s and Envista’s common stock and Danaher’s carrying value of Envista at the time the Exchange Offer is consummated.
For example, assuming the upper limit is in effect at the expiration of the Exchange Offer (each share of Danaher Common Stock will be exchanged for [●] shares of Envista Common Stock), the Exchange Offer is fully subscribed, the market value of Danaher Common Stock is $[●] per share, and there is no change to any other assumptions presented in the gain calculation above, the fair value of Danaher Common Stock tendered would be $[●] million and the pro forma net gain on the Exchange Offer of Envista Common Stock would be approximately $[●] million.
Unaudited Pro Forma Consolidated Condensed Balance Sheet

(c)
Represents the adjustment of certain assets and liabilities as a result of their transfer between Danaher and Envista upon deconsolidation pursuant to the various agreements entered into as part of the Separation.

Unaudited Pro Forma Consolidated Condensed Statement of Earnings

(d)
Reflects the removal of interest income and interest expense which has been allocated to Envista based on the ratio of Envista’s net assets to the sum of Danaher’s consolidated net assets and consolidated debt for each period consistent with accounting standards related to the presentation of discontinued operations.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

(e)
Represents the tax impact of the deconsolidation adjustments as well as the adjustments needed to reflect pro forma Danaher earnings from continuing operations. In determining the tax rate to apply to the deconsolidation adjustments, Danaher used the applicable statutory rate based on the jurisdiction in which the adjustment relates adjusted to reflect income taxes on deconsolidation activity.

(f)
Reflects the removal of approximately $[●] million and $[●] million of nonrecurring transaction costs which were incurred and are included in Danaher’s historical results of operations for the nine-month period ended September 27, 2019 and the year ended December 31, 2018, respectively. These costs were primarily related to investment banker fees, legal fees, accounting fees, third-party consulting and contractor fees and other incremental costs directly related to IPO and Separation-related activities that are not expected to have a continuing impact on Danaher’s results of operations following the completion of the Exchange Offer.

(g)	Represents the elimination of a $[●] million provision for legal matters that Envista recorded in its 2018 results of operations, but was recorded in Danaher’s 2019 results of operations.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS
The following unaudited pro forma consolidated and combined condensed financial statements should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Envista" and Envista's audited combined annual and unaudited consolidated and combined condensed interim financial statements and accompanying notes included elsewhere in this prospectus.
Envista's unaudited pro forma consolidated and combined condensed financial statements consist of unaudited pro forma consolidated condensed statements of earnings for the nine-month period ended September 27, 2019 and the unaudited pro forma combined condensed statement of earnings for the year ended December 31, 2018. The unaudited pro forma consolidated and combined condensed financial statements are based on and have been derived from Envista's historical audited combined and unaudited consolidated condensed financial statements included elsewhere in this prospectus. No pro forma balance sheet as of September 27, 2019 is presented as all of the impacts of the Transactions are reflected in the historical balance sheet of Envista.
In management's opinion, the unaudited pro forma consolidated and combined condensed financial statements reflect certain adjustments that are necessary to present fairly Envista's unaudited pro forma consolidated and combined condensed results of operations for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and (iii) with respect to the statement of earnings, expected to have a continuing impact on Envista. The pro forma adjustments are based on assumptions that Envista's management believes are reasonable given the best information currently available.
The unaudited pro forma consolidated and combined condensed financial statements are subject to the assumptions and adjustments described in the accompanying notes.
The unaudited pro forma consolidated and combined condensed financial statements are for illustrative and informational purposes only and are not intended to represent what Envista's results of operations or financial position would have been had it operated as an independent, publicly traded company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma consolidated and combined condensed financial statements also should not be considered indicative of Envista's future results of operations or financial position as an independent, publicly traded company.
The unaudited pro forma consolidated and combined condensed financial statements give effect to the impact of the Term Loans entered into in connection with the closing of Envista’s IPO as if the Term Loans had been entered into on January 1, 2018.
Envista's consolidated and combined condensed financial statements include expense allocations related to certain Danaher corporate functions prior to the IPO, including, but not limited to, executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. These expenses have been allocated to Envista based on direct usage or benefit where specifically identifiable, or based on allocation methodologies as applicable including Envista’s relative share of revenues, headcount or functional spend as a percentage of the total. Envista's management believes that this expense methodology, and the results thereof, is reasonable for all periods presented. However, the allocations may not be indicative of the actual expense that would have been incurred if Envista would have operated as an independent, publicly traded company for the entirety of the periods presented.
No adjustments have been included in the unaudited pro forma consolidated and combined condensed statements of earnings for additional annual operating costs. Although expenses reported in Envista’s historical consolidated and combined condensed statements of earnings include allocations of certain Danaher costs (including corporate costs, shared services and other selling, general and administrative costs that benefit Envista), as a public company, Envista anticipates incurring additional recurring costs that could be materially different from the allocations of Danaher costs included within the historical consolidated and combined condensed financial statements. These additional recurring costs are primarily for the following:

•
additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Danaher that is not covered by the transition services agreement; and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of Envista’s staffing and infrastructure needs.
Envista expects these additional separate public company costs in excess of the costs that it has historically been allocated to range between approximately $20 million to $30 million per year. Envista has not adjusted the accompanying unaudited pro forma consolidated and combined condensed statements of earnings financial statements for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
($ and shares in millions, except per share amount)
(unaudited)

	Nine-Month Period Ended September 27, 2019
	Historical	Pro Forma		Pro Forma
	Envista	Adjustments	Notes	Envista
Sales	$2,031.1	[●]		[●]
Cost of sales	(907.4)	[●]		[●]
Gross profit	1,123.7	[●]		[●]
Operating costs:
Selling, general and administrative expenses	(804.9)	[●]		[●]
Research and development expenses	(119.3)	[●]		[●]
Operating profit	199.5	[●]		[●]
Nonoperating income (expense):
Other income, net	1.6	[●]		[●]
Interest expense	(0.2)	[●]	(a)	[●]
Earnings before income taxes	200.9	[●]		[●]
Income taxes	(39.4)	[●]	(b)	[●]
Net earnings	$161.5	[●]		[●]
Net earnings per common share:
Basic and diluted	$1.25	[●]	(c)	[●]
Average common stock and common equivalent shares outstanding:
Basic and diluted	128.8	[●]	(c)	[●]
See accompanying Notes to the Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
($ and shares in millions, except per share amount)
(unaudited)

	Year Ended December 31, 2018
	Historical	Pro Forma		Pro Forma
	Envista	Adjustments	Notes	Envista
Sales	$2,844.5	[●]		[●]
Cost of sales	(1,242.7)	[●]		[●]
Gross profit	1,601.8	[●]		[●]
Operating costs:
Selling, general and administrative expenses	(1,131.4)	[●]		[●]
Research and development expenses	(172.0)	[●]		[●]
Operating profit	298.4	[●]		[●]
Nonoperating income (expense):
Other income, net	2.7	[●]		[●]
Interest expense	—	[●]	(a)	[●]
Earnings before income taxes	301.1	[●]		[●]
Income taxes	(70.4)	[●]	(b)	[●]
Net earnings	$230.7	[●]		[●]
Net earnings per common share:
Basic and diluted	$1.80	[●]	(c)	[●]
Average common stock and common equivalent shares outstanding:
Basic and diluted	127.9	[●]	(c)	[●]
See accompanying Notes to the Unaudited Pro Forma Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS

(a)
For the nine-month period ended September 27, 2019, reflects the net effect of the elimination of $0.2 million of interest expense Envista recorded in its consolidated and combined condensed statement of earnings and the addition of $[●] million of estimated net interest expense give effect to the impact of the Term Loans entered into in connection with the closing of Envista’s IPO as if the Term Loans had been entered into on January 1, 2018. For the year ended December 31, 2018, reflects $[●] million of estimated net interest expense. The estimated net interest expense is related to the Term Loans Envista entered into in connection with its IPO reflecting an estimated average borrowing cost of approximately [●]% per annum. In connection with the Term Loans, Envista entered into several cross-currency swap derivative contracts to effectively convert the U.S. dollar-denominated term loan to an obligation denominated in euros. In addition, Envista entered into several interest rate swap derivative contracts to convert the floating interest rate to a fixed interest rate. The estimated average borrowing cost of approximately [●]% per annum reflects the impact of these derivative contracts. An increase of 0.1% in Envista’s estimated average borrowing cost of approximately [●]% per annum would have resulted in an additional pro forma interest expense of approximately $[●] million and $[●] million for the nine-month period ended September 27, 2019 and year ended December 31, 2018, respectively.

(b)
Reflects the tax effect of pro forma adjustments using Envista’s respective statutory tax rate for the nine-month period ended September 27, 2019 and the year ended December 31, 2018. This represents Envista’s U.S. statutory combined federal and state tax rate during these periods, which differs from its effective tax rate as the adjustments to pro forma earnings before tax will be taxable in the U.S. The pro forma taxes have not been adjusted to reflect any change in Envista’s effective tax rate subsequent to the Separation.

(c)
Envista has calculated pro forma earnings per share assuming 158,651,200 shares were outstanding for the full period. This represents an aggregate of 127,868,000 shares of common stock held by Danaher (which includes the 100 shares held by Danaher prior to giving effect to the issuance to Danaher of 127,867,900 shares of common stock that occurred in connection with Envista’s IPO) and the issuance of 30,783,200 shares of common stock in the Envista IPO. This calculation does not take into account the dilutive effect that will result from the issuance of Envista stock-based compensation awards in connection with the conversion of outstanding Danaher stock-based compensation awards held by Envista employees as a result of the anticipated distribution or the grant of new Envista stock-based compensation awards subsequent to the IPO. The number of dilutive shares of Envista Common Stock underlying Envista’s stock-based compensation awards issued in connection with the conversion of outstanding Danaher stock-based compensation awards will not be determined until the distribution or other disposition of Danaher’s interest in Envista.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ENVISTA
INTRODUCTION
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista is designed to provide a reader of Envista’s financial statements with a narrative from the perspective of Envista management. You should read the following discussion in conjunction with the sections entitled “Envista Holdings Corporation Unaudited Pro Forma Consolidated and Combined Financial Statements,” “Summary—Selected Historical and Pro Forma Financial Data for Danaher and Envista—Envista Selected Historical and Pro Forma Financial Data” and “Business of Envista” and Envista’s consolidated and combined financial statements included in this prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Qualitative and Quantitative Disclosures About Market Risk

•	Critical Accounting Estimates

•	New Accounting Standards
BASIS OF PRESENTATION
The accompanying consolidated and combined financial statements of Envista present the historical financial position, results of operations, changes in equity and cash flows of Envista in accordance with GAAP. The combined financial statements for periods prior to the Separation were derived from Danaher’s consolidated condensed financial statements and accounting records and prepared in accordance with GAAP for the preparation of carved-out combined financial statements. Through the date of the Separation, all revenues and costs as well as assets and liabilities directly associated with Envista have been included in the combined financial statements. Prior to the Separation, the combined financial statements of Envista also included allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to Envista and allocations of related assets, liabilities, and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Envista been an entity that operated independently of Danaher during the applicable periods. Related party allocations prior to the Separation, including the method for such allocation, are discussed further in Note 17 to Envista’s audited combined financial statements and Note 15 to Envista’s unaudited consolidated and combined condensed financial statements.
Following the Separation, Envista’s consolidated condensed financial statements include the accounts of Envista and its wholly owned subsidiaries and no longer include any allocations of expenses from Danaher to Envista.
The consolidated and combined financial statements of Envista may not be indicative of Envista’s results had it been a separate stand-alone entity throughout the periods presented, nor are the results stated herein indicative of what Envista’s financial position, results of operations and cash flows may be in the future.
OVERVIEW
General
Envista provides products that are used to diagnose, treat and prevent disease and ailments of the teeth, gums and supporting bone, as well as to improve the aesthetics of the human smile. With leading brand names, innovative technology and significant market positions, Envista is a leading worldwide provider of a broad range of dental implants, orthodontic

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

appliances, general dental consumables, equipment and services, and are dedicated to driving technological innovations that help dental professionals improve clinical outcomes and enhance productivity. Envista’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 30 countries across North America, Asia, Europe, the Middle East and Latin America.
During 2018, 56% of Envista’s sales were derived from customers outside the United States. As a global provider of dental consumables, equipment and services, Envista’s operations are affected by worldwide, regional and industry-specific economic and political factors. Given the broad range of dental products, software and services provided and geographies served, management does not use any indices other than general economic trends to predict Envista’s overall outlook. Envista’s individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and the outlook for the future.
As a result of Envista’s geographic and product line diversity, Envista faces a variety of opportunities and challenges, including rapid technological development in most of Envista’s served markets, the expansion and evolution of opportunities in high-growth markets, trends and costs associated with a global labor force, consolidation of Envista’s competitors and increasing regulation. Envista operates in a highly competitive business environment in most markets, and Envista’s long-term growth and profitability will depend in particular on Envista’s ability to expand Envista’s business in high-growth geographies and high-growth market segments, identify, consummate and integrate appropriate acquisitions, develop innovative and differentiated new products and services, expand and improve the effectiveness of Envista’s sales force, continue to reduce costs and improve operating efficiency and quality and effectively address the demands of an increasingly regulated global environment. Envista is making significant investments to address the rapid pace of technological change in Envista’s served markets and to globalize Envista’s manufacturing, research and development and customer-facing resources (particularly in high-growth markets and Envista’s dental implant business) in order to be responsive to Envista’s customers throughout the world and improve the efficiency of Envista’s operations.
Key Trends and Conditions Affecting Envista’s Results of Operations
Industry Trends
Envista operates in the large and growing global dental products industry. Envista believes growth in the global dental industry will be driven by:

•	an aging population;

•	the current underpenetration of dental procedures, especially in high-growth markets;

•	improving access to complex procedures due to increasing technological innovation;

•	an increasing demand for cosmetic dentistry; and

•	growth of Dental Support Organizations (“DSOs”), which are expected to drive increasing penetration of, and access to, dental care globally.
Product Development, New Product Launches and Commercial Investment
A key element of Envista’s targeted value creation strategy is to drive growth through portfolio development and product innovation. Envista increased research and development (“R&D”) spending in Envista’s Nobel Biocare business by more than 10% in 2018 compared to 2016 and increased R&D spending in Envista’s orthodontic business by more than 25% in 2018 compared to 2016. Envista’s future growth and success depend on both Envista’s pipeline of new products and technologies, including new products and technologies that Envista may obtain through license or acquisition, and the expansion of the use of Envista’s existing products and technologies. Envista believes it is a leader in dental R&D, with a track record of product innovation, business development and commercialization. Envista believes its $172 million of R&D expenditures in 2018 is one of the largest within the dental industry.
Additionally, investment in Envista’s commercial sales organization, particularly within Envista’s implant business and in high-growth markets, is critical to Envista’s growth strategy. Envista’s sales in high-growth markets grew at a high-single

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

digit compounded annual growth rate from 2015 through 2018 with sales in China growing at a compounded annual growth rate above 10% during this time period.
Foreign Exchange Rates
Significant portions of Envista’s sales and costs are exposed to changes in foreign exchange rates. During the year ended December 31, 2018, Envista’s products were sold in more than 150 countries and 56% of Envista’s sales were denominated in foreign currencies. Envista seeks to manage Envista’s foreign exchange risk, in part, through Envista’s operations, including managing same-currency sales in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. As Envista’s operations use multiple foreign currencies, including the euro, British pound, Brazilian real, Australian dollar, Japanese yen, Canadian dollar and Chinese yuan, changes in those currencies relative to the U.S. dollar will impact Envista’s sales, cost of sales and expenses, and consequently, net earnings. Exchange rate fluctuations in high-growth markets may also directly affect Envista’s customers’ ability to buy Envista’s products in these geographic markets. In the nine-month period ended September 27, 2019, Envista’s period-over-period sales growth was unfavorably impacted by 2.5% from changes in foreign currency exchange rates relative to the U.S. dollar. In 2018, Envista’s year-over-year sales growth benefited by 0.5% from changes in foreign currency exchange rates relative to the U.S. dollar.
General Economic Conditions
In addition to industry-specific factors, Envista, like other businesses, faces challenges related to global economic conditions. Dental costs are largely out-of-pocket for the consumer and thus utilization rates can vary significantly depending on economic growth. While many of Envista’s products are considered necessary by patients regardless of the economic environment, certain products and services that support discretionary dental procedures may be more susceptible to changes in economic conditions.
Manufacturing and Supply
In order to sell Envista’s products, Envista must be able to reliably produce and ship Envista’s products in sufficient quantities. Many of Envista’s products involve complex manufacturing processes and are produced at one or a limited number of manufacturing sites.
Minor deviations in Envista’s manufacturing or logistical processes, unpredictability of a product’s regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites and shifting customer demand increase the potential for capacity imbalances. For a discussion of risks relating to Envista’s manufacturing process, refer to “Risk Factors—Risks Related to Envista’s Businesses.”
Components of Sales and Costs and Expenses
Sales
Envista’s sales are primarily derived from the sale of dental consumables, equipment and services to third-party distributors and end-users. For additional information regarding Envista’s products, including descriptions of Envista’s products, refer to “Business of Envista—Envista’s Business Segments.”
Costs and Expenses and Other
Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture Envista’s products and shipping and handling costs attributable to delivering Envista’s products to Envista’s customers. Also included in cost of sales are productivity improvement and restructuring expenses related to Envista’s manufacturing operations.
Selling, general and administrative (“SG&A”) expenses consist of, among other things, the costs of selling, marketing, promotion, advertising and administration (including business technology, facilities, legal, finance, human resources, business development and procurement) and amortization expense for intangible assets that have been acquired through business combinations. Also included in SG&A are productivity improvement and restructuring expenses related to Envista’s administrative operations.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

R&D expenses consist of project costs specific to new product R&D and product lifecycle management, overhead costs associated with R&D operations, regulatory costs, product registrations and investments that support local market clinical trials for approved indications. Envista manages overall R&D based on Envista’s strategic opportunities and does not disaggregate Envista’s R&D expenses by the nature of the expense or by product as Envista does not use or maintain such information in managing Envista’s business.
Nonoperating income (expense), net consists of the non-service cost components of net periodic benefit costs (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses).
Business Performance
During the nine-month period ended September 27, 2019, Envista’s consolidated and combined sales decreased 2.5% as compared to the comparable period of 2018. While differences exist among Envista’s businesses, on an overall basis, demand for Envista’s products and services increased during the nine-month period ended September 27, 2019 compared to the comparable period of 2018. Due in part to Envista’s continued investments in sales growth initiatives and the other business-specific factors discussed below, Envista’s core sales grew 1.5% period-over-period. In order to establish period-to-period comparability, beginning with the third quarter of 2019 (the first quarter during which Envista reported its results as a separate, public company), Envista modified the definition of core sales to exclude the impact from sales of discontinued products (for the definition of “core sales” or “core revenue” refer to “—Results of Operations” below). The impact of foreign currency exchange rates reduced sales in the nine-month period ended September 27, 2019 by 2.5% compared to the comparable period of 2018. The impact of discontinued products decreased revenues in the nine-month period ended September 27, 2019 by 1.5%. Geographically, core sales growth in high-growth markets was partially offset by decreasing core sales in developed markets during the nine-month period ended September 27, 2019. Core sales in high-growth markets increased at a mid-single digit rate during the nine-month period ended September 27, 2019 as compared to the comparable period of 2018, led primarily by continued strength in China. High-growth markets represented approximately 24% of Envista’s total sales in the nine-month period ended September 27, 2019. Core sales in developed markets decreased at a low-single digit rate during the nine-month period ended September 27, 2019, primarily due to declines in Western Europe and North America. For additional information regarding Envista’s sales by geographical region during the nine-month periods ended September 27, 2019 and September 28, 2018, refer to Note 2 to Envista’s unaudited interim consolidated and combined condensed financial statements in this prospectus.
Combined sales for the year ended December 31, 2018 increased 1.0% as compared to 2017. While differences exist among Envista’s businesses, on an overall basis, demand for Envista’s products and services increased in 2018 as compared to 2017 as demand for specialty products more than offset weaker demand for equipment and traditional consumables resulting in year-over-year core sales growth of 0.5%. The impact of foreign currency exchange rates increased 2018 sales by approximately 0.5%. Geographically, year-over-year core sales in high-growth markets increased at a high-single digit rate in 2018 as compared to 2017, led by growth in China and Russia, offset by a low-single digit decline in developed markets, primarily North America and Western Europe. High-growth markets represented approximately 23% of Envista’s total sales in 2018. For additional information regarding Envista’s sales by geographical region during the year ended December 31, 2018, please refer to Notes 3 and 16 to Envista’s audited combined financial statements in this prospectus.
Envista recorded a net decrease to beginning Danaher’s equity of $8 million as of January 1, 2018 due to the cumulative impact of adopting Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The impact to beginning Danaher’s equity was primarily driven by the deferral of revenue for unfulfilled performance obligations. The adoption of this ASU did not have a significant impact on Envista’s combined financial statements as of and for the year ended December 31, 2018 and, as a result, comparisons of sales and operating profit performance between periods are not affected by the adoption of this ASU. Refer to Note 3 to Envista’s audited combined financial statements in this prospectus.
Acquisitions
Envista’s growth strategy contemplates future acquisitions. Envista’s operations and results can be affected by the rate and extent to which appropriate acquisition opportunities are available, acquired businesses are effectively integrated and anticipated synergies or cost savings are achieved.
There were no material business acquisitions during the nine-month period ended September 27, 2019 or the year ended December 31, 2018. In the years ended December 31, 2017 and 2016, Envista completed two minor acquisitions. Envista

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

acquired 51% of a business for no net cash consideration in the year-ended December 31, 2017 and one business in the year-ended December 31, 2016 for total consideration of $5 million.
In 2017, Envista acquired the remaining noncontrolling interest and settled other related liabilities associated with one of Envista’s prior business combinations in Envista’s Specialty Products & Technologies segment for consideration of $89 million.
Currency Exchange Rates
On a year-over-year basis, currency exchange rates negatively impacted reported sales by approximately 2.5% for the nine-month period ended September 27, 2019 compared to the comparable period of 2018, primarily due to the strength of the U.S. dollar against most major currencies in the nine-month period ended September 27, 2019. Any future strengthening of the U.S. dollar against major currencies would adversely impact Envista’s sales and results of operations for the remainder of the year, and any weakening of the U.S. dollar against major currencies would positively impact Envista’s sales and results of operations for the remainder of the year.
Currency translation positively impacted reported sales by approximately 0.5% on a year-over-year basis in 2018 primarily due to the U.S. dollar weakening against other major currencies in the first half of 2018. The U.S. dollar strengthened in the second half of 2018 which partially offset the benefit recorded early in 2018. On a year-over-year basis, currency exchange rates positively impacted 2017 reported sales by approximately 1.0% as the U.S. dollar weakened against the euro, partially offset by the effect of the U.S. dollar strengthening against the Japanese yen and Chinese renminbi.
U.S. Tax Cuts and Jobs Act
On December 22, 2017, the U.S. Tax Cuts and Jobs Act (“TCJA”) was enacted, which substantially changed the U.S. tax system, including lowering the corporate tax rate from 35% to 21% (beginning in 2018). As a result of the TCJA, Envista recognized a provisional tax liability of approximately $36 million in 2017 for the transition tax on deemed repatriation of foreign earnings. Envista also remeasured U.S. deferred tax assets and liabilities based on the income tax rates at which the deferred tax assets and liabilities are expected to reverse in the future (generally 21%), resulting in an income tax benefit of approximately $73 million. In 2018, Envista finalized the provisional amounts recorded in 2017. The net tax effect to adjust the provisional amounts was not material to Envista’s financial statements. For further discussion of the TCJA, refer to “—Income Taxes.”
UK’s Referendum Decision to Exit the EU (“Brexit”)
In a referendum on June 23, 2016, voters approved for the UK to exit the EU. The timing of the UK’s exit from the EU remains uncertain; the EU has extended the deadline for the UK to exit the EU until October 31, 2019. The UK and EU have been unable to agree on terms for the UK’s exit from the EU and the UK has asked for an additional extension of the deadline. It is uncertain whether terms will be agreed and approved before the deadline or if the EU will agree to extend the October 31, 2019 deadline. With the terms of the UK’s withdrawal and the nature of its future relationship with the EU still being decided, Envista continues to monitor the status of the negotiations and plan for potential impacts. While Envista does not manufacture products in the UK and less than 2% of Envista’s 2018 sales were derived from customers located in the UK, to mitigate the potential impact of Brexit on the import of goods to the UK, Envista has increased Envista’s level of inventory within the UK. The ultimate impact of Brexit on Envista’s financial results is uncertain. For additional information, refer to the “Risk Factors” section of this prospectus.
Public Company Expenses
As a result of the Separation, Envista is subject to the Sarbanes-Oxley Act and reporting requirements of the Exchange Act. Envista is now required to have additional procedures and practices as a separate public company. As a result, Envista has incurred and will continue to incur additional personnel and corporate governance costs, including internal audit, investor relations, stock administration and regulatory compliance costs.
RESULTS OF OPERATIONS
The following discussion and analysis of Envista’s consolidated and combined statements of earnings should be read along with Envista’s consolidated and combined financial statements included elsewhere in this prospectus. For more information

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

on the consolidated and combined basis of preparation, see Note 1 to Envista’s unaudited interim consolidated and combined condensed financial statements elsewhere in this prospectus.

	Nine-Month Period Ended		% Change	Year Ended December 31			% Change	% Change
($ in millions)	September 27, 2019	September 28, 2018	2019/2018	2018	2017	2016	2018/2017	2017/2016
Sales	$2,031.1	$2,085.5	(2.6)%	$2,844.5	$2,810.9	$2,785.4	1.2%	0.9%
Cost of sales	907.4	905.9	0.2%	1,242.7	1,189.7	1,184.3	4.5%	0.5%
% of sales	44.7%	43.4%		43.7%	42.3%	42.5%
Gross profit	1,123.7	1,179.6	(4.7)%	1,601.8	1,621.2	1,601.1	(1.2)%	1.3%
% of sales	55.3%	56.6%		56.3%	57.7%	57.5%
Operating costs:
SG&A expenses	804.9	820.4	(1.9)%	1,131.4	1,062.2	1,055.5	6.5%	0.6%
% of sales	39.6%	39.3%		39.8%	37.8%	37.9%
R&D expenses	119.3	128.4	(7.1)%	172.0	172.4	142.8	(0.2)%	20.7%
% of sales	5.9%	6.2%		6.0%	6.1%	5.1%
Operating profit	199.5	230.8	(13.6)%	298.4	386.6	402.8	(22.8)%	(4.0)%
% of sales	9.8%	11.1%		10.5%	13.8%	14.5%
Nonoperating income (expense), net	1.4	1.9	NM	2.7	0.1	(1.1)	NM	NM
Earnings before income taxes	200.9	232.7	(13.7)%	301.1	386.7	401.7	(22.1)%	(3.7)%
% of sales	9.9%	11.2%		10.6%	13.8%	14.4%
Income taxes	39.4	53.2	(25.9)%	70.4	85.6	129.7	(17.8)%	(34.0)%
Net earnings	$161.5	$179.5	(10.0)%	$230.7	$301.1	$272.0	(23.4)%	10.7%
Non-GAAP Measures
In order to establish period-to-period comparability, beginning with the third quarter of 2019 (the first quarter during which Envista reported its results as a separate, public company), Envista modified the definition of core sales to exclude the impact from sales of discontinued products. Envista excludes sales from discontinued products because discontinued products do not have a continuing contribution to operations and management believes that excluding such items provides investors with a means of evaluating Envista’s on-going operations and facilitates comparisons to its peers. Core growth for the nine-month period ended September 27, 2019 set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista excludes the impact from sales of discontinued products. For all other periods set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista or elsewhere in this prospectus, the impact from sales of discontinued products is included in core growth. References to the non-GAAP measure of core sales (also referred to as core revenues or sales/revenues from existing businesses) refer to sales calculated according to GAAP, but excluding:

•	sales from acquired businesses;

•	sales from discontinued products; and

•	the impact of currency translation.
Revenue from discontinued products includes major brands or major products that Envista has made the decision to discontinue as part of a portfolio restructuring. Discontinued brands or products consist of those which Envista (1) is no longer manufacturing, (2) is no longer investing in the research or development of, and (3) expects to discontinue all significant sales of within one year from the decision date to discontinue. The portion of revenue attributable to discontinued brands or products is calculated as the net decline of the applicable discontinued brand or product from period-to-period.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The portion of revenue attributable to currency translation is calculated as the difference between:

•	the period-to-period change in revenue; and

•	the period-to-period change in revenue after applying current period foreign exchange rates to the prior year period.
Core sales growth should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies. Envista management believes that reporting the non-GAAP financial measure of core sales growth provides useful information to investors by helping identify underlying growth trends in Envista’s on-going business and facilitating comparisons of Envista’s revenue performance with its performance in prior and future periods and to Envista’s peers. Envista management also uses core sales growth to measure its operating and financial performance. Envista excludes the effect of currency translation from core sales because currency translation is not under management’s control, is subject to volatility and can obscure underlying business trends.
For a discussion of the reasons why Envista’s management believes these non-GAAP measures are useful to investors, the ways in which Envista’s management uses these measures and other information relating to these measures, please refer to “Statement Regarding Non-GAAP Measures” in the “Summary—Selected Historical and Pro Forma Financial Data for Danaher and Envista” section of this prospectus.
Throughout this discussion, references to sales volume refer to the impact of both price and unit sales and references to productivity improvements generally refer to improved cost-efficiencies resulting from the ongoing application of the Envista Business System (“EBS”). Envista believes its deep-rooted commitment to EBS helps drive its market leadership and differentiates it in the dental products industry. EBS encompasses not only lean tools and processes, but also methods for driving growth, innovation and leadership. Within the EBS framework, Envista pursues a number of ongoing strategic initiatives relating to customer insight generation, product development and commercialization, efficient sourcing, and improvement in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.
Core Sales Growth

	Nine-Month Period Ended September 27, 2019 vs. Comparable 2018 Period	2018 vs. 2017	2017 vs. 2016
Total sales growth (GAAP)	(2.5)%	1.0%	1.0%
Less the impact of:
Discontinued products	1.5%
Currency exchange rates	2.5%	(0.5)%	(1.0)%
Core sales growth (non-GAAP)	1.5%	0.5%	—%
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
Operating profit margins were 9.8% for the nine-month period ended September 27, 2019 as compared to 11.1% for the comparable period of 2018. The following factors unfavorably impacted year-over-year operating profit margin comparisons:

•
Lower overall pricing and incremental year-over-year costs associated with sales and marketing growth investments, net of higher 2019 core sales volumes, lower spending on productivity initiatives in 2019, cost savings associated with productivity initiatives taken in 2018 and the impact of foreign currency exchange rates in 2019 - 130 basis points

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

2018 Compared to 2017
Operating profit margins were 10.5% for the year ended December 31, 2018 as compared to 13.8% in 2017. The following factors impacted year-over-year operating profit margin comparisons:
2018 vs 2017 operating profit margin comparisons were favorably impacted by:

•	Trade name impairments and the cost of related productivity improvement initiatives in 2017 - 45 basis points
2018 vs 2017 operating profit margin comparisons were unfavorably impacted by:

•
Lower 2018 core sales of equipment and traditional consumables, incremental year-over-year costs associated with sales and marketing growth investments, lower overall pricing and the effect of year-over-year changes in currency exchange rates, net of incremental year-over-year cost savings associated with the continuing productivity improvement initiatives taken in 2018 and 2017 and higher core sales in specialty consumables - 200 basis points

•	The 2018 costs and estimated liability related to a legal contingency - 130 basis points

•
The 2017 gain related to the settlement of liabilities associated with an interest in a prior business combination and the incremental net dilutive effect in 2018 of acquired businesses - 45 basis points

2017 Compared to 2016
Operating profit margins were 13.8% for the year ended December 31, 2017 as compared to 14.5% in 2016. The following factors impacted year-over-year operating profit margin comparisons:
2017 vs. 2016 operating profit margin comparisons were favorably impacted by:

•	The 2017 gain related to the settlement of liabilities associated with an interest in a prior business combination net of the incremental net dilutive effect of acquired businesses - 30 basis points
2017 vs. 2016 operating profit margin comparisons were unfavorably impacted by:

•	Incremental year-over-year trade name impairments and the cost of related productivity improvement initiatives in 2017 - 5 basis points

•
Incremental year-over-year costs associated with various new product development, sales and marketing growth investments, the effect of year-over-year changes in currency exchange rates and unfavorable product mix due to lower sales of traditional consumables in 2017, net of incremental year-over-year cost savings associated with the continuing productivity improvement initiatives taken in 2017 and 2016 - 95 basis points

Business Segments
Sales by business segment were as follows ($ in millions):

	Nine-Month Period Ended		For the Year Ended December 31
	September 27, 2019	September 28, 2018	2018	2017	2016
Specialty Products & Technologies	$1,013.9	$1,022.6	$1,369.8	$1,310.6	$1,247.0
Equipment & Consumables	1,017.2	1,062.9	1,474.7	1,500.3	1,538.4
Total	$2,031.1	$2,085.5	$2,844.5	$2,810.9	$2,785.4
SPECIALTY PRODUCTS & TECHNOLOGIES
Envista’s Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Specialty Products & Technologies Selected Financial Data

	Nine-Month Period Ended		For the Year Ended December 31
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Sales	$1,013.9	$1,022.6	$1,369.8	$1,310.6	$1,247.0
Operating profit	175.2	186.7	241.3	246.0	226.0
Depreciation	13.8	12.9	17.9	19.4	22.1
Amortization	43.4	44.5	59.0	52.4	52.8
Operating profit as a % of sales	17.3%	18.3%	17.6%	18.8%	18.1%
Depreciation as a % of sales	1.4%	1.3%	1.3%	1.5%	1.8%
Amortization as a % of sales	4.3%	4.4%	4.3%	4.0%	4.2%
Core Sales Growth

	Nine-Month Period Ended September 27, 2019 vs. Comparable 2018 Period	2018 vs. 2017	2017 vs. 2016
Total sales growth (GAAP)	(1.0)%	4.5%	5.0%
Less the impact of:
Discontinued products	1.5%
Currency exchange rates	3.0%	(1.0)%	(1.0)%
Core sales growth (non-GAAP)	3.5%	3.5%	4.0%
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
Price in the segment negatively impacted sales growth by 1.0% on a year-over-year basis in the nine-month period ended September 27, 2019, and is reflected as a component of core sales growth.
Core sales growth for the segment was led by high-growth markets, primarily China, partially offset by declines in Western Europe, for the nine-month period ended September 27, 2019. Core sales for value implant systems decreased primarily due to lower demand. Increased demand for orthodontic products during the nine-month period was partially due to recent product launches.
Operating profit margins decreased 100 basis points during the nine-month period ended September 27, 2019 as compared to the comparable period of 2018. The following factors unfavorably impacted year-over-year operating profit margin comparisons:

•
Lower overall sales price and incremental year-over-year costs associated with various new product development and growth investments, net of higher core sales volumes, incremental year-over-year cost savings associated with continuing productivity improvement initiatives taken in 2018 and the impact of foreign exchange rates in 2019 - 100 basis points

2018 Compared to 2017
Price in the segment negatively impacted sales growth by 0.5% on a year-over-year basis during 2018 as compared to 2017, and is reflected as a component of core sales growth.
Geographically, year-over-year core sales growth in 2018 was led by the high-growth markets, primarily China, and North America. Core sales for implant systems increased, driven by demand in North America and the high-growth markets. Core sales growth for orthodontic products was led by China and Russia partially offset by weaker demand in North America.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Operating profit margins declined 120 basis points during 2018 as compared to 2017. The following factors impacted year-over-year operating profit margin comparisons:
2018 vs 2017 operating profit margin comparisons were favorably impacted by:

•	Incremental year-over-year costs related to productivity improvement initiatives taken in 2017 - 20 basis points
2018 vs 2017 operating profit margin comparisons were unfavorably impacted by:

•
Incremental year-over-year costs associated with sales and marketing growth investments, unfavorable product mix and lower overall pricing, partially offset by higher 2018 sales from existing businesses, cost savings associated with productivity improvement initiatives taken in 2018 and 2017 and year-over-year changes in currency exchange rates - 140 basis points

In 2018, Envista determined that certain trade names in the segment were finite-lived and Envista began amortizing these trade names as of January 1, 2018. This determination resulted in an increase in amortization expense as a percentage of sales during 2018 as compared to 2017.
2017 Compared to 2016
Price increases in the segment did not have a significant impact on sales growth during 2017 as compared with 2016.
Year-over-year core sales growth in 2017 was driven by increased demand in high-growth markets, primarily China and Russia, and North America. Demand for implant solutions drove core sales growth in 2017 as compared to 2016, as demand increased in North America and in high-growth markets. Core sales growth for orthodontic products was driven by increased demand in China partially offset by weaker demand in North America.
Operating profit margins increased 70 basis points during 2017 as compared to 2016. The following factors impacted year-over-year operating profit margin comparisons:
2017 vs. 2016 operating profit margin comparisons were favorably impacted by:

•
Higher 2017 sales from existing businesses and incremental year-over-year cost savings associated with the continuing productivity improvement initiatives taken in 2017 and 2016, net of the effect of year-over-year costs associated with various new product development and sales and marketing growth investments and year-over-year changes in foreign currency exchange rates - 160 basis points

2017 vs. 2016 operating profit margin comparisons were unfavorably impacted by:

•	Incremental year-over-year costs related to productivity improvement initiatives in 2017 - 70 basis points

•	The incremental net dilutive effect in 2017 of acquired businesses - 20 basis points
EQUIPMENT & CONSUMABLES
Envista’s Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; handpieces and associated consumables; treatment units and other dental practice equipment; endodontic systems and related consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Equipment & Consumables Selected Financial Data

	Nine-Month Period Ended		For the Year Ended December 31
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Sales	$1,017.2	$1,062.9	$1,474.7	$1,500.3	$1,538.4
Operating profit	48.1	63.8	120.5	152.9	201.2
Depreciation	14.7	15.4	20.3	19.3	20.1
Amortization	23.9	23.5	31.6	29.3	30.6
Operating profit as a % of sales	4.7%	6.0%	8.2%	10.2%	13.1%
Depreciation as a % of sales	1.4%	1.4%	1.4%	1.3%	1.3%
Amortization as a % of sales	2.3%	2.2%	2.1%	2.0%	2.0%
Core Sales Growth

	Nine-Month Period Ended September 27, 2019 vs. Comparable 2018 Period	2018 vs. 2017	2017 vs. 2016
Total sales growth (GAAP)	(4.5)%	(1.5)%	(2.5)%
Less the impact of:
Discontinued products	1.5%
Acquisitions and other	—%	(0.5)%	—%
Currency exchange rates	3.0%	(0.5)%	(1.0)%
Core sales growth (non-GAAP)	—%	(2.5)%	(3.5)%
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
Price in the segment negatively impacted sales growth by 0.5% on a year-over-year basis in the nine-month period ended September 27, 2019, and is reflected as a component of core sales growth.
Core sales for the segment were essentially flat in the nine-month period ended September 27, 2019, as demand in China and Japan was offset by lower sales in North America, Western Europe and Latin America. Equipment core sales decreased in North America due to lower demand. Core sales of traditional consumables decreased in the nine-month period due to decreased demand in North America and Western Europe, partially offset by growth in China.
Operating profit margins decreased 130 basis points during the nine-month period ended September 27, 2019 as compared to the comparable period of 2018. The following factors impacted year-over-year operating profit margin comparisons:

•
Lower core sales volumes and overall sales price, incremental year-over-year costs associated with sales and marketing growth investments and new product development initiatives in 2019, net of decreases in productivity improvement and restructuring related charges in 2019 compared to 2018, cost savings associated with productivity initiatives taken in 2018 and the impact of foreign exchange rates in 2019 - 130 basis points

2018 Compared to 2017
Price in the segment negatively impacted sales growth by 0.5% on a year-over-year basis during 2018 as compared with 2017 and is reflected as a component of core sales growth.
Year-over-year core sales declined as lower demand in North America and Western Europe more than offset increased demand in high-growth markets. Core sales of equipment declined in 2018 primarily due to declines in North America due to

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the realignment of distributors and manufacturers in the dental industry. Demand for traditional consumable product lines in North America and Western Europe declined year-over-year reflecting inventory destocking by several distribution partners.
Operating profit margins declined 200 basis points during 2018 as compared to 2017. The following factors impacted year-over-year operating profit margin comparisons:
2018 vs 2017 operating profit margin comparisons were favorably impacted by:

•	Trade name impairments and the cost of related productivity improvement initiatives in 2017 - 65 basis points
2018 vs 2017 operating profit margin comparisons were unfavorably impacted by:

•
Lower 2018 sales of equipment and traditional consumables, lower overall pricing, incremental year-over-year costs associated with sales and marketing growth investments and the impact of year-over-year changes in foreign currency exchange rates, net of cost savings associated with productivity initiatives taken in 2018 and 2017 - 255 basis points

•	The incremental net dilutive effect in 2018 of acquired businesses - 10 basis points
2017 Compared to 2016
Price in the segment negatively impacted sales growth by 0.5% on a year-over-year basis during 2017 as compared with 2016 and is reflected as a component of core sales growth.
Geographically, year-over-year core sales declined as lower demand in North America and Western Europe more than offset strong demand in high-growth markets. Equipment core sales were essentially flat during 2017, as increased demand in high-growth markets was offset by declines in the United States and Western Europe, particularly later in the year for North America due to the realignment of dental equipment distributors and manufacturers. Demand for traditional consumable product lines in North America and Western Europe declined year-over-year reflecting inventory destocking by several distribution partners.
Operating profit margins declined 290 basis points during 2017 as compared to 2016. The following factors unfavorably impacted year-over-year operating profit margin comparisons:

•
Lower 2017 core sales from existing businesses, incremental year-over-year costs associated with various new product development, sales and marketing growth investments, the effect of year-over-year changes in currency exchange rates and unfavorable product mix due to lower sales of traditional consumables in 2017, net of incremental year-over-year cost savings associated with the continuing productivity improvement initiatives taken in 2017 and 2016 - 285 basis points

•	Trade name impairments and the cost of related productivity improvement initiatives in 2017 - 5 basis points
COST OF SALES AND GROSS PROFIT

	Nine-Month Period Ended		For the Year Ended December 31
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Sales	$2,031.1	$2,085.5	$2,844.5	$2,810.9	$2,785.4
Cost of sales	(907.4)	(905.9)	(1,242.7)	(1,189.7)	(1,184.3)
Gross profit	$1,123.7	$1,179.6	$1,601.8	$1,621.2	$1,601.1
Gross profit margin	55.3%	56.6%	56.3%	57.7%	57.5%
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
The increase in cost of sales during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 was primarily due to unfavorable sales mix and the impact of foreign currency exchange rates.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The year-over-year decrease in gross profit margins during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 was due primarily to lower overall pricing, partially offset by incremental year-over-year cost savings associated with restructuring activities and continued productivity improvement actions taken in 2018 and the impact of foreign currency exchange rates in 2019.
2018 Compared to 2017
Cost of sales increased $53.0 million, or 4.5%, during 2018 as compared with 2017 due primarily to the impact of higher sales volumes of specialty products, product mix and the impact of foreign currency exchange rates partially offset by lower sales of equipment and traditional consumables and incremental year-over-year cost savings associated with the restructuring and continued productivity improvement actions taken in 2018 and 2017.
Gross profit margins decreased 140 basis points on a year-over-year basis during 2018 as compared to 2017, due primarily to unfavorable product mix, lower overall pricing and the impact of foreign currency exchanges rates, partially offset by incremental year-over-year cost savings associated with restructuring activities and continued productivity improvement actions taken in 2018 and 2017.
2017 Compared to 2016
Cost of sales increased $5.4 million, or 0.5%, during 2017 as compared with 2016 as increased costs due to higher sales of equipment and specialty products and the impact of foreign currency exchange rates was mostly offset by decreased costs due to lower sales of traditional consumables, a decrease in productivity improvement and restructuring related charges and incremental year-over-year cost savings associated with the continued productivity improvement actions taken in 2017 and 2016.
Gross profit margins increased 20 basis points on a year-over-year basis during 2017 as compared to 2016, due primarily to higher sales of specialty products and the incremental year-over-year cost savings associated with restructuring actions and continued productivity improvements taken in 2017 and 2016, partially offset by unfavorable product mix in 2017 and the impact of foreign currency exchange rates.
OPERATING EXPENSES

	Nine-Month Period Ended		For the Year Ended December 31
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Sales	$2,031.1	$2,085.5	$2,844.5	$2,810.9	$2,785.4
Selling, general and administrative expenses	804.9	820.4	1,131.4	1,062.2	1,055.5
Research and development expenses	119.3	128.4	172.0	172.4	142.8
SG&A as a % of sales	39.6%	39.3%	39.8%	37.8%	37.9%
R&D as a % of sales	5.9%	6.2%	6.0%	6.1%	5.1%
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
The year-over-year increase in SG&A expenses as a percentage of sales for the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 was primarily due to continued investments in sales and marketing growth initiatives in 2019, partially offset by incremental year-over-year savings associated with the restructuring and continued productivity improvement actions taken in 2018.
Year-over-year, R&D expenses (consisting principally of internal and contract engineering personnel costs) as a percentage of sales decreased during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 primarily due a decrease in spending on product development initiatives, partially offset by lower sales in 2019.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

2018 Compared to 2017
SG&A expenses as a percentage of sales increased 200 basis points on a year-over-year basis for 2018 compared to 2017. The increase was primarily due to continued investments in sales and marketing growth initiatives and a provision for legal matters of $36 million, partially offset by incremental year-over-year savings associated with the restructuring and continued productivity improvement actions taken in 2018 and 2017 and lower costs associated with 2018 restructuring actions compared to 2017 restructuring actions.
R&D expenses as a percentage of sales decreased 10 basis points on a year-over-year basis in 2018 as compared to 2017 primarily as a result of increased sales in 2018. Total R&D spending was essentially flat on a year-over-year basis in 2018 as compared to 2017.
2017 Compared to 2016
SG&A expenses as a percentage of sales decreased 10 basis points on a year-over-year basis for 2017 compared to 2016. The year-over-year decrease reflects year-over-year cost savings associated with 2017 and 2016 restructuring actions and continuing productivity improvement initiatives, partially offset by increased costs associated with restructuring and continuing productivity improvements taken in 2017 and continued investments in sales and marketing growth initiatives.
R&D expenses as a percentage of sales increased 100 basis points on a year-over-year basis in 2017 as compared to 2016 due primarily to increases in spending in the new product development initiatives in both the Specialty Products & Technologies and Equipment & Consumables segments.
NONOPERATING INCOME (EXPENSE), NET
As described in Note 10 to Envista’s audited combined financial statements, Envista adopted ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost on January 1, 2017. The ASU requires companies to disaggregate the service cost component from the other components of net periodic benefit costs and requires companies to present the other components of net periodic benefit cost in nonoperating income (expense), net. The ASU requires application on a retrospective basis. The other components of net periodic benefit costs included in nonoperating income (expense), net for the nine-month periods ended September 27, 2019 and September 28, 2018 were $1.6 million and $1.9 million, respectively. The other components of net periodic benefit costs included in nonoperating income (expense), net for the years ended December 31, 2018, 2017 and 2016 were $2.7 million, $0.1 million, and $(1.1) million, respectively.
INTEREST COSTS AND FINANCING
For a discussion of Envista’s outstanding indebtedness, refer to Note 6 to Envista’s unaudited consolidated and combined condensed financial statements elsewhere in this prospectus.
INCOME TAXES
General
Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in Envista’s consolidated and combined financial statements. Envista records the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur.
Envista’s effective tax rate can be affected by changes in the mix of earnings in countries with different statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of audits and examinations of previously filed tax returns (as discussed below), the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws and regulations, including the TCJA and legislative policy changes that may result from the OECD’s initiative on Base Erosion and Profit Shifting. For a description of the tax treatment of earnings that are planned to be reinvested indefinitely outside the United States, refer to “—Liquidity and Capital Resources” below.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The amount of income taxes Envista pays is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of Envista’s global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary. For a discussion of risks related to these and other tax matters, refer to “Risk Factors.”
On December 22, 2017, the TCJA was enacted, substantially changing the U.S. tax system and affecting Envista in a number of ways. Notably, the TCJA:

•	established a flat corporate income tax rate of 21.0% on U.S. earnings;

•	imposed a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries, which is referred to in this prospectus as the ”Transition Tax”;

•
imposed a new minimum tax on certain non-U.S. earnings, irrespective of the territorial system of taxation, and generally allows for the repatriation of future earnings of foreign subsidiaries without incurring additional U.S. taxes by transitioning to a territorial system of taxation;

•	subjected certain payments made by U.S. companies to related foreign companies to certain minimum taxes (Base Erosion Anti-Abuse Tax);

•
eliminated certain prior tax incentives for manufacturing in the United States and created an incentive for U.S. companies to sell, lease or license goods and services abroad by allowing for a reduction in taxes owed on earnings related to such sales;

•	allowed the cost of investments in certain depreciable assets acquired and placed in service after September 27, 2017 to be immediately expensed; and

•	reduced deductions with respect to certain compensation paid to specified executive officers.
As U.S. GAAP accounting for income taxes requires the effect of a change in tax laws or rates to be recognized in income from continuing operations for the period that includes the enactment date, Envista recognized an estimate of the impact of the TCJA in the year ended December 31, 2017 under the separate return method. As a result of the TCJA, Envista recognized a provisional tax liability of $36 million in 2017 for the Transition Tax. Envista also remeasured U.S. deferred tax assets and liabilities based on the income tax rates at which the deferred tax assets and liabilities are expected to reverse in the future (generally 21%), resulting in an income tax benefit of $73 million in 2017.
Due to the complexities involved in accounting for the enactment of the TCJA, SEC Staff Accounting Bulletin No. 118 (“SAB No. 118”) allowed Envista to record provisional amounts in earnings for the year ended December 31, 2017. Where reasonable estimates could be made, the provisional accounting was based on such estimates. When no reasonable estimate could be made, SAB No. 118 required the accounting to be based on the tax law in effect before the TCJA. Envista was required to complete Envista’s tax accounting for the TCJA when Envista had obtained, prepared and analyzed the information to complete the income tax accounting but no later than December 22, 2018.
Accordingly, during 2018, Envista completed Envista’s accounting for the tax effects of the enactment of the TCJA based on Envista’s interpretation of the new tax regulations and related guidance issued by the U.S. Department of the Treasury and the Internal Revenue Service. The net tax effect to adjust the provisional amount was not material to Envista’s financial statements. Due to the complexity and recent issuance of these tax regulations, management’s interpretations of the impact of these rules could be subject to challenge by the taxing authorities.
The TCJA imposes tax on U.S. stockholders for global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. Envista is required to make an accounting policy election of either: (1) treating taxes due on future amounts included in U.S. taxable income related to GILTI as a current period tax expense when incurred (the “period cost method”); or (2) factoring such amounts into Envista’s measurement of Envista’s deferred tax expense (the “deferred method”). As of December 31, 2017, Envista was still analyzing Envista’s global income and did not record a GILTI-related deferred tax amount. In 2018, Envista elected the period cost method for Envista’s accounting for GILTI.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Year-Over-Year Changes in the Tax Provision and Effective Tax Rate

	Nine-Month Period Ended		For the Year Ended December 31
	September 27, 2019	September 28, 2018	2018	2017	2016
Effective tax rate	19.6%	22.9%	23.4%	22.1%	32.3%
Envista’s effective tax rate for each of the nine-month periods ended September 27, 2019 and September 28, 2018, and full year 2018, 2017 and 2016 differs from the U.S. federal statutory rates of 21.0% for 2019 and 2018 and 35.0% for 2017 and 2016, due principally to Envista’s earnings outside the United States that are indefinitely reinvested and taxed at rates different than the U.S. federal statutory rate. In addition:

•
The effective tax rate of 19.6% for the nine-month period ended September 27, 2019 differs from the U.S. federal statutory rate of 21.0% primarily due to discrete tax benefits for excess tax benefits from stock-based compensation and changes in estimates associated with prior period uncertain tax positions and audit settlements that were partially offset by the impact of earnings outside the United States which generally are taxed at rates higher than the U.S. federal rate. The discrete tax benefits decreased the reported tax rate by 3.9%.

•
The effective tax rate of 22.9% for the nine-month period ended September 28, 2018 differs from the U.S. federal statutory rate of 21.0% primarily due to the impact of earnings outside the United States which generally are taxed at rates higher than the U.S. federal rate, partially offset by discrete excess tax benefits from stock-based compensation, which were partially offset by changes in estimates associated with prior period uncertain tax positions and audit settlements. These net discrete tax benefits decreased the reported tax rate by 0.1%.

•
The effective tax rate of 23.4% in 2018 includes 60 basis points of net discrete tax benefits primarily related to the excess tax benefit associated with the exercise of employee stock options and vesting of RSUs, as well as the release of reserves upon the expiration of statutes of limitation, partially offset by increases in net reserves from audit settlements.

•
The effective tax rate of 22.1% in 2017 includes 900 basis points of net discrete tax benefits primarily related to the revaluation of net U.S. deferred tax liabilities from 35.0% to 21.0% due to the TCJA as well as the excess tax benefit related to the exercise of employee stock options and vesting of RSUs, partially offset by income tax expense related to the Transition Tax on foreign earnings due to the TCJA as well as a valuation allowance on losses attributable to certain foreign jurisdictions.

•
The effective tax rate of 32.3% in 2016 includes 60 basis points of net discrete tax benefits primarily from the release of valuation allowances on certain foreign net operating losses, partially offset by reduction of net operating loss benefits due to an audit settlement.

Envista conducts business globally and files numerous income tax returns in the U.S. federal, state and foreign jurisdictions. Certain of these income tax returns are filed on a consolidated or combined basis with Danaher and/or its subsidiaries. The non-U.S. countries in which Envista has a material presence include Canada, China, Finland, Germany and Switzerland. Envista believes that a change in the statutory tax rate of any individual foreign country would not have a material effect on Envista’s consolidated and combined financial statements given the geographic dispersion of Envista’s taxable income.
Danaher and its subsidiaries (including Envista’s businesses) are routinely examined by various domestic and international taxing authorities. The IRS has completed substantially all of the examinations of certain of Danaher’s federal income tax returns through 2011 and is currently examining certain of Danaher’s federal income tax returns for 2012 through 2017. In addition, Danaher has subsidiaries (including Envista’s businesses) in Germany, India, Japan, Sweden and Switzerland and in states and other local jurisdictions that are currently under audit for years ranging from 2007 through 2017.
The amount of income taxes Envista pays is subject to ongoing audits of its income tax returns and the consolidated and combined tax returns with Danaher by federal, state and foreign tax authorities, which often result in proposed assessments. Management performs a comprehensive review of Envista’s global tax positions on a quarterly basis. Based on these reviews, the results and resolutions of matters with tax authorities, tax rulings and court decisions, expiration of statutes of limitations, and reserves for uncertain tax positions are accrued and adjusted as necessary. For a discussion of risks related to these and other tax matters, refer to “Risk Factors.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

QUARTERLY RESULTS OF OPERATIONS AND KEY METRICS
The following table sets forth key metrics from Envista’s unaudited quarterly results of operations for each of the quarterly periods for the nine-month period ended September 27, 2019 and for the year ended December 31, 2018. These unaudited quarterly results of operations have been prepared on the same basis as Envista’s audited combined financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly results of operations from which the below information has been derived reflects all adjustments (consisting of only normal recurring accruals) necessary to fairly present Envista’s results of operations for these periods. Envista’s historical results are not necessarily indicative of the results that may be expected in the future.

	Three-Month Period Ended
($ in millions)	September 27, 2019	June 28, 2019	March 29, 2019	December 31, 2018	September 28, 2018	June 29, 2018	March 30, 2018
Envista:
Sales	$659.3	$712.1	$659.7	$759.0	$679.5	$733.4	$672.6
Gross profit	367.0	393.6	363.1	422.2	380.9	423.2	375.5
Operating profit	78.7	75.9	44.9	67.6	81.4	100.8	48.6
Gross profit as a % of sales	55.7%	55.3%	55.0%	55.6%	56.1%	57.7%	55.8%
Operating profit as a % of sales	11.9%	10.7%	6.8%	8.9%	12.0%	13.7%	7.2%
Specialty Products & Technologies:
Sales	$317.8	$347.3	$348.8	$347.2	$318.3	$349.8	$354.5
Operating profit	54.6	54.5	66.1	54.6	51.5	64.6	70.6
Operating profit as a % of sales	17.2%	15.7%	19.0%	15.7%	16.2%	18.5%	19.9%
Equipment & Consumables:
Sales	$341.5	$364.8	$310.9	$411.8	$361.2	$383.6	$318.1
Operating profit	31.1	29.2	(12.2)	56.7	36.9	42.9	(16.0)
Operating profit as a % of sales	9.1%	8.0%	(3.9)%	13.8%	10.2%	11.2%	(5.0)%

	Three-Month Period Ended
	December 31, 2017	September 29, 2017	June 30, 2017	March 31, 2017
Envista:
Sales	$758.8	$694.0	$702.6	$655.5
Gross profit	434.9	399.2	410.0	377.1
Operating profit	94.1	101.0	106.2	85.3
Gross profit as a % of sales	57.3%	57.5%	58.4%	57.5%
Operating profit as a % of sales	12.4%	14.6%	15.1%	13.0%
Specialty Products & Technologies:
Sales	$347.3	$310.1	$328.9	$324.3
Operating profit	62.2	52.1	66.8	64.9
Operating profit as a % of sales	17.9%	16.8%	20.3%	20.0%
Equipment & Consumables:
Sales	$411.5	$383.9	$373.7	$331.2
Operating profit	36.4	56.5	45.5	14.5
Operating profit as a % of sales	8.8%	14.7%	12.2%	4.4%

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

COMPREHENSIVE INCOME
Nine-Month Period Ended September 27, 2019 Compared to the Nine-Month Period Ended September 28, 2018
For the nine-month period ended September 27, 2019, comprehensive income decreased $8 million as compared to the comparable period in 2018. The decrease for the nine-month period ended September 27, 2019 was primarily due to lower net earnings, partially offset by lower foreign currency translation losses.
2018 Compared to 2017
Comprehensive income decreased $397 million in 2018 as compared to 2017, primarily due to a loss of $85 million from foreign currency translation adjustments in 2018 as compared to a translation gain of $252 million in 2017 as well as lower net earnings in 2018. Envista also recorded a gain on pension plan adjustments of $7 million for 2018 compared to a loss of $3 million for 2017.
2017 Compared to 2016
Comprehensive income increased $317 million in 2017 as compared to 2016, primarily due to increased net earnings and an increased gain from foreign currency translation adjustments compared to 2016. Envista recorded a foreign currency translation gain of $252 million for 2017 compared to a translation loss of $37 million for 2016. Envista also recorded a loss on pension plan adjustments of $3 million for 2017 compared to a loss of $2 million for 2016.
INFLATION
The effect of inflation on Envista’s sales and net earnings was not significant in the nine-month periods ended September 27, 2019 and September 28, 2018 or in any of the years ended December 31, 2018, 2017 or 2016.
LIQUIDITY AND CAPITAL RESOURCES
Before the Separation, Envista was dependent upon Danaher for all of its working capital and financing requirements under Danaher’s centralized approach to cash management and financing of its operations. Envista’s financial transactions were accounted for through its net parent investment account. Accordingly, none of Danaher’s cash, cash equivalents or debt has been assigned to Envista for the periods prior to the Separation.
As a result of the Separation, Envista no longer participates in Danaher’s cash management and financing operations. Envista management assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Envista continues to generate substantial cash from operating activities and believes that its operating cash flow and other sources of liquidity is sufficient to allow it to manage its capital structure on a short-term and long-term basis and continue investing in existing businesses and consummating strategic acquisitions.
Following is an overview of Envista’s cash flows and liquidity:

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Overview of Cash Flows and Liquidity

	Nine-Month Period Ended		Year Ended December 31
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Net cash provided by operating activities	$210.5	$210.5	$400.1	$359.1	$417.0

Cash paid for acquisitions	$—	$—	$—	$—	$(5.0)
Payments for additions to property, plant and equipment	(61.9)	(40.2)	(72.2)	(48.9)	(49.1)
Proceeds from sales of property, plant and equipment	1.6	—	—	0.1	0.9
All other investing activities	(2.3)	(0.3)	(3.3)	(6.1)	(6.2)
Net cash used in investing activities	$(62.6)	$(40.5)	$(75.5)	$(54.9)	$(59.4)

Proceeds from the public offering of common stock, net of issuance costs	$643.4	$—	$—	$—	$—
Consideration paid to Danaher in connection with the Separation	(1,950.0)	—	—	—	—
Net proceeds from borrowings	1,319.1	—	—	—	—
Net transfers to parent	(116.5)	(170.0)	(324.6)	(215.2)	(357.6)
Payment for purchase of noncontrolling interest and related transactions	—	—	—	(89.0)	—
All other financing activities	144.4	—	—	—	—
Net cash provided by (used in) financing activities	$40.4	$(170.0)	$(324.6)	$(304.2)	$(357.6)
Operating Activities
Cash flows from operating activities can fluctuate significantly from period-to-period as working capital needs and the timing of payments for income taxes, restructuring activities, pension funding and other items impact reported cash flows.
Net cash provided by operating activities was $211 million during the nine-month period ended September 27, 2019 and in the comparable period in 2018. There was less cash used by trade accounts receivables, lower levels of inventories and the timing of accrued expenses, partially offset by lower net earnings and higher levels of prepaid expenses and other assets on a year-over-year basis.
Investing Activities
Cash flows relating to investing activities consist primarily of cash used for capital expenditures. Capital expenditures are made primarily for increasing capacity, replacing equipment, supporting new product development and improving information technology systems.
Net cash used in investing activities increased by $22 million during the nine-month period ended September 27, 2019 as compared to the comparable period of 2018, primarily driven by expenditures to increase production capacity in the Specialty Products & Technologies segment and expenditures related to becoming a separate company.
Capital expenditures totaled $72.2 million in 2018, $48.9 million in 2017 and $49.1 million in 2016.
Financing Activities and Indebtedness
Cash flows relating to financing activities consist primarily of cash flows associated with the issuance of common stock, debt borrowings and transfers to Danaher prior to the Separation.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Financing activities provided cash of $40 million during the first nine months of 2019 compared to $170 million of cash used in the comparable period in 2018. The year-over-year increase in cash provided by financing activities is primarily due to the net proceeds from the Term Loan borrowings, net proceeds from the IPO and lower transfers to Danaher, net of the consideration paid to Danaher in connection with the Separation.
Envista borrowed approximately $1.3 billion under Senior Credit Facilities. The proceeds from the Term Loans and the IPO net proceeds of $643 million were paid to Danaher as partial consideration for Danaher’s transfer of the assets and liabilities of its Dental business to Envista.
For a description of Envista’s outstanding debt as of September 27, 2019 and the Senior Credit Facilities, refer to Note 6 to Envista’s unaudited consolidated and combined condensed financial statements in this prospectus. As of September 27, 2019, Envista was in compliance with all of its debt covenants.
Envista intends to satisfy any short-term liquidity needs that are not met through operating cash flow and available cash primarily through its Revolving Credit Facility.
As of September 27, 2019, Envista had no borrowings outstanding under the Revolving Credit Facility and it had the ability to incur an additional $250 million of indebtedness in direct borrowings under the Revolving Credit Facility.
2018 Compared to 2017
Net cash provided by operating activities increased $41.0 million during 2018 as compared to 2017. A reduction in net earnings was more than offset by a reduction in cash used for trade accounts receivables, inventories and accounts payable compared with the prior year. The aggregate of prepaid expenses and other assets, deferred taxes and accrued expenses also provided a higher source of cash in 2018 compared to 2017. The timing of various employer related liabilities, customer funding and accrued expenses drove the majority of this change. Net cash used in investing activities increased $20.6 million during 2018 as compared to 2017, due primarily to an increase in capital expenditures during 2018 to increase production capacity in the Specialty Products & Technologies segment. Net cash used in financing activities increased $20.4 million during 2018 as compared to 2017 as Envista returned more cash to Danaher in 2018 as compared to 2017 partially offset by cash paid for the purchase of a noncontrolling interest in 2017.
2017 Compared to 2016
Net cash provided by operating activities decreased $57.9 million during 2017 as compared to 2016. Cash inflows generated from higher net earnings were offset by higher levels of cash used for trade accounts receivables, inventories and accounts payable and lower cash provided by accrued expenses and other liabilities. The change in deferred income taxes reflects the non-cash reduction in U.S. deferred taxes resulting from the enactment of the TCJA. Net cash used in investing activities decreased $4.5 million during 2017 as compared to 2016, due primarily to less cash paid for acquisitions during 2017. Net cash used in financing activities decreased $53.4 million during 2017 as compared to 2016. Cash paid to purchase the remaining noncontrolling interest and settle other related liabilities associated with one of Envista’s prior business combinations and cash returned to Danaher constituted the most significant uses of cash in 2017.
Cash and Cash Requirements
Until the Separation, Envista was dependent upon Danaher for all of its working capital and financing requirements under Danaher’s centralized approach to cash management and financing of operations of its subsidiaries. Because Envista was part of Danaher for the periods prior to Separation, no cash, cash equivalents and borrowings were included in Envista’s audited combined financial statements as of December 31, 2018. For all periods prior to the Separation, other financial transactions relating to the business operations of Envista were accounted for through the net parent investment account of Envista. For additional information regarding Envista’s cash balances at September 27, 2019, see Note 1 to Envista’s unaudited consolidated and combined condensed financial statements in this prospectus.
As of September 27, 2019, Envista held $193 million of cash and cash equivalents that were held on deposit with financial institutions with an approximate weighted average annual interest rate of 1.0%. Of this amount, $31 million was held within the United States and $162 million was held outside of the United States. Envista will continue to have cash requirements to support working capital needs, capital expenditures and acquisitions, pay interest and service debt, pay taxes and any related interest or penalties, fund its restructuring activities and pension plans as required, pay dividends to stockholders, repurchase

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

shares of Envista’s common stock and support other business needs. Envista generally intends to use available cash and internally generated funds to meet these cash requirements, but in the event that additional liquidity is required, particularly in connection with acquisitions, Envista may also borrow under its Revolving Credit Facility, enter into new credit facilities or access the capital markets. Envista also may from time to time access the capital markets to take advantage of favorable interest rate environments or other market conditions.
While repatriation of some cash held outside the United States may be restricted by local laws, most of Envista’s foreign cash could be repatriated to the United States. Following enactment of the TCJA and the associated transition tax, in general, repatriation of cash to the United States can be completed with no incremental U.S. tax; however, repatriation of cash could subject Envista to non-U.S. jurisdictional taxes on distributions. The cash that Envista’s non-U.S. subsidiaries hold for indefinite reinvestment is generally used to finance foreign operations and investments, including acquisitions. The income taxes, if any, applicable to such earnings including basis differences in Envista’s foreign subsidiaries are not readily determinable. As of September 27, 2019, Envista management believes that it has sufficient sources of liquidity to satisfy its cash needs, including its cash needs in the United States.
Contractual Obligations
The following table sets forth, by period due or year of expected expiration, as applicable, a summary of Envista’s contractual obligations as of December 31, 2018 under (1) operating lease obligations, (2) purchase obligations and (3) other long-term liabilities reflected on Envista’s combined balance sheet under GAAP. Excluding the Senior Credit Facilities, there have been no material changes in Envista’s contractual obligations since December 31, 2018. The amounts presented in the “Other long-term liabilities” line in the table below include $27 million of noncurrent gross unrecognized tax benefits and related interest (and do not include $4 million of current gross unrecognized tax benefits which are included in the “Accrued expenses and other liabilities” line on Envista’s December 31, 2018 combined balance sheet). However, the timing of the long-term portion of these liabilities is uncertain, and therefore, they have been included in the “More Than 5 Years” column in the table below. Refer to Note 11 to Envista’s audited combined financial statements for additional information on unrecognized tax benefits. Certain of Envista’s acquisitions also involve the potential payment of contingent consideration. The table below does not reflect any such obligations, as the timing and amounts of any such payments are uncertain. Refer to “Off-Balance Sheet Arrangements” for a discussion of other contractual obligations that are not reflected in the table below.

($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Capital lease obligations	$—	$—	$—	$—	$—
Operating lease obligations (a)	196.2	36.3	55.1	43.8	61.0
Purchase obligations (b)	77.7	73.5	4.2	—	—
Other long-term liabilities reflected on Envista’s balance sheet under GAAP (c)	374.2	—	67.4	29.8	277.0
Total	$648.1	$109.8	$126.7	$73.6	$338.0
_________________________

(a)
As described in Note 13 to Envista’s audited combined financial statements, certain leases require Envista to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the table above. As discussed in Note 2 to Envista’s audited combined financial statements, Envista adopted Accounting Standards Codification (“ASC”) 842 related to lease accounting on January 1, 2019. Future minimum lease payments in the table above differ from the future lease liability recognized under ASC 842, as the lease liability recognized under ASC 842 discounts the lease payments while the minimum lease payments are not discounted. Additionally, ASC 842 allows a lessee to elect to combine or separate any non-lease components in an arrangement with the lease components for the calculation of the lease liability while the minimum lease payments exclude any non-lease components.

(b)
Consist of agreements to purchase goods or services that are enforceable and legally binding on Envista and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

(c)
Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, estimated environmental remediation costs, self-insurance and litigation claims, pension obligations, deferred tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.

During the nine-month period ended September 27, 2019, Envista entered into the Senior Credit Facilities. For a description of the Senior Credit Facilities, refer to Note 6 to Envista’s unaudited consolidated and combined condensed financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Off-Balance Sheet Arrangements
Guarantees and Related Instruments
The following table sets forth, by period due or year of expected expiration, as applicable, a summary of off-balance sheet commitments of Danaher, on Envista’s behalf, as of December 31, 2018. After the Separation and the IPO, such off-balance sheet commitments will become Envista’s contractual obligations.

	Amount of Commitment Expiration per Period
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees and related instruments	$75.7	$66.5	$1.7	$3.2	$4.3
Guarantees consist primarily of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure Envista’s obligations and/or performance requirements related to specific transactions.
Other Off-Balance Sheet Arrangements
In the normal course of business, Envista periodically enters into agreements that require Envista to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of Envista’s products or services or claims alleging that Envista’s products or services infringe third-party intellectual property. Envista has not included any such indemnification provisions in the contractual obligations table above. Historically, Envista has not experienced significant losses on these types of indemnification obligations.
Since December 31, 2018, there were no material changes to Envista’s off-balance sheet arrangements that would have a material impact on its consolidated and combined condensed financial statements.
Debt Financing Transactions
On September 20, 2019, Envista entered into the Credit Agreement with a syndicate of banks, pursuant to which Envista borrowed approximately $1.3 billion as of the date hereof, consisting of a three-year, $650 million senior unsecured term loan facility and a three-year, €600 million senior unsecured term loan facility, which is referred to as the “Term Loans.” The Credit Agreement also includes a five-year, $250 million senior unsecured multi-currency revolving credit facility, which is referred to as the “Revolving Credit Facility.” Pursuant to the Separation Agreement, all of the net proceeds of the Term Loans were paid to Danaher as partial consideration for the dental business that Danaher transferred to Envista.
The Credit Agreement requires Envista to maintain a Consolidated Leverage Ratio (as defined in the Credit Agreement) of 3.75 to 1.00 or less; provided that the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 for the four consecutive full fiscal quarters immediately following the consummation of any acquisition by Envista or any subsidiary of Envista in which the purchase price exceeds $100 million. The Credit Agreement also requires Envista to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.00 to 1.00. Borrowings under the Credit Agreement are prepayable at Envista’s option at any time in whole or in part without premium or penalty. Term Loans may not be reborrowed once repaid. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed from time to time prior to the maturity date. Envista has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the Revolving Credit Facility. The Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, limit or restrict Envista’s and/or Envista’s subsidiaries ability, subject to certain exceptions and qualifications, to incur liens or indebtedness, merge, consolidate or sell or otherwise transfer assets, make dividends or distributions, enter into transactions with Envista’s affiliates, and use proceeds of the debt financing for other than permitted uses. The Credit Agreement also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable. For additional information regarding the debt financing, please refer to the section entitled “Description of Certain Indebtedness of Envista.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Legal Proceedings
Please refer to Note 14 to Envista’s audited combined financial statements included in this prospectus for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, please refer to “Risk Factors—Risks Related to Envista’s Businesses.”
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Envista is exposed to market risk from changes in foreign currency exchange rates and commodity prices as well as credit risk, each of which could impact Envista’s consolidated and combined financial statements. Envista generally addresses Envista’s exposure to these risks through Envista’s normal operating activities.
Currency Exchange Rate Risk
Envista faces transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than Envista’s functional currency or the functional currency of Envista’s applicable subsidiary. Envista also faces translational exchange rate risk related to the translation of financial statements of Envista’s foreign operations into U.S. dollars, Envista’s functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, Envista is exposed to movements in the exchange rates of various currencies against the U.S. dollar. In particular, Envista has more sales in European currencies than Envista has expenses in those currencies. Therefore, when European currencies strengthen or weaken against the U.S. dollar, operating profits are increased or decreased, respectively. The effect of a change in currency exchange rates on Envista’s net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of stockholders’ equity.
Envista has generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales and net earnings in Envista’s consolidated and combined financial statements. In addition, Envista has assets and liabilities held in foreign currencies. A 10% depreciation in major currencies relative to the U.S. dollar as of December 31, 2018 would have reduced stockholders’ equity by approximately $214 million.
Credit Risk
Envista is exposed to potential credit losses in the event of nonperformance by counterparties to Envista’s financial instruments. Financial instruments that potentially subject Envista to credit risk primarily consist of receivables from customers. For additional information on Envista’s credit risk from customers, please refer to the section entitled “Business of Envista.”
Envista’s businesses perform credit evaluations of Envista’s customers’ financial conditions as appropriate and also obtain collateral or other security when appropriate.
Commodity Price Risk
For a discussion of risks relating to commodity prices, refer to “Risk Factors—Risks Related to Envista’s Businesses.”
CRITICAL ACCOUNTING ESTIMATES
Management’s discussion and analysis of Envista’s financial condition and results of operations is based upon Envista’s consolidated and combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. Envista bases these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.
Envista believes the following accounting estimates are most critical to an understanding of Envista’s financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period-to-period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to Envista’s audited combined financial statements.
Acquired Intangibles—Envista’s business acquisitions typically result in the recognition of goodwill, in-process R&D and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that Envista may incur. Refer to Notes 2, 4 and 7 to Envista’s audited combined financial statements for a description of Envista’s policies relating to goodwill, acquired intangibles and acquisitions.
In performing Envista’s goodwill impairment testing, Envista estimates the fair value of Envista’s reporting units primarily using a market-based approach. In evaluating the estimates derived by the market-based approach, management makes judgments about the relevance and reliability of the multiples by considering factors unique to Envista’s reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data as well as judgments about the comparability of the market proxies selected. In certain circumstances, Envista will also estimate fair value utilizing a discounted cash flow analysis (i.e., an income approach) in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected sales growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.
As of December 31, 2018, Envista had three reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. Management believes the impairment risk associated with these reporting units generally decreases as these businesses are integrated and better positioned for potential future earnings growth. Envista’s annual goodwill impairment analysis in 2018 indicated that in all instances, the fair values of Envista’s reporting units exceeded their carrying values and consequently did not result in an impairment charge. The excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of Envista’s reporting units as of the annual testing date ranged from approximately 15% to approximately 155%. In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, Envista applied a hypothetical 10% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of Envista’s reporting units ranged from approximately 5% to approximately 130%.
Envista reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Envista also tests intangible assets with indefinite lives at least annually for impairment. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. These analyses require management to make judgments and estimates about future sales, expenses, market conditions and discount rates related to these assets.
If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect Envista’s consolidated and combined financial statements. Historically, Envista’s estimates of goodwill and intangible assets have been materially correct.
Contingent Liabilities—As discussed in Note 14 to Envista’s audited combined financial statements, Envista is, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to Envista’s business (or the business operations of previously owned entities). Envista recognizes a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 14 to Envista’s audited combined financial statements. If the reserves Envista established with respect to these contingent liabilities are inadequate, Envista would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect Envista’s financial statements.
Revenue Recognition—On January 1, 2018, Envista adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance. Refer to Note 3 to Envista’s audited

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

combined financial statements and Note 2 to Envista’s unaudited consolidated and combined condensed financial statements for additional information on Envista’s adoption of this ASU.
Envista derives revenues from the sale of products and services to customers, which includes end-users and distributors. Revenue is recognized when control over the promised products or services is transferred to the customer in an amount that reflects the consideration that Envista expects to receive in exchange for those goods or services. In determining if control has transferred, Envista considers whether certain indicators of the transfer of control are present, such as the transfer of title, present right to payment, significant risks and rewards of ownership and customer acceptance when acceptance is not a formality. To determine the consideration that the customer owes Envista, Envista must make judgments regarding the amount of customer allowances and rebates, as well as an estimate for product returns. Refer to Note 2 to Envista’s audited combined financial statements for a description of Envista’s revenue recognition policies.
If Envista’s judgments regarding revenue recognition prove incorrect, Envista’s reported revenues in particular periods may be adversely affected. Historically, Envista’s estimates of revenue have been materially correct.
Corporate Allocations— Prior to the IPO Envista operated as part of Danaher and not as a separate, publicly traded company. Accordingly, certain shared costs have been allocated to Envista and are reflected as expenses in the accompanying financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to Envista for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Envista had operated as a separate, publicly traded entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that Envista will incur in the future. Refer to Note 17 to Envista’s audited combined financial statements and Note 11 to Envista’s unaudited consolidated and combined condensed financial statements for a description of Envista’s corporate allocations and related-party transactions.
Pension Plans—For a description of Envista’s pension accounting practices, refer to Note 10 to Envista’s audited combined financial statements. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, health care cost trend rates, mortality rates and other factors. If the assumptions used in calculating pension costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors) Envista’s financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans for 2018 would have increased the net obligation by $12 million ($9 million on an after-tax basis) from the amounts recorded in the financial statements as of December 31, 2018. A 50 basis point increase in the discount rates used for the plans for 2018 would have decreased the net obligation by $12 million ($9 million on an after-tax basis) from the amounts recorded in the financial statements as of December 31, 2018.
Envista’s plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan-by-plan basis based on the nature of the plan assets and ranged from 1.80% to 5.80%. If the expected long-term rate of return on plan assets for 2018 was reduced by 50 basis points, pension expense for the plans for 2018 would have increased $0.5 million ($0.4 million on an after-tax basis).
Income Taxes—For a description of Envista’s income tax accounting policies, refer to Notes 2 and 11 to Envista’s audited combined financial statements. Envista establishes valuation allowances for Envista’s deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. This requires management to make judgments and estimates regarding: (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could have an adverse impact on Envista’s financial statements.
Envista provides for unrecognized tax benefits when, based upon the technical merits, it is “more likely than not” that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. Envista re-evaluates the technical merits of Envista’s tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires.
On December 22, 2017, the TCJA was enacted, which substantially changed the U.S. tax system, including lowering the corporate tax rate from 35% to 21% (beginning in 2018). While the changes from the TCJA were generally effective

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

beginning in 2018, U.S. GAAP accounting for income taxes requires the effect of a change in tax laws or rates to be recognized in income from continuing operations for the period that includes the enactment date. Due to the complexities involved in accounting for the enactment of the TCJA, SAB No. 118 allowed Envista to record provisional amounts in earnings for the year ended December 31, 2017. Where reasonable estimates could be made, the provisional accounting was based on such estimates. When no reasonable estimate could be made, SAB No. 118 required the accounting to be based on the tax law in effect before the TCJA. Envista was required to complete Envista’s tax accounting for the TCJA when Envista had obtained, prepared and analyzed the information to complete the income tax accounting but no later than December 22, 2018. Envista completed Envista’s accounting for the tax effects of the enactment of the TCJA based on Envista’s interpretation of the new tax regulations and related guidance. The net tax effect to adjust the prior year provisional amounts was not material to Envista’s financial statements. Due to the complexity and recent issuance of these tax regulations, management’s interpretations of the impact of these rules could be subject to challenge by the taxing authorities. Some or all of these judgments are also subject to review by the IRS. If the IRS were to successfully challenge Envista’s right to realize some or all of the tax benefit Envista has recorded, or Envista’s interpretation of the law regarding certain items, or if the amount of the Transition Tax or other tax liabilities are understated, it could have a material adverse effect on Envista’s financial statements.
In addition, certain of Danaher’s tax returns are currently under review by tax authorities (refer to “—Results of Operations—Income Taxes” and Note 11 to Envista’s audited combined financial statements).
An increase of 1.0% in Envista’s 2018 nominal tax rate would have resulted in an additional income tax provision for the year ended December 31, 2018 of $3 million.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards impacting Envista, refer to Note 2 to Envista’s audited combined financial statements in this prospectus.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

BUSINESS OF ENVISTA
Overview
Envista is one of the largest global dental products companies with significant market positions in some of the most attractive segments of the dental products industry, including implants, orthodontics and digital imaging technologies. Envista develops, manufactures and markets one of the most comprehensive portfolios of dental consumables, equipment and services to dental professionals covering an estimated 90% of dentists’ clinical needs for diagnosing, treating and preventing dental conditions as well as improving the aesthetics of the human smile. Envista’s operating companies, Nobel Biocare Systems, Ormco and KaVo Kerr, serve more than 1 million dentists in over 150 countries through one of the largest commercial organizations in the dental products industry and through Envista’s dealer partners. Innovation is a core part of Envista’s strategy and Envista believes that in 2018, Envista’s research and development expenditure of $172 million was one of the highest R&D spends in the dental products industry. Envista’s business is deeply rooted in the Danaher operating culture, with an executive officer team that has over 50 collective years of service with Danaher leading a team of over 12,000 employees. In 2018, Envista generated total sales of $2,845 million, of which approximately 70% were derived from sales of consumables, services and spare parts.
As a platform of Danaher Corporation, Envista was built through the acquisition and integration of over 25 leading dental businesses and brands over the course of more than 15 years. Since 2016, Envista has leveraged the Danaher Business System, now known at Envista as the Envista Business System (“EBS”) to consolidate Envista’s operating companies into three operating companies and significantly transformed Envista’s business. EBS is a set of growth, lean and leadership-focused tools and processes that differentiates Envista and underpins Envista’s competitive advantage. The application of EBS has reduced costs and business complexity, freeing up resources that Envista has invested in research and development for new product development focusing on implants, digital imaging and workflow solutions, and aligners as well as growing Envista’s direct sales infrastructure, especially in high-growth markets.
Envista estimates that the global dental products industry generated approximately $23 billion in sales in 2018. It is estimated that implant systems, orthodontics and digital imaging accounted for more than $10 billion of this amount and ranked among the fastest growing segments in the industry. The digitization of dental practices globally is transforming the way dentists diagnose and treat patients, leading to better clinical outcomes. In addition, Envista believes future growth in the dental industry will be driven by an aging population, the current underpenetration of dental procedures, especially in high-growth markets, improving access to complex procedures due to increasing technological innovation, and an increasing demand for cosmetic dentistry.
Envista is a leading dental provider in high-growth markets. In 2018, Envista generated 23% of Envista’s sales from high-growth markets, which have grown from $542 million in 2016 to $655 million in 2018. Envista’s growing scale in these markets has been driven by strategic investments in underpenetrated markets, such as the Greater China region, where Envista had sales of $213 million in 2018 and currently has a commercial organization of more than 400 employees. Envista is also replicating key elements of Envista’s Greater China region strategy in other high-growth markets to benefit from the future growth potential associated with expanding access to dental care in these regions.
Envista’s commercial organization includes over 3,000 employees with deep clinical, product and workflow expertise who interact with customers on a daily basis. Envista is also a leading global provider of clinical training to enhance patient access to high-quality dental care, reaching over 100,000 dental professionals annually through more than 4,000 training and education events Envista directly organizes. Through Envista’s trusted brands, innovative product offerings and comprehensive customer service, Envista has established strong relationships globally with key constituencies, including DSOs, dental specialists, general dentists, and dental laboratories. Envista believes the continuing expansion of Envista’s global commercial organization will provide Envista with significant opportunities for future growth as Envista increases its penetration in various geographic markets.
Envista’s operating companies have a long history of innovation in their respective product categories. Envista has cumulatively spent $487 million on R&D in the three years ended December 31, 2018. With over 800 R&D employees, Envista believes it has one of the largest R&D organizations in the dental products industry. Envista targets its R&D efforts to address Envista’s customers’ unmet needs and Envista’s commercial scale gives Envista deep insight into all fields of dentistry. Through Envista’s increased investments in R&D, Envista has accelerated multiple new product development initiatives, such as the DTX software suite, the N1 implant system, and Spark Aligners, each of which is discussed in more detail below.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista’s business is operated through two segments: Specialty Products & Technologies, which is comprised of Envista’s Nobel Biocare Systems and Ormco operating companies, and Equipment & Consumables, which is comprised of Envista’s KaVo Kerr operating company.
Specialty Products & Technologies
Envista’s Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products. Envista typically markets these products directly to end-users through Envista’s commercial organization, and approximately 90% of Envista’s 2018 sales for this segment were direct sales. In 2018, Envista’s Specialty Products & Technologies segment generated $1,370 million of sales, representing year-over-year core sales growth of 3.5%. In 2018, 44% of segment sales were derived from North America, 25% from Western Europe, 7% from other developed markets, and 24% from high-growth markets. Sales of consumables, services and spare parts comprised approximately 95% of segment sales in 2018. This segment is comprised of two operating companies:

•
Nobel Biocare Systems: is a world leader in the field of innovative implant-based dental restorations offering over 3,000 products and enabling dentists to deliver single-tooth to full-mouth restorations. Envista’s well-known brands include Nobel BiocareTM, Alpha Bio TecTM, Implant DirectTM, Logon, Nobel ProceraTM and OrascopticTM. Envista’s success is built upon over 60 years of clinical experience with osseointegration, the biological process of human bone adhering to a titanium implant. As the pioneer of implant science grounded in clinical research, Envista has introduced a number of solutions that have become widely adopted in the premium implant industry. The most recent example of Envista’s innovation leadership is Envista’s upcoming implant system, N1, which Envista believes, if authorized for sale, will simplify the implant procedure. Envista’s range of premium implants offered through Nobel Biocare together with Envista’s Value Implant businesses (Alpha Bio Tec, Implant Direct and Logon) covers a broad range of price points in the market.

•
Ormco: is a leading manufacturer and provider of advanced orthodontic technology and services. Envista’s well-known brands include OrmcoTM, InsigniaTM, AOATM and Spark. For over 50 years, Ormco has provided orthodontic professionals with high quality, innovative products backed by educational support to enhance the lives of their patients. Envista’s broad range of products includes brackets and wires, aligners and digital treatment solutions, offering practitioners a comprehensive set of treatment options to optimize patient outcomes. Having historically focused on brackets and wires, Ormco launched its clear aligner system Spark in Australia and New Zealand in 2018 and received a 510(k) clearance for the U.S. market in October 2018.

Equipment & Consumables
Envista’s Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; handpieces and associated consumables; treatment units and other dental practice equipment; endodontic systems and related consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products. In 2018, Envista’s Equipment & Consumables segment generated $1,475 million of sales. In 2018, 50% of segment sales were derived from North America, 22% from Western Europe, 6% from other developed markets, and 22%

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

from high-growth markets. Envista distributes its Equipment & Consumables segment products primarily through Envista’s channel partners, representing approximately 90% of sales in this segment in 2018.
This segment is comprised of Envista’s KaVo Kerr operating company, which was established in 2016 through the combination of two of Envista’s leading dental products businesses, KaVo and Kerr, each with more than a 100-year history of innovation in dental equipment and consumables. Envista’s well-known brands include KaVoTM, DexisTM, i-CAT, GendexTM, NomadTM, Pelton & CraneTM, KerrTM, PentronTM, OptibondTM, HarmonizeTM, SonicfillTM, Sybron EndoTM and CaviWipesTM. Envista was the pioneer in 2D/panoramic and 3D imaging, and has one of the largest installed bases of dental imaging devices in the industry with over 150,000 imaging devices currently utilized in dental practices. End-users of Envista’s imaging devices can utilize Envista’s new diagnostics and treatment planning software suite DTX to access all clinical patient images in one place, using one software system from image acquisition through treatment delivery. Throughout the diagnostic and treatment process, DTX enables efficient collaboration with treatment partners such as other dentists or laboratories.
Envista’s History and Transformation
Envista’s History
As a platform of Danaher Corporation, Envista was built through the acquisition and integration of over 25 leading dental businesses and brands over the course of more than 15 years. Envista believes its business today has one of the most comprehensive offerings in the dental products industry. Envista organizes its operating companies in a way that leverages long histories of brand leadership across their respective product categories. Envista initiated business realignment efforts starting in 2016, which has helped improve alignment of Envista’s product and commercial strategies, allows Envista to better meet the needs of a broad set of customers, and facilitates an efficient and effective innovation pipeline.
The following table summarizes select key acquisitions to date:

Equipment & Consumables		Specialty Products & Technologies		
Year	Equipment & Imaging	Consumables	Orthodontics	Implants	Key product categories
2004	GENDEX				■ Imaging
2004	KaVo				■ Instruments, treatment units
2005	DEXIS				■ Imaging
2005	Pelton & Crane				■ Treatment units
2006		Kerr KerrTotalCare SybronEndo Metrex	Ormco		■ Wires & brackets, restorative consumables, endodontics, infection prevention
2007	i-CAT				■ Imaging
2008		PENTRON			■ Restorative consumables
2009		Axis			■ Rotary burs
2009	INSTRUMENTARIUM SOREDEX				■ Imaging
2010				IMPLANT DIRECT (75%)	■ Value implants
2012	NOMAD				■ Imaging
2014		DUX DENTAL			■ Restorative consumables, infection prevention
2014				Nobel Biocare	■ Premium implants
2017				IMPLANT DIRECT (25%)	■ Value implants

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista’s Transformation Strategy
Envista’s strategic focus is comprised of three key elements, which are based on the EBS strategic areas of Lean, Growth and Talent.

•
“Establish a Strong Foundation”: Beginning in 2016, Envista consolidated Envista’s operating companies, reduced Envista’s manufacturing sites from 44 to 33, consolidated almost 150 sales offices into less than 80, streamlined Envista’s R&D organization, and centralized Envista’s direct and indirect procurement organizations. Since 2016, Envista has realized total cost savings of more than $90 million through improvements in manufacturing processes, procurement initiatives and reduction of business complexity. These savings have helped drive incremental investments in commercial and R&D resources.

•
“Reinvest for Growth”: Streamlining Envista’s business operations has allowed Envista to increase Envista’s commercial organization by more than 10% since 2016, to now over 3,000 employees globally, including an increase of Nobel Biocare Systems’ direct sales force by over 15% in 2018 compared to 2016. To help drive more sustainable and predictable sales growth, Envista realigned Envista’s KaVo Kerr organization to centrally manage Envista’s distributor relationships, and Envista changed Envista’s sales incentive compensation program, which is now driven by end customer sales.

•	“Pursue Long-Term Market Leadership”: Over the last three years, Envista has invested significant resources in areas Envista believes will help drive long-term market leadership:

•
Software: Envista has more than doubled Envista’s population of software engineers from 2015 to 2018 and are now centrally managing the development of digital dentistry and software application solutions across Envista’s operating companies. Envista has developed Envista’s new Diagnostic and Treatment Planning Software DTX to meet the growing demands for digital connectivity of dental practices.

•
Implants: Envista increased Envista’s R&D expenditures in Nobel Biocare Systems by over 10% in 2018 compared to 2016, which accelerated the development of new implant systems and navigated surgery systems. These innovations target increased adoption of implants that Envista believes can grow Envista’s market share.

•
High-Growth Markets: Envista is one of the largest dental product providers in the Greater China region with approximately 900 employees, including over 400 commercial employees and fully localized R&D, product management, operations, regulatory affairs, sales and marketing, and customer service resources. Envista has built a business that generated less than $30 million in sales in 2011 to one that generated $213 million in sales in 2018. Envista is replicating key elements of Envista’s Greater China region strategy in other high-growth regions, such as Latin America, Asia Pacific, Eastern Europe and Russia.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista’s Industry
Envista believes the global dental products industry is an attractive and growing sector within healthcare with estimated total product sales of approximately $23 billion in 2018, which Envista estimates has grown at an average, annual mid-single digit rate over the last three years. While the U.S. represents a significant portion of the global dental products market, Envista has also been focused on building significant scale in high-growth markets. Within the global dental products industry, Envista believes segments such as Imaging, Implants and Orthodontics will grow at a more rapid pace than the overall market. Envista believes future growth of the dental products industry will be driven by an aging population, the current underpenetration of dental procedures, especially in high-growth markets, improving access to complex procedures due to increasing technological innovation, an increasing demand for cosmetic dentistry, and growth of DSOs, which are expected to drive increasing penetration and access to care globally. The table below provides a summary of the key characteristics of the product segments for which Envista develops, manufactures and distributes dental products.
Source: Management estimates, iData, public reports

(a)	Represents estimated 2018 industry size in USD billions

(b)	Represents estimated growth over last three years; “MSD” refers to a mid-single digit annual growth rate; “LSD” refers to a low-single digit annual growth rate.
While both equipment and consumables represent significant expenditures for dental service providers, the sales dynamics for each differ. The sale of equipment depends on both technological advancements and dentists’ willingness to invest in new technologies. On the other hand, consumables are more dependent on patient volume. Envista believes large multi-category manufacturers that provide broad portfolio of equipment and consumables have more recession-resilient product portfolios and can gain meaningful competitive advantage over their peers as larger customers increasingly seek package deals, and digital dentistry adoption creates links between different products in the dental practitioners’ offices.
While the U.S. represents a significant portion of the global dental products industry, Envista has also been focused on building significant scale in high-growth markets. Prevalence and penetration of treatments is largely tied to socio-economic factors such as availability and affordability of care. Envista expects improving economic conditions and increased consumer disposable income in high-growth markets, as well as advancements in technological innovation that reduces complexity, cost and increases efficiency, will help drive penetration of dental care in these under-served markets.
Key Segments Within the Dental Products Industry

•
Imaging: Imaging (both x-ray and other visualization solutions) is considered the entry-point for many dental diagnostic exams and subsequent treatments. The rapid adoption of digital technologies in the imaging segment has transformed dental practices and has increased access to care as well as the quality of care delivered to patients. Envista believes enhanced connectivity amongst different types of dental imaging/diagnostic equipment and integration with downstream treatment planning and treatment delivery solutions will further improve dental workflows and lead to better treatment outcomes. Envista estimates that today, digital x-rays are utilized in 80-90% of U.S. dentist offices, while 10 years ago utilization was less than 50%. 3D Imaging and standalone Intraoral Scanners have also enjoyed rapid adoption in the U.S. and Envista estimates both product categories have 20-30% penetration rates today, from less than 5% utilization 10 years ago. In high-growth markets, especially the Greater

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

China region, digital penetration has also been rapid. Envista believes digitalization and connectivity will continue to drive high growth in this segment.

•
Implants: The implant industry is significant and enjoys higher margins and growth than the overall dental products market. The U.S. and high-growth markets like the Greater China region, represent key growth drivers for this industry. In the U.S., implant penetration far lags other developed markets such as Germany, Spain and Italy. In China, the prevalence of severe tooth loss is higher than in the U.S., while implant penetration is far below the U.S. Envista expects product innovation and increased affordability to help drive future growth in high-growth markets.

Local Implant Penetration Factors	Italy	Spain	Germany	U.S.	Japan	China
Implant penetration by 10,000 people	212	201	132	75	37	4
Prevalence of severe tooth loss (in millions)	3.5	3.9	8.2	21.3	14.0	35.0
Source: iData, Kassebaum et al. J. Dent. Research 96(4), 2017

•
Orthodontics: Traditional wires and brackets systems continue to be the preferred choice in complex and young adult cases, due to their better clinical outcomes. In recent years, clear aligners have become an increasingly popular treatment option and are expected to grow at a significantly faster pace than traditional metal wires and brackets. Clear aligners are aesthetically pleasing and clinically proven to be effective in less severe cases, which combined with technological advancements that have significantly increased the number of providers offering orthodontic treatments, have expanded the addressable market for orthodontic procedures. Envista estimates that clear aligners represented approximately 12% of orthodontic case volume in 2018 but are expected to represent at least 20% of case volume by 2021. Going forward, Envista believes this product segment will continue to grow at a high pace as aesthetics become increasingly important to patients.

Growth Drivers
Envista believes that many product offerings in Envista’s core business are underpenetrated globally and present a significant opportunity for growth through the continued penetration of Envista’s differentiated products. Beyond Envista’s core business, there are also a number of adjacent dental products, which Envista believes provide an opportunity to further grow and expand Envista’s product offerings in the future.
Envista believes continued growth in both the global dental industry and global dental products market will be driven by a variety of factors, including:

•
An aging population. According to the United Nations, in 2017 there were nearly 1 billion people aged 60 or over in the world, comprising 13% of the global population. By 2050, that number is expected to double to approximately 2 billion people and comprise 22% of the world’s population, largely driven by aging in low and middle-income countries. With the aging of the population, prevalence of dental conditions, including edentulism (full tooth loss), dry mouth, root and coronal caries, and periodontitis, increases. According to the World Health Organization - World Health Survey, generally between 20-30% of people over 60 years are suffering from edentulism. As the global population continues to age, Envista believes older patients will help drive increased demand for dental products and services.

•
The current underpenetration of dental procedures, especially in high-growth markets. According to the Global Economy and Development Working Paper 100 of the Brookings Institution, it is estimated that between 2015 and 2030, the middle class population in high-growth markets will grow by approximately 1.5 billion people, from 2.0 billion to 3.5 billion. This major demographic shift is generating a large, new customer base with increased access to dental products and services along with the resources to pay for them. According to the World Health Organization, the number of dentists in China is less than 10 per 100,000 people compared to 60 in the U.S. and 85 in Germany. The expansion of training opportunities for dental professionals in high-growth markets is also leading to increased patient awareness and access to premium dental products and procedures, further facilitating the market’s growth.

•
Improving access to complex procedures due to increasing technological innovation. The market for digital dental solutions has grown substantially in recent years due to increased demand from dentists and dental professionals for

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

increased efficiency and better product workflows, with rapid adoption of these technologies not only in the U.S. and Europe, but also in high-growth markets. Digital dental solutions enhance the workflow of dentists from diagnostics to treatment. Providing better diagnostics allows dentists to more effectively treat patient needs, often at lower cost. Beyond diagnostics, digital dental solutions are also increasingly being utilized in implant, orthodontic and restorative treatment planning. This simplifies case planning and execution, which is especially relevant for newer dentists (e.g., DSO associates and dentists in high-growth markets) as technology helps to de-skill complex procedures, and increase outcome predictability.

•
An increasing demand for cosmetic dentistry. Increased awareness of the importance of oral health maintenance and increasing consumer focus on cosmetic dentistry continues to act as a meaningful growth driver for the global dental industry. Orthodontic procedures are increasingly aesthetically driven as evidenced by the rapid adoption of clear aligners. Envista believes aesthetically-driven patients seeking an increasing number of tooth replacement procedures and teeth straightening procedures will continue to drive the demand for dental implants and aligners.

•
Growth of DSOs, which are expected to drive increasing penetration and access to care globally. In the U.S. and globally, increasing demand for dental services has driven the growth of alternative care delivery networks. DSOs in the U.S. are focused on underserved markets such as the mid-west and rural areas where access to general as well as complex dental care is relatively underpenetrated. Globally, growth of private insurance as well as private provider networks provide access to more complex procedures that are not covered under social insurance. Envista believes the continued growth of these care delivery networks will increase demand for dental products and more complex procedures which require more advanced technologies.

Envista’s Competitive Strengths
Envista believes it has significant competitive strengths, including:

•
Brand leadership with a long track record and strong brand recognition. Envista built Envista’s business around brands, with long histories of innovation and strong brand recognition in the dental products market. The founder of Envista’s Nobel Biocare Systems operating company introduced the world’s first dental implant and Nobel Biocare Systems has since become a world leader in the field of innovative implant-based dental restorations. Envista’s Ormco operating company has over 50 years of distinguished history providing orthodontists with high quality, innovative products. Ormco products have received over 25 industry awards since 2013, for excellence in design and service. Multiple brands within Envista’s KaVo Kerr operating company have more than 100 years of history in dental products. Envista believes the long history and leadership of Envista’s well-known brands in the dental products industry enhances Envista’s connections with both patients and providers, and supports Envista’s strong market position.

•
Comprehensive portfolio with leadership in key attractive segments. Envista believes it has one of the most comprehensive offerings in the industry, enabling Envista to be a vendor of choice for many dental practitioners, dental laboratories, distributors and DSOs. The breadth and depth of Envista’s product offerings address an estimated 90% of dentists’ clinical needs from consumables to digital equipment solutions. Envista’s catalog of products covers the spectrum from value-focused products to premium brands, allowing providers to fully address patient needs in different market segments. Within Envista’s product portfolio, Envista believes it is one of the largest manufacturers in implants and orthodontics and has one of the largest installed bases of imaging devices. Envista’s broad product offering positions Envista particularly well to serve the needs of DSOs, which have been one of the fastest growing segments of Envista’s customer base.

•
Global commercial reach. Envista’s operating companies serve more than 1 million dentists in over 150 countries through one of the largest customer-facing sales teams in the dental products industry and through Envista’s dealer partners. In 2018, Envista generated 56% of Envista’s sales from markets outside of the U.S. Envista has more than 3,000 employees in Envista’s global commercial organization, most of whom hold deep clinical expertise and interface with practitioners daily. Envista’s Nobel Biocare Systems and Ormco businesses, which primarily sell direct to dental professionals, employ over 2,000 of these sales employees. In addition, Envista reaches dentists via a network of over 1,000 global distribution partners. Envista believes its diverse sales channels, global manufacturing and distribution, and local market knowledge help Envista to better address Envista’s customer needs. Envista is also a leading global provider of clinical training to enhance patient access to high-quality dental

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

care, reaching over 100,000 dental professionals annually through more than 4,000 training and education events Envista directly organizes.

•
Strong position in high-growth markets, particularly in the Greater China region. Envista has successfully grown Envista’s business in high-growth markets; these markets represented 23% of Envista’s total sales in 2018. In particular, Envista has increased Envista’s sales in the Greater China region from less than $30 million in 2011 to $213 million in 2018. Envista has built one of the largest dental products businesses in the Greater China region, with approximately 900 employees (including more than 400 sales personnel), three manufacturing operations and a fully localized infrastructure with dedicated R&D, product management, operations, regulatory affairs, sales and marketing, and customer service resources. Envista’s China offices cover all Tier 1/Tier 2 cities (tier designations are based on population, commercial resources/activity, GDP and various other factors, with Tier 1 cities representing the largest cities). With this structure, Envista believes that Envista is well positioned to capture additional share in the growing Chinese dental products industry. Given Envista’s success in the Greater China region, Envista is replicating key elements of this strategy in other high growth regions such as Latin America, Asia Pacific, Eastern Europe and Russia.

•
Track record of innovation. Envista’s operating companies have a long track record of successful innovation, having pioneered many new dental product categories since their inception. With $487 million of cumulative R&D investment in the three years ended December 31, 2018, Envista has supported Envista’s significant market positions in the industry with what Envista believes is one of the highest levels of R&D investment in the dental products industry. Envista’s strong commercial infrastructure allows Envista to obtain insights into unmet needs at the practitioner level and translate them into differentiated products. Envista’s focus on innovation has yielded many differentiated products over the years, such as Envista’s NobelActive dental implants, Envista’s Damon passive self-ligating orthodontic wires and brackets, and Envista’s i-CAT 3D imaging system. Envista is continuing this legacy of innovation with Envista’s upcoming N1 implant system and Envista’s new Spark clear aligners and DTX clinical software ecosystem for KaVo’s imaging solutions. Envista’s new product development activities are complemented by externally sourcing technologies through a broad network of partnerships, collaborations, and investments involving third-party research institutions, universities and innovative start-up companies.

•
Envista Business System. Envista believes its deep-rooted commitment to EBS helps drive Envista’s success and market leadership and differentiates Envista in the dental products industry. EBS encompasses not only lean tools and processes, but also methods for driving growth, innovation and leadership. Within the EBS framework, Envista pursues a number of ongoing strategic initiatives relating to customer insight generation, product development and commercialization, efficient sourcing, and improvement in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.

•
Experienced management team with extensive Danaher and dental industry experience. Envista’s executive officer team has extensive dental industry experience, with over 50 years of collective service with Danaher and a proven track record of applying EBS to execute on Envista’s strategic and operational goals. Under their leadership, Envista has undertaken a significant transformation to better position Envista’s business for organic and inorganic growth and diversify Envista’s sales globally. Envista believes its management team will continue to drive growth and profitability in Envista’s business in the future.

Envista’s Business Strategy
Envista’s strategy is to maximize stockholder value through several key initiatives:

•
Build upon Envista’s strong portfolio of leading brands and commercial scale. Envista believes the long history and leadership of Envista’s well-known brands in the dental products industry enhances Envista’s connections with both patients and providers and supports Envista’s strong global market position. Envista expects to continue Envista’s significant investments in expanding Envista’s global commercial reach and footprint especially in Envista’s direct businesses. Envista is planning to expand Envista’s clinical training and education infrastructure to further increase Envista’s brand loyalty, deepen Envista’s relationships with dental practitioners and further enhance patient access to high quality dental care. Envista believes these investments better position Envista to effectively meet the needs of Envista’s customers, particularly the growing DSO segment, which value a comprehensive, end-to-end product offering with the ability to roll out new technologies and procedure-focused trainings at scale.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
Invest in underpenetrated high-growth markets globally. 56% of Envista’s sales were generated outside the U.S. in 2018, including 23% of Envista’s 2018 sales generated in high-growth markets. In 2018, Envista had $213 million in sales in the Greater China region, representing one of the largest dental products businesses in the region. Envista expects to continue to invest in the Greater China region as Envista believes it will be a strong growth driver for Envista’s business in the future. Envista has succeeded in the Greater China region by harnessing Envista’s existing go-to-market infrastructure, building familiarity with local customer needs and regulations, and establishing dedicated locally-based management resources. Envista is replicating key elements of this strategy in other high-growth regions, such as Latin America, Asia Pacific, Eastern Europe, and Russia.

•
Continue to drive growth in Envista’s implants franchise. The dental implant market enjoys higher margins and faster growth than the overall dental products market. In the U.S., which is Envista’s largest geographic market, implant penetration lags significantly behind other Western European markets, such as Germany, Spain and Italy. Envista believes it has an approximately 20% share of the $5 billion global implants segment and will continue to invest in Envista’s global commercial footprint and product innovation to grow Envista’s strong position in the underpenetrated dental implant market.

•
Maintain a strong market leadership position through innovation that Envista’s customers value. Envista’s operating companies have a long history of innovation in their respective product categories. As Envista seeks to continue to improve Envista’s business and drive increased cash flow, Envista expects to strategically invest in innovation in order to better serve Envista’s customers. Envista will focus Envista’s new product introductions on driving growth in attractive core segments, such as innovative implant systems and clear aligners, and on building differentiation in imaging and digital dentistry.

•
Drive continuous improvement and margin expansion through EBS. Envista has been successful in the past in driving continuous improvements and margin expansion through the application of EBS to grow Envista’s free cash flow. Envista continues to pursue a number of ongoing strategic initiatives across Envista’s operating companies relating to efficient sourcing and improvements in manufacturing and back-office support, all with a focus on continually improving quality, delivery, cost, growth and innovation.

•
Deploy capital through acquisitions and investments. Envista sees many opportunities for capital deployment in Envista’s core businesses, as well as in attractive adjacencies. Envista intends to drive stockholder value by deploying capital to acquire or invest in other businesses that strategically fit into or extend Envista’s product offering into new or attractive adjacent markets. Based on Envista’s experience of acquiring more than 25 businesses over the last 15 years, Envista believes it can successfully acquire and integrate businesses to further build upon Envista’s scale and market leadership.

Envista’s Business Segments
The table below describes the percentage of Envista’s total annual sales attributable to each of Envista’s segments over each of the three years ended December 31, 2018. For additional information regarding sales, operating profit and identifiable assets by segment, please refer to Note 16 in Envista’s audited combined financial statements included elsewhere in this prospectus.

	2018	2017	2016
Specialty Products & Technologies	48%	47%	45%
Equipment & Consumables	52%	53%	55%
Specialty Products & Technologies
Envista’s Specialty Products & Technologies segment, consisting of Envista’s Nobel Biocare Systems and Ormco operating companies, develops, manufactures and markets dental implant systems, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products. Envista has a strong direct relationship with Envista’s customers through a sales force of more than 2,000 employees. In 2018, direct sales to end-users represented approximately 90% of segment sales and sales from consumables, services and spare parts comprised approximately 95% of

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

segment sales. Envista believes strong industry fundamentals and new product introductions in this segment will continue to drive substantial growth for Envista.
Nobel Biocare Systems
Nobel Biocare Systems is a world leader in the field of innovative implant-based dental restoration, offering a comprehensive portfolio of products to treat a wide range of conditions, from a single missing tooth to fully edentulous patients. As the pioneer of implant science grounded in clinical research, Envista has introduced a number of solutions that have become widely adopted in the premium implant industry. Envista’s comprehensive product offering includes dental implant systems, guided surgery systems, biomaterials, prefabricated and custom-built prosthetics and dental eye loupes, marketed under a variety of brands, including Nobel Biocare, Alpha Bio Tec, Implant Direct, Nobel Procera and Orascoptic. Envista also offers a comprehensive education program to fully train Envista’s broad range of clinical customers, from clinicians performing basic implant procedures to the most advanced practitioners, with the goal of enhancing patient access to high-quality dental care. Customers of Nobel include oral surgeons, prosthodontists and periodontists.
The table below provides a summary description of key products and brands offered by Nobel Biocare Systems products:

Product	Image	Description	Initial market introduction
NobelActive		■ Bone level tapered dental implant system with high primary stability for immediate placement	2008
Nobel Procera customized prosthetics		■ Customized crowns, bridges and other dental prosthetics produced using CAD/CAM technology	Various years
Regenerative solutions		■ Safe and reliable solutions for guided bone and tissue regeneration procedures (membranes, bone grafts, wound dressings)	2014
X-Guide		■ Guided surgery system with dynamic 3D navigation ■ Designed to improve the precision and accuracy of implant position, angle, and depth	2017
DTX Studio Implant DTX Studio Lab		■ Software enabling precise implant planning according to the desired prosthetic outcome ■ Software enabling tooth or implant based prosthetic restoration planning	2018
N1		■ Bone level tapered dental implant system ■ Designed to simplify the implant procedure	TBD

Nobel has a long history of innovation, which includes both the first documented case of a titanium implant placement in a human and introduction of the concept of living bone adhering to an artificial implant (known as osseointegration). Today, Nobel offers several implant systems and is integrating them with the DTX suite of software applications described below. Currently, NobelActive is Envista’s top implant system in terms of sales and number of placements. NobelActive offers high primary stability allowing patients to receive and use prosthetics the same day as the implant is placed. Through Envista’s Implant Direct, Alpha Bio Tec and Logon value implant businesses, Envista also offers a variety of implant systems that cover a broad range of price points in the market.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Since being acquired by Danaher in 2014, Nobel has focused on reinvigorating its product offerings and has released over 30 new products. Among these are, the comprehensive software packages ‘DTX Studio Implant,’ which is used for treatment planning of dental implants, and ‘DTX Studio Lab,’ which is used for prosthetics treatment planning. These software packages are now integrated in Envista’s broader DTX software suite, which also will include the new ‘DTX Studio Clinic’ software package to be offered with KaVo imaging devices. With DTX, clinicians can use one software ecosystem from image acquisition and diagnosis to treatment planning, implant surgery, and restoration planning and placement, as well as collaborate with treatment partners such as other dentists or laboratories on one digital platform. Envista believes this will enable significant clinical workflow efficiencies and more predictable clinical outcomes.
In addition, Envista believes Nobel’s N1 implant system, if authorized for sale, will become the most significant product launch to date for Nobel. Nobel has submitted a 510(k) application for part of the N1 product portfolio to the FDA and the FDA has accepted the submission for substantive review. Nobel is conducting the required testing and validation with respect to the remainder of the N1 product portfolio and anticipates submitting 510(k) applications in the coming months. N1’s unique site preparation method was created with the goal to reduce complexity and streamline workflows during implant and restorative procedures. Experience gained from clinical use of this new concept over nearly two years has suggested that it may be more efficient than currently used drilling protocols, because the N1 treatment protocol uses a maximum of two drills operating at 50 rotations per minute (“RPMs”) (compared to the typical and currently employed treatment protocol of five-to-six drills at approximately 1,000 RPMs), which Envista believes, if cleared, will make the treatment simpler for clinicians and creates less bone trauma for patients.
Ormco
Ormco is a leading manufacturer and provider of advanced orthodontic technology and services designed to move malpositioned teeth and jaws. Ormco products include brackets and wires, clear aligners, digital orthodontic treatments, retainers, and other orthodontic laboratory products, and are marketed under the Ormco, Insignia, AOA and Spark brands. Ormco also offers a comprehensive education system to fully train Envista’s clinical customers from basic to the most advanced, with the goal of enhancing patient access to high-quality dental care. Customers of Ormco are primarily orthodontists.
The table below provides a summary description of key products and brands offered by Ormco:
Ormco is a leader in passive self-ligating metal brackets, marketed as the Damon System. Passive self-ligation is a method of moving teeth using a fraction of the force levels required by brackets that utilize ligatures. In 2017, Ormco launched its next generation product, DQ2TM, which offers twice the rotational control as the predecessor bracket, allowing for optimal precision, predictability and efficiency. Ormco also offers the Insignia digital orthodontic system as well as a variety of other orthodontic products, including twin brackets, clear brackets, wires and auxiliary components.
In 2018, Ormco commercially launched Spark in Australia and New Zealand. Spark is a clear aligner system designed for mild to complex malocclusion that is made with TruGEN™, the latest generation of aligner material. It is designed to deliver higher sustained force retention for efficiency and a high level of transparency for aesthetics. Spark aligners are also designed with polished, scalloped edges to enhance patient comfort and are stain resistant. Currently, Spark is commercially available only in Australia and New Zealand. Spark has also received FDA 510(k) clearance in the U.S. Envista believes that Spark will provide growth opportunities for Envista’s orthodontic business over the next several years.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Equipment & Consumables
Envista’s Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; handpieces and associated consumables; treatment units and other dental practice equipment; endodontic systems and related consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products. Products in this segment are sold primarily through dental distributors, with approximately 90% of segment sales for the year ended December 31, 2018 made through Envista’s channel partners in 2018. Sales from consumables, services and spare parts comprised approximately 50% of segment sales in 2018.
The segment is organized as one operating company, KaVo Kerr, with products broadly categorized as dental equipment under the KaVo umbrella brand and dental consumables under the Kerr umbrella brand.
KaVo
KaVo’s broad offering of dental equipment is used in dental offices, clinics and hospitals. The business was primarily established through Danaher’s acquisition of KaVo and Gendex in 2004 and PaloDExTM Group Oy in 2009, but also includes products from numerous other acquisitions. Envista’s equipment products are marketed under a variety of brands, including Dexis, Gendex, i-CAT, KaVo, and Pelton & Crane.
The table below provides a summary description of key products and brands offered by KaVo:
KaVo has one of the largest installed bases of dental imaging devices in the industry and Envista holds a leading position in 3D imaging through the i-CAT and KaVo brands. The i-CAT FLX V17 is the business’ latest 3D CBCT offering and features a wide range of field of views, enabling a clinician to capture high quality images of the full oral-facial complex at high resolution with low radiation. This helps clinicians to more effectively treat orthodontics, complex oral surgery, implantology and airway cases. Beginning in 2017, KaVo launched the OP3DTM family, a scalable modular imaging system, providing clinicians with the flexibility to upgrade to the latest 3D imaging technology as they expand their capabilities and grow their practices. Envista’s Dexis brand is an industry leader in intraoral X-Ray digital sensors, which provide two-dimensional images of the mouth. The newly launched Dexis TitaniumTM is Envista’s flagship sensor and captures high quality images with low radiation and has advanced durable materials that make it highly reliable.
The ‘DTX Studio Clinic’ software package will be offered on most KaVo imaging products, allowing dental professionals to store and access a broad variety of clinical patient images (e.g., 2D/3D/IOS/pictures) in one place. In combination with the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Nobel Biocare Systems ‘DTX Studio Implant’ and ‘DTX Studio Lab’ software packages, clinicians can use one software ecosystem from image acquisition and diagnosis to treatment planning, implant surgery and restoration planning and placement, as well as collaborate with treatment partners such as other dentists or laboratories on one digital platform. Envista believes this will enable significant clinical workflow efficiencies and more predictable clinical outcomes.
KaVo is also a leader in the production of dental handpieces, which are used in nearly all disciplines of dentistry. Envista believes KaVo handpieces are known for high quality and high performance and are available with air-driven or electrical power. Additionally, KaVo has a substantial service and warranty business for instruments and imaging products. Finally, through the KaVo and Pelton & Crane brands, Envista offers equipment units which consist of dental treatment units and other dental office equipment.
Kerr
Kerr markets a broad offering of general dental consumables that are used in dental offices, clinics and hospitals. The business was primarily established through Danaher’s acquisition of Sybron Dental Specialties in 2006, as well as numerous other acquisitions. Kerr products are marketed under a variety of brands, including Kerr, MetrexTM, Sybron Endo, Total Care and Pentron.
The table below provides a summary description of key products and brands offered by Kerr:
Kerr’s products have strong brand and product recognition across most consumables categories, including restorative, endodontics, and infection control. Envista offers several products designed to repair and restore fractured or otherwise damaged teeth. The SonicFill composite bulk fill system replaces conventional time-consuming, multi-stage layering techniques with a single fill system that eliminates a liner or final capping layer. Kerr also offers cements and bonding agents, including the leading OptiBondTM line of products. Kerr Endodontics offers a variety of products used in the endodontic workflow which help clinicians to locate, shape, clean and fill root canals. Kerr also produces curing lights and other consumables including impression materials, burs, amalgams and waxes under several brands. Finally, through Envista’s Metrex brand, Envista has a significant position within infection prevention products, which include the CaviWipes and CaviCideTM product lines.
International Operations
Envista is a global dental company. Envista’s products and services are available worldwide, and Envista’s principal markets outside the U.S. are in Europe, Asia, the Middle East and Latin America. In 2018, Envista generated 48% of Envista’s sales in North America, 23% of Envista’s sales in Western Europe, 23% of Envista’s sales in high-growth markets and 6% of Envista’s sales in other developed markets.
Envista also has operations around the world, and this geographic diversity allows Envista to draw on the skills of a worldwide workforce, provides greater stability to Envista’s operations, allows Envista to drive economies of scale, provides sales streams that may help offset economic trends that are specific to individual economies and offers Envista an opportunity

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

to access new markets for products. In addition, Envista believes that Envista’s future growth depends in part on Envista’s ability to continue developing products and sales models that successfully target high-growth markets.
The manner in which Envista’s products and services are sold outside the U.S. differs by business and by region. Most of Envista’s sales in non-U.S. markets are made by Envista’s subsidiaries located outside the U.S., though Envista also sells directly from the U.S. into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, Envista generally sells through representatives and distributors.
As of September 20, 2019, Envista operated 33 manufacturing facilities, including one in Latin America and four in Asia Pacific. In the Greater China region, Envista has approximately 900 employees, including over 400 sales personnel, with a full localized infrastructure of R&D, product management, operations, regulatory affairs, sales and marketing, and customer service resources.
Information about the effects of foreign currency fluctuations on Envista’s business is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista.” For a discussion of risks related to Envista’s non-U.S. operations and foreign currency exchange, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Sales and Distribution
Typical customers and end-users of Envista’s products include general dentists, dental specialists, orthodontists, dental hygienists, dental laboratories and other oral health professionals, including DSOs, as well as educational, medical and governmental entities and third-party distributors. These customers choose dental products based on the factors described under the section entitled “Business of Envista - Competition.”
In 2018, Envista distributed approximately 51% of Envista’s products through third-party distributors. Certain highly technical products, such as dental implant systems, orthodontic appliances, dental technology equipment, dental laboratory equipment and consumables, and endodontic instruments and materials are typically sold directly to dental professionals and dental laboratories.
One customer, Henry Schein, accounted for approximately 14%, 15% and 16% of Envista’s sales, and approximately 8%, 11% and 16% of Envista’s accounts receivable balance in 2018, 2017 and 2016, respectively. In the third quarter of 2017, Envista terminated Henry Schein’s exclusive right to distribute Envista’s Dexis and i-CAT imaging equipment and services in the U.S. and Canada. Since that time, Envista has expanded the distribution of Dexis and i-CAT imaging equipment and services in the U.S. and Canada to certain other distributors. Other than Henry Schein, no single customer accounted for more than 10% of combined sales in 2018, 2017 or 2016. By its terms, Envista’s master distribution agreement with Henry Schein, which covers distribution of KaVo Kerr products in the U.S. and Canada, is currently scheduled to expire on December 31, 2019, unless the parties mutually agree to extend the agreement.
While a sizable portion of Envista’s sales are derived from distributors, most of Envista’s marketing and advertising activities are directed towards the end-users of Envista’s products (e.g., dentists, hygienists and other oral health professionals, DSOs, laboratories and universities). In addition to Envista’s marketing efforts, as noted above, Envista conducts significant training and education programs globally for these end-users to enhance patient access to high-quality dental care. In these programs, Envista’s employees and/or experts in the respective clinical fields demonstrate the proper use of Envista’s products. Envista maintains educational and consulting relationships with key experts who assist Envista in developing new products, new indicated uses for Envista’s products and educational programs for health care providers and consumers. Envista also maintains educational and consulting relationships with dental associations around the world.
Research and Development
Envista invests substantially in the development of new products. Envista conducts research and development activities for the purpose of designing and developing new products and applications that address customer needs and emerging trends, as well as enhancing the functionality, effectiveness, ease of use and reliability of Envista’s existing products. Envista’s research and development efforts include internal initiatives as well as collaborations with external parties such as research institutions, dental and medical schools and initiatives that use licensed or acquired technology. Envista expects to continue investing in research and development at a rate consistent with Envista’s past practice, with the goal of maintaining or improving Envista’s competitive position, and entering new markets.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista generally conducts research and development activities on a business-by-business basis, primarily in North America, the Middle East, Asia and Europe. Envista anticipates that it will continue to make significant expenditures for research and development as Envista seeks to provide a continuing flow of innovative products to maintain and improve Envista’s competitive position. For a discussion of the risks related to the need to develop and commercialize new products and product enhancements, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.” Customer-sponsored research and development was not significant in 2018, 2017 or 2016.
Intellectual Property
Envista owns numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property owned by others. Although in aggregate Envista’s intellectual property is important to Envista’s operations, Envista does not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any segment or to the business as a whole. Envista’s products and technologies are protected by more than 2,700 granted patents. From time to time Envista engages in litigation to protect Envista’s intellectual property rights. For a discussion of risks related to Envista’s intellectual property, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.” All capitalized brands and product names throughout this document are trademarks owned by, or licensed to, Danaher or Envista, as the case may be.
Employee Relations
As of December 31, 2018, Envista employed approximately 12,800 persons, of whom approximately 3,500 were employed in the U.S. and approximately 9,300 were employed outside of the U.S. Of Envista’s U.S. employees, approximately 100 were hourly-rated, unionized employees. Outside the U.S., Envista has government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of Envista’s employees are represented by unions and/or works councils. For a discussion of risks related to employee relations, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Materials
Envista’s manufacturing operations employ a wide variety of raw materials, including metallic-based components, electronic components, chemicals, plastics and other petroleum-based products, and prices of oil and gas also affect Envista’s costs for freight and utilities. Envista purchases raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. Envista utilizes a number of techniques to address potential disruption in and other risks relating to Envista’s supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources. During 2018, Envista had no raw material shortages that had a material effect on Envista’s business. For a further discussion of risks related to the materials and components required for Envista’s operations, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Competition
Envista believes that Envista is a leader in many of Envista’s served markets. Although Envista’s businesses generally operate in highly competitive markets, Envista’s competitive position cannot be determined accurately in the aggregate or by segment, since none of Envista’s competitors offer all of the same product and service lines and serve all of the same markets as Envista does. Because of the range of the products and services Envista sells and the variety of markets Envista serves, Envista encounters a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than Envista is in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. Envista faces increased competition in a number of Envista’s served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. Key competitive factors vary among Envista’s businesses and product and service lines, but include the specific factors noted above with respect to each segment and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Seasonal Nature of Business
Based on historical experience, Envista generally has more sales in the second half of the calendar year than in the first half of the calendar year, with the first quarter typically having the lowest sales of the year. Based on historical customer buying patterns, Envista generally has more sales in the fourth quarter than in any other quarter of the year, driven in particular by capital spending in Envista’s Equipment & Consumables segment. As a result of this seasonality in sales, profitability in Envista’s Equipment & Consumables segment also tends to be higher in the second half of the year. There are no assurances that these historical trends will continue in the future.
Working Capital
Envista maintains an adequate level of working capital to support Envista’s business needs. There are no unusual industry practices or requirements relating to working capital items in either of Envista’s reportable segments. In addition, Envista’s sales and payment terms are generally similar to those of Envista’s competitors.
Backlog
Envista defines backlog as firm orders from customers for products and services where the order will be fulfilled in the next 12 months. Backlog as of December 31, 2018 and 2017 was $92 million and $103 million, respectively.
A large majority of the unfilled orders as of December 31, 2018 were delivered to customers within three months of such date. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of Envista’s products and the shortening of product life cycles, Envista believes that backlog is indicative of short-term sales performance but not necessarily a reliable indicator of medium or long-term sales performance.
Government Contracts
Although the substantial majority of Envista’s sales in 2018 was from customers other than governmental entities, Envista has agreements relating to the sale of products to government entities. As a result, Envista is subject to various statutes and regulations that apply to companies doing business with governments. For a discussion of risks related to government contracting requirements, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Regulatory Matters
Envista faces extensive government regulation both within and outside the U.S. relating to the development, manufacture, marketing, sale and distribution of Envista’s products, software and services. The following sections describe certain significant regulations that Envista is subject to. These are not the only regulations that Envista’s businesses must comply with. For a description of risks related to the regulations that Envista’s businesses are subject to, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Medical Device Regulations
Most of Envista’s products are classified as medical devices and are subject to restrictions under domestic and foreign laws, rules, regulations, self-regulatory codes, circulars and orders, including, but not limited to, the U.S. Food, Drug, and Cosmetic Act (the “FDCA”). The FDCA requires these products, when sold in the U.S., to be safe and effective for their intended uses and to comply with the regulations administered by the FDA. The FDA regulates the design, development, research, preclinical and clinical testing, introduction, manufacture, advertising, labeling, packaging, marketing, distribution, import and export and record keeping for such products. Certain medical device products are also regulated by comparable agencies in non-U.S. countries in which they are produced or sold.
Unless an exemption applies, the FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a Section 510(k) premarket notification clearance or a premarket approval (“PMA”) before introducing it into the U.S. market. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista’s products are either classified as Class I or Class II devices in the U.S. Most of Envista’s Class II and certain of Envista’s Class I devices are marketed pursuant to 510(k) pre-marketing clearances. The FDA also enforces additional regulations regarding the safety of X-ray emitting devices that Envista currently markets. The process of obtaining a Section 510(k) clearance generally requires the submission of performance data and clinical data, which in some cases can be extensive, to demonstrate that the device is “substantially equivalent” to a device that was on the market before 1976 or to a device that has been found by the FDA to be “substantially equivalent” to such a pre-1976 device. A predecessor device is referred to as “predicate device.” As a result, FDA clearance requirements may extend the development process for a considerable length of time.
Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained.
In addition, all dental amalgam filling materials, including those manufactured and sold by Envista, contain mercury. Various groups have alleged that dental amalgam containing mercury is harmful to human health and have actively lobbied state, federal and foreign lawmakers and regulators to pass laws or adopt regulatory changes restricting the use, or requiring a warning against alleged potential risks, of dental amalgams. The FDA, the National Institutes of Health and the U.S. Public Health Service have each indicated that there are no demonstrated direct adverse health effects due to exposure to dental amalgam. In response to concerns raised by certain consumer groups regarding dental amalgam, the FDA formed an advisory committee in 2006 to review peer-reviewed scientific literature on the safety of dental amalgam. In July 2009, the FDA concluded its review of dental amalgam, confirming its use as a safe and effective restorative material for adults and children ages six and above. Also, as a result of this review, the FDA classified amalgam and its component parts, elemental mercury and powder alloy, as a Class II medical device. Previously there was no classification for encapsulated amalgam, and dental mercury (Class I) and alloy (Class II) were classified separately. This regulation placed encapsulated amalgam in the same class of devices as most other restorative materials, including composite and gold fillings, and made amalgam subject to special controls by the FDA. In that respect, the FDA recommended that certain information about dental amalgam be provided, which includes information indicating that dental amalgam releases low levels of mercury vapor, and that studies on people ages six and over as well as FDA estimated exposures of children under six, have not indicated any adverse health risk associated with the use of dental amalgam. After the FDA issued this regulation, several petitions were filed asking the FDA to reconsider its position. Another advisory panel was established by the FDA to consider these petitions. Hearings of the advisory panel were held in December 2010. The FDA has taken no action indicating a change in its position as of the date of this prospectus.
Additionally, some groups have asserted that the use of dental amalgam should be prohibited because of concerns about environmental impact from the disposition of mercury within dental amalgam, which has resulted in the sale of mercury containing products being banned in Sweden and severely curtailed in Norway. In the U.S., the Environmental Protection Agency proposed in September 2014 certain effluent limitation guidelines and standards under the Clean Water Act to help cut discharges of mercury-containing dental amalgam to the environment. The rule would require affected dentists to use best available technology (amalgam separators) and other best management practices to control mercury discharges to publicly-owned treatment works. Similar regulations exist in Europe and in February 2016, the European Union adopted a ratification package regarding the United Nations Minamata Convention on Mercury, proposing rules restricting the use of dental amalgam to the encapsulated form and requiring the use of separators by dentists. Envista recommends adherence to the American Dental Association’s Best Management Practices for Amalgam Waste and include this recommendation in its dental amalgam packaging. Envista also manufactures and sells non-amalgam dental filling materials that do not contain mercury.
Any devices Envista manufactures and distributes are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions. As a medical device manufacturer, all of Envista’s manufacturing facilities are subject to inspection on a routine basis by the FDA. Envista is required to adhere to the Current Good Manufacturing Practices (“cGMP”) requirements, as set forth in the Quality Systems Regulation (“QSR”), which require, manufacturers,

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process.
Envista must also comply with post-market surveillance regulations, including medical device reporting, or MDR, requirements which require that Envista review and report to the FDA any incident in which Envista’s products may have caused or contributed to a death or serious injury. Envista must also report any incident in which Envista’s product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur.
Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
In the European Union, Envista’s products are subject to the medical device laws of the various member states, which are currently based on a Directive of the European Commission. However, the EU has adopted the EU Medical Device Regulation (the “EU MDR”) which imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. Manufacturers of currently approved medical devices will have until May 2020 to meet the requirements of the EU MDR. Complying with the EU MDR will require modifications to Envista’s quality management systems, additional resources in certain functions and updates to technical files, among other changes, which Envista anticipates in aggregate will cost less than $15 million in each of 2019 and 2020.
Other Healthcare Laws
In addition to the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar anti-bribery laws, Envista is also subject to various health care related laws regulating fraud and abuse, research and development, pricing and sales and marketing practices and the privacy and security of health information, including the U.S. federal regulations described below. Many states, foreign countries and supranational bodies have also adopted laws and regulations similar to, and in some cases more stringent than, the U.S. federal regulations discussed above and below.

•
The Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or in part under a federal health care program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
HIPAA prohibits knowingly and willfully (1) executing, or attempting to execute, a scheme to defraud any health care benefit program, including private payors, or (2) falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the Federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

•
The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

•
The federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
The Open Payments Act requires manufacturers of medical devices covered under Medicare, Medicaid or the Children’s Health Insurance Program with specific exceptions to record payments and other transfers of value to a broad range of healthcare providers (including dentists) and teaching hospitals and to report this data as well as ownership and investments interests held by the physicians described above and their immediate family members to the Department of Health and Human Services (“HHS”) for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with health care professionals.

Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers. Analogous U.S. state laws and regulations, such as state anti-kickback and false claims laws, also may apply to Envista’s business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. Further, there are state laws that require medical device manufacturers to comply with the voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
For a discussion of risks related to regulation by the FDA and comparable agencies of other countries, and the other regulatory regimes referenced above, please refer to section entitled “Risk Factors.”
Healthcare Reform
In the U.S. and certain foreign jurisdictions, there have been, and Envista expects there will continue to be, a number of legislative and regulatory changes to the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. For example, in the U.S., in March 2010, the PPACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers and significantly affected the healthcare industry. The PPACA imposes on medical device manufacturers a 2.3% excise tax on U.S. sales of certain medical devices. The excise tax has been suspended until the end of 2019, but absent further legislative action will be reinstated beginning in 2020. Since its enactment, there have been judicial, Congressional and executive challenges to certain aspects of the PPACA, and Envista expects there will be additional challenges and amendments to the PPACA in the future.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for medical products. Individual states in the U.S. have also become increasingly active in implementing regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing.
Coverage and Reimbursement
Dental procedures and products are often paid for out-of-pocket. For products where third-party coverage and reimbursement is available, sales will depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products and services and, in international markets, many countries have instituted price ceilings on specific products and therapies. Price ceilings, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce dentist usage and patient demand for the product.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Data Privacy and Security Laws
Medical device manufacturers may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, or PHI, than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.
The GDPR, enforceable as of May 25, 2018, imposes many requirements for covered businesses (controllers and processors) of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data and additional obligations when Envista contracts third-party processors in connection with the processing of the personal data. The GDPR allows EU member states certain flexibility to make additional laws and regulations concerning the same issues, including, for example, further limiting the processing of genetic, biometric or health data.
Environmental Laws and Regulations
Envista’s operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. In addition, certain of Envista’s products are regulated by the U.S. Environmental Protection Agency and comparable state regulatory agencies. For a discussion of the environmental laws and regulations that Envista’s operations, products and services are subject to and other environmental contingencies, please refer to Note 14 to Envista’s audited combined financial statements included in this prospectus as well as the discussion above relating to dental amalgam. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Export/Import Compliance
Envista is required to comply with various U.S. export/import control and economic sanctions laws, including the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on U.S. foreign policy and national security considerations, and the import regulatory activities of the U.S. Customs and Border Protection. Other nations’ governments have implemented similar export and import control regulations, which may affect Envista’s operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to the section entitled “Risk Factors—Risks Related to Envista’s Businesses.”
Properties
Envista’s corporate headquarters are located in Brea, California in a facility that Envista leases. As of December 31, 2018, Envista’s facilities included approximately 42 significant office, research and development, manufacturing and distribution facilities. 17 of these facilities are located in the U.S. in seven states and 25 are located outside the U.S. in 13 other countries, primarily in Europe and to a lesser extent in Asia, the rest of North America, Latin America and the Middle East. These facilities cover approximately 4.7 million square feet, of which approximately 2.8 million square feet are owned and approximately 1.9 million square feet are leased. Particularly outside the U.S., facilities often serve more than one business segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.
Envista considers Envista’s facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. Envista believes its properties and equipment have been well-maintained. Please refer to Note 13 to Envista’s audited combined financial statements and Note 3 to Envista’s unaudited consolidated and combined condensed financial statements included in this prospectus for additional information with respect to Envista’s lease commitments.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Legal Proceedings
Envista is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to Envista’s business. Please refer to Note 14 to Envista’s audited combined financial statements and Note 11 to Envista’s unaudited consolidated and combined condensed financial statements in this prospectus for more information.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT OF ENVISTA
Executive Officers
The following table sets forth information, as of October 18, 2019, regarding Envista’s executive officers, followed by a biography of each executive officer.

Name	Age	Position
Amir Aghdaei	61	President and Chief Executive Officer; Director
Curt W. Bludworth	52	Senior Vice President and Chief Human Resources Officer
Patrik Eriksson	52	Senior Vice President
Hans Geiselhöringer	51	Senior Vice President
Jeffrey S. Kappler	40	Senior Vice President
Mischa M. Reis	47	Senior Vice President, Strategy and Corporate Development
Howard H. Yu	47	Senior Vice President and Chief Financial Officer
Mark E. Nance	51	Senior Vice President, General Counsel and Secretary
Amir Aghdaei has served as Envista’s President and Chief Executive Officer and as a director on Envista’s board of directors (the “Envista Board”) since May 2019. Prior to that, Mr. Aghdaei served in multiple leadership roles since joining Danaher in 2008, including as Vice President - Group Executive since 2011 and with responsibility for Danaher’s Dental business since July 2015. Before joining Danaher, Mr. Aghdaei served in a variety of international leadership roles with Hewlett-Packard Company, Agilent Technologies Inc. and Credence Systems Corporation. Mr. Aghdaei brings to Envista an in-depth knowledge of Danaher’s Dental business and extensive international experience, which is particularly important given Envista’s global footprint.
Curt W. Bludworth has served as Envista’s Senior Vice President and Chief Human Resources Officer since September 2019. Prior to that, Mr. Bludworth served as Vice President-Human Resources for Danaher’s Dental business since January 2015, after serving as Vice President-Human Resources of Tektronix, then a subsidiary of Danaher, from September 2011 to December 2014.
Patrik Eriksson has served as Envista’s Senior Vice President since September 2019. Prior to that, Mr. Eriksson served in various leadership roles for Danaher’s Dental business since October 2012, including as President of the KaVo and Kerr businesses since January 2018 and President of the Ormco business from January 2014 to December 2017.
Hans Geiselhöringer has served as Envista’s Senior Vice President since September 2019. Prior to that, Mr. Geiselhöringer served in various leadership roles for Danaher’s Dental business since Danaher’s acquisition of Nobel Biocare in 2014, including as President of the Nobel Biocare business since January 2016.
Jeffrey S. Kappler has served as Envista’s Senior Vice President since September 2019. Prior to that, Mr. Kappler served in various leadership roles for Danaher’s Dental business since January 2015, including as President of the Ormco business since October 2018. Mr. Kappler joined Danaher in December 2007 and held a variety of positions at Danaher, including as Business Unit Manager of Veeder-Root, then a subsidiary of Danaher, from March 2012 to December 2015.
Mischa M. Reis has served as Envista’s Senior Vice President, Strategy and Corporate Development since September 2019. Prior to that, Mr. Reis served as Vice President, Business Development & Strategy of Danaher’s Dental business since October 2012.
Howard H. Yu has served as Envista’s Senior Vice President and Chief Financial Officer since May 2019. Prior to that, Mr. Yu served as Chief Financial Officer of the Nobel Biocare business from September 2017 to January 2019 and Chief Financial Officer of the Ormco business from September 2014 to September 2017. Mr. Yu joined Danaher in 2011 and held a variety of positions at Danaher, including as Vice President, Financial Planning & Analysis of Beckman Coulter, Inc., a Danaher subsidiary, from January 2012 to September 2014.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Mark E. Nance has served as Envista’s Senior Vice President, General Counsel and Secretary since September 2019. Prior to that, Mr. Nance served as the Chief Legal Officer of INSYS Therapeutics, Inc. from October 2018 to July 2019 and Special Advisor to FIPRA International, Ltd. from July 2017 to July 2019. Prior to joining INSYS Therapeutics, Inc., Mr. Nance served as the Senior Vice President and Global General Counsel of Mylan N.V., General Counsel of GE Healthcare Medical Diagnostics and GE Healthcare Life Sciences and the Vice President, Corporate Development of Integrated Nano-Technologies, LLC. In addition, Mr. Nance has held various other leadership positions and roles in other companies and in government, including the U.S. Federal Trade Commission.
Directors
The following table sets forth information, as of October 18, 2019, regarding the members of the Envista Board, followed by a biography of each such individual.

Name	Age	Position
Amir Aghdaei	61	President and Chief Executive Officer; Director
Allison F. Blackwell	55	Director
Wendy Carruthers	51	Director
Jonathan O. Clark	59	Director
William K. Daniel II	54	Director
Daniel J. Houghton	56	Director
Scott Huennekens	55	Chairman; Director
Daniel A. Raskas	53	Director
Christine Tsingos	61	Director
The biography of Amir Aghdaei is set forth under the section entitled “—Executive Officers.”
Allison F. Blackwell has served as a director on the Envista Board since September 2019. Ms. Blackwell has served as Vice President-Human Resources for DH Diagnostics LLC, Danaher’s Diagnostics platform, since October 2018, after serving in a series of senior human resource-related roles since joining Beckman Coulter, Inc. in 2007.  Danaher acquired Beckman Coulter in 2011.  Ms. Blackwell’s broad and extensive experience in human resources leadership roles, and her prior experience working with Beckman Coulter’s Board of Directors and Compensation Committee when it was a public company, give her particular insight into talent acquisition, development, compensation and retention, which represent key strategic imperatives for Envista.
Wendy Carruthers has served as a director on the Envista Board since September 2019. Ms. Carruthers has served as Senior Vice President of Human Resources at Boston Scientific Corporation, a medical device manufacturer, since December 2012 after serving in a series of progressively more responsible human resources roles since joining Boston Scientific in 2004, including as Vice President of Human Resources for Europe, Middle East and Africa from January 2006 to December 2010. A native of the United Kingdom, Ms. Carruthers’ international background and broad experience in the areas of executive compensation and talent management are particularly valuable to the Envista Board as international expansion and talent acquisition, development, compensation and retention are critical strategic objectives for Envista.
Jonathan O. Clark has served as a director on the Envista Board since September 2019. Mr. Clark has served in a series of progressively more responsible marketing and general management positions since joining Danaher in 2002, including most recently as Senior Vice President - High Growth Markets since August 2015 and as Senior Vice President- Asia Pacific from January 2014 to August 2015.  Mr. Clark’s international leadership roles and extensive experience living and working abroad in Europe, Asia and the Middle East offer important perspectives in light of Envista’s global footprint and strategic plans to grow Envista’s business globally.
William K. Daniel II has served as a director on the Envista Board since May 2019. Mr. Daniel has served as Executive Vice President of Danaher Corporation since 2008 and currently oversees Danaher’s Diagnostics and Dental segments. He also served as Vice President-Group Executive from 2006, when he joined Danaher, until 2008. Prior to joining Danaher, Mr. Daniel served in a variety of general management positions at ArvinMeritor, Inc., a manufacturer of automobile components, including most recently as Senior Vice President. Mr. Daniel’s broad operating experience and in-depth knowledge of

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Danaher’s Dental business and of EBS are particularly valuable to the Envista Board given the nature of Envista’s business portfolio and the critical role of EBS in Envista’s strategy.
Daniel J. Houghton has served as a director on the Envista Board since September 2019. Mr. Houghton has served as a Group CFO within the Danaher organization since September 2015, with finance oversight responsibility for Danaher’s Dental segment from September 2015 to September 2018.  Since joining a subsidiary of Danaher in 1995 after working for a global public accounting firm, he has served in a series of progressively more responsible finance and accounting positions within the Danaher organization.  Mr. Houghton brings to Envista extensive knowledge and experience in the areas of finance and accounting, areas of critical importance to Envista as a large, global public company, as well as extensive knowledge of the dental industry and Envista’s business.
Scott Huennekens has served as Chairman of the Envista Board since September 2019. Mr. Huennekens served as President, Chief Executive Officer and Chairman of the Board of Directors of Verb Surgical, Inc., a medical equipment manufacturer, from August 2015 to January 2019. Prior to this role, Mr. Huennekens served as President and Chief Executive Officer of Volcano Corporation, a medical device company, from 2002 to February 2015, and as President and Chief Executive Officer of Digirad Corporation, a diagnostic imaging centers company, from 1999 to 2002. Mr. Huennekens is currently a member of the Board of Directors of NuVasive, Inc. and ViewRay, Inc., and within the past five years has served as a director of Reva Medical Inc., EndoChoice Holdings, Volcano Corporation and Bellerophon Therapeutics Inc. Mr. Huennekens brings to Envista an extensive background in the medical device field and significant tenure leading public companies as both Chairman and CEO, which positions him to provide to Envista strategic market insights as well as deep leadership experience.
Daniel A. Raskas has served as a director on the Envista Board since May 2019. Mr. Raskas has served as Senior Vice President - Corporate Development of Danaher Corporation since 2010 after serving as Vice President - Corporate Development from 2004, when he joined Danaher, until 2010. Prior to joining Danaher, Mr. Raskas was a Managing Director for Thayer Capital Partners, a private equity investment firm. Mr. Raskas’ corporate development and private equity experience give him particular insight into acquisition strategy, which represents a key strategic opportunity for Envista.
Christine Tsingos has served as a director on the Envista Board since September 2019. Ms. Tsingos served as Executive Vice President and Chief Financial Officer at Bio-Rad Laboratories, Inc., a manufacturer of life science research and clinical diagnostics products, from 2002 to May 2019. Ms. Tsingos is also currently a member of the Board of Directors of each of Nanometrics Incorporated and Varex Imaging Corporation. Ms. Tsingos brings to Envista deep finance and accounting leadership as well as substantial audit committee experience, which are areas of critical importance for Envista as a large, global and complex public company.
Composition of Board
The Envista Board consists of nine members and is divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. The class I directors, whose terms will expire at the 2020 annual meeting of Envista’s stockholders, are Ms. Blackwell and Messrs. Clark and Houghton. The class II directors, whose terms will expire at the 2021 annual meeting of Envista’s stockholders, are Mses. Carruthers and Tsingos and Mr. Huennekens. The class III directors, whose terms will expire at the 2022 annual meeting of Envista’s stockholders, are Messrs. Aghdaei, Daniel and Raskas.
Controlled Company Exemption
Upon the completion of the Exchange Offer, it is expected that Envista will no longer be controlled by Danaher and therefore will no longer qualify for the “controlled company” exemption under the corporate governance rules of the NYSE. Envista is permitted under the rules and regulations of the NYSE to take advantage of a customary “phase-in” period to comply with the corporate governance rules of the NYSE, including by having the Envista Board composed of a majority of independent directors and having fully independent Nominating and Governance Committee and fully independent Compensation Committee within one year of the date on which of Envista no longer qualifies for the “controlled company” exemption. The Nominating and Governance Committee and the Compensation Committee must be composed of a majority of independent members within 90 days of the date on which Envista no longer qualifies for the “controlled company” exemption. Accordingly, Envista will change, as needed, the composition of its Audit Committee, Nominating and Governance Committee and Compensation Committee following the completion of the Exchange Offer, including as new members join

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the Envista Board, to ensure that members of such board committees are independent within the time periods prescribed in the rules and regulations of the SEC and NYSE.
Director Independence
The Envista Board has determined that Mses. Carruthers and Tsingos and Mr. Huennekens are independent directors under the applicable rules of the NYSE. Mr. Huennekens will serve as independent Chairman of the Envista Board.
The Envista Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.
Committees of the Board of Directors
Audit Committee. The Audit Committee of the Envista Board (the “Audit Committee”) is currently composed of Messrs. Houghton and Huennekens and Ms. Tsingos, and Ms. Tsingos serves as Chair of the Audit Committee. The Envista Board has determined that Messrs. Houghton and Huennekens and Ms. Tsingos are each an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Envista Board has determined that each of the members of the Audit Committee (other than Mr. Houghton) is independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act. Rule 10A-3 of the Exchange Act and the NYSE rules require that the Audit Committee have at least one independent member upon the listing of Envista Common Stock, have a majority of independent members within 90 days of the date of Envista’s IPO prospectus and be composed entirely of independent members within one year of the date of Envista’s IPO prospectus. Following the Exchange Offer, Envista may change the composition of the Audit Committee. The Audit Committee meets at least quarterly and assists the Envista Board in overseeing:

•	the quality and integrity of Envista’s financial statements;

•	the effectiveness of Envista’s internal control over financial reporting;

•	the qualifications, independence and performance of Envista’s independent auditors;

•	the performance of Envista’s internal audit function and independent auditors;

•	Envista’s compliance with legal and regulatory requirements; and

•	the risks described below under “Board’s Role in Risk Oversight.”
The Audit Committee is governed by a charter that complies with the rules of the NYSE. A copy of Envista’s Audit Committee Charter is available on Envista’s website.
Compensation Committee. The Compensation Committee of the Envista Board (the “Compensation Committee”) is currently composed of Mses. Blackwell, Carruthers and Tsingos and Mr. Raskas, each of whom (other than Ms. Blackwell and Mr. Raskas) is independent, as defined by the rules of the NYSE and Section 10C(a) of the Exchange Act. In addition, each of the members of the Compensation Committee (other than Ms. Blackwell and Mr. Raskas) qualifies as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Ms. Carruthers serves as Chair of the Compensation Committee. Following the Exchange Offer, Envista may change the composition of the Compensation Committee. The Compensation Committee discharges the Envista Board’s responsibilities relating to the compensation of Envista’s executive officers, including setting goals and objectives for, evaluating the performance of, and approving the compensation paid to, Envista’s executive officers. The Compensation Committee also:

•
reviews and discusses with management of Envista the Compensation Discussion and Analysis and recommends to the Envista Board the inclusion of the Compensation Discussion and Analysis in the annual meeting proxy statement;

•
reviews and makes recommendations to the Envista Board with respect to the adoption, amendment and termination of all executive incentive compensation plans and all equity compensation plans, and exercises all authority of the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Board (and all responsibilities assigned by such plans to the Committee) with respect to the oversight and administration of such plans;

•	reviews and considers the results of stockholder advisory votes on Envista’s executive compensation, and makes recommendations to the Envista Board regarding the frequency of such advisory votes;

•	monitors compliance by directors and executive officers with Envista’s stock ownership requirements;

•	assists the Envista Board in overseeing the risks described below under “Board’s Role in Risk Oversight”;

•	prepares the report required by the SEC to be included in the annual meeting proxy statement; and

•	considers factors relating to independence and conflicts of interests in connection with the compensation consultants that provide advice to the Committee.
The Compensation Committee is governed by a charter that complies with the rules of the NYSE. A copy of Envista’s Compensation Committee Charter is available on Envista’s website.
Nominating and Governance Committee. The Nominating and Governance Committee of the Envista Board (the “Nominating and Governance Committee”) is currently composed of Ms. Carruthers and Messrs. Daniel and Huennekens, each of whom (other than Mr. Daniel) is independent, as defined by the rules of the NYSE. Mr. Huennekens serves as Chair of the Nominating and Governance Committee. Following the Exchange Offer, Envista may change the composition of the Nominating and Governance Committee. The Nominating and Governance Committee:

•	assists the Envista Board in identifying individuals qualified to become Board members, and makes recommendations to the Envista Board regarding all nominees for Board membership;

•	makes recommendations to the Envista Board regarding the size and composition of the Envista Board and its committees;

•	makes recommendations to the Envista Board regarding matters of corporate governance and oversee the operation of Envista’s Corporate Governance Guidelines and Related Person Transactions Policy;

•	develops and oversees the annual self-assessment process for the Envista Board and its committees;

•	assists the Envista Board in CEO succession planning;

•	assists the Envista Board in overseeing the risks described below under “Board’s Role in Risk Oversight”;

•	reviews and makes recommendations to the Envista Board regarding non-management director compensation; and

•	oversees the orientation process for newly elected members of the Envista Board and continuing director education.
The Nominating and Governance Committee is governed by a charter that complies with the rules of the NYSE. A copy of Envista’s Nominating And Governance Committee Charter is available on Envista’s website.
Compensation Committee Interlocks and Insider Participation
Envista does not have any interlocking relationships between any members of the Compensation Committee and any of Envista’s executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Corporate Governance
Stockholder Recommendations for Director Nominees
Envista’s amended and restated bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Envista Board.
Corporate Governance Guidelines
The Envista Board has adopted a set of Corporate Governance Guidelines to assist it in guiding Envista’s governance practices. These practices will be regularly reevaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving Envista’s best interests and the best interests of Envista’s stockholders. These guidelines cover a number of areas, including the role of the board of directors, board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key board responsibilities, CEO evaluation, succession planning, risk management, board leadership and operations, conflicts of interest, annual board assessments, board committees, director orientation and continuing education, board agenda, materials, information and presentations, director access to management and independent advisers, and board communication with stockholders and others. A copy of Envista’s Corporate Governance Guidelines is available on Envista’s website.
Board’s Role in Risk Oversight
Envista’s management will have day-to-day responsibility for assessing and managing Envista’s risk exposure and the Envista Board and its committees will oversee those efforts, with particular emphasis on the most significant risks facing Envista. Each committee will report to the full Board on a regular basis, including as appropriate with respect to the committee’s risk oversight activities.

BOARD/COMMITTEE	PRIMARY AREAS OF RISK OVERSIGHT
Full Board
Risks associated with Envista’s strategic plan, acquisition and capital allocation program, capital structure, liquidity, organizational structure and other significant risks, and overall risk assessment and risk management policies.

Audit Committee	Major financial risk exposures, significant legal, compliance, reputational and cyber security risks and overall risk assessment and risk management policies.
Compensation Committee	Risks associated with compensation policies and practices, including incentive compensation.
Nominating and Governance Committee	Risks related to corporate governance, effectiveness of Board and committee oversight and review of director candidates, conflicts of interest and director independence.
Policies on Business Ethics
Envista has adopted a Code of Conduct that requires all its business activities to be conducted in compliance with applicable laws and regulations and ethical principles and values. All of Envista’s directors, officers and employees are required to read, understand and abide by the requirements of the Code of Conduct.
A copy of Envista’s Code of Conduct is available on Envista’s website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the Envista Board or a committee of the Envista Board. Envista will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on Envista’s website within four business days following the date of the amendment or waiver. In addition, Envista will disclose any waiver from the Code of Conduct for the other executive officers and for directors on the website.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion and Analysis
Introduction
Envista was a wholly owned subsidiary of Danaher prior to the completion of the IPO. As a result, the compensation of Envista’s employees, including its executive officers, was determined by Danaher. For purposes of this prospectus, Envista’s executive officers whose compensation is discussed in this Compensation Discussion and Analysis and who are referred to as Envista’s named executive officers, or “NEOs,” are Mr. Aghdaei, President and Chief Executive Officer; Mr. Bludworth, Senior Vice President and Chief Human Resources Officer; Mr. Eriksson, Senior Vice President; Mr. Geiselhöringer, Senior Vice President; and Mr. Yu, Senior Vice President and Chief Financial Officer. Decisions regarding past compensation of Envista’s NEOs have been made by their managers, with input from Danaher’s President and Chief Executive Officer, and by Danaher’s Compensation Committee.
This Compensation Discussion and Analysis discusses Danaher’s 2018 compensation programs, objectives and design framework, the process for determining 2018 compensation for Envista’s NEOs and how Envista’s future compensation programs, objectives and design framework are expected to operate. In connection with the IPO, the Envista Board formed its own Compensation Committee and it may choose to change such programs, objectives and framework.
Objectives and Framework of Danaher’s Executive Compensation Program
Danaher Practice
With the goal of building long-term value for stockholders, Danaher has developed an executive compensation program designed to:

•	attract and retain executives with the leadership skills, attributes and experience necessary to succeed in an enterprise with Danaher’s size, diversity and global footprint;

•	motivate executives to demonstrate exceptional personal performance and perform consistently at or above the levels that Danaher expects, over the long-term and through a range of economic cycles; and

•	link compensation to the achievement of corporate goals that Danaher believes best correlate with the creation of long-term stockholder value.
To achieve these objectives Danaher’s compensation program combines annual and long-term components, cash and equity, and fixed and variable elements, with a bias toward long-term equity awards tied closely to stockholder returns and subject to significant vesting and/or holding periods. Danaher’s executive compensation program rewards executive officers when they build long-term stockholder value, achieve annual business goals and maintain long-term careers with Danaher.
Danaher’s compensation program is grounded on the principle that each executive must consistently demonstrate exceptional personal performance in order to remain a Danaher executive. Within the framework of this principle and the other objectives discussed above, the Danaher Compensation Committee exercises its judgment in making executive compensation decisions. The factors that generally shape particular executive compensation decisions (none of which are assigned any particular weight by such Committee) are the following:

•
The relative complexity and importance of the executive’s position within Danaher. To ensure that the most senior executives are held most accountable for long-term operating results and changes in stockholder value, the Danaher Compensation Committee believes that both the amount and “at-risk” nature of compensation should increase with the relative complexity and significance of an executive’s position.

•	The executive’s record of performance, long-term leadership potential and tenure.

•
Danaher’s performance. Danaher’s cash incentive compensation varies annually to reflect near-term changes in operating and financial results. Its long-term compensation is closely aligned with long-term stockholder value

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

creation, both by tying the ultimate value of the awards to long-term stockholder returns and because of the length of time executives are required to hold the awards before realizing their value.

•
Assessment of pay levels and practices in the competitive marketplace. Danaher’s Compensation Committee considers market practice in determining pay levels and compensation design to ensure that Danaher’s costs are sustainable relative to peers and compensation is appropriately positioned to attract and retain talented executives.

Envista Practice
Envista’s executive compensation objectives and framework are currently similar to Danaher’s. Envista’s Compensation Committee will periodically review these objectives and framework to ensure they meet Envista’s business needs and strategic objectives.
Role of Independent Compensation Consultant and Management
Danaher Practice
Independent Compensation Consultant Role in Supporting the Compensation Committee
Under the terms of its charter, the Danaher Compensation Committee has the authority to engage the services of outside advisors and experts. The Danaher Compensation Committee has engaged Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultant since 2008. In addition to the director compensation advice provided to Danaher’s Nominating and Governance Committee, FW Cook’s primary responsibilities in 2018 were to:

•	provide advice and data in connection with the structuring of Danaher’s executive and equity compensation programs and the compensation levels for Danaher’s executive officers compared to their peers;

•
provide advice and data in connection with the structuring of Envista’s executive and equity compensation programs, and the compensation levels for Envista’s executive officers compared to their peers;

•	assess Danaher’s executive compensation program in the context of compensation governance best practices;

•	update Danaher’s Compensation Committee regarding legislative and regulatory initiatives and other trends in the area of executive compensation;

•	provide data regarding the share dilution costs attributable to Danaher’s equity compensation program; and

•	assist in the preparation of Danaher’s executive compensation public disclosures.
Management Role in Supporting the Compensation Committee
Danaher’s Senior Vice President-Human Resources, Vice President-Compensation and Secretary generally attend, and from time-to-time Danaher’s CEO and CFO attend, the Danaher Compensation Committee meetings. In particular, Danaher’s CEO:

•
provides background regarding the interrelationship between Danaher’s business objectives and executive compensation matters and advises on the alignment of incentive plan performance measures with Danaher’s overall strategy;

•
participates in the discussions of the Danaher Compensation Committee regarding the performance and compensation of the other Danaher executive officers and provides recommendations to Danaher’s Compensation Committee regarding all significant elements of compensation paid to such officers, their annual, personal performance objectives and his evaluation of their performance (Danaher’s Compensation Committee gives considerable weight to the evaluation and recommendations of Danaher’s CEO with respect to the other Danaher executive officers because of his direct knowledge of each such officer’s performance and contributions); and

•	provides feedback regarding the companies that he believes Danaher competes with in the marketplace and for executive talent.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Danaher’s human resources and legal departments also assist the Chair of the Danaher Compensation Committee in scheduling and setting the agendas for the Committee’s meetings, prepare meeting materials and provide the Committee with data relating to executive compensation as requested by the Committee.
Envista Practice
In connection with the completion of the IPO, Envista’s Compensation Committee engaged FW Cook as its independent compensation consultant. The roles of such consultant and of Envista’s management in connection with the executive compensation process are similar to Danaher’s approach.
Peer Group Compensation Analysis
Danaher Practice
The Danaher Compensation Committee does not target a specific competitive position versus the market or peer companies in determining the compensation of Danaher’s named executive officers because in light of Danaher’s diverse mix of businesses, strict targeting of a specified compensation posture would not appropriately reflect the unique nature of Danaher’s business portfolio or the degree of difficulty in leading Danaher and key functions. However, the Danaher Compensation Committee believes it is important to clearly understand the relevant market for executive talent to inform its decision-making and ensure that Danaher’s executive compensation program for its named executive officers supports its recruitment and retention needs and is fair and efficient. As a result, the Danaher Compensation Committee has worked with FW Cook to develop a peer group for purposes of assessing competitive compensation practices, and periodically reviews compensation data for the peer group derived from publicly filed proxy statements. The Danaher Compensation Committee selected companies for inclusion in this peer group based on (1) the extent to which they compete with Danaher in one or more lines of business, for executive talent and for investors, and (2) comparability of revenues, market capitalization, net income, total assets and number of employees. Prior to July 2018, Danaher’s peer group consisted of the companies set forth below (effective July 2018, Danaher’s Compensation Committee replaced Dover Corp. with Roper Corporation):

3M Company	Dover Corp.	Stryker Corporation
Abbott Laboratories	Ecolab Inc.	Thermo Fisher Scientific Inc.
Baxter International, Inc.	E. I. Du Pont De Nemours and Company	United Technologies Corp.
Becton Dickinson & Co.	Honeywell International Inc.	Zimmer Biomet Holdings
Boston Scientific Corporation	Medtronic Inc.
Envista Practice
The Danaher Compensation Committee, with recommendations from FW Cook, adopted an Envista peer group to help inform its decision-making with respect to Envista’s executive compensation program and ensure that such program supports Envista’s recruitment and retention needs and is fair and efficient. The Danaher Compensation Committee selected companies for inclusion in this peer group based on (1) the extent to which they compete with Envista in one or more lines of business and for executive talent, and (2) comparability of revenues, market capitalization, net income, total assets and number of employees. Envista’s compensation peer group is comprised of the following companies:

Align Technology, Inc.	Hologic, Inc.	PerkinElmer, Inc.
The Cooper Companies, Inc.	ICU Medical, Inc.	ResMed Inc.
DENTSPLY SIRONA Inc.	Integer Holdings Corporation	STERIS plc
Edwards Lifesciences Corporation	Integra LifeSciences Holdings Corporation	Teleflex Incorporated
Henry Schein, Inc.	Mettler-Toledo International Inc.	Varian Medical Systems, Inc.
Hill-Rom Holdings, Inc.	Patterson Companies, Inc.	Zimmer Biomet Holdings, Inc.
The table below sets forth for this peer group and Envista information regarding revenue, net income and total assets (based on the most recently reported four quarters for each company as of March 31, 2019), market capitalization (as of March 31,

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

2019) and employee headcount (based on each company’s most recent fiscal year end as of March 31, 2019), in each case derived from the Standard & Poor’s Capital IQ database.

	($ in millions)
	Revenue	Market capitalization	Net income (before unusual or infrequently occurring items and discontinued operations)	Total assets	Employees at End of Last Fiscal Year
75th percentile	$3,306	$14,830	$392	$6,293	$13,850
Median	$2,280	$11,967	$222	$4,678	$11,830
25th percentile	$2,450	$7,568	$50	$3,161	$7,800
Envista	$2,845	—	—	—	$12,700
Envista percentile rank	82%	—	—	—	69%
Envista’s Compensation Committee will review the peer group on a periodic basis and determine whether any changes are appropriate based on its view of the competitive environment in which Envista operates.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

2018 Executive Compensation Program
Danaher Practice
The chart below summarizes key information with respect to each pay element represented in Danaher’s 2018 executive compensation program:

Pay Element	Primary Objectives	Form	Performance Requirement
Long-Term Incentive Compensation (Equity)
Attract, retain and motivate skilled executives
Align the interests of management and stockholders by ensuring that realized compensation is:
○in the case of stock options, commensurate with long-term changes in share price;
○in the case of PSUs, tied to (1) long-term changes in share price at all performance levels, and (2) attainment of total stockholder return (TSR)-based performance goals; and
○in the case of RSUs, tied to long-term changes in share price at all performance levels.
Stock options (50%) PSUs (25%) RSUs (25%)
5-year, time based vesting schedule
Stock options only have/increase in value if Danaher stock price increases
3-year relative TSR performance (plus additional 2-year holding period)
5-year, time-based vesting schedule (plus positive net income vesting requirement)

Annual Cash Incentive Compensation
Motivate executives to achieve near-term operational and financial goals that support Danaher’s long-term business objectives
Attract, retain and motivate skilled executives
Allow for meaningful pay differentiation tied to performance of individuals and groups.
		Cash	Company Financial Performance (60%)	Adjusted EPS (70%) Adjusted Free Cash Flow-to-Adjusted Net Income Ratio (20%) ROIC (10%)
Personal Payout Percentage (40%)
Fixed Annual Compensation (Salary)	Provide sufficient fixed compensation to (1) allow a reasonable standard of living relative to peers, and (2) mitigate incentive to pursue inappropriate risk-taking to maximize variable pay	Cash	N/A
Other Compensation	Make Danaher’s total executive compensation plan competitive Improve cost-effectiveness by delivering perceived value that exceeds actual costs	Employee benefit plans; perquisites; severance benefits	N/A
Envista Practice
Envista’s Compensation Committee will review the primary elements of Envista’s executive compensation program, and mix thereof, on a periodic basis to ensure they meet Envista’s business needs and strategic objectives. This will include a review of base salary as well as short-term and long-term incentive programs and other compensation.
2018 NEO Compensation Decisions
Danaher Practice
Long-Term Incentive Awards
2018 Target Award Values

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

In February 2018, the Danaher Compensation Committee subjectively determined the target dollar value of equity compensation to be delivered to Envista’s NEOs in 2018, taking into account each of the following factors (none of which was assigned a particular weight by the Danaher Compensation Committee):

•	the relative complexity and importance of the officer’s position;

•	the officer’s performance record and potential to contribute to future Danaher and Envista performance and assume additional leadership responsibility;

•	the risk/reward ratio of the award amount compared to the length of the related vesting and holding provisions; and

•	the amount of equity compensation necessary to provide sufficient retention incentives in light of compensation levels within Danaher’s peer group and the officer’s historical compensation.
2018 Equity Award Mix
With respect to Mr. Aghdaei’s 2018 equity awards, one-half of the award was delivered as stock options, one-quarter as RSUs and one-quarter as PSUs. With respect to the 2018 equity awards of Messrs. Bludworth, Eriksson, Geiselhöringer and Yu, one-half of the award was delivered as stock options and one-half of the award was delivered as RSUs.
The Danaher Compensation Committee believes that the combination of stock options and full-value awards effectively balances the goals of incentivizing and rewarding stockholder value creation while supporting talent retention objectives:

•
Stock options and PSUs inherently incentivize stockholder value creation, since option holders realize no value unless Danaher’s stock price rises after the option grant date and the value of PSUs is tied directly to Danaher’s relative TSR performance.

•
Danaher’s stock options and RSUs vest over five years and Danaher’s PSUs are subject to three-year vesting and a further two-year holding period. In aggregate, these periods are longer than typical for Danaher’s peer group, promote stability and encourage officers to take a long-term view of Danaher’s performance.

•
Danaher’s stock option award program in particular has contributed significantly to Danaher’s strong performance record, which in turn has generally made Danaher stock option awards valuable over the long-term and highly effective in recruiting, motivating and retaining skilled officers.

•	While RSUs and PSUs offer more modest upside potential than stock options, during periods of stock market declines or modest growth they are more likely to support talent retention objectives.
2018 PSU Performance Criteria
In designing the performance criteria applicable to PSUs, the Danaher Compensation Committee established threshold, target and maximum performance levels and established a payout percentage curve that relates each level of performance to a payout expressed as a percentage of the target PSUs:

PSU Performance Level (Relative TSR Rank Within S&P 500 Index)	Payout Percentage
Below 35th percentile	—%
35th percentile	50%
55th percentile	100%
75th percentile or above	200%
The payout percentages for performance between the performance levels indicated above are determined by linear interpolation. Notwithstanding the above, if Danaher’s absolute TSR performance for the period is negative, no more than 100% of the target PSUs will vest (regardless of how strong Danaher’s performance is on a relative basis), and if Danaher’s absolute TSR performance for the period is positive, a minimum of 25% of the target PSUs will vest. The Danaher

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Compensation Committee chose the S&P 500 Index as the relative TSR comparator group because the index consists of a broad and stable group of companies that represents investors’ alternative capital investment opportunities, reinforcing the linkage between Danaher’s executive compensation program and the long-term interests of Danaher’s stockholders.
Any PSUs that vest following the three-year performance period are subject to an additional two-year holding period and are paid out in shares of Danaher Common Stock following the fifth anniversary of the commencement of the performance period. Vesting is contingent on continued employment throughout the three-year performance period and until the Danaher Compensation Committee certifies satisfaction of the performance criteria, except that in the event of death during the performance period the executive receives a prorated portion of the target award based on the percentage of the performance period during which the executive was employed, and in the event of retirement during the performance period the executive receives a prorated portion of the shares actually earned based on Danaher’s performance over the performance period. Any dividends paid on Danaher’s common stock during the performance period are credited to PSU accounts, but are only paid out (in cash) to the extent the underlying PSUs vest based on performance and are not paid until the shares underlying the vested PSUs are issued.
Annual Incentive Awards
Prior to the completion of the IPO, Envista’s NEOs participated in Danaher’s incentive compensation program for senior leaders of Danaher operating companies (the “Senior Leader Incentive Program”). Under the Senior Leader Incentive Program performance formula effective for 2018, each of Envista’s NEOs was eligible to receive a bonus equal to his target bonus amount multiplied by (i) a factor determined based on the 2018 performance of his business against pre-established targets based on the metrics described below, subject to adjustment in the discretion of Danaher senior management (“Senior Leader Business Metrics”), and (ii) a factor determined by his respective manager based on a subjective review of his performance against his annual personal performance goals and other considerations in the manager’s discretion (the “Personal Performance Factor”):

•
The 2018 Senior Leader Business Metrics were (i) operating profit, a key contributor to stockholder returns and important barometer of the overall health of the business, (ii) core sales growth, a critical measure of the business’s ability to increase customer demand for services and products over time, and (iii) working capital turnover, an important indicator of how efficiently the business is managing the relationship between money used to fund operations and the sales generated from those operations.

•	For 2018, the target bonus percentages and personal objectives for each NEO are set forth below:

Named Executive Officer	2018 Target Bonus Percentage	2018 Personal Objectives
Mr. Aghdaei	80%
Mr. Aghdaei’s performance objectives consisted of quantitative goals for his business units related to capital deployment, financial and revenue growth and talent-related metrics; and qualitative goals relating to the strategic plan for his business units.

Mr. Bludworth	45% (January 1 - June 30) 60% (July 1 - December 31)
Mr. Bludworth’s performance objectives consisted of quantitative goals related to compliance initiatives and human resources and talent-related metrics; and qualitative goals relating to human resources engagement.

Mr. Eriksson	55%
Mr. Eriksson’s performance objectives consisted of quantitative goals related to financial and revenue growth and human resources and talent-related metrics; and qualitative goals relating to the strategic plan for his business unit.

Mr. Geiselhöringer	55%
Mr. Geiselhöringer’s performance objectives consisted of quantitative goals related to capital deployment and talent-related metrics; and qualitative goals relating to the strategic plan for his business unit.

Mr. Yu	40% (January 1 - September 30) 50% (October 1 - December 31)
Mr. Yu’s performance objectives consisted of quantitative goals related to audit and risk management, financial and revenue growth and human resources and talent-related metrics; and qualitative goals relating to the strategic plan for his business unit.

In determining the target bonus percentage for each NEO, consideration was given as applicable to the amount of annual cash incentive compensation awarded to the officer in prior years, the relative complexity and importance of the position, the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

amount of annual cash incentive compensation paid with respect to similar positions at other Danaher businesses and market-based annual cash incentive compensation amounts for such role. Danaher provided Mr. Bludworth with a 2018 annual bonus opportunity equal to the greater of (i) 60% of his base salary and (ii) the amount that he would receive based on his Personal Performance Factor and the performance level achieved by his business with respect to the Senior Leader Business Metrics. Based on the Personal Performance Factor determined with respect to each NEO and the performance level achieved by his business with respect to the Senior Leader Business Metrics, the NEO’s manager, with the input of Danaher’s CEO, approved the 2018 annual cash incentive compensation award reflected in the 2018 Summary Compensation Table. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Envista—Results of Operations” for additional information regarding the core sales measure.
Base Salaries
The 2018 base salaries of Envista’s NEOs were determined by their managers, using their prior year’s base salary as the initial basis of consideration and also taking into account personal performance in the prior year and the market value of their roles. Given that base salary is one of the elements in the formula for determining annual cash incentive compensation, consideration was also given to how changes in base salary would impact the annual cash incentive compensation of each of Envista’s NEOs.
Other Compensation
Severance Benefits. Danaher previously entered into a Proprietary Interest Agreement with each of Messrs. Aghdaei, Bludworth, Eriksson and Yu, which agreements set forth certain post-employment restrictive covenant obligations. In addition, each of Messrs. Aghdaei, Bludworth, Eriksson and Yu previously participated in Danaher’s Senior Leader Severance Pay Plan, which also provided for severance payments under certain circumstances. Envista has adopted a Senior Leader Severance Pay Plan, and entered into proprietary interest agreements with each of the NEOs, reflecting substantially the same terms as the comparable Danaher documents.
EDIP. Messrs. Aghdaei, Bludworth and Eriksson participate in the Amended and Restated Danaher Corporation & Subsidiaries Executive Deferred Incentive Program, or Danaher EDIP. The Danaher EDIP is a stockholder-approved, non-qualified, unfunded excess contribution (and until December 31, 2018, voluntary deferred compensation) program available to selected members of Envista’s management. Danaher uses the Danaher EDIP to tax-effectively contribute amounts to executives’ retirement accounts and give its executives an opportunity to defer taxes on cash compensation and realize tax-deferred, market-based notional investment growth on their deferrals. The amount Danaher contributes annually to the executives’ Danaher EDIP accounts is set at a level that it believes is competitive with comparable plans offered by other companies in Danaher’s industry. Danaher EDIP participants do not fully vest in such amounts contributed by Danaher until they have participated in the program for 15 years or have reached age 55 with at least five years of service with Danaher. Beginning in 2019, the Danaher EDIP no longer provides for voluntary deferrals and instead executive officers and other selected members of Danaher’s management may defer cash compensation under Danaher’s Deferred Compensation Plan.
Benefits and Perquisites. Prior to the IPO (and, for certain benefits, for a transition period following the IPO), each of Envista’s NEOs is eligible to participate in Danaher employee benefit plans, including group medical, dental, vision, disability, accidental death and dismemberment, life insurance, flexible spending and 401(k) plans, or in the case of Mr. Geiselhöringer, the non-U.S. equivalent. These Danaher plans were generally available to all salaried employees in the applicable jurisdictions and do not discriminate in favor of Envista’s NEOs. In addition, certain perquisites are made available to Envista’s NEOs (see the footnotes to the “Summary Compensation Table” for additional details). Danaher believes these limited perquisites help make executive compensation competitive, are generally commensurate with the perquisites offered by peers, and are cost-effective in that the perceived value of these items is higher than its actual cost. The Danaher Compensation Committee has adopted a policy prohibiting any tax reimbursement or gross-up provisions in its executive compensation program (except under a policy applicable to management employees generally such as a relocation policy).
Envista Practice
Long-Term Incentive Awards
Envista’s long-term incentive award program is currently similar to Danaher’s program, though the type of full-value awards to be used in the program going forward has not been determined. Envista’s Compensation Committee will periodically review the program with the goal of ensuring it is effective in attracting, retaining and motivating skilled executives and aligning the interests of management and stockholders.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

In connection with the closing of the IPO, Envista granted to its NEOs the one-time special equity awards described below under “—Envista Employment Agreements.” Fifty percent (50%) of the one-time special equity awards to Envista’s NEOs will vest on each of the fourth and fifth anniversaries of the date of grant.
Short-Term Incentive Awards
Envista’s Compensation Committee will develop a short-term incentive plan focused on near-term operational and financial goals that support Envista’s long-term business objectives, while also allowing for meaningful pay differentiation tied to performance of individual executives.
Base Salary
Envista’s Compensation Committee will set base salary levels for officers taking into account base salary levels for positions with similar roles and scope of responsibilities within Envista’s peer group, as well as personal performance and experience.
Other Compensation
As of the date of this prospectus, Envista’s retirement and severance programs and benefits are generally similar to those of Danaher immediately prior to completion of the IPO. Please refer to “—Envista Benefit Plans” for information regarding Envista’s retirement and severance programs. In addition, pursuant to the Employee Matters Agreement, dated as of September 19, 2019, entered into between Envista and Danaher (the “Employee Matters Agreement”) in connection with the Separation, Envista’s NEOs (as well as certain other Envista employees) are continuing to participate in certain Danaher retirement and benefits programs for a limited period of time. Envista’s Compensation Committee will periodically review Envista’s programs and benefits and may make changes to align them with Envista’s business needs and strategic priorities. In addition, Envista anticipates that the Compensation Committee will approve for Envista’s NEOs perquisites comparable to those offered by Envista’s peers, and will adopt a policy prohibiting any tax reimbursement or gross-up provisions in Envista’s executive compensation program (except under a policy applicable to management employees generally such as a relocation policy).
Additional Compensation Matters
Long-Term Incentive Compensation Grant Practices
Danaher Practice
Danaher’s Compensation Committee grants equity awards under Danaher’s 2007 Omnibus Incentive Plan. Executive equity awards are approved at regularly scheduled Danaher Compensation Committee meetings (typically scheduled in advance of the calendar year in which they occur), at the time of an executive hire or promotion or upon identification of a specific retention concern. The grant date of equity awards approved by the Danaher Compensation Committee is either the date of Committee approval or a date subsequent to the approval date as specified by the Committee. The timing of equity awards has not been coordinated with the release of material non-public information. The Danaher Compensation Committee’s general practice is to approve annual equity awards to executives at the Committee’s regularly scheduled meeting in February, when the Committee reviews the performance of the executive officers and typically determines the other components of executive compensation.
The target dollar value attributable to PSUs and RSUs is translated into a target number of PSUs and RSUs, respectively, using a fair market value equal to the average closing price over a twenty trading-day period ending on the grant date, to avoid the potential volatility impact of using a single-day closing price.
The target dollar value attributable to stock options is translated into a number of stock options based on (1) a fair market value equal to the average closing price over a twenty trading-day period, and (2) the other Black-Scholes inputs used for the first grant date of the calendar year (but using the full 10-year term of the option as the assumed life). The exercise price for stock option awards granted under Danaher’s 2007 Omnibus Incentive Plan equals the closing price of Danaher’s common stock on the date of grant. Since these valuation methodologies are not the same as the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 grant date fair value used for accounting purposes, the equity award target dollar values are not the same as the equity award grant date fair values reflected in the Summary Compensation Table.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Practice
Envista’s long-term incentive compensation grant practices are currently comparable to those of Danaher. Envista’s Compensation Committee and management will periodically review the Company’s long-term incentive practices to ensure they meet Envista’s business and strategic needs and the objectives of Envista’s executive compensation program.
Treatment of Outstanding Danaher Equity Awards Held by Envista Employees
Danaher equity awards held by Envista’s employees, including Envista’s NEOs, as of the completion of the IPO remain outstanding in accordance with the terms of such Danaher equity awards. In connection with the completion of the Exchange Offer, the Danaher equity awards held by Envista’s employees will be converted into Envista equity awards and denominated in shares of Envista Common Stock, and will be adjusted in order to preserve the intrinsic value of the award at the time of the conversion.
The following table provides additional information regarding the adjustments expected to be made to each type of Danaher equity award held by Envista’s employees consistent with the Employee Matters Agreement. As a result of the adjustments to such awards in connection with the completion of the Exchange Offer, the precise number of shares of Envista Common Stock to which the adjusted awards will relate will not be known until the date of the completion of the Exchange Offer or shortly thereafter.

Type of Danaher Award	Treatment of Danaher Awards Held by Envista Employees
Stock Options	Danaher stock options will be converted into options of comparable value to purchase Envista Common Stock.
RSUs	Danaher RSUs will be converted into RSUs of comparable value relating to Envista Common Stock.
PSUs
Danaher PSUs will be converted into RSUs based on achievement of the applicable performance metrics through the distribution date, but will be subject to continued time-based vesting through the original performance period and two-year holding period.

Risk Considerations
Danaher Practice
Risk-taking is a necessary part of growing a business, and prudent risk management is necessary to deliver long-term, sustainable stockholder value. The Danaher Compensation Committee believes that Danaher’s executive compensation program supports the objectives described above without encouraging inappropriate or excessive risk-taking. In reaching this conclusion, the Danaher Compensation Committee considered in particular the following risk-mitigation attributes of Danaher’s compensation program.

Attribute	Key Risk Mitigating Effect
Emphasis on long-term, equity-based compensation
Five-year vesting requirement for equity awards (or in the case of PSUs, three-year vesting and a further two-year holding period)
Rigorous, no-fault clawback policy that is triggered even in the absence of wrongdoing

Discourages risk-taking that produces short-term results at the expense of building long-term stockholder value
Helps ensure executives realize their compensation over time horizon consistent with achieving long-term stockholder value

Incentive compensation programs feature multiple, different performance measures aligned with business strategy	Mitigates incentive to over-perform with respect to any particular metric at the expense of other metrics
Cap on annual cash incentive compensation plan payments and on number of shares that may be earned under equity awards	Mitigates incentive to over-perform with respect to any particular performance period at the expense of future periods
Stock ownership requirements for all executive officers No hedging of Danaher securities permitted	Aligns executives’ economic interests with the long-term interests of Danaher’s stockholders
Independent compensation consultant	Helps ensure advice will not be influenced by conflicts of interest

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Practice
Envista’s compensation programs and overall design, and therefore the risk and risk mitigation profile of Envista’s compensation programs, are currently similar to those of Danaher. Envista’s Compensation Committee will periodically review the compensation programs and design and may make certain changes to align them with Envista’s compensation philosophy and view of Envista’s business needs and strategic priorities, taking into account risk and risk mitigation considerations.
Stock Ownership Policies
Danaher Practice
To help align management and stockholder interests and discourage inappropriate or excessive risk-taking, Danaher’s stock ownership policy requires each executive officer to obtain a substantial equity stake in Danaher within five years of his or her appointment to an executive position, as follows:

Chief Executive Officer	5 times base salary
Executive Vice President	3 times base salary
Senior Vice President	2 times base salary

What counts as ownership:	What does not count as ownership:
Shares in which the executive or his or her spouse or child has a direct or indirect interest

Notional shares of Danaher stock in the EDIP

Shares held in a 401(k) plan

Unvested RSUs/PSUs (based on target number of shares until vested and then based on the actual number of vested shares)
Unexercised stock options
Once an executive officer has acquired a number of Danaher shares that satisfies the ownership multiple then applicable to him or her, such number of shares then becomes his or her minimum ownership requirement (even if the officer’s salary increases or the fair market value of such shares subsequently changes) until he or she is promoted to a higher level.
Envista Practice
Envista adopted substantially similar stock ownership requirements in connection with the completion of the IPO.
Pledging and Hedging Policy
Danaher Practice
Danaher’s Board has adopted a policy that prohibits any director or executive officer from pledging as security under any obligation any shares of Danaher Common Stock that he or she directly or indirectly owns and controls (other than shares already pledged as of February 21, 2013), and provides that pledged shares of Danaher Common Stock do not count toward Danaher’s stock ownership requirements. None of Envista’s NEOs have pledged any shares of Danaher Common Stock. Danaher policy also prohibits Danaher employees (including each of Envista’s NEOs) and directors from engaging in any transactions involving a derivative of a Danaher security, including hedging transactions.
Envista Practice
In connection with the completion of the IPO, Envista adopted a policy prohibiting (1) any of Envista’s directors or executive officers from pledging as security under any obligation any of Envista’s shares of common stock that he or she directly or

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

indirectly owns and controls, and (2) any of Envista’s directors or employees from engaging in any transactions involving a derivative of Envista’s securities, including hedging transactions.
Recoupment Policy
Danaher Practice
To further discourage inappropriate or excessive risk-taking, Danaher’s Compensation Committee has adopted a recoupment (or clawback) policy applicable to Danaher’s executive officers, other individuals who serve on the Danaher Leadership Team (which consists primarily of Danaher corporate officers) and certain other employees (the “covered persons”), including Mr. Aghdaei. Under the policy, in the event of a material restatement of Danaher’s consolidated financial statements (other than any restatement required pursuant to a change in applicable accounting rules), Danaher’s Board may, to the extent permitted by law and to the extent it determines that it is in Danaher’s best interests to do so, in addition to all other remedies available to Danaher require reimbursement or payment to Danaher of:

•
the portion of any annual incentive compensation payment awarded to any covered person within the three-year period prior to the date such material restatement is first publicly disclosed that would not have been awarded had the consolidated financial statements that are the subject of such restatement been correctly stated (except that Danaher’s Board has the right to require reimbursement of the entire amount of any such annual incentive compensation payment from any covered person whose fraud or other intentional misconduct in the Board’s judgment alone or with others caused such restatement); and

•
all gains from equity awards granted on or after March 15, 2009 realized by any covered person during the twelve-month period immediately following the original filing of the consolidated financial statements that are the subject of such restatement, if the covered person’s fraud or other intentional misconduct in the Board’s judgment alone or with others caused such restatement.

In addition, the stock plans in which Danaher’s executive officers participate contain provisions for recovering awards upon certain circumstances. Under the terms of Danaher’s 2007 Omnibus Incentive Plan, if an employee is terminated for gross misconduct, the administrator may terminate up to all of the participant’s unexercised or unvested equity awards. In addition, under the terms of the Danaher EDIP, if termination of an employee’s participation in the plan resulted from the employee’s gross misconduct, the administrator may determine that the employee’s vesting percentage is zero with respect to all balances that were contributed by Danaher.
Envista Practice
In connection with the IPO, Envista’s Compensation Committee adopted similar recoupment policies to ensure that incentive compensation paid as the result of a material restatement of Envista’s consolidated financial statements (other than any restatement required pursuant to a change in applicable accounting rules), or as a result of fraud or misconduct as applicable, would be recoverable.
Regulatory Considerations
Danaher Practice
Section 162(m) generally disallows a tax deduction to public corporations for compensation in excess of $1 million paid for any fiscal year to certain executive officers. The exemption from Section 162(m)’s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.
Danaher reviews the tax impact of executive compensation on Danaher as well as on the executive officers. In addition, Danaher reviews the impact of its compensation programs against other considerations, such as accounting impact, stockholder alignment, market competitiveness, effectiveness and perceived value to employees. Because many different factors influence a well-rounded, comprehensive and effective executive compensation program, some of the compensation provided to Danaher’s executive officers is not deductible under Section 162(m).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Envista Practice
Similar to the approach followed by Danaher’s Compensation Committee, Envista’s Compensation Committee will periodically review the tax impact of executive compensation on Envista as well as on Envista’s executive officers in addition to taking into account other considerations such as accounting impact, stockholder alignment, market competitiveness, effectiveness and perceived value to employees. Because many different factors influence a well-rounded, comprehensive and effective executive compensation program, Envista expects that some of the compensation provided to Envista’s executive officers will not be deductible under Section 162(m).
2018 Summary Compensation Table
The Summary Compensation Table and notes show all compensation paid to or earned by Envista’s NEOs for 2018 under Danaher’s compensation programs and plans. Following the completion of the IPO, Envista’s NEOs receive compensation and benefits under Envista’s compensation programs and plans.

NAME AND PRINCIPAL POSITION(1)	YEAR	SALARY ($) (2)	BONUS ($)	STOCK AWARDS ($) (3)	OPTION AWARDS ($) (3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
Amir Aghdaei, President and Chief Executive Officer	2018	598,000	—	3,246,926	2,160,419	403,004	156,001	6,564,350
	2017	575,000	—	778,441	459,545	410,550	440,714	2,664,250
Howard Yu, Senior Vice President and Chief Financial Officer	2018	328,667	—	217,302	154,829	159,558	845,820	1,706,176
Curt Bludworth, Senior Vice President and Chief Human Resources Officer	2018	425,824	270,267 (5)	398,942	273,625	—	86,262	1,454,920
Patrik Eriksson, Senior Vice President	2018	445,000	—	448,810	307,690	171,423	80,872	1,453,795
Hans Geiselhöringer, Senior Vice President	2018	772,388	—	498,678	341,976	379,231	123,888	2,116,161
_________________

(1)
All amounts presented in the Summary Compensation Table, and in the supporting tables that follow, are expressed in U.S. dollars. Certain amounts payable to Mr. Aghdaei in 2017 were paid in euros and to Messrs. Yu and Geiselhöringer in 2018 in Swiss francs. The exchange rate used for the purpose of the Summary Compensation Table, and in supporting tables that follow, was (i) 1.199861, the euro to U.S. dollar Conversion Rate as of December 31, 2017 and (ii) 1.0163, the Swiss franc to U.S. dollar Conversion Rate as of December 31, 2018.

(2)	The following table sets forth the amount of salary and non-equity incentive compensation with respect to 2018 that Messrs. Aghdaei and Bludworth deferred into the Danaher EDIP:

NAME OF OFFICER	AMOUNT OF SALARY DEFERRED INTO EDIP ($)	AMOUNT OF NON-EQUITY INCENTIVE COMPENSATION DEFERRED INTO EDIP ($)
Amir Aghdaei	243,446	—
Curt Bludworth	42,473	—

(3)	The amounts reflected in these columns represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718:

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
With respect to stock options, the grant date fair value under FASB ASC Topic 718 has been calculated using the Black-Scholes option pricing model, based on the following assumptions (and assuming no forfeitures):

NAME OF OFFICER	DATE OF GRANT	RISK-FREE INTEREST RATE	STOCK PRICE VOLATILITY RATE	DIVIDEND YIELD	OPTION LIFE
Aghdaei, Yu, Bludworth, Eriksson, Geiselhöringer	February 24, 2018	2.62%	21.36%	0.63%	5.0 years
Aghdaei	July 15, 2018	2.73%	20.70%	0.63%	5.0 years
Yu	November 15, 2018	2.94%	22.37%	0.63%	5.0 years
Aghdaei	February 24, 2017	1.80%	18.05%	0.65%	5.0 years

•
One quarter of Mr. Aghdaei’s 2018 annual equity award was granted in the form of restricted stock units and one-quarter was granted in the form of performance stock units that vest based on Danaher’s TSR ranking relative to the S&P 500 Index over a three-year performance period (the balance of the annual equity award was granted in stock options). One half of the 2018 annual equity award for each of Messrs. Yu, Bludworth, Eriksson, and Geiselhöringer was granted in the form of restricted stock units (the balance of the annual equity award was granted in stock options). With respect to restricted stock units, the grant date fair value under FASB ASC Topic 718 is calculated based on the number of shares of Danaher Common Stock underlying the RSU, times the closing price of the Danaher Common Stock on the date of grant (but discounted to account for the fact that the RSUs do not accrue dividend rights prior to vesting and distribution). With respect to Mr. Aghdaei’s performance stock units, the grant date fair value under FASB ASC Topic 718 has been calculated based on the probable outcome of the applicable performance conditions and a Monte Carlo simulation valuation model modified to reflect an illiquidity discount (as a result of the mandatory two-year post-vesting holding period), using the following significant assumptions (since the performance criteria applicable to the performance stock units is considered a “market condition,” footnote disclosure of the award’s potential maximum value is not required):

	2018		2017
ASSUMPTION	MONTE CARLO SIMULATION	ILLIQUIDITY DISCOUNT	MONTE CARLO SIMULATION	ILLIQUIDITY DISCOUNT
Danaher’s expected volatility	16.15%	16.26%	16.27%	16.91%
Average volatility of peer group	25.22%	N/A	25.49%	N/A
Risk free interest rate	2.34%	2.24%	1.34%	1.12%
Dividend yield	—%	0.56%	—%	0.58%

(4)	The following table describes the incremental cost of the elements of compensation included in “All Other Compensation” for 2018:

NAME OF OFFICER	DANAHER 401(K) CONTRIBUTIONS ($)	DANAHER EDIP CONTRIBUTIONS ($)	OTHER ($)		TOTAL 2018 ALL OTHER COMPENSATION ($)
Amir Aghdaei	19,356	62,100	74,545	(a)	156,001
Howard Yu	1,875	—	843,945	(b)	845,820
Curt Bludworth	18,193	34,343	33,726	(c)	86,262
Patrik Eriksson	19,356	41,385	20,131	(d)	80,872
Hans Geiselhöringer	—	—	123,888	(e)	123,888
_________________

(a)
Includes $25,677 in respect of relocation benefits, a tax equalization payment in respect of the relocation benefits equal to $24,918 plus amounts related to a vehicle allowance, corporate gifts, and a tax equalization payment in respect of the corporate gifts equal to $1,128. Mr. Aghdaei’s 2018 perquisites also included personal use of the Danaher aircraft, but there was no incremental cost to Envista or to Danaher attributable thereto because such use related to guests of Mr. Aghdaei accompanying him on a flight that was undertaken for business purposes.

(b)
Includes $608,734 in respect of expatriate benefits, a tax equalization in respect of the expatriate benefits equal to $232,364 plus amounts related to tax planning services and amounts related to corporate gifts and a tax equalization payment in respect of the corporate gifts equal to $710. The expatriate benefits provided to Mr. Yu included: housing allowance, school allowance, family allowance, and moving and related relocation expenses.

(c)
Includes $19,260 in respect of relocation benefits, a tax equalization payment in respect of the relocation benefits equal to $12,496 plus amounts related to corporate gifts and a tax equalization payment in respect of the corporate gifts equal to $386.

(d)	Includes $19,260 in respect of a vehicle allowance plus amounts related to corporate gifts and a tax equalization payment in respect of the corporate gifts equal to $538.

(e)	Includes $121,956 in respect of a housing allowance, plus amounts related to corporate gifts and a tax equalization payment in respect of the corporate gifts equal to $710.
The incremental cost to Danaher of the perquisites described above (except with respect to Mr. Aghdaei’s personal use of the Danaher aircraft, as to which there was no incremental cost) is calculated based on Danaher’s out-of-pocket costs.

(5)	For a description of this bonus payment, please see “2018 NEO Compensation Decisions—Annual Incentive Awards.”

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Grants of Plan-Based Awards for Fiscal 2018
The following table sets forth certain information regarding grants of plan-based awards to each of Envista’s NEOs for 2018 under Danaher’s compensation programs and plans.

NAME		GRANT DATE	COMMITTEE APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#) (2)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Share)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) (3)
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)
Amir Aghdaei	Annual cash incentive compensation (4)	N/A	N/A	325,312	478,400	837,200	—	—	—	—	—	—
	Stock options (5)	2/24/2018	2/20/2018	—	—	—	—	—	—	21,620	99.33	478,234
	Stock options (5)	2/24/2018	2/20/2018	—	—	—	—	—	—	30,890	99.33	683,287
	Stock options (5)	7/15/2018	7/9/2018	—	—	—	—	—	—	45,800	99.20	998,898
	Restricted stock units (6)	2/24/2018	2/20/2018	—	—	—	—	3,570	—	—	—	349,075
	Restricted stock units (6)	2/24/2018	2/20/2018	—	—	—	—	10,195	—	—	—	996,867
	Restricted stock units (6)	7/15/2018	7/9/2018	—	—	—	—	15,115	—	—	—	1,477,189
	Performance stock units (6)	2/24/2018	2/20/2018	—	—	—	893	3,570	7,140	—	—	423,795
Howard Yu	Annual cash incentive compensation (4)	N/A	N/A	95,908	141,041	246,822	—	—	—	—	—	—
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	2,860	99.33	63,263
	Stock options (8)	11/15/2018	11/2/2018	—	—	—	—	—	—	3,790	101.65	91,566
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	945	—	—	—	92,402
	Restricted stock units (9)	11/15/2018	11/2/2018	—	—	—	—	1,250	—	—	—	124,900
Curt Bludworth	Annual cash incentive compensation (4)	N/A	N/A	270,267	270,267	472,967	—	—	—	—	—	—
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	4,640	99.33	102,637
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	7,730	99.33	170,988
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	1,530	—	—	—	149,603
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	2,550	—	—	—	249,339
Patrik Eriksson	Annual cash incentive compensation (4)	N/A	N/A	166,430	244,750	428,313	—	—	—	—	—	—
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	6,180	99.33	136,702
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	7,730	99.33	170,988
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	2,040	—	—	—	199,471
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	2,550	—	—	—	249,339
Hans Geiselhöringer	Annual cash incentive compensation (4)	N/A	N/A	288,873	424,813	743,423	—	—	—	—	—	—
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	7,730	99.33	170,988
	Stock options (8)	2/24/2018	2/20/2018	—	—	—	—	—	—	7,730	99.33	170,988
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	2,550	—	—	—	249,339
	Restricted stock units (9)	2/24/2018	2/20/2018	—	—	—	—	2,550	—	—	—	249,339
_________________

(1)	These columns relate to 2018 cash award opportunities under Danaher’s Senior Leader Incentive Plan.

(2)	These columns relate to awards granted under the Danaher 2007 Omnibus Incentive Plan, the terms of which apply to all of the equity awards described in this table.

(3)
Reflects the grant date fair value calculated in accordance with FASB ASC Topic 718. For the assumptions used in determining the grant date fair value under FASB ASC Topic 718, please see Footnote 2 to the Summary Compensation Table.

(4)	Annual cash incentive compensation awards to Envista’s NEOs were not required to be approved by Danaher’s Compensation Committee.

(5)	For a description of the vesting terms of the award, please see Footnote 3 to the Outstanding Equity Awards at 2018 Fiscal Year-End Table.

(6)	For a description of the vesting terms of the award, please see Footnote 4 to the Outstanding Equity Awards at 2018 Fiscal Year-End Table.

(7)	For a description of the vesting terms of the award, please see Footnote 5 to the Outstanding Equity Awards at 2018 Fiscal Year-End Table.

(8)	For a description of the vesting terms of the award, please see Footnote 6 to the Outstanding Equity Awards at 2018 Fiscal Year-End Table.

(9)	For a description of the vesting terms of the award, please see Footnote 7 to the Outstanding Equity Awards at 2018 Fiscal Year-End Table.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2018 Fiscal Year-End
The following table summarizes the number of securities underlying outstanding equity awards for each of Envista’s NEOs as of December 31, 2018.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

		Option Awards				Stock Awards
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (1)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (1)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (2)
Amir Aghdaei	7/15/2018	—	45,800 (3)	$99.20	7/15/2028	—	—	—	—
	2/24/2018	—	21,620 (3)	$99.33	2/24/2028	—	—	—	—
	2/24/2018	—	30,890 (3)	$99.33	2/24/2028	—	—	—	—
	2/24/2017	—	29,860 (3)	$86.08	2/24/2027	—	—	—	—
	11/15/2016	—	38,510 (3)	$79.63	11/15/2026	—	—	—	—
	2/24/2016	—	29,222 (3)	$65.95	2/24/2026	—	—	—	—
	2/24/2015	7,034	14,069 (3)	$65.83	2/24/2025	—	—	—	—
	5/15/2014	7,474	3,739 (3)	$56.70	5/15/2024	—	—	—	—
	2/24/2014	6,249	6,251 (3)	$57.90	2/24/2024	—	—	—	—
	7/15/2018	—	—	—	—	—	—	15,115 (4)	$1,558,659
	2/24/2018	—	—	—	—	—	—	7,140 (5)	$739,704
	2/24/2017	—	—	—	—	—	—	8,360 (5)	$870,945
	2/24/2018	—	—	—	—	3,570 (4)	$368,138	—	—
	2/24/2018	—	—	—	—	10,195 (4)	$1,051,308	—	—
	2/24/2017	—	—	—	—	4,180 (4)	$431,042	—	—
	11/15/2016	—	—	—	—	12,710 (4)	$1,310,655	—	—
	2/24/2016	—	—	—	—	9,647 (4)	$994,799	—	—
	7/15/2015	—	—	—	—	6,648 (4)	$685,542	—	—
	2/24/2015	—	—	—	—	4,647 (4)	$479,199	—	—
	5/15/2014	—	—	—	—	1,497 (4)	$154,371	—	—
	2/24/2014	—	—	—	—	2,498 (4)	$257,594	—	—
Howard Yu	11/15/2018	—	3,790 (6)	$101.65	11/15/2028	—	—	—	—
	2/24/2018	—	2,860 (6)	$99.33	2/24/2028	—	—	—	—
	2/24/2017	640	2,560 (6)	$86.08	2/24/2027	—	—	—	—
	2/24/2016	1,406	2,111 (6)	$65.95	2/24/2026	—	—	—	—
	11/15/2015	1,872	1,248 (6)	$70.75	11/15/2025	—	—	—	—
	2/24/2015	2,046	1,365 (6)	$65.83	2/24/2025	—	—	—	—
	7/15/2014	2,388	600 (6)	$59.17	7/15/2024	—	—	—	—
	7/30/2013	3,768	—	$50.80	7/30/2023	—	—	—	—
	7/25/2012	1,745	—	$38.64	7/25/2022	—	—	—	—
	11/15/2018	—	—	—	—	1,250 (7)	$128,900	—	—
	2/24/2018	—	—	—	—	945 (7)	$97,448	—	—
	2/24/2017	—	—	—	—	720 (7)	$74,246	—	—
	2/24/2016	—	—	—	—	694 (7)	$71,565	—	—
	11/15/2015	—	—	—	—	411 (7)	$42,382	—	—
	2/24/2015	—	—	—	—	449 (7)	$46,301	—	—
	7/15/2014	—	—	—	—	237 (7)	$24,439

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Curt Bludworth	2/24/2018	—	4,640 (6)	$99.33	2/24/2028	—	—	—	—
	2/24/2018	—	7,730 (6)	$99.33	2/24/2028	—	—	—	—
	2/24/2017	1,280	5,120 (6)	$86.08	2/24/2027	—	—	—	—
	2/24/2016	1,404	4,213 (6)	$65.95	2/24/2026	—	—	—	—
	2/24/2015	1,290	2,582 (6)	$65.83	2/24/2025	—	—	—	—
	2/24/2015	470	943 (6)	$65.83	2/24/2025	—	—	—	—
	2/24/2014	1,102	1,106 (6)	$57.90	2/24/2024	—	—	—	—
	2/21/2013	1,271	—	$46.13	2/21/2023	—	—	—	—
	2/24/2018	—	—	—	—	2,550 (7)	$262,956	—	—
	2/24/2018	—	—	—	—	1,530 (7)	$157,774	—	—
	2/24/2017	—	—	—	—	1,436 (7)	$148,080	—	—
	2/24/2016	—	—	—	—	1,389 (7)	$143,234	—	—
	2/24/2015	—	—	—	—	851 (7)	$87,755	—	—
	2/24/2015	—	—	—	—	310 (7)	$31,967	—	—
	2/24/2014	—	—	—	—	441 (7)	$45,476	—	—
Patrik Eriksson	2/24/2018	—	6,180 (6)	$99.33	2/24/2028	—	—	—	—
	2/24/2018	—	7,730 (6)	$99.33	2/24/2028	—	—	—	—
	2/24/2017	1,280	5,120 (6)	$86.08	2/24/2027	—	—	—	—
	2/24/2016	2,808	4,213 (6)	$65.95	2/24/2026	—	—	—	—
	2/24/2015	2,814	1,880 (6)	$65.83	2/24/2025	—	—	—	—
	2/24/2014	888	222 (6)	$57.90	2/24/2024	—	—	—	—
	2/24/2014	3,532	884 (6)	$57.90	2/24/2024	—	—	—	—
	7/30/2013	4,985	—	$50.80	7/30/2023	—	—	—	—
	11/1/2012	14,942	—	$39.56	11/1/2022	—	—	—	—
	2/24/2018	—	—	—	—	2,550 (7)	$262,956	—	—
	2/24/2018	—	—	—	—	2,040 (7)	$210,365	—	—
	2/24/2017	—	—	—	—	1,436 (7)	$148,080	—	—
	2/24/2016	—	—	—	—	1,389 (7)	$143,234	—	—
	2/24/2015	—	—	—	—	621 (7)	$64,038	—	—
	2/24/2014	—	—	—	—	87 (7)	$8,971	—	—
	2/24/2014	—	—	—	—	351 (7)	$36,195	—	—
Hans Geiselhöringer	2/24/2018	—	7,730 (6)	99.33	2/24/2028	—	—	—	—
	2/24/2018	—	7,730 (6)	99.33	2/24/2028	—	—	—	—
	2/24/2017	2,134	8,536 (6)	86.08	2/24/2027	—	—	—	—
	11/15/2016	—	2,890 (6)	79.63	11/15/2026	—	—	—	—
	2/24/2016	3,744	5,617 (6)	65.95	2/24/2026	—	—	—	—
	2/24/2016	2,336	3,508 (6)	65.95	2/24/2026	—	—	—	—
	2/24/2015	3,517	—	65.83	2/24/2025	—	—	—	—
	2/24/2015	4,926	3,285 (6)	65.83	2/24/2025	—	—	—	—
	2/24/2018	—	—	—	—	2,550 (7)	$262,956	—	—
	2/24/2018	—	—	—	—	2,550 (7)	$262,956	—	—
	2/24/2017	—	—	—	—	2,392 (7)	$246,663	—	—
	11/15/2016	—	—	—	—	955 (7)	$98,480	—	—
	2/24/2016	—	—	—	—	1,852 (7)	$190,978	—	—
	2/24/2016	—	—	—	—	1,157 (7)	$119,310	—	—
	2/24/2015	—	—	—	—	1,082 (7)	$111,576	—	—
_________________

(1)
With respect to the unexercisable options and unvested PSUs and RSUs reflected in the table above, the footnotes below describe the vesting terms applicable to the entire award of which such options, PSUs or RSUs are a part.

(2)	Market value is calculated based on the closing price of Danaher’s common stock on December 31, 2018 as reported on the NYSE ($103.12 per share), times the number of shares.

(3)
The option award was granted subject to time-based vesting conditions such that one-third of the award became or becomes exercisable on each of the third, fourth and fifth anniversaries of the grant date.

(4)
The RSU award was granted subject to time-based vesting conditions such that one-third of the award vests on each of the third, fourth and fifth anniversaries of the grant date, and the achievement of performance-based vesting conditions. Danaher’s Compensation Committee has certified that the performance criteria applicable to this award have been satisfied.

(5)
The number of shares of Danaher Common Stock that vest pursuant to the PSU award is based on Danaher’s TSR ranking relative to the S&P 500 Index over a three-year performance period. Payout at 100% of the target level requires that Danaher achieve above-median performance and rank at the 55th percentile of the S&P 500 Index, while the PSUs pay out at 200% for performance that equals or exceeds the 75th percentile, 50% for

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

performance at the 35th percentile and zero percent for performance below the 35th percentile. The payout percentages for performance between the performance levels are determined by linear interpolation. Notwithstanding the above, if Danaher’s absolute TSR performance for the period is negative a maximum of 100% of the target PSUs will vest (regardless of how strong Danaher’s performance is on a relative basis), and if Danaher’s absolute TSR performance for the period is positive a minimum of 25% of the target PSUs will vest. Any PSUs that vest following the three-year performance period are subject to an additional two-year holding period and are paid out in shares of Danaher’s common stock following the fifth anniversary of the commencement of the performance period. In the case of the PSUs granted in 2017 and 2018, the number of PSU shares and payout value reported in the table reflect maximum-level performance.

(6)	The option award was granted subject to time-based vesting conditions such that one-fifth of the award became or becomes exercisable on each of the first five anniversaries of the grant date.

(7)	The RSU award was granted subject to time-based vesting conditions such that one-fifth of the award vests on each of the first five anniversaries of the grant date.
Option Exercises and Stock Vested During Fiscal 2018
The following table summarizes stock option exercises and the vesting of RSU awards with respect to each of Envista’s NEOs in 2018.

NAME	OPTION AWARDS		STOCK AWARDS
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($) (1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Amir Aghdaei	13,542	723,655	12,558	1,242,543
Howard Yu	—	—	1,385	138,768
Curt Bludworth	—	—	2,354	232,819
Patrik Eriksson	—	—	1,972	197,064
Hans Geiselhöringer	—	—	2,728	270,972
_________________

(1)	Calculated by multiplying the number of shares acquired times the difference between the exercise price and the market price of Danaher Common Stock at the time of exercise.

(2)
Calculated by multiplying the number of shares acquired times the closing price of Danaher’s common stock as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

2018 Nonqualified Deferred Compensation
The table below sets forth 2018 information regarding the participation of Messrs. Aghdaei, Bludworth, and Eriksson in the Danaher EDIP. Messrs. Geiselhöringer and Yu do not participate in the Danaher EDIP. There were no withdrawals by or distributions to Messrs. Aghdaei, Bludworth or Eriksson from the Danaher EDIP in 2018.

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($) (1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($) (2)	AGGREGATE EARNINGS IN LAST FY ($) (3)	AGGREGATE BALANCE AT LAST FYE ($)
Amir Aghdaei	Danaher EDIP	592,414	62,100	(58,906)	3,905,059
Curt Bludworth	Danaher EDIP	42,473	34,343	45,246	547,632
Patrik Eriksson	Danaher EDIP	—	41,385	20,368	1,313,677
_________________

(1)	Consists of contributions to the Danaher EDIP of the following amounts and, in respect of 2018 salary deferrals, are reported in the 2018 Summary Compensation Table:

NAME	2018 SALARY ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION EARNED WITH RESPECT TO 2017 BUT DEFERRED IN 2018 ($)
Amir Aghdaei	243,446	348,968
Curt Bludworth	42,473	—
_________________

(2)	The amounts set forth in this column are included as 2018 compensation under the “All Other Compensation” column in the 2018 Summary Compensation Table.

(3)
None of the amounts set forth in this column are included as compensation in the Summary Compensation Table. For a description of the Danaher EDIP earnings rates, please see “Danaher Employee Benefit Plans—Danaher Supplemental Retirement Program.” The table below shows each

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

earnings option that was available under the Danaher EDIP as of December 31, 2018 and the rate of return for each such option for the calendar year ended December 31, 2018 (the rate of return is net of investment management fees, fund expenses and administrative charges, as applicable):

EDIP INVESTMENT OPTION	RATE OF RETURN FROM JANUARY 1, 2018 THROUGH DECEMBER 31, 2018 (%)	EDIP INVESTMENT OPTION	RATE OF RETURN FROM JANUARY 1, 2018 THROUGH DECEMBER 31, 2018 (%)
Fidelity Institutional Money Market Fund	1.76	Fidelity® Low-Priced Stock Commingled Pool	-10.82
BlackRock LifePath® Index 2020 Fund	-5.70	T. Rowe Price Large Cap Core Growth Separate Account	2.74
BlackRock LifePath® Index 2025 Fund	-7.10	Small/Mid Cap Equity Index Fund	-19.70
BlackRock LifePath® Index 2030 Fund	-8.30	Large Cap Equity Index Fund	-13.00
BlackRock LifePath® Index 2035 Fund	-9.50	PIMCO Inflation Response Multi-Asset Fund Institutional	-3.71
BlackRock LifePath® Index 2040 Fund	-10.60	Dodge & Cox International Stock Fund	-17.98
BlackRock LifePath® Index 2045 Fund	-11.30	Managed Income Portfolio II Class 3	2.06
BlackRock LifePath® Index 2050 Fund	-11.70	The London Company Income Equity Separate Account	-3.00
BlackRock LifePath® Index 2055 Fund	-11.70	International Equity Index Fund	-11.60
BlackRock LifePath® Index 2060 Fund	-11.70	Bond Fund	-0.28
BlackRock LifePath® Index Retirement Fund	-5.10	Bond Index Fund	1.00
The Danaher Corporation Stock Fund	11.73	Active Small Cap Equity Fund	-8.41
Cohen & Steers Realty Shares Fund	-4.19	PIMCO All Asset Fund Institutional Class	-4.98
Potential Payments Upon Termination or Change-of-Control as of 2018 Fiscal Year-End
The following table describes the payments and benefits that each of Envista’s NEOs would have been entitled to receive upon termination of employment or in connection with a change-of-control of Danaher assuming that the triggering event occurred on December 31, 2018. Where benefits are based on the market value of Danaher’s common stock, Envista has used the closing price of Danaher’s common stock as reported on the NYSE on December 31, 2018 ($103.12 per share). In addition to the amounts set forth below, upon any termination of employment Envista’s NEOs would have been entitled to:

•
receive all payments generally provided to salaried employees on a non-discriminatory basis upon termination, such as accrued salary, life insurance proceeds (for any termination caused by death), unused vacation and Danaher 401(k) plan distributions;

•
potentially receive an annual cash incentive compensation award pursuant to the Danaher 2007 Omnibus Incentive Plan, since under the terms of the award a participant who remains employed through the end of the annual performance period is eligible for an award under the plan;

•
receive accrued, vested balances under the Danaher EDIP (provided that under the Danaher EDIP, if an employee’s employment terminates as a result of gross misconduct, the administrator may determine that the employee’s vesting percentage with respect to all Danaher contributions is zero); and

•
exercise vested stock options (provided that under the terms of the Danaher 2007 Omnibus Incentive Plan, if an employee is terminated for gross misconduct, the administrator may terminate up to all of the participant’s unexercised or unvested equity awards).

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

NAMED EXECUTIVE OFFICER	BENEFIT	TERMINATION/CHANGE-OF-CONTROL EVENT (1)
		TERMINATION WITHOUT CAUSE ($) (2)	RETIREMENT ($)	DEATH ($) (3)
Amir Aghdaei	Value of unvested stock options that would be accelerated (4)(5)	—	1,591,917	3,859,013
	Value of unvested RSUs and PSUs that would be accelerated (4)(5)	—	4,049,588	4,687,091
	Benefits continuation (5)	17,250	—	—
	Cash payments under Proprietary Interest Agreement and/or Senior Leader Severance Pay Plan (5)	598,000	—	—
	Total:	615,250	5,641,505	8,546,104
Howard Yu	Value of unvested stock options that would be accelerated	—	—	256,168
	Value of unvested RSUs that would be accelerated	—	—	311,400
	Benefits Continuation	—	—	—
	Cash payments under Senior Leader Severance Pay Plan (5)	384,309	—	—
	Total:	384,309	—	567,568
Curt Bludworth	Value of unvested stock options that would be accelerated	—	—	472,185
	Value of unvested RSUs that would be accelerated	—	—	552,629
	Benefits continuation (5)	6,240	—	—
	Cash payments under Senior Leader Severance Pay Plan (5)	450,000	—	—
	Value of unvested Danaher EDIP balance that would be accelerated (6)	—	—	259,887
	Total:	456,240		1,284,701
Patrik Eriksson	Value of unvested stock options that would be accelerated	—	—	416,679
	Value of unvested RSUs that would be accelerated	—	—	526,178
	Benefits continuation (5)	17,370	—	—
	Cash payments under Senior Leader Severance Pay Plan (5)	445,000	—
	Value of unvested Danaher EDIP balance that would be accelerated (6)	—	—	285,162
	Total:	462,370	—	1,228,019
Hans Geiselhöringer	Value of unvested stock options that would be accelerated	—	—	733,607
	Value of unvested RSUs that would be accelerated	—	—	819,197
	Cash payments under Employment Agreement (7)	1,158,582	—	—
	Total:	1,158,582	—	1,552,804
_________________

(1)
The tabular disclosure assumes that upon a change-of-control of Danaher (as defined in the Danaher 2007 Omnibus Incentive Plan), Danaher’s Board does not accelerate the vesting of any unvested RSUs, PSUs or stock options held by Envista’s NEOs. If a change-of-control had occurred as of December 31, 2018 and Danaher’s Board had allowed all of the unvested RSUs, PSUs and stock options held by Envista’s NEOs to accelerate, the intrinsic value of the stock options, RSUs and PSUs that would have been accelerated would have been as follows (no tax reimbursement or gross-up payments would have been triggered by such accelerations): Stock options: Mr. Aghdaei, $3,859,013; Mr. Yu, $256,168; Mr. Bludworth, $472,185; Mr. Eriksson, $416,679; and Mr. Geiselhöringer, $733,607. RSUs and PSUs: Mr. Aghdaei, $8,901,956; Mr. Yu, $485,281; Mr. Bludworth, $877,242; Mr. Eriksson, $873,839; and Mr. Geiselhöringer, $1,292,919.

(2)	For Mr. Geiselhöringer, the value reflected in this column includes amounts payable upon a termination of employment by Danaher other than as a result of gross misconduct.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

(3)
The terms of the Danaher 2007 Omnibus Incentive Plan provide for accelerated vesting of a participant’s stock options and a pro rata portion of a participant’s RSUs and PSUs (at target value) if the participant dies during employment.

(4)
If Mr. Aghdaei had retired as of December 31, 2018, he would have qualified for “early retirement” treatment under the terms of the Danaher 2017 Omnibus Incentive Plan, which provides for continued vesting of a pro rata portion of the participant’s stock options, RSUs and PSUs (based on the actual performance level achieved) upon early retirement.

(5)
Please see “Danaher Employment Agreements” and “Danaher Employee Benefit Plans” for a description of the cash payments each officer would be entitled to if Danaher terminates the officer’s employment without cause, as well as a description of the post-employment restrictive covenant obligations of each officer. The amounts set forth in the table assume that the officer would have executed Danaher’s standard release in connection with any termination without cause.

(6)
Under the terms of the Danaher EDIP, upon a participant’s death the unvested portion of the Danaher contributions that have been credited to the participant’s Danaher EDIP account would immediately vest.

(7)
Please see “Danaher Employment Agreements” for a description of the cash payments Mr. Geiselhöringer would be entitled to if Danaher terminates his employment, other than as a result of gross misconduct, as well as a description of his post-employment restrictive covenant obligations. The amounts set forth in the table assume that Mr. Geiselhöringer received payment in lieu of notice of termination of employment and that he complies with his post-employment restrictive covenant obligations.

The values reflected in the table the footnotes above relating to the acceleration of stock options, RSUs and PSUs reflect the intrinsic value (that is, the value based on the price of Danaher’s common stock, and in the case of stock options minus the exercise price) of the options, RSUs and PSUs (with respect to PSUs, assuming target-level performance in the case of death before the end of the relevant performance period and actual performance in the case of death following the conclusion of the relevant performance period, as applicable, and in the case of retirement, termination without cause or change-of-control, if applicable, assuming maximum-level performance for PSUs) that would vest or would have vested as a result of the specified event of termination or change-of-control occurring as of December 31, 2018.
Danaher Employment Agreements
Named Executive Officer Proprietary Interest Agreement
Danaher previously entered into an agreement with each of Envista’s NEOs under which they are subject to certain covenants designed to protect Danaher’s proprietary interests (“Proprietary Interest Agreement”). Mr. Geiselhöringer’s Proprietary Interest Agreement is discussed below under “—Employment Agreement with Mr. Geiselhöringer.” As discussed below, in connection with the IPO Envista also entered into an agreement with each of Envista’s NEOs under which they are subject to certain covenants designed to protect Envista’s proprietary interests. Pursuant to the terms of the Envista agreements, the provisions of such agreements are additive to, and do not replace, the rights and remedies of Danaher and its affiliates under the Proprietary Interest Agreements.
During and for specified periods after the officer’s employment with Danaher, subject to certain customary exceptions, Envista’s NEOs are prohibited from disclosing or improperly using any confidential information; making any disparaging comments; competing; selling to or soliciting purchases from customers and prospective customers with respect to products and services about which the officer has particular knowledge or expertise; hiring or soliciting any current or recent employees, or otherwise assisting or encouraging any employees to leave; interfering with vendor relationships; or developing competing products or services. Envista’s NEOs also agreed that with limited exceptions all intellectual property that the officer develops in connection with his employment belongs to his employer, and assigns his employer all rights the officer may have in any such intellectual property.
Under the Proprietary Interest Agreement with Mr. Aghdaei, if Danaher terminated his employment without cause prior to the completion of the IPO, he would have been entitled to an amount equal to nine months of base salary, plus severance pay equal to three months’ salary if he signed Danaher’s standard form of release at the time of termination. These amounts would have been paid out over twelve months according to Danaher’s normal payroll cycle. Under the agreement, “cause” is generally defined as his (a) dishonesty, fraud or other willful misconduct or gross negligence; (b) conviction of or pleading guilty or no contest to a felony, misdemeanor (other than a traffic violation) or other crime that would impair his ability to perform his duties or Danaher’s reputation; (c) refusal or willful failure to satisfactorily perform his duties or comply with Danaher’s standards, policies or procedures; (d) material breach of the agreement; (e) death; or (f) termination because of illness that results in his absence from work on a full-time basis for twelve consecutive months.
Employment Agreement with Mr. Geiselhöringer
Nobel Biocare Services AG (“Nobel”), a subsidiary of Danaher that became part of Envista in connection with the IPO, entered into an employment agreement with Mr. Geiselhöringer on September 13, 2014, and as amended through the date of this prospectus. The employment agreement generally provides for an annual base salary and short- and long-term incentives

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

determined in accordance with, and subject to the terms and conditions of, Danaher’s incentive compensation programs. Either Nobel or Mr. Geiselhöringer may terminate the employment agreement upon six months’ prior notice, provided that Nobel may provide Mr. Geiselhöringer with payment of six months’ base salary in lieu of the notice period.
During and for twelve months following Mr. Geiselhöringer’s employment with Nobel, Mr. Geiselhöringer is prohibited from soliciting, inducing or attempting to induce any Nobel executive to leave Nobel or to engage in any business that competes with Nobel; hiring or assisting in the hire of any Nobel executive to work for any business that competes with Nobel; soliciting, inducing or attempting to induce any person or company that is a customer of Nobel to discontinue or modify its customer relationship with Nobel; or disparage, either in private or in public, Nobel or its customers, employees or other affiliates where such disparagement is harmful to Nobel’s business or reputation. As consideration for continued compliance with his non-competition and non-solicitation obligations following termination of employment, Mr. Geiselhöringer will be entitled to receive an amount equal to twelve months’ continued payment of base salary.
Officers’ and Directors’ Indemnification and Insurance
Envista’s amended and restated certificate of incorporation requires Envista to indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party to any action or proceeding by reason of his or her service as Envista’s director or officer, or by reason of serving at Envista’s request as a director or officer of any other entity, subject to certain exceptions. Envista’s amended and restated bylaws provide for similar indemnification rights. In addition, each of Envista’s directors and executive officers has entered into an indemnification agreement with Envista that provides for substantially similar indemnification rights and under which Envista agreed to pay expenses in advance of the final disposition of any such indemnifiable proceeding. Envista has obtained directors and officers liability insurance covering all of Envista’s directors and officers.
Danaher Employee Benefit Plans
Danaher Senior Leader Severance Pay Plan
Each of Danaher’s executives, including Messrs. Aghdaei, Bludworth, Eriksson and Yu, was entitled to certain benefits under Danaher’s Senior Leader Severance Pay Plan prior to the completion of the IPO. If a covered employee is terminated without “cause” and except in certain circumstances as specified in the plan, subject to execution of Danaher’s standard form of release he or she is entitled to severance equal to a minimum of three months of annual base salary plus an additional month for each year of service (provided that the three months plus all additional months cannot exceed twelve months in aggregate) paid out over the applicable severance period according to the normal payroll cycle, as well as the opportunity to continue coverage under specified welfare benefit plans of Danaher for the duration of the severance period at the same cost as an active employee in a position similar to that held by the employee at termination. To the extent a covered employee is entitled to severance or other post-termination compensation pursuant to the terms of an individual agreement, payments and benefits will only be provided under the plan to the extent they are not duplicative of the payments and benefits provided under the individual agreement.
Danaher Supplemental Retirement Program
Danaher Contributions. Danaher uses the Danaher EDIP, a non-qualified, unfunded excess contribution (and until December 31, 2018, voluntary deferred compensation) program, to provide supplemental retirement benefits on a pre-tax basis in excess of qualified plan limitations to select management associates of Danaher and its subsidiaries. At the beginning of each plan year, Danaher credits to the account of each participant an amount equal to the product of:

•	the sum of the participant’s base salary and target bonus as of the end of the prior year; and

•
a percentage determined by the administrator that is based on the participant’s years of participation in the Danaher EDIP, namely 6% for employees who have participated in the Danaher EDIP for less than 10 years, 8% after 10 years of Danaher EDIP participation and 10% after 15 years of Danaher EDIP participation.

All amounts that Danaher contributes to a participant’s account are deemed invested on a notional basis in Danaher Common Stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

A participant vests in the amounts that Danaher credits to his or her account as follows:

•	If the participant has both reached age 55 and completed at least five years of service with Danaher or its subsidiaries, the participant immediately vests 100% in each Danaher contribution.

•
If the participant does not satisfy the conditions described under the preceding bullet, the participant’s vesting percentage is 10% for each year of participation in the Danaher EDIP (after the participant has first completed five years of participation in the Danaher EDIP).

•	If a participant dies while employed by Danaher, his or her vesting percentage equals 100%.
If termination of an employee’s participation in the Danaher EDIP resulted from the employee’s gross misconduct, the administrator may reduce the employee’s vested interest with respect to all Danaher contributions to as low as zero percent.
Effective January 1, 2019, no new participants are admitted to the Danaher EDIP, but existing Danaher EDIP participants as of December 31, 2018 may receive Danaher contributions as described above. Danaher EDIP participants who make a one-time election to participate in the Danaher Excess Contribution Plan, or Danaher ECP (which is a sub-plan under the Danaher 2007 Omnibus Incentive Plan), and new participants in Danaher’s supplemental retirement program will receive Danaher contributions under the Danaher ECP. Messrs. Aghdaei, Bludworth and Eriksson elected to remain in the Danaher EDIP and therefore do not participate in the Danaher ECP.
Voluntary Deferrals. Until December 31, 2018, each Danaher EDIP participant was permitted to voluntarily defer into the program, on a pre-tax basis, up to 85% of his or her salary and/or up to 85% of his or her non-equity incentive compensation with respect to a given plan year. Notional earnings on amounts deferred under the program are credited to participant accounts based on the market rate of return of the applicable benchmark investment alternatives offered under the program, which are generally the same as the investment alternatives offered under Danaher’s 401(k) Plan (except for any investment options that may only be offered under the tax qualified 401(k) Plan). Each participant allocates the amounts he or she voluntarily defers among the available investment alternatives. Participants may change their allocations at any time, provided that any portion of a participant’s account that is subject to the Danaher Common Stock investment alternative must remain allocated to that investment alternative until the account is distributed to the participant.
Effective January 1, 2019, no new voluntary deferrals are permitted under the Danaher EDIP and instead, Danaher EDIP participants and other members of Danaher senior management are permitted to make voluntary deferrals under the Danaher DCP. Voluntary deferrals under the Danaher DCP are subject to substantially the same terms as applied under the Danaher EDIP, including with respect to the percentage of salary and/or non-equity incentive compensation that may deferred each year, investment alternatives and crediting of notional earnings. Participants are at all times fully vested in amounts they voluntarily defer into their Danaher EDIP and DCP accounts.
Distributions. In general, a participant may not receive a distribution of his or her vested Danaher EDIP account balance (including any amounts voluntarily deferred) until after his or her employment with Danaher terminates. A participant generally may elect to receive a distribution of his or her Danaher DCP account balance following his or her termination of employment or on a specified future date prior to his or her termination of employment. The following chart generally describes the timing and manner of distribution of Danaher EDIP and DCP account balances:

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Name of Plan		Timing of beginning of distribution	Period of distribution	Form of distribution
Danaher EDIP	Not 100% vested in Danaher contributions	Six months following termination	Lump sum
Participant may elect to receive distribution in cash, shares of Danaher Common Stock or a combination thereof (but all balances subject to the Danaher Common Stock investment alternative must be distributed in shares of Danaher Common Stock).

100% vested in Danaher contributions
Participant may elect to begin receiving distributions immediately, 6 months, 1 year or 2 years following termination (generally, a distribution due to termination of employment is payable after a six-month delay).
Participant may elect lump sum, or if at least age 55, annual installments over two, five or ten years.
Danaher DCP
Participant may elect to begin receiving distributions on the earlier of a fixed date or termination of employment. Distributions on a fixed date must be at least 3 years after the date of election. Distribution elections upon a termination of employment are the same as under the Danaher EDIP (a six-month delay may apply to distributions on a termination of employment if the participant is a “key employee” under applicable tax rules).
			Participant may elect lump sum or annual installments over a period of up to ten years.	All balances subject to the Danaher Common Stock investment alternative must be distributed in shares of Danaher Common Stock, and all other balances must be paid in cash.
Certain events, such as the participant’s death or an unforeseeable emergency, may impact the timing of a distribution under the Danaher EDIP or Danaher DCP.
General. Under the EDIP and DCP, Danaher contributions and amounts voluntarily deferred are unfunded and unsecured obligations of Danaher, receive no preferential standing and are subject to the same risks as any of Danaher’s other general obligations.
Envista Employment Agreements
Envista Proprietary Interest Agreements
Envista has entered into an agreement with each of Envista’s NEOs under which they are subject to certain covenants designed to protect Envista’s proprietary interests (the “Envista Proprietary Interest Agreements”).
During and for specified periods after the officer’s employment with Envista, subject to certain customary exceptions, Envista’s NEOs are generally prohibited from disclosing or improperly using any of Envista’s confidential information; making any disparaging comments about Envista; or using trade secrets to (i) hire or solicit any of Envista’s current or recent employees, or otherwise assist or encourage any of Envista’s employees to leave employment with Envista, or (ii) interfere or attempt to interfere with Envista’s relationships with any of Envista’s customers or vendors. In addition, subject to certain customary exceptions, the Envista Proprietary Interest Agreements with Messrs. Aghdaei, Bludworth and Geiselhöringer provide that the officers will not compete with Envista, develop competing products or services or sell to or solicit purchases from Envista’s customers and prospective customers with respect to products and services about which the officer has particular knowledge or expertise for a period of twelve months following termination of employment, and will not hire or solicit any of Envista’s employees or independent contractors for a period of twenty-four months following termination of employment.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

As consideration for continued compliance with his non-competition and non-solicitation obligations following termination of employment, Mr. Geiselhöringer will be entitled to receive an amount equal to twelve months’ continued payment of base salary.
Envista’s NEOs also agreed that, with limited exceptions, all intellectual property that the officer develops in connection with his employment with Envista belongs to Envista, and assigns Envista all rights the officer may have in any such intellectual property.
Letter Agreements
Letter Agreement with Mr. Aghdaei
DH Dental Employment Services LLC (“DH Dental”), a subsidiary of Danaher that became part of Envista in connection with the completion of the IPO, entered into a letter agreement with Mr. Aghdaei on July 29, 2019, which became effective as of the completion of the IPO. Pursuant to the letter agreement, Mr. Aghdaei’s employment as Envista’s Chief Executive Officer is on an at-will basis and he is entitled to:

•	an annual base salary of $1,100,000 (subject to periodic review);

•	an annual incentive target bonus of 125% of his annual base salary (subject to periodic review);

•
a recommendation to Envista’s Compensation Committee to grant a one-time special equity award with a target grant date fair value of $3,100,000 as of the IPO, which award would be split evenly between stock options and RSUs and would vest 50% after four years and 50% after five years from the date of grant;

•
a recommendation to Envista’s Compensation Committee to grant an annual equity award with a target grant date fair value of $4,500,000 beginning in 2020, which award would be split evenly between stock options and RSUs and would vest ratably over the first five anniversaries of the date of grant; and

•	participation in Envista’s deferred compensation program and in the employee benefit plans that are maintained for Envista’s regular employees generally.
Letter Agreement with Mr. Bludworth
DH Dental entered into a letter agreement with Mr. Bludworth on July 29, 2019, which became effective as of the completion of the IPO. Pursuant to the letter agreement, Mr. Bludworth’s employment as Envista’s Senior Vice President and Chief Human Resources Officer is on an at-will basis and he is entitled to:

•	an annual base salary of $450,000 (subject to periodic review);

•	an annual incentive target bonus of 60% of his annual base salary (subject to periodic review);

•
a recommendation to Envista’s Compensation Committee to grant a one-time special equity award with a target grant date fair value of $70,000 as of the IPO, which award would be split evenly between stock options and RSUs and would vest 50% after four years and 50% after five years from the date of grant;

•
a recommendation to Envista’s Compensation Committee to grant an annual equity award with a target grant date fair value of $650,000 beginning in 2020, which award would be split evenly between stock options and RSUs and would vest ratably over the first five anniversaries of the date of grant; and

•	participation in Envista’s deferred compensation program and in the employee benefit plans that are maintained for Envista’s regular employees generally.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Letter Agreement with Mr. Eriksson
DH Dental entered into a letter agreement with Mr. Eriksson on July 29, 2019, which became effective as of the completion of the IPO. Pursuant to the letter agreement, Mr. Eriksson’s employment as Envista’s Senior Vice President and President of Kavo Kerr is on an at-will basis and he is entitled to:

•	an annual base salary of $550,000 (subject to periodic review);

•	an annual incentive target bonus of 70% of his annual base salary (subject to periodic review);

•
a recommendation to Envista’s Compensation Committee to grant a one-time special equity award with a target grant date fair value of $350,000 as of the IPO, which award would be split evenly between stock options and RSUs and would vest 50% after four years and 50% after five years from the date of grant;

•
a recommendation to Envista’s Compensation Committee to grant an annual equity award with a target grant date fair value of $850,000 beginning in 2020, which award would be split evenly between stock options and RSUs and would vest ratably over the first five anniversaries of the date of grant; and

•	participation in Envista’s deferred compensation program and in the employee benefit plans that are maintained for Envista’s regular employees generally.
Letter Agreement with Mr. Yu
DH Dental entered into a letter agreement with Mr. Yu on July 29, 2019, which became effective as of the completion of the IPO. Pursuant to the letter agreement, Mr. Yu’s employment as Envista’s Senior Vice President, Chief Financial Officer will be on an at-will basis and he will be entitled to:

•	an annual base salary of $500,000 (subject to periodic review);

•	an annual incentive target bonus of 70% of his annual base salary (subject to periodic review);

•
a recommendation to Envista’s Compensation Committee to grant a one-time special equity award with a target grant date fair value of $500,000 as of the IPO, which award would be split evenly between stock options and RSUs and would vest 50% after four years and 50% after five years from the date of grant;

•
a recommendation to Envista’s Compensation Committee to grant an annual equity award with a target grant date fair value of $800,000 beginning in 2020, which award would be split evenly between stock options and RSUs and would vest ratably over the first five anniversaries of the date of grant; and

•	participation in the employee benefit plans (which includes Envista’s deferred compensation program) that are maintained for Envista’s regular employees generally.
Letter Agreement with Mr. Geiselhöringer
Envista entered into a letter agreement with Mr. Geiselhöringer on July 29, 2019, which became effective as of the completion of the IPO. The letter agreement provides that Mr. Geiselhöringer is entitled to:

•
a recommendation to Envista’s Compensation Committee to grant a one-time special equity award with a target grant date fair value of $200,000 as of the IPO, which award would be split evenly between stock options and RSUs and would vest 50% after four years and 50% after five years from the date of grant; and

•
a recommendation to Envista’s Compensation Committee to grant an annual equity award with a target grant date fair value of $700,000 as part of Envista’s annual equity award program for 2020, which award would be split evenly between stock options and RSUs and would vest ratably over the first five anniversaries of the date of grant.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Amendment Agreement with Mr. Geiselhöringer
Nobel entered into an employment agreement amendment with Mr. Geiselhöringer on August 1, 2019, which became effective as of the completion of the IPO. Pursuant to the amendment agreement, Mr. Geiselhöringer is Envista’s Senior Vice President and President of Nobel Biocare Systems and he is entitled to an annual incentive target bonus of 70% of his annual base salary (subject to periodic review). The amendment agreement relates to the terms of Mr. Geiselhöringer’s employment other than his equity compensation (which is separately addressed in the letter agreement described below).
Mr. Geiselhöringer’s Employment Agreement is discussed above under “Danaher Employment Agreements—Employment Agreement with Mr. Geiselhöringer.”
Envista Benefit Plans
Envista Senior Leader Severance Pay Plan
In connection with the completion of the IPO, Envista adopted the Envista Holdings Corporation & Subsidiaries Severance Plan, Senior Leaders Severance Pay Component (the “Envista Senior Leader Severance Pay Plan”). Each of Envista’s U.S.-based executives, including Messrs. Aghdaei, Bludworth, Eriksson and Yu, is entitled to certain benefits under the Envista Senior Leader Severance Pay Plan to the extent that the covered employee is terminated without “cause.” Upon a termination of employment without “cause,” and except in certain circumstances as specified in the plan, subject to execution of Danaher’s standard form of release, the covered employee will be entitled to severance equal to a minimum of three months of annual base salary plus an additional month for each year of service (provided that the three months plus all additional months cannot exceed twelve months in aggregate) paid out over the applicable severance period according to the normal payroll cycle, as well as the opportunity to continue coverage under specified welfare benefit plans of Envista for the duration of the severance period at the same cost as an active employee in a position similar to that held by the employee at termination. To the extent a covered employee is entitled to severance or other post-termination compensation pursuant to the terms of an individual agreement, payments and benefits will only be provided under the plan to the extent they are not duplicative of the payments and benefits provided under the individual agreement.
Envista Supplemental Retirement Program
In connection with the completion of the IPO, Envista adopted the Envista Holdings Executive Deferred Incentive Program, the Envista Holdings Corporation Excess Contribution Program and the Envista Holdings Corporation Deferred Compensation Plan (the “Envista Supplemental Retirement Plans”). The terms of the Envista Supplemental Retirement Plans are substantially similar to the terms of the Danaher plans discussed above under “Danaher Benefit Plans—Danaher Supplemental Retirement Program.” The Envista Supplemental Retirement Plans will become effective in accordance with their terms on January 1, 2020, and as of such date each of the Envista NEOs who participate in the Danaher supplemental retirement programs discussed above will transition to the respective Envista Supplemental Retirement Plans.
Envista Holdings Corporation 2019 Omnibus Incentive Plan
On September 17, 2019, Envista adopted and Danaher, in its capacity as Envista’s sole stockholder prior to the completion of the IPO, approved the Envista Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Plan”). The 2019 Plan is a comprehensive incentive plan that permits Envista to grant both equity-based and non-equity based compensation awards to Envista’s employees, non-employee directors and consultants, as well as those of Envista’s eligible subsidiaries. The 2019 Plan became effective on September 17, 2019.
In connection with the closing of the IPO, Envista granted to its NEOs the one-time special equity awards described above under “-Envista Employment Agreements.” Fifty percent (50%) of the one-time special equity awards to Envista’s NEOs will vest on each of the fourth and fifth anniversaries of the date of grant. Envista also granted to its independent directors the annual equity awards described below under “Director Compensation—Director Compensation Structure.”
Director Compensation
With respect to fiscal year 2018, Envista did not pay any director compensation.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Director Compensation Philosophy
Envista uses, and expects to continue to use, a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on the Envista Board. In setting director compensation, the Envista Board and Nominating and Governance Committee are guided by the following principles:

•
compensation should fairly pay directors for work required in a company of Envista’s size and scope, and differentiate among directors where appropriate to reflect different levels of responsibilities;

•	a significant portion of the total compensation should be paid in stock-based awards to align directors’ interests with the long-term interests of Envista’s stockholders; and

•	the structure of the compensation program should be simple and transparent.
Process for Setting Director Compensation
The Nominating and Governance Committee is responsible for reviewing and making recommendations to the Board regarding non-management director compensation (although the Board will make the final determination regarding the amounts and type of non-management director compensation). The Envista Board expects to use an independent compensation consultant, to prepare regular reports on market non-management director compensation practices and evaluate Envista’s program in light of the results of such reports.
Under the terms of the 2019 Plan, an annual limit of $700,000 per calendar year applies to the sum of all cash and equity-based awards (calculated based on the grant date fair value of such awards for financial reporting purposes) granted to each non-management director for services as a member of the Envista Board.
Director Compensation Structure
In connection with the completion of the IPO, the Envista Board approved the following compensation structure for Envista’s independent directors:

•	An annual cash retainer of $100,000, paid in four, equal installments following each quarter of service.

•
If a director attends more than twenty (20) Board and Board committee meetings in aggregate during a calendar year, a cash meeting fee of $2,000 for each Board and committee meeting attended during such year in excess of such threshold, paid in aggregate following completion of such year.

•	An annual equity award with a target award value of $175,000.

•	Reimbursement for Envista-related out-of-pocket expenses, including travel expenses.
In addition, the Chair of the Envista Board receives an annual cash retainer of $62,500 and an annual equity award with a target value of $62,500, the Chair of the Audit Committee receives an annual cash retainer of $20,000, the Chair of the Compensation Committee receives an annual cash retainer of $15,000, and the Chair of the Nominating and Governance Committee receives an annual retainer of $10,000, with all cash retainers paid in four, equal installments following each quarter of service.
In connection with the closing of the IPO, Envista granted to its independent directors the annual equity awards in respect of 2019 described above.
Each of the directors designated by Danaher for nomination to the Envista Board pursuant to Danaher’s rights under the Separation Agreement is expected to receive from Danaher (not Envista) a one-time cash payment for service on the Board between the date of the IPO and the date Danaher no longer controls a majority of the total voting power of Envista’s outstanding shares with respect to the election of directors (the “Disposition Date”). The cash payment will be based on an annual rate of $275,000 and will be pro-rated as necessary based on the number of months the director serves on the Envista Board between the date of the IPO and Disposition Date (with any partial month counting as a full month). This cash payment will be paid in a lump sum between the Disposition Date and the date that is 30 days following the Disposition Date.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Mr. Aghdaei will receive no additional compensation (other than his compensation as President and CEO) for his service on the Envista Board.
Director Stock Ownership Requirements
In connection with the completion of the IPO, the Envista Board adopted stock ownership requirements for Envista’s non-management directors. Under the requirements, each non-management director (within five years of his or her initial election or appointment) will be required to beneficially own shares of Envista Common Stock with a market value of at least five times his or her annual cash retainer. Once a director has acquired a number of shares that satisfies such ownership multiple, such number of shares then becomes such director’s minimum ownership requirement (even if his or her retainer increases or the fair market value of such shares subsequently declines). Under the policy, beneficial ownership includes RSUs and restricted shares held by the director and shares in which the director or his or her spouse or child has a direct or indirect interest, but does not include shares subject to unexercised stock options. Until such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares with respect to the election of directors, this policy will not apply to those non-management directors who are employees of Danaher.
In connection with the completion of the IPO, the Envista Board also adopted a policy that prohibits any director or executive officer from pledging as security under any obligation any shares of Envista Common Stock that he or she directly or indirectly owns and controls, and a policy that prohibits Envista’s directors and employees from engaging in any transactions involving a derivative of Envista’s securities, including hedging transactions.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DANAHER AND ENVISTA
Danaher Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers
The following table sets forth, as of October 18, 2019, the number of shares and percentage of Danaher Common Stock beneficially owned by:

•	each person or group known by Danaher to beneficially own more than 5% of Danaher Common Stock;

•	each of Danaher’s directors and executive officers; and

•	all directors and executive officers of Danaher as a group.
Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Percentage of beneficial ownership is based on 718,280,032 shares of Danaher Common Stock outstanding. Unless otherwise indicated, the address for each holder listed below is c/o Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.
Except as otherwise indicated and subject to community property laws where applicable, each person or entity included in the table below has sole voting and investment power with respect to the shares beneficially owned by that person or entity. For purposes of the table, the number of shares of Danaher Common Stock attributable to each executive officer’s Executive Deferred Incentive Program (“EDIP”) account or Deferred Compensation Plan (“DCP”) account is equal to (1) the person’s outstanding EDIP or DCP balance, as applicable, as of October 18, 2019 (to the extent such balance is vested or will become vested within 60 days of October 18, 2019), divided by (2) the closing price of Danaher Common Stock as reported on the NYSE on October 18, 2019; the number of shares attributable to each executive officer’s 401(k) Plan account is equal to (a) the officer’s balance, as of October 18, 2019, in the Danaher stock fund included in the executive officer’s 401(k) Plan account, divided by (b) the closing price of Danaher Common Stock as reported on the NYSE on October 18, 2019; and the number of shares attributable to the Non-Employee Directors’ Deferred Compensation Plan is based on the number of shares that could be issued to directors pursuant to such plan within 60 days of October 18, 2019. The table also includes shares that may be acquired upon exercise of options that are exercisable within 60 days of October 18, 2019 or upon vesting of RSUs and PSUs that vest within 60 days of October 18, 2019.

	Shares of common stock beneficially owned
Name and address of Beneficial Owner	Number of Shares	Percentage of Shares	Notes
The Vanguard Group	46,149,541	6.4%
Derived from a Schedule 13G filed February 11, 2019 by The Vanguard Group, which sets forth their beneficial ownership as of December 31, 2018. According to the Schedule 13G, The Vanguard Group has sole voting power over 718,327 shares, shared voting power over 165,079 shares, sole dispositive power over 45,281,505 shares and shared dispositive power over 868,036 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

BlackRock, Inc.	43,634,997	6.1%
Derived from a Schedule 13G filed February 4, 2019 by BlackRock, Inc., which sets forth their beneficial ownership as of December 31, 2018. According to the Schedule 13G, BlackRock, Inc. has sole voting power over 37,317,996 shares and sole dispositive power over 43,634,997 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

Donald J. Ehrlich	155,554	*
Includes options to acquire 36,154 shares, 2,600 shares owned by Mr. Ehrlich’s spouse and 32,000 other shares owned indirectly. Mr. Ehrlich disclaims beneficial ownership of the shares held by his spouse.

Linda Hefner Filler	58,959	*	Includes options to acquire 41,154 shares and 4,891 phantom shares attributable to Ms. Hefner Filler’s account under the Non-Employee Directors’ Deferred Compensation Plan.
Thomas P. Joyce, Jr.	283,914	*	Includes options to acquire 132,474 shares, 4,518 shares attributable to Mr. Joyce’s 401(k) account and 141,710 shares attributable to Mr. Joyce’s EDIP account.
Teri List-Stoll	30,895	*	Includes options to acquire 25,790 shares and 5,105 phantom shares attributable to Ms. List-Stoll’s account under the Non-Employee Directors’ Deferred Compensation Plan.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Walter G. Lohr, Jr.	526,204	*
Includes options to acquire 41,154 shares, 37,050 shares held by a charitable foundation of which Mr. Lohr is president and 448,000 other shares held indirectly. Mr. Lohr disclaims beneficial ownership of the shares held by the charitable foundation.

Mitchell P. Rales	35,291,636	5.0%
Includes 32,000,000 shares owned by limited liability companies of which a revocable trust controlled by Mr. Rales is the sole member, 192,703 shares attributable to Mr. Rales’ 401(k) Plan account and 3,098,933 other shares owned indirectly. The shares held by the limited liability companies are pledged to secure lines of credit with certain banks and each of these entities and Mr. Rales is in compliance with these lines of credit. The business address of Mitchell Rales, and of each of the limited liability companies, is 11790 Glen Rd., Potomac, MD 20854.

Steven M. Rales	43,150,677	6.0%
Includes 34,000,000 shares owned by limited liability companies of which a revocable trust controlled by Mr. Rales is the sole member, 18,937 shares attributable to Mr. Rales’ 401(k) Plan account, 117,000 shares owned by a charitable foundation of which Mr. Rales is a director and 9,014,740 other shares owned indirectly. Mr. Rales disclaims beneficial ownership of those shares held by the charitable foundation. The shares held by the limited liability companies are pledged to secure lines of credit with certain banks and each of these entities and Mr. Rales is in compliance with these lines of credit. The business address of Steven Rales, and of each of the limited liability companies, is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701.

John T. Schwieters	60,107	*	Includes options to acquire 41,154 shares and 10,951 other shares held indirectly.
Alan G. Spoon	102,523	*	Includes options to acquire 41,154 shares.
Raymond C. Stevens, Ph.D.	11,087	*	Includes options to acquire 8,410 shares and 2,677 phantom shares attributable to Professor Stevens’ account under the Non-Employee Directors’ Deferred Compensation Plan.
Elias A. Zerhouni, M.D.	48,654	*	Includes options to acquire 41,154 shares and 7,500 other shares held indirectly.
Rainer M. Blair	79,307	*	Includes options to acquire 72,348 shares, 2,358 shares upon vesting of RSUs and 2,939 shares attributable to Mr. Blair’s EDIP account.
Daniel L. Comas	358,496	*
Includes options to acquire 233,643 shares, 6,755 shares attributable to Mr. Comas’ 401(k) account, 46,742 shares attributable to Mr. Comas’ EDIP account, 2,543 shares held by Mr. Comas’ spouse and 38,804 shares held by a trust as to which Mr. Comas’ spouse is trustee. Mr. Comas disclaims beneficial ownership of the shares held by his spouse and by the trust.

William K. Daniel II	342,882	*	Includes options to acquire 271,685 shares and 30,670 shares attributable to Mr. Daniel’s EDIP account.
Brian W. Ellis	27,621	*	Includes options to acquire 21,817 shares, 766 shares attributable to Mr. Ellis’ DCP account and 5,038 shares attributable to Mr. Ellis’ EDIP account.
William H. King	101,255	*	Includes options to acquire 83,077 shares, 13 shares attributable to Mr. King’s 401(k) account and 18,165 shares attributable to Mr. King’s EDIP account.
Angela S. Lalor	151,089	*	Includes options to acquire 135,208 shares, 895 shares attributable to Ms. Lalor’s DCP account and 14,986 shares attributable to Ms. Lalor’s EDIP account.
Robert S. Lutz	151,315	*	Includes options to acquire 103,668 shares and 47,647 shares attributable to Mr. Lutz’s EDIP account.
Matthew R. McGrew	105,846	*	Includes options to acquire 86,017 shares, 4,717 shares upon vesting of RSUs and 8,713 shares attributable to Mr. McGrew’s 401(k) accounts.
Daniel A. Raskas	167,931	*	Includes options to acquire 134,914 shares and 28,854 shares attributable to Mr. Raskas’s EDIP account.
Joakim Weidemanis	179,281	*	Includes options to acquire 130,492 shares, 4,236 shares upon vesting of RSUs and 15,037 shares attributable to Mr. Weidemanis’ EDIP account.
All Directors and Executive Officers as a Group (21 persons)	81,385,233	11.3%
Includes options to acquire 1,681,467 shares, 11,311 shares upon vesting of RSUs, 231,639 shares attributable to executive officers’ 401(k) accounts, 1,661 shares attributable to executive officers’ DCP accounts, 351,788 shares attributable to executive officers’ EDIP accounts and 12,673 phantom shares attributable to directors’ accounts under the Non-Employee Directors’ Deferred Compensation Plan.

_________________
* Denotes less than 1%
Envista Common Stock Ownership by 5% Beneficial Owners, Directors and NEOs
The following table sets forth, as of October 18, 2019, the number of shares and percentage of Envista Common Stock beneficially owned by:

•	each person or group known by Envista to beneficially own more than 5% of Envista Common Stock;

•	each of Envista’s directors and NEOs; and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•	all directors and NEOs of Envista as a group.
Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Percentage of beneficial ownership is based on 158,651,200 shares of Envista Common Stock outstanding. Unless otherwise indicated, the address for each holder listed below is c/o Envista Holdings Corporation, 200 S. Kraemer Blvd., Building E, Brea, California 92821-6208.

	Shares of common stock beneficially owned
Name and address of Beneficial Owner	Number of Shares	Percentage of Shares
Danaher Corporation	127,868,000	80.6%
Amir Aghdaei	10,000	*
Allison F. Blackwell	—	*
Curt Bludworth	5,000	*
Wendy Carruthers	—	*
Jonathan O. Clark	—	*
William K. Daniel II	—	*
Patrik Eriksson	5,000	*
Hans Geiselhöringer	—	*
Daniel J. Houghton	—	*
Scott Huennekens	—	*
Jeffrey Kappler	5,000	*
Mark E. Nance	—	*
Daniel A. Raskas	—	*
Mischa Reis	1,000	*
Christine Tsingos	—	*
Howard Yu	2,000	*
All Directors and NEOs as a Group (16 persons)	28,000	*
_________________
* Denotes less than 1%

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

AGREEMENTS BETWEEN DANAHER AND ENVISTA AND OTHER RELATED PERSON TRANSACTIONS
Relationship between Envista and Danaher
On September 19, 2019, Envista entered into the Separation Agreement and various other agreements with Danaher to effect the Separation and provide a framework for Envista’s relationship with Danaher after the Separation, including the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, an intellectual property matters agreement, a DBS license agreement and a registration rights agreement. These agreements provide for the allocation between Envista and Danaher of Danaher’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Envista’s separation from Danaher and govern certain relationships between Envista and Danaher after the Separation.
The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.
The Separation Agreement
On September 19, 2019, Envista and Danaher entered into the Separation Agreement. The Separation Agreement sets forth Envista’s agreements with Danaher regarding the principal actions that were taken in connection with the Separation. It also sets forth other agreements that govern certain aspects of Envista’s relationship with Danaher following the Separation.
Transfer of Assets and Assumption of Liabilities; Consideration
The Separation Agreement identifies assets that were transferred, liabilities that were assumed and contracts that were assigned to each of Danaher and Envista as part of the Separation described herein, and describes the timing and means of these transfers, assumptions and assignments, though many of the transfers, assumptions and assignments had already occurred prior to the parties’ entering into the Separation Agreement. The Separation Agreement provides for those transfers of assets and assumptions of liabilities that were necessary in connection with the Separation so that Envista and Danaher retained the assets necessary to operate their respective businesses and retained or assumed the liabilities allocated in accordance with the Separation. The Separation Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between Envista and Danaher.
Pursuant to the Separation Agreement, in connection with the IPO, Danaher transferred to Envista the equity interests of certain entities that held, either directly or indirectly through the equity ownership of additional entities, substantially all of Danaher’s dental business. In exchange for the transfers by Danaher to Envista, Danaher received (i) 127,867,900 shares of Envista Common Stock, (ii) all of the net proceeds (approximately $643.4 million) Envista received from the sale of Envista Common Stock in the IPO, including the net proceeds received as a result of the exercise in full of the underwriters’ option to purchase additional shares, and (iii) all of the net proceeds (approximately $1.3 billion) Envista received from the entry into the Term Loans.
Except as expressly set forth in the Separation Agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither Envista nor Danaher made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that might be required in connection with such transfers or assumptions, or any other matters.
Information in this prospectus with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party has an indemnification obligation under the Separation Agreement and the other agreements relating to the Separation are the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Further Assurances; Separation of Guarantees
To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement have not been consummated at or prior to the closing of the IPO, the parties agreed to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party agreed to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, Envista and Danaher agreed to use commercially reasonable efforts to remove Envista and Envista’s subsidiaries as a guarantor of liabilities (including surety bonds) retained by Danaher and its subsidiaries and to remove Danaher and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by Envista.
Shared Contracts
Certain shared contracts were assigned or amended to facilitate the Separation of Envista’s business from Danaher. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the Separation is complete.
Release of Claims and Indemnification
Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party has released and forever discharged the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation Agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the Separation Agreement.
The Separation Agreement provides for cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to Envista under the Separation Agreement with Envista and financial responsibility for the obligations and liabilities allocated to Danaher under the Separation Agreement with Danaher. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation Agreement;

•	the assets the indemnifying party assumed or retained pursuant the Separation Agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after the IPO; and

•	any breach by the indemnifying party of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.
Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations are subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the Tax Matters Agreement.
Legal Matters
Except as otherwise set forth in the Separation Agreement or any ancillary agreement (or as otherwise described above), each party to the Separation Agreement assumed the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Insurance
Following the Separation, Envista is responsible for obtaining and maintaining at Envista’s own cost Envista’s own insurance coverage. Additionally, with respect to certain claims arising prior to the Separation, Envista may, at the sole discretion of Danaher, seek coverage under Danaher third-party insurance policies to the extent that coverage may be available thereunder.
Subsequent Distribution or Dispositions
Danaher has sole discretion in effecting any subsequent distribution of Envista’s shares owned by Danaher through a spin-off or split-off or effecting any further dispositions of Envista’s shares owned by Danaher after the IPO through one or more public offerings or private sales. Envista is required to cooperate with Danaher to effect any subsequent distribution or dispositions.
Board and Committee Representation
For so long as Danaher beneficially owns a majority of the total voting power of Envista’s outstanding shares with respect to the election of directors, Danaher is entitled to designate a majority of the directors (including the chairman of the Envista Board) and a majority of the members of any committee of the Envista Board, and Envista is required to use reasonable best efforts to take advantage of any “controlled company” exemption (including related to director independence) under applicable stock exchange rules. For so long as Danaher beneficially owns less than a majority but at least 10% of the total voting power of Envista’s outstanding shares with respect to the election of directors, Danaher is entitled to designate a number of directors in proportion to the percentage of total voting power beneficially owned by Danaher and has the right to include at least one of its designees on each committee of the Envista Board. The Danaher designees on any committee of the Envista Board must comply with the applicable director independence requirements under applicable law, after taking into account any “controlled company” exemption under the stock exchange rules.
Financial Reporting Covenants
Envista has agreed to comply with certain covenants relating to Envista’s financial reporting for so long as Danaher is required to consolidate Envista’s results of operations and financial position or to account for its investment in Envista under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Danaher;

•	conformity with Danaher’s financial presentation and accounting policies;

•	disclosure of information about Envista’s financial controls to Danaher;

•	provision to Danaher of access to Envista’s auditors and certain books and records related to internal accounting controls or operations; and

•	cooperation with Danaher to the extent requested by Danaher in the preparation of Danaher’s public filings and press releases.
Additional Covenants
Envista has agreed to comply with the following additional covenants for so long as Danaher beneficially owns a majority of the total voting power of Envista’s outstanding shares with respect to the election of directors:

•
without Danaher’s prior written consent, Envista may not take any action that would restrict Danaher’s ability to transfer its shares of Envista Common Stock or limit the rights of Danaher as a stockholder of ours in a manner not applicable to Envista’s stockholders generally;

•
without Danaher’s prior written consent, Envista may not issue any of Envista’s shares (but may issue up to 984,000 shares of Envista Common Stock in connection with equity awards granted pursuant to Envista’s compensation plans); provided that no issuance of Envista’s shares may result in Danaher beneficially owning less

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

than a majority of Envista’s outstanding shares of common stock or less than 80% of the total voting power of the then outstanding shares with respect to the election of directors;

•
to the extent that Danaher is a party to any contracts that provide that certain actions or inactions of Danaher affiliates may result in Danaher being in breach of such contracts, Envista may not take any actions that reasonably could result in Danaher being in breach of such contracts; and

•	Envista is required to take certain actions to comply with anti-corruption law (including to maintain a compliance and ethics program reasonably equivalent to Danaher’s compliance and ethics program).
In addition, prior to the date on which Danaher ceases to beneficially own a majority of Envista’s outstanding shares of common stock, Envista is required to consistently implement and maintain Danaher’s business practices and standards in accordance with Danaher’s policies and procedures (but may apply materiality thresholds lower than those contained in Danaher’s policies and procedures).
No Restriction on Competition
None of the provisions of the Separation Agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.
No Hire and No Solicitation
Subject to customary exceptions, neither Envista nor Danaher will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries during the period from and after the completion of the IPO until the date on which Danaher no longer beneficially owns a majority of Envista’s outstanding shares of common stock, and neither Envista nor Danaher will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for a period of 12 months following the date on which Danaher ceases to beneficially own a majority of Envista’s outstanding shares of common stock.
Corporate Opportunities
Following the Separation and for so long as Danaher beneficially owns at least 10% of the total voting power of Envista’s outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on the Envista Board, the Envista Board will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Danaher or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.
Dispute Resolution
If a dispute arises between Envista and Danaher under the Separation Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation Agreement, the dispute will be resolved through binding confidential arbitration.
Term/Termination
Prior to the date on which Danaher ceases to beneficially own a majority of Envista’s outstanding shares of common stock, Danaher has the unilateral right to terminate or modify the terms of the Separation Agreement and related agreements. After such date, the term of the Separation Agreement is indefinite and it may only be terminated with the prior written consent of both Danaher and Envista.
Separation Costs
All costs with respect to the Separation incurred prior to the Separation are borne and paid by Danaher, except that certain costs related to certain services listed on a schedule to the Separation Agreement are not deemed Separation costs and are borne and paid by Envista.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

All costs with respect to the Separation incurred after the Separation are borne and paid by Envista except to the extent such fees and expenses are incurred in connection with services expressly requested by Danaher in writing. In addition, Envista bears responsibility for all other services provided to or for the benefit of Envista, whether provided before or after the Separation.
Any costs or expenses incurred in obtaining consents or novation from a third party are borne by the entity to which such contract is being assigned.
Treatment of Intercompany Loans and Advances
Upon completion of the Separation, all loans and advances between Danaher or any subsidiary of Danaher (other than Envista and Envista’s subsidiaries), on the one hand, and Envista or any of Envista’s subsidiaries, on the other hand, were terminated other than certain loans and advances that are scheduled to the Separation Agreement to remain outstanding following the Separation.
Other Matters Governed by the Separation Agreement
Other matters governed by the Separation Agreement include, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
Transition Services Agreement
On September 19, 2019, Envista and Danaher entered into the Transition Services Agreement, pursuant to which Danaher and its subsidiaries and Envista and Envista’s subsidiaries provide to each other various services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.
The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including, but not limited to, in the event of an uncured material breach by the other party or its applicable affiliates. If no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the transition services agreement. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days.
Envista does not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to Envista related to these same services.
Tax Matters Agreement
Allocation of Taxes
On September 19, 2019, Envista and Danaher entered into the Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, except with respect to certain transaction taxes triggered by the Separation which are borne by Danaher, under the agreement, Envista is responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only Envista and/or any of Envista’s subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both Envista and/or any of Envista’s subsidiaries, on the one hand, and Danaher or any of its subsidiaries, on the other hand, to the extent such taxes are attributable to Envista’s businesses for any periods or portions thereof after the closing of the IPO.
Neither party’s obligations under the agreement are limited in amount or subject to any cap. The agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Following completion of the Exchange Offer, Danaher will generally be responsible for preparing and filing any tax return that includes Danaher or any of its subsidiaries (as determined immediately following completion of the Exchange Offer), including those that also include Envista and/or any of Envista’s subsidiaries. Envista will generally be responsible for preparing and filing any tax returns that include only Envista and/or any of Envista’s subsidiaries.
The party responsible for preparing and filing any tax return generally has primary authority to control tax contests related to any such tax return. Envista generally has exclusive authority to control tax contests with respect to tax returns that include only Envista and/or any of Envista’s subsidiaries. Envista and Envista’s subsidiaries are included in the U.S. federal consolidated tax returns of which Danaher is the parent until the completion of the Exchange Offer.
Preservation of the Tax-Free Status of Certain Aspects of the Separation and Exchange Offer
Envista and Danaher intend for the Separation and the Exchange Offer, together with certain related transactions, to qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code.
Danaher (i) has received a private letter ruling from the IRS to the effect that the Separation and the Exchange Offer will qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Sections 368(a)(1)(D) and 355 of the Code, and (ii) expects to receive an opinion from Davis Polk to the effect that the Separation and the Exchange Offer, together with certain related transactions, will qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Sections 368(a)(1)(D) and 355 of the Code. In connection with the private letter ruling and the opinion, Envista and Danaher have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.
Pursuant to the Tax Matters Agreement, Envista also agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the Separation and the Exchange Offer. Envista may take certain actions prohibited by these covenants only if Envista obtains and provides to Danaher an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to Danaher, to the effect that such action would not jeopardize the tax-free status of these transactions, or if Envista obtains prior written consent of Danaher, in its sole and absolute discretion, waiving such requirement. Envista is barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the completion of the Exchange Offer, these covenants include specific restrictions on Envista’s:

•	discontinuing the active conduct of Envista’s trade or business;

•	issuance or sale of stock or other securities (including securities convertible into Envista’s stock but excluding certain compensatory arrangements);

•
amending Envista’s certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Envista Common Stock;

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause Envista to undergo a 50% or greater change in Envista’s stock ownership.
Envista generally agreed to indemnify Danaher and its affiliates against any and all tax-related liabilities incurred by them relating to the Exchange Offer, and certain other aspects of the Separation to the extent caused by an acquisition of Envista’s stock or assets or by any other action undertaken by Envista. This indemnification will apply even if Danaher has permitted Envista to take an action that would otherwise have been prohibited under the tax-related covenants described above.
Term and termination
There is no termination provision in the Tax Matters Agreement and, unless specifically stated otherwise, the parties’ respective rights, responsibilities and obligations generally survive until the expiration of the relevant statute of limitations.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Employee Matters Agreement
On September 19, 2019, Envista and Danaher entered into the Employee Matters Agreement that governs Envista’s and Danaher’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.
Outstanding Danaher awards and plans
The Employee Matters Agreement provides for the treatment of outstanding Danaher equity awards held by Envista’s employees upon completion of the Exchange Offer, as described in further detail in the section entitled “Executive and Director Compensation—Compensation Discussion and Analysis—Treatment of Outstanding Danaher Equity Awards Held by Envista Employees” and also provides for certain other incentive arrangements.
The Employee Matters Agreement provides that, following the Separation, Envista’s employees generally continue to participate in benefit plans sponsored or maintained by Danaher until the earlier to occur of (i) the date that Envista is no longer a member of the “controlled group” of corporation of Danaher (as defined in Section 414(b) of the Code), (ii) January 1, 2020 or (iii) such earlier date as may be agreed between Danaher and Envista. Following the respective plan transition date, Envista’s employees will commence participation in Envista’s respective benefit plans, which are expected to be generally similar to the existing Danaher benefit plans.
General matters
The Employee Matters Agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.
Term and termination
Until the date upon which Danaher ceases to beneficially own, in the aggregate, a majority of the total voting power of Envista’s outstanding shares with respect to the election of directors, Danaher has the unilateral right to terminate or modify the terms of the employee matters agreement. After such date, the term of the Employee Matters Agreement is indefinite and may only be terminated or amended with the prior written consent of both Danaher and Envista.
Intellectual Property Matters Agreement
On September 19, 2019, Envista and Danaher entered into an Intellectual Property Matters Agreement (the “Intellectual Property Matters Agreement”), pursuant to which Danaher granted to Envista a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to use certain intellectual property rights retained by Danaher. Envista is able to sublicense Envista’s rights in connection with activities relating to Envista’s and Envista’s affiliates’ business, but not for independent use by third parties.
Envista also granted back to Danaher a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to continue to use certain intellectual property rights owned by or transferred to Envista. Danaher is able to sublicense its rights in connection with activities relating to Danaher’s and its affiliates’ retained business, but not for independent use by third parties. This license-back permits Danaher to continue to use certain of Envista’s intellectual property rights in the conduct of its remaining businesses. Envista believes that the license-back has little impact on Envista’s businesses because Danaher’s use of Envista’s intellectual property rights is generally limited to products and services that are not part of Envista’s businesses. The term of the Intellectual Property Matters Agreement is perpetual.
The Intellectual Property Matters Agreement is intended to provide freedom to operate in the event that any of Danaher’s retained trade secrets (excluding DBS) or patented technology is used in any of Envista’s businesses, and, as such, applies to all portions of Envista’s businesses. However, Envista believes there may be relatively little use of such retained trade secrets or patented technology in Envista’s businesses, and as a result, Envista does not believe that the Intellectual Property Matters Agreement has a material impact on any of Envista’s businesses.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DBS License Agreement
On September 19, 2019, Envista and Danaher entered into a DBS License Agreement (the “DBS License Agreement”), pursuant to which Danaher granted Envista a perpetual, non-exclusive, worldwide, and non-transferable license to use DBS solely in support of Envista’s business. Envista is able to sublicense such license to direct and indirect, wholly owned subsidiaries (but only as long as such entities remain direct and indirect, wholly owned subsidiaries). In addition, Envista and Danaher each licenses to each other improvements made by such party to DBS during the first two years of the term period of the DBS License Agreement.
DBS, rebranded as Envista Business System as used by Envista following the IPO, is being used by Envista’s various businesses and functions to continuously improve performance.
For two years following the Separation, each of Envista or Danaher may request the other party to provide limited, cost-free DBS-related services, which may include technical assistance and training, joint training sessions, collaboration sessions and other related services.
The term of the DBS License Agreement is perpetual, with the license to Envista continuing unless there is an uncured material breach by Envista. Upon a change of control of Envista, Envista’s rights to receive services under the DBS License Agreement will terminate, but Envista will be permitted to continue to use the DBS license even after it undergoes a change of control.
Registration Rights Agreement
On September 19, 2019, Envista and Danaher entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Envista granted Danaher and its affiliates certain registration rights with respect to Envista Common Stock owned by them.
Demand registration
Danaher is able to request registration under the Securities Act of all or any portion of Envista’s shares covered by the agreement, and Envista is obligated to register such shares as requested by Danaher, subject to limitations on minimum offering size and certain other limited exceptions. Envista is not required to honor any of these demand registrations if Envista has effected a registration within the preceding 60 days. Danaher is able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.
Piggy-back registration
If Envista at any time intend to file on Envista’s behalf or on behalf of any of Envista’s other security holders a registration statement in connection with a public offering of any of Envista’s securities on a form and in a manner that would permit the registration for offer and sale of Envista Common Stock held by Danaher, Danaher will have the right to include its shares of Envista Common Stock in that offering.
Registration expenses
Envista is generally responsible for all registration expenses in connection with the performance of Envista’s obligations under the registration rights provisions in the Registration Rights Agreement. Danaher is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.
Indemnification
Generally, the Registration Rights Agreement contains indemnification and contribution provisions by Envista for the benefit of Danaher and, in limited situations, by Danaher for the benefit of Envista with respect to the information provided by Danaher included in any registration statement, prospectus or related document.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Transfer
If Danaher transfers shares covered by the Registration Rights Agreement, it will be able to transfer the benefits of the Registration Rights Agreement to transferees of 5% or more of the shares of Envista Common Stock outstanding immediately following the completion of the IPO, provided that each transferee agrees to be bound by the terms of the Registration Rights Agreement.
Term
The registration rights remains in effect with respect to any shares covered by the Registration Rights Agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the Registration Rights Agreement.
Procedures for Approval of Related Person Transactions
Envista has adopted a written policy on related person transactions, which is referred to as the “Related Person Transactions Policy.” Each of the agreements between Envista and Danaher and its subsidiaries that were entered into prior to the completion of the IPO, and any transactions contemplated thereby, were deemed to be approved and not subject to the terms of such policy. Under the Related Person Transactions Policy, the Nominating and Governance Committee is required to review and if appropriate approve all related person transactions, prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if Envista’s management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Governance Committee at the Nominating and Governance Committee’s next meeting. The Nominating and Governance Committee is required to review and consider all relevant information available to it about each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK OF ENVISTA
The following is a summary of Envista’s capital stock and important provisions of Envista’s amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified by Envista’s amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable law.
General
Envista’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, with no par value, all of which shares of preferred stock are undesignated. The Envista Board may establish the rights and preferences of the preferred stock from time to time. As of October 18, 2019, there were 158,651,200 outstanding shares of Envista Common Stock and no outstanding shares of preferred stock. Danaher owned 127,868,000 shares of Envista Common Stock, representing 80.6% of outstanding Envista Common Stock.
Common Stock
Holders of Envista Common Stock are entitled to the rights set forth below.
Voting Rights
Each holder of Envista Common Stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority in voting power of Envista’s shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.
Directors will be elected by a plurality of the votes entitled to be cast. Envista’s stockholders will not have cumulative voting rights. Except as otherwise provided in Envista’s amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of Envista’s shares represented at the meeting and entitled to vote on such question, voting as a single class.
Dividends
Subject to any preferential rights of any outstanding preferred stock, holders of Envista Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Envista Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Envista, holders of Envista Common Stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
No Preemptive or Similar Rights
Holders of Envista Common Stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
Under the terms of Envista’s amended and restated certificate of incorporation, the Envista Board will be authorized, subject to limitations prescribed by the DGCL and by Envista’s amended and restated certificate of incorporation, to issue up to 15,000,000 shares of preferred stock in one or more series without further action by the holders of Envista Common Stock. The Envista Board will have the discretion, subject to limitations prescribed by the DGCL and by Envista’s amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of Envista Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Envista may designate and issue in the future.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Anti-Takeover Effects of Various Provisions of Delaware Law and Envista’s Certificate of Incorporation and Bylaws
Provisions of the DGCL and Envista’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Envista by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Envista Board may consider inadequate and to encourage persons seeking to acquire control of Envista to first negotiate with the Envista Board. Envista believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Envista is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Envista Board, including discouraging attempts that might result in a premium over the market price for the shares of Envista Common Stock held by Envista’s stockholders.
A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Envista did not elect to “opt out” of Section 203. However, Danaher and its affiliates have been approved by the Envista Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203.
Classified Board. Envista’s amended and restated certificate of incorporation provides that the Envista Board is divided into three classes. The directors designated as Class I directors have terms expiring at the 2020 annual meeting of stockholders. The directors designated as Class II directors have terms expiring at the 2021 annual meeting of stockholders. The directors designated as Class III directors have terms expiring at the 2022 annual meeting of stockholders. Commencing with the 2020 annual meeting of stockholders, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Envista Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Envista.
Removal of Directors. Envista’s amended and restated bylaws provides that Envista’s stockholders may remove Envista’s directors only for cause, by an affirmative vote of holders of at least the majority of Envista’s voting stock then outstanding.
Amendments to Certificate of Incorporation. Envista’s amended and restated certificate of incorporation provides that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote thereon, the affirmative vote of the holders of at least two-thirds of the total voting power of Envista’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Envista Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Danaher, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Amendments to Bylaws. Envista’s amended and restated certificate of incorporation and amended and restated bylaws provide that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote thereon, Envista’s amended and restated bylaws may only be amended by the Envista Board or by the affirmative vote of holders of at least two-thirds of the total voting power of Envista’s outstanding shares entitled to vote thereon, voting as a single class.
Size of Board and Vacancies. Envista’s amended and restated bylaws provide that the Envista Board will consist of not less than three nor greater than 15 directors, the exact number of which will be fixed exclusively by the Envista Board. Any vacancies created in the Envista Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Envista Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.
Special Stockholder Meetings. Envista’s amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the secretary upon a written request delivered to the secretary by (a) the Envista Board pursuant to a resolution adopted by a majority of the entire Envista Board, (b) the chairman of the Envista Board or (c) the chief executive officer of Envista. Stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent. Envista’s amended and restated certificate of incorporation provides that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote with respect to the election of directors, stockholder action must take place at the annual or a special meeting of Envista’s stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Envista’s amended and restated certificate of incorporation mandates that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws have established advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws requires that candidates for election as director disclose their qualifications and make certain representations.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a company’s certificate of incorporation provides otherwise. Envista’s amended and restated certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock. The authority that the Envista Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Envista through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Envista Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Envista’s amended and restated certificate of incorporation includes such an exculpation provision. Envista’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as Envista’s director or officer, or for serving at Envista’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Envista’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Envista must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Envista’s amended and restated certificate of incorporation expressly authorizes Envista to carry directors’ and officers’ insurance to protect Envista, Envista’s directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions in Envista’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Envista’s directors and officers, even though such an action, if successful, might otherwise benefit Envista and Envista’s stockholders. However, these provisions will not limit or eliminate Envista’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Envista pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against Envista or any of Envista’s directors, officers or employees for which indemnification is sought.
Exclusive Forum
Unless Envista otherwise consents in writing, the sole and exclusive forum for (1) any derivative action or proceeding brought on Envista’s behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of Envista’s directors, officers, employees or stockholders to Envista or Envista’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, Envista’s certificate of incorporation or bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state or federal court located within the State of Delaware. Nothing in Envista’s amended and restated certificate of incorporation or bylaws precludes stockholders that assert claims under the applicable securities laws from bringing such claims in state or federal courts, subject to applicable law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Transfer Agent and Registrar
The transfer agent and registrar for shares of Envista Common Stock is Computershare Trust Company, N.A.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

COMPARISON OF STOCKHOLDER RIGHTS
Upon completion of the Exchange Offer, Danaher stockholders who exchange their shares of Danaher Common Stock for shares of Envista Common Stock will become stockholders of Envista. These holders’ rights will continue to be governed by Delaware law and will be governed by Envista’s amended and restated certificate of incorporation and amended and restated bylaws. Because Danaher and Envista are both organized under the laws of the State of Delaware, differences in the rights of a stockholder of Danaher from those of a stockholder of Envista arise principally from provisions of the constitutive documents of each of Danaher and Envista.
The following is a summary of certain important differences between Envista’s amended and restated certificate of incorporation and amended and restated bylaws and Danaher’s amended certificate of incorporation and bylaws. As previously indicated, unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus, including this summary, that the Exchange Offer is fully subscribed and that all shares of Envista Common Stock held by Danaher are distributed pursuant to the Exchange Offer.
This summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Danaher’s and Envista’s constitutive documents (as such documents may be amended), which you should read. Danaher’s restated certificate of incorporation has been publicly filed with the SEC as exhibit 3.1 to Danaher’s Quarterly Report on Form 10-Q for the period ended June 29, 2012, and Danaher’s amended and restated bylaws have been publicly filed with the SEC as exhibit 3.2 to Danaher’s Current Report on Form 8-K on December 6, 2016. To find out where you can get copies of these documents, see “Incorporation by Reference.” Copies of Envista’s amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capital Structure and Liquidation Rights of Envista and Danaher

Class of Security	Authorized	Issued and Outstanding	Liquidation Preference
Envista:(1)
Envista Common Stock, par value $0.01 per share	500,000,000 shares	158,651,200 shares	None
Envista preferred stock, no par value	15,000,000 shares	0 shares	Not applicable
Danaher:(2)
Danaher Common Stock, par value $0.01 per share	2,000,000,000 shares	718,280,032 shares	None
Danaher preferred stock, no par value	15,000,000 shares	1,650,000 shares of 4.75% Mandatory Convertible Preferred Stock, Series A	$1,000.00 per share of 4.75% Mandatory Convertible Preferred Stock, Series A
__________________

(1)	As of October 18, 2019.

(2)	As of October 18, 2019.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Stockholders’ Rights	Envista	Danaher
Voting Rights
Each holder of Envista Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. The holders of Envista Common Stock do not have cumulative voting rights in the election of directors.

Generally, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the total number of votes of Envista’s capital stock represented at the meeting of stockholders and entitled to vote on such question.
With respect to the election of directors, at each annual meeting of stockholders, the directors to be elected at the meeting shall be chosen by a plurality of the votes cast by the holders of shares entitled to vote in the election at the meeting, provided that a quorum is present.

Each holder of Danaher Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders.

Generally, on any matter other than the election of directors, when a quorum is present, the affirmative vote of a majority of the stock present or represented at the meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

With respect to the election of directors, when a quorum is present, a properly nominated and qualified candidate for director shall be elected to the board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast for properly nominated and qualified candidates at any meeting of stockholders where a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements. The holders of Danaher Common Stock do not have cumulative voting rights in the election of directors.

Rights of Holders of Preferred Stock
Envista’s amended and restated certificate of incorporation provides that the Envista Board is authorized to establish the designation, relative rights, preferences, qualifications and limitations of any series of preferred stock of Envista.

Danaher’s restated certificate of incorporation provides that Danaher’s board of directors is authorized to establish the designation, relative rights, preferences, qualifications and limitations of any series of preferred stock of Danaher.

Number and Classification of Board of Directors
Envista’s amended and restated certificate of incorporation provides that the Envista Board is divided into three classes, Class I, Class II and Class III. Class I directors’ initial term expires at the 2020 annual meeting of stockholders. Class II directors’ initial term expires at the 2021 annual meeting of stockholders. Class III directors’ initial term expires at the 2022 annual meeting of stockholders. Commencing with the 2020 annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election and until his or her respective successor has been duly elected and qualified.

Envista’s amended and restated certificate of incorporation also provides that the Envista Board shall consist of not less than three nor more than fifteen members, with the exact number of directors to be determined from time to time by resolution adopted by the Envista Board. The Envista Board currently consists of nine directors.

Danaher’s restated certificate of incorporation provides that all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders.

Danaher’s amended and restated bylaws provide that the board of directors shall consist of not less than three nor more than fifteen members, with the exact number of directors to be determined from time to time by resolution adopted by the board of directors. The Danaher board of directors currently consists of eleven directors.

Removal of Directors
Envista’s amended and restated bylaws provides that Envista’s stockholders may remove Envista’s directors only for cause, by an affirmative vote of holders of at least the majority of Envista’s voting stock then outstanding.

Danaher’s amended and restated bylaws provides that any director may be removed from office with or without cause by the vote of the holders of at least a majority of the shares outstanding and entitled to vote in the election of directors.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Vacancies on the Board of Directors
Envista’s amended and restated certificate of incorporation provides that subject to the rights of the holders of any series of preferred stock, vacancies on the Envista Board by any reason shall be filled solely by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Danaher’s restated certificate of incorporation provides that, except as required by law, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, and any other vacancy occurring on the board of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Special Meetings
Envista’s amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the secretary of Envista upon a written request delivered to the secretary of Envista by (i) the Envista Board, (ii) the chairman of the Envista Board or (iii) the chief executive officer of Envista. Stockholders may not call special stockholder meetings.

Danaher’s restated certificate of incorporation and Danaher’s amended and restated bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders shall be called only by the secretary or an assistant secretary of Danaher pursuant to a written request delivered to the secretary or an assistant secretary of Danaher by (i) the chairman of the board or directors, if there be one, (ii) the president, (iii) the board of directors or (iv) stockholders owning twenty-five percent or more of the capital stock of Danaher issued and outstanding and entitled to vote who have requested a special meeting in accordance with Danaher’s amended and restated bylaws.

Stockholder Action by Written Consent
Envista’s amended and restated certificate of incorporation provides that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote with respect to the election of directors, stockholder action must take place at the annual or a special meeting of Envista’s stockholders.

Danaher’s amended and restated bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be given by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented.

Quorum of Stockholders
Under Envista’s amended and restated bylaws, except as otherwise provided by law, a majority in voting power of the shares of Envista issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Under Danaher’s amended and restated bylaws, except as otherwise provided by law, or to the extent that a larger number may be required by the rules of any stock exchange upon which Danaher’s securities are listed, the holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote at any meeting of the stockholders, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion, or represented by proxy, shall constitute a quorum for all purposes.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Advance Notice Procedures for a Stockholder Proposal or Director Nomination
Under Envista’s amended and restated bylaws, a stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder of record entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in Envista’s amended and restated bylaws to the secretary of Envista (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day that is within 30 days before or after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, not later than the close of business on the 10th day following the date of public disclosure of the date of such meeting.

Under Danaher’s amended and restated bylaws, a stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder of record entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in Danaher’s amended and restated bylaws to the secretary of Danaher not less than 60 nor more than 90 days prior to the one-year anniversary of the date on which Danaher first mailed its proxy materials for the prior year’s annual meeting, provided that if the date of the current year’s annual meeting has changed by more than 30 days from the one-year anniversary of the date that the prior year’s annual meeting was first convened, or if no annual meeting was held in the preceding year, such stockholder’s notice to be timely must be so received not later than the close of business on the later of (x) the 90th day prior to the current year’s annual meeting and (y) the 10th day following the day on which notice of the date of the current year’s annual meeting was mailed or public disclosure of the date of the current year’s annual meeting was made, whichever mailing or disclosure first occurs.

Proxy Access	Neither Envista’s amended and restated certificate of incorporation nor Envista’s amended and restated bylaws include any proxy access provisions.
Danaher’s amended and restated bylaws include proxy access provisions that permit a stockholder, or a group of up to twenty stockholders, owning three percent or more of outstanding shares of Danaher Common Stock continuously for at least three years to nominate and include in Danaher’s annual meeting proxy materials a number of director nominees up to the greater of (1) two, or (2) twenty percent of the Danaher board of directors, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in Danaher’s amended and restated bylaws. Written notice of the nomination(s) must be submitted to the secretary of Danaher at its principal executive offices no less than 120 days nor more than 150 days prior to the date on which Danaher first mailed its proxy materials for the prior year’s annual meeting of stockholders.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Amendment of Certificate of Incorporation
Envista’s amended and restated certificate of incorporation provides that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote thereon, the affirmative vote of the holders of at least two-thirds of the total voting power of Envista’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Envista Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Danaher, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

The DGCL provides that a corporation may amend its certificate of incorporation upon the adoption of a resolution setting forth the proposed amendment by the board of directors of a corporation and thereafter by the affirmative vote of holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a separate class, unless the certificate of incorporation provides for a different vote of the stockholders. Danaher’s restated certificate of incorporation does not specify a voting power requirement different than required by the DGCL to approve amendments to Danaher’s restated certificate of incorporation.

Amendment of Bylaws
Envista’s amended and restated certificate of incorporation and amended and restated bylaws provide that, from and after such time as Danaher ceases to beneficially own a majority of the total voting power of Envista’s outstanding shares entitled to vote thereon, Envista’s amended and restated bylaws may only be amended by the Envista Board or by the affirmative vote of holders of at least two-thirds of the total voting power of Envista’s outstanding shares entitled to vote thereon, voting as a single class.

Danaher’s amended and restated bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders or, subject to Section 216 of the DGCL, by the board of directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws must be contained in the notice of such meeting of stockholders or board of directors as the case may be. All such amendments must be approved by the holders of a majority of the outstanding capital stock entitled to vote thereon or by the board of directors, as the case may be.

Dividends
Envista’s amended and restated bylaws provides that dividends upon the capital stock of Envista may be declared by the Envista Board at any regular or special meeting of the Envista Board, and may be paid in cash, in property, or in shares of the capital stock.

Danaher’s amended and restated bylaws provides that dividends upon the capital stock of Danaher may be declared by the board of directors at any regular or special meeting of the Danaher board of directors, and may be paid in cash, in property, or in shares of the capital stock.

Limitation of Liability of Directors and Officers
Envista’s amended and restated certificate of incorporation provides that to the fullest extent permitted by law, no director of Envista shall be personally liable to Envista or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Envista or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.

Envista’s amended and restated bylaws provide that: (1) Envista may advance expenses, as incurred, to its directors and officers in connection with a legal proceeding, subject to limited exceptions; and (2) the rights conferred in Envista’s amended and restated bylaws are not exclusive.

Danaher’s restated certificate of incorporation provides that to the fullest extent permitted by law, no director of Danaher shall be personally liable to Danaher or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Danaher or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.

Danaher’s amended and restated bylaws provide that: (1) Danaher may advance expenses, as incurred, to its directors and officers in connection with a legal proceeding, subject to limited exceptions; and (2) the rights conferred in Danaher’s amended and restated bylaws are not exclusive.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Exclusive Forum
Envista’s amended and restated certificate of incorporation includes exclusive forum provisions, pursuant to which, unless Envista otherwise consent in writing, the sole and exclusive forum for (1) any derivative action or proceeding brought on Envista’s behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of Envista’s directors, officers, employees or stockholders to Envista or Envista’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, Envista’s certificate of incorporation or bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state or federal court located within the State of Delaware. Nothing in Envista’s amended and restated certificate of incorporation or bylaws precludes stockholders that assert claims under the applicable securities laws from bringing such claims in state or federal courts, subject to applicable law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Neither Danaher’s amended and restated certificate of incorporation nor Danaher’s amended and restated bylaws include any exclusive forum provisions.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS OF ENVISTA
On September 20, 2019, Envista entered into the Credit Agreement with a syndicate of banks, pursuant to which Envista has borrowed approximately $1.3 billion as of the date hereof, consisting of a three-year, $650 million senior unsecured term loan facility and a three-year, €600 million senior unsecured term loan facility, which are referred to as the “Term Loans.” The Credit Agreement also includes a five-year, $250 million senior unsecured multi-currency revolving credit facility, which is referred to as the “Revolving Credit Facility.” Pursuant to the Separation Agreement, all of the net proceeds of the Term Loans were paid to Danaher as partial consideration for the dental business that Danaher transferred to Envista.
Borrowings under the Credit Agreement bear interest as follows: (1) Eurocurrency Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the London inter-bank offered rate plus a margin of between 78.5 and 162.5 basis points, depending on (x) prior to receipt by Envista of a long-term debt credit rating, Envista’s Consolidated Leverage Ratio (as defined in the Credit Agreement) as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Envista’s long-term debt credit rating; and (2) Base Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to (a) the highest of (i) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1%, (ii) Bank of America’s “prime rate” as publicly announced from time to time and (iii) the Eurocurrency Rate (as defined in the Credit Agreement) plus 1%, plus (b) a margin of between 0 and 62.5 basis points, depending on (x) prior to receipt by Envista of a long-term debt credit rating, Envista’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Envista’s long-term debt credit rating. In no event will Eurocurrency Rate Loans or Base Rate Loans bear interest at a rate lower than 0%. In addition, Envista is required to pay a per annum facility fee of between 9.0 and 22.5 basis points (depending on (x) prior to receipt by Envista of a long-term debt credit rating, Envista’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Envista’s long-term debt credit rating) based on the aggregate commitments under the Revolving Credit Facility, regardless of usage.
The Credit Agreement requires Envista to maintain a Consolidated Leverage Ratio of 3.75 to 1.00 or less; provided that the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 for the four consecutive full fiscal quarters immediately following the consummation of any acquisition by Envista or any subsidiary of Envista in which the purchase price exceeds $100 million. The Credit Agreement also requires Envista to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.00 to 1.00.
Borrowings under the Credit Agreement are prepayable at Envista’s option at any time in whole or in part without premium or penalty. Term Loans may not be reborrowed once repaid. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed from time to time prior to the maturity date.
Envista has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the Revolving Credit Facility. The Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, limit or restrict Envista’s and/or Envista’s subsidiaries ability, subject to certain exceptions and qualifications, to incur liens or indebtedness, merge, consolidate or sell or otherwise transfer assets, make dividends or distributions, enter into transactions with Envista’s affiliates, and use proceeds of the debt financing for other than permitted uses. The Credit Agreement also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE
Shares of Envista Common Stock distributed to Danaher stockholders pursuant to the Exchange Offer will be freely transferable, except for shares of Envista Common Stock received by persons who may be deemed to be “affiliates” of Envista under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Envista. The directors and principal executive officers of Envista, as well as any significant stockholders of Envista, will be affiliates. Affiliates of Envista may sell their shares of Envista Common Stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.
Lock-up agreements
Envista, Envista’s executive officers and directors and Danaher have agreed with the underwriters for the IPO that, without the prior written consent of J.P. Morgan Securities LLC, they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of the prospectus for the IPO, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Envista Common Stock or any securities convertible into or exercisable or exchangeable for shares of Envista Common Stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares of Envista Common Stock subject to the lock-up.
In connection with the Exchange Offer, on [●], Danaher and Envista obtained a waiver of the lock-up, permitting Danaher and Envista to consummate the Exchange Offer and take any steps in furtherance thereof, except that the waiver permitting Danaher and Envista to distribute Envista Common Stock in the Exchange Offer will not be effective until [●].

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of the material U.S. federal income tax consequences of the Exchange Offer to U.S. Holders (as defined below) of Danaher Common Stock that exchange shares of Danaher Common Stock for shares of Envista Common Stock pursuant thereto. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this Exchange Offer, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Danaher Common Stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
This discussion addresses only the consequences of the Exchange Offer to U.S. Holders that hold Danaher Common Stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds Danaher Common Stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a stockholder that holds Danaher Common Stock in a tax-deferred account, such as an individual retirement account; or

•	a stockholder that acquired Danaher Common Stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.
If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Danaher Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Danaher Common Stock should consult its tax advisor.
This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Exchange Offer. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the Exchange Offer. Accordingly, holders of Danaher Common Stock should consult their tax advisors to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to them of the Exchange Offer.
Ruling
In connection with the Separation, Danaher received the Ruling from the IRS to the effect that the Separation and the Exchange Offer will qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Sections 368(a)(1)(D) and 355 of the Code. While the Ruling is generally binding on the IRS, if any of the facts, assumptions, representations or undertakings that Danaher made to the IRS are, or become, inaccurate, incorrect or incomplete, the validity of the Ruling may be compromised and the Separation and the Exchange Offer might not qualify as a tax-free “reorganization.” In that event, the consequences described in the Ruling will not apply and Danaher and its stockholders could be subject to significant U.S. federal income tax liability.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Tax Opinion
The completion of the Exchange Offer is conditioned upon, among other things, the receipt by Danaher of the opinion of Davis Polk to the effect that the Exchange Offer, together with the Separation and certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The opinion of Davis Polk will address certain issues on which the IRS does not rule. The opinion of Davis Polk will be based on the law in effect as of the time of the Exchange Offer and the continuing validity of the Ruling, and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Danaher and Envista. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Danaher’s business reasons for engaging in the Exchange Offer, the conduct of certain business activities by Danaher and Envista, and the plans and intentions of Danaher and Envista to continue conducting those business activities and not to materially modify their ownership or capital structure following the Exchange Offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, if the facts upon which the opinion of Davis Polk is based are materially different from the facts that exist at the time of the Exchange Offer, or if there is any change in currently applicable law (which may be retroactive), the conclusions reached in such opinion could be adversely affected.
General
Assuming that the Exchange Offer, together with the Separation and certain related transactions, qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:

•	the Exchange Offer will not result in the recognition of income, gain or loss to Danaher or Envista;

•
no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Danaher Common Stock as a result of the exchange of Danaher Common Stock for Envista Common Stock in the Exchange Offer (other than cash in lieu of fractional shares of Envista Common Stock);

•
the tax basis of the shares of Envista Common Stock, including any fractional share deemed received, of a holder of Danaher Common Stock who exchanges Danaher Common Stock for Envista Common Stock in the Exchange Offer will be, immediately after the Exchange Offer, the same as the tax basis of the shares of Danaher Common Stock exchanged therefor;

•	each Danaher stockholder’s holding period in the Envista Common Stock received in the Exchange Offer will include the holding period of the Danaher Common Stock exchanged therefor; and

•
a U.S. Holder of Danaher Common Stock that receives cash in lieu of a fractional share of Envista Common Stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the Exchange Offer.

U.S. Holders who have acquired different blocks of Danaher Common Stock at different times or at different prices should consult their tax advisors regarding the allocation of their tax basis among, and the holding period of, the shares of Envista Common Stock received in exchange for such blocks of Danaher Common Stock.
If the Exchange Offer, together with the Separation and certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and Section 355 of the Code, each U.S. Holder who receives shares of Envista Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Envista Common Stock received by the U.S. Holder and its tax basis in the shares of Danaher Common Stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Envista Common Stock received by the U.S. Holder. In addition, Danaher would generally recognize gain with respect to the Separation.
Even if the Exchange Offer, together with the Separation and certain related transactions, were otherwise to qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, the Exchange Offer will be taxable to

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Danaher (but not to holders of Danaher Common Stock) under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Danaher or Envista is acquired as part of a plan or series of related transactions that includes the Exchange Offer. If Section 355(e) applies as a result of such an acquisition, Danaher would recognize taxable gain as described above, but the Exchange Offer would generally be tax-free to U.S. Holders. Under some circumstances, the tax matters agreement entered into between Danaher and Envista would require Envista to indemnify Danaher for the tax liability associated with the taxable gain.
Information Reporting and Backup Withholding
U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of Danaher (by vote or value) and who receive Envista Common Stock pursuant to the Exchange Offer to attach to their U.S. federal income tax return for the year in which the Exchange Offer occurs a detailed statement setting forth certain information relating to the tax-free nature of the Exchange Offer. Danaher will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.
In addition, a withholding agent may be required to report the payments of cash to a U.S. Holder of Danaher Common Stock in lieu of fractional shares of Envista Common Stock in the Exchange Offer on an IRS Form 1099, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number on a properly completed IRS Form W-9 and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS
Certain legal matters, including the legality of the shares being offered herein, will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Davis Polk & Wardwell LLP will issue an opinion to Danaher regarding certain tax matters.
EXPERTS
Envista’s combined financial statements and schedule as of December 31, 2018 and for each of the years in the three-year period ended December 31, 2018 audited by Ernst & Young LLP have been included in reliance on their report given on their authority as experts in accounting and auditing.
Danaher’s consolidated financial statements included in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2018 audited by Ernst & Young LLP, and the effectiveness of Danaher’s internal control over financial reporting as of December 31, 2018, have been incorporated by reference in reliance on their report given on their authority as experts in accounting and auditing.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Danaher Corporation
Opinion on Financial Statements
We have audited the accompanying combined balance sheets of the Dental segment of Danaher Corporation (the Company) as of December 31, 2018 and 2017, and the related combined statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed in the Index at Item 16(b) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Tysons, Virginia
May 20, 2019

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
COMBINED BALANCE SHEETS
($ in millions)

	As of December 31
	2018	2017
ASSETS
Current assets:
Trade accounts receivable, less allowance for doubtful accounts of $17.9 and $17.9, respectively	$459.8	$463.1
Inventories	278.7	275.7
Prepaid expenses and other current assets	48.3	55.7
Total current assets	786.8	794.5
Property, plant and equipment, net	261.6	231.2
Other long-term assets	77.4	81.2
Goodwill	3,325.5	3,370.0
Other intangible assets, net	1,390.3	1,515.9
Total assets	$5,841.6	$5,992.8
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$217.4	$222.4
Accrued expenses and other liabilities	423.6	405.8
Total current liabilities	641.0	628.2
Other long-term liabilities	374.2	370.0
Parent’s equity:
Net Parent investment	4,901.3	4,989.9
Accumulated other comprehensive income (loss)	(78.2)	0.6
Total Parent’s equity	4,823.1	4,990.5
Noncontrolling interests	3.3	4.1
Total equity	4,826.4	4,994.6
Total liabilities and equity	$5,841.6	$5,992.8
See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
COMBINED STATEMENTS OF EARNINGS
($ in millions)

	Year Ended December 31
	2018	2017	2016
Sales	$2,844.5	$2,810.9	$2,785.4
Cost of sales	(1,242.7)	(1,189.7)	(1,184.3)
Gross profit	1,601.8	1,621.2	1,601.1
Operating costs:
Selling, general and administrative expenses	(1,131.4)	(1,062.2)	(1,055.5)
Research and development expenses	(172.0)	(172.4)	(142.8)
Operating profit	298.4	386.6	402.8
Nonoperating income (expense), net	2.7	0.1	(1.1)
Earnings before income taxes	301.1	386.7	401.7
Income taxes	(70.4)	(85.6)	(129.7)
Net earnings	$230.7	$301.1	$272.0
See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
($ in millions)

	Year Ended December 31
	2018	2017	2016
Net earnings	$230.7	$301.1	$272.0
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	(85.2)	251.6	(36.9)
Pension plan adjustments	6.6	(3.3)	(2.2)
Total other comprehensive income (loss), net of income taxes	(78.6)	248.3	(39.1)
Comprehensive income	$152.1	$549.4	$232.9
See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
COMBINED STATEMENTS OF CHANGES IN EQUITY
 ($ in millions)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Equity	Noncontrolling Interests
Balance, January 1, 2016	$4,930.8	$(208.6)	$4,722.2	$68.0
Net earnings	272.0	—	272.0	—
Net transfers to Parent	(357.6)	—	(357.6)	—
Other comprehensive income (loss)	—	(39.1)	(39.1)	—
Parent common stock-based award activity	10.5	—	10.5	—
Changes in noncontrolling interests	—	—	—	0.5
Balance, December 31, 2016	4,855.7	(247.7)	4,608.0	68.5
Net earnings	301.1	—	301.1	—
Net transfers to Parent	(215.2)	—	(215.2)	—
Other comprehensive income (loss)	—	248.3	248.3	—
Parent common stock-based award activity	12.3	—	12.3	—
Noncash Transition Tax liability transferred to Parent	36.0	—	36.0	—
Changes in noncontrolling interests	—	—	—	(64.4)
Balance, December 31, 2017	4,989.9	0.6	4,990.5	4.1
Adoption of accounting standards	(8.0)	(0.2)	(8.2)	—
Balance, January 1, 2018	4,981.9	0.4	4,982.3	4.1
Net earnings	230.7	—	230.7	—
Net transfers to Parent	(324.6)	—	(324.6)	—
Other comprehensive income (loss)	—	(78.6)	(78.6)	—
Parent common stock-based award activity	13.3	—	13.3	—
Changes in noncontrolling interests	—	—	—	(0.8)
Balance, December 31, 2018	$4,901.3	$(78.2)	$4,823.1	$3.3
See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
COMBINED STATEMENTS OF CASH FLOWS
($ in millions)

	Year Ended December 31
	2018	2017	2016
Cash flows from operating activities:
Net earnings	$230.7	$301.1	$272.0
Noncash items:
Depreciation	39.4	39.7	43.8
Amortization	90.6	81.7	83.4
Stock-based compensation expense	13.3	12.3	10.5
Restructuring and impairment charges	0.4	6.8	10.9
Change in deferred income taxes	1.7	(58.2)	(21.1)
Change in trade accounts receivable, net	(3.8)	(18.9)	(27.3)
Change in inventories	(8.9)	(30.5)	(8.9)
Change in trade accounts payable	(3.8)	(0.5)	15.3
Change in prepaid expenses and other assets	13.8	17.3	(28.1)
Change in accrued expenses and other liabilities	26.7	8.3	66.5
Net cash provided by operating activities	400.1	359.1	417.0
Cash flows from investing activities:
Cash paid for acquisitions	—	—	(5.0)
Payments for additions to property, plant and equipment	(72.2)	(48.9)	(49.1)
Proceeds from sales of property, plant and equipment	—	0.1	0.9
All other investing activities	(3.3)	(6.1)	(6.2)
Net cash used in investing activities	(75.5)	(54.9)	(59.4)
Cash flows from financing activities:
Net transfers to Parent	(324.6)	(215.2)	(357.6)
Payment for purchase of noncontrolling interest and related transactions	—	(89.0)	—
Net cash used in financing activities	(324.6)	(304.2)	(357.6)
Net change in cash and equivalents	—	—	—
Beginning balance of cash and equivalents	—	—	—
Ending balance of cash and equivalents	$—	$—	$—
See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
NOTES TO COMBINED FINANCIAL STATEMENTS
NOTE 1. BUSINESS AND BASIS OF PRESENTATION
The accompanying combined financial statements present the historical financial position, results of operations, changes in Danaher Corporation’s (“Danaher” or “Parent”) equity and cash flows of the Dental segment of Danaher (the “Company”) in accordance with accounting principles generally accepted in the United States (“GAAP”) for the preparation of carved-out combined financial statements.
The Company provides products that are used to diagnose, treat and prevent disease and ailments of the teeth, gums and supporting bone, as well as to improve the aesthetics of the human smile. The Company is a leading worldwide provider of a broad range of dental implants, orthodontic appliances, general dental consumables, equipment and services, and is dedicated to driving technological innovations that help dental professionals improve clinical outcomes and enhance productivity.
On July 19, 2018, Parent announced its intention to spin-off its Dental business into a separate, publicly-traded company. In February 2019, Parent announced a modification of its plans, specifically that it now intends to conduct an initial public offering of shares of common stock of the Dental business (the “IPO”) in the second half of 2019, subject to the satisfaction of certain conditions, including obtaining final approval from the Danaher Board of Directors, favorable ruling from the Internal Revenue Service (“IRS”) and other regulatory approvals. Prior to the closing of the IPO, the Company’s businesses will be transferred to Envista Holdings Corporation, a wholly-owned subsidiary of Parent.
Subsequent to the anticipated IPO, Parent currently intends to distribute to its shareholders all or a portion of its remaining equity interest in the Dental business, which may include the spin-off of Dental business shares effected as a dividend to all its shareholders, the split-off of Dental business shares in exchange for Danaher shares or other securities, or any combination thereof in one transaction or in a series of transactions (collectively, the “Distribution”). While Parent currently intends to effect the Distribution, it has no obligation to pursue or consummate any further dispositions of its ownership in the Dental business, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and the receipt of an opinion of counsel to the effect that the separation of the Dental business in connection with the IPO, together with such Distribution, will be tax-free to Parent and its shareholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied; Parent may decide not to consummate the Distribution even if the conditions are satisfied; or Parent may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. In addition to, or in lieu of the Distribution, subsequent to the IPO Parent may sell additional shares of the Dental business in one or more publicly registered offerings or private placements. Parent cannot assure whether or when any such transaction will be consummated or as to the final terms of any such transaction.
The Company operates in two business segments: Specialty Products & Technologies and Equipment & Consumables.
The Company’s Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products.
The Company’s Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; handpieces and associated consumables; treatment units and other dental practice equipment; endodontic systems and related consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products.
The Company has historically operated as part of Parent and not as a separate, publicly-traded company. The financial statements have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Parent’s corporate office and from other Parent businesses to the Company and allocations of related assets, liabilities, and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Parent. Related-party allocations are discussed further in Note 17.
As part of Parent, the Company is dependent upon Parent for all of its working capital and financing requirements as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company are accounted for through the Parent investment account of the Company. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level has been assigned to the Company in these financial statements.
Net Parent investment, which includes retained earnings, represents Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and Parent have been included in the accompanying combined financial statements. Transactions with Parent are reflected in the accompanying Combined Statements of Changes in Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”
All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates—The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases these estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ materially from these estimates.
Accounts Receivable and Allowances for Doubtful Accounts—All trade accounts and finance receivables are reported on the accompanying Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts. The allowances for doubtful accounts represent management’s best estimate of the credit losses expected from the Company’s trade accounts and finance receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. The Company regularly performs detailed reviews of its portfolios to determine if an impairment has occurred and evaluates the collectability of receivables based on a combination of various financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. The Company recorded $4.7 million, $5.8 million, and $3.5 million of expense associated with doubtful accounts for the years ended December 31, 2018, 2017 and 2016, respectively.
Sales to the Company’s largest customer were 14%, 15% and 16% of combined sales in the years ended December 31, 2018, 2017 and 2016, respectively. No other individual customer accounted for more than 10% of combined sales in 2018, 2017 or 2016. Accounts receivable from this customer accounted for 8% and 11% of total customer receivables as of December 31, 2018 and December 31, 2017, respectively.
Inventory Valuation—Inventories include the costs of material, labor and overhead. Inventories are stated at the lower of cost or market primarily using the first-in, first-out (“FIFO”) method.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery and equipment	3 – 10 years
Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively.
Investments—Investments over which the Company has a significant influence but not a controlling interest, are accounted for using the equity method of accounting which requires the Company to record its initial investment at cost and adjust the balance each period for the Company’s share of the investee’s income or loss and dividends paid. Beginning in 2018 with the adoption of Accounting Standards Update (“ASU”) 2016-01, the Company measures non-marketable equity securities at fair value and recognizes changes in fair value in net earnings. For securities without readily available fair values, the Company has elected the measurement alternative to record these investments at cost and to adjust for impairments and observable price changes with a same or similar security from the same issuer within net earnings (the “Fair Value Alternative”). No significant realized or unrealized gains or losses were recorded in 2018 with respect to these investments.
Fair Value of Financial Instruments—The Company’s financial instruments consist primarily of trade accounts receivable, nonqualified deferred compensation plans, and obligations under trade accounts payable. Due to their short-term nature, the carrying values for trade accounts receivable and trade accounts payable approximate fair value. Refer to Note 8 for the fair values of the Company’s nonqualified deferred compensation plans.
Goodwill and Other Intangible Assets—Goodwill and other intangible assets result from the Company’s acquisition of existing businesses. In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. In-process research and development (“IPR&D”) is initially capitalized at fair value and when the IPR&D project is complete, the asset is considered a finite-lived intangible asset and amortized over its estimated useful life. If an IPR&D project is abandoned, an impairment loss equal to the value of the intangible asset is recorded in the period of abandonment. The Company reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company also tests intangible assets with indefinite lives and goodwill at least annually for impairment. Refer to Notes 4 and 7 for additional information about the Company’s goodwill and other intangible assets.
Revenue Recognition—On January 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective method for all contracts. Results for reporting periods beginning January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605, Revenue Recognition.
The Company recorded a net decrease to beginning Parent’s equity of $8 million as of January 1, 2018 due to the cumulative impact of adopting ASC 606. The impact to beginning Parent’s equity was primarily driven by the deferral of revenue for unfulfilled performance obligations. The adoption of ASC 606 did not have a significant impact on the Company’s Combined Financial Statements as of and for the year ended December 31, 2018 and, as a result, comparisons of revenues and operating profit performance between periods are not affected by the adoption of this ASU. Refer to Note 3 for additional disclosures required by ASC 606.
The Company derives revenues primarily from the sale of Specialty Products & Technologies and Equipment & Consumables products and services. Revenue is recognized when control of the promised products or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services (the transaction price). A performance obligation is a promise in a contract to transfer a distinct product or service to a customer and is the unit of account under ASC 606. For equipment, consumables and spare parts sold by the Company, control transfers to the customer at a point in time. To indicate the transfer of control, the Company must

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is not a formality, the customer must have accepted the product or service. The Company’s principal terms of sale are FOB Shipping Point, or equivalent, and, as such, the Company primarily transfers control and records revenue for product sales upon shipment. Sales arrangements with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If a performance obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition for that performance obligation is deferred until such commitments have been fulfilled. Returns for products sold are estimated and recorded as a reduction of revenue at the time of sale. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price. Product returns, customer allowances and rebates are estimated based on historical experience and known trends. For extended warranty and service, control transfers to the customer over the term of the arrangement. Revenue for extended warranty and service is recognized based upon the period of time elapsed under the arrangement.
For a contract with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation on a relative standalone selling price basis using the Company’s best estimate of the standalone selling price of each distinct product or service in the contract. The primary method used to estimate standalone selling price is the price observed in standalone sales to customers; however, when prices in standalone sales are not available the Company may use third-party pricing for similar products or services or estimate the standalone selling price. Allocation of the transaction price is determined at the contracts’ inception. The Company does not adjust transaction price for the effects of a significant financing component when the period between the transfer of the promised good or service to the customer and payment for that good or service by the customer is expected to be one year or less.
Shipping and Handling—Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.
Advertising—Advertising costs are expensed as incurred.
Research and Development—The Company conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of the Company’s existing products and expanding the applications for which uses of the Company’s products are appropriate. Research and development costs are expensed as incurred.
Income Taxes—The Company’s domestic and foreign operating results are included in the income tax returns of Parent. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. The accompanying Combined Balance Sheets do not contain a current taxes payable liability as it is deemed settled with Parent when due and therefore included in Parent’s equity. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the Company’s tax return in future years for which the tax benefit has already been reflected on the Company’s Combined Statements of Earnings. The Company establishes valuation allowances for its deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on the Company’s tax return but have not yet been recognized as an expense in the Company’s Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The Company provides for unrecognized tax benefits when, based upon the technical merits, it is “more likely than not” that an uncertain tax position will not be sustained upon examination.  Judgment is required in evaluating tax positions and determining income tax provisions. The Company re-evaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 11 for additional information and discussion of the impact of the enactment of the Tax Cuts and Jobs Act (“TCJA”) in the United States.
Productivity Improvement and Restructuring—The Company periodically initiates productivity improvement and restructuring activities to appropriately position the Company’s cost base relative to prevailing economic conditions and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

associated customer demand as well as in connection with certain acquisitions. Costs associated with productivity improvement and restructuring actions can include one-time termination benefits and related charges in addition to facility closure, contract termination and other related activities. The Company records the cost of the productivity improvement and restructuring activities when the associated liability is incurred. Refer to Note 12 for additional information.
Foreign Currency Translation—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive income (loss) within Parent’s equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates and income statement accounts are translated at weighted average rates. Net foreign currency transaction gains or losses were not material in any of the years presented.
Loss Contingencies—The Company records a reserve for loss contingencies when it is both probable that a loss will be incurred and the amount of the loss is reasonably estimable. The Company evaluates pending litigation and other contingencies at least quarterly and adjusts the reserve for such contingencies for changes in probable and reasonably estimable losses. The Company includes an estimate for related legal costs at the time such costs are both probable and reasonably estimable.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions).

	Foreign Currency Translation Adjustments	Pension Adjustments		Total
Balance, January 1, 2016	$(203.8)	$(4.8)		$(208.6)
Other comprehensive income (loss) before reclassifications:
Decrease	(36.9)	(3.9)		(40.8)
Income tax impact	—	0.8		0.8
Other comprehensive income (loss) before reclassifications, net of income taxes	(36.9)	(3.1)		(40.0)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase	—	1.2	(a)	1.2
Income tax impact	—	(0.3)		(0.3)
Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	0.9		0.9
Net current period other comprehensive income (loss), net of income taxes	(36.9)	(2.2)		(39.1)
Balance, December 31, 2016	(240.7)	(7.0)		(247.7)
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	251.6	(6.1)		245.5
Income tax impact	—	1.6		1.6
Other comprehensive income (loss) before reclassifications, net of income taxes	251.6	(4.5)		247.1
Amounts reclassified from accumulated other comprehensive income (loss):
Increase	—	1.6	(a)	1.6
Income tax impact	—	(0.4)		(0.4)
Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	1.2		1.2
Net current period other comprehensive income (loss), net of income taxes	251.6	(3.3)		248.3
Balance, December 31, 2017	10.9	(10.3)		0.6
Adoption of accounting standards	—	(0.2)		(0.2)
Balance, January 1, 2018	10.9	(10.5)		0.4
Other comprehensive income (loss) before reclassifications:
(Decrease) increase	(85.2)	10.2		(75.0)
Income tax impact	—	(3.0)		(3.0)
Other comprehensive income (loss) before reclassifications, net of income taxes	(85.2)	7.2		(78.0)
Amounts reclassified from accumulated other comprehensive income (loss):
Decrease	—	(0.9)	(a)	(0.9)
Income tax impact	—	0.3		0.3
Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	(0.6)		(0.6)
Net current period other comprehensive income (loss), net of income taxes	(85.2)	6.6		(78.6)
Balance, December 31, 2018	$(74.3)	$(3.9)		$(78.2)
______________

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 10 for additional details).
Accounting for Stock-Based Compensation—Certain employees of the Company participate in Parent’s stock-based compensation plan which includes stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”). The Company accounts for stock-based compensation incurred by Parent by measuring the cost of employee services received in exchange for all equity awards granted, including stock options, RSUs and PSUs based on the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award, except that in the case of RSUs, compensation expense is recognized using an accelerated attribution method. Refer to Note 15 for additional information on Parent’s stock-based compensation plan.
Pension Plans—The Company measures its pension assets and obligations that determine the funded status as of the end of the Company’s fiscal year, and recognizes an asset for an overfunded status or a liability for an underfunded status in its balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and reported in comprehensive income (loss). Refer to Note 10 for additional information on the Company’s pension plans including a discussion of the actuarial assumptions, the Company’s policy for recognizing the associated gains and losses and the method used to estimate service and interest cost components.
Accounting Standards Recently Adopted—In March 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, which allowed Securities and Exchange Commission (“SEC”) registrants to record provisional amounts in earnings for the year ended December 31, 2017 due to the complexities involved in accounting for the enactment of the TCJA. The Company recognized the estimated income tax effects of the TCJA in its 2017 Combined Financial Statements in accordance with SEC Staff Accounting Bulletin No. 118 (“SAB No. 118”). The provisional amounts recorded in 2017 were adjusted to final estimates in 2018 in connection with filing tax returns for 2017. Refer to Note 11 for further information regarding the impact of these provisions for both 2017 and 2018.
In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address a specific consequence of the TCJA by allowing a reclassification from accumulated other comprehensive income (loss) to net Parent investment for stranded tax effects resulting from the TCJA’s reduction of the U.S. federal corporate income tax rate. The ASU is effective for all entities for annual periods beginning after December 15, 2018, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the TCJA is recognized. The Company early adopted this ASU on January 1, 2018 and as a result recorded a net increase to beginning net Parent investment and decrease to accumulated other comprehensive income (loss) of $0.2 million to reclassify the income tax effects of the TCJA on the Company’s U.S. pension plans. The ASU also requires the Company to disclose its policy on accounting for income tax effects in accumulated other comprehensive income (loss). In general, the Company applies the portfolio approach with respect to pension plan obligations and currency translation matters.
In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provided clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. The adoption of this ASU on January 1, 2018 did not have a material impact on the Company’s Combined Financial Statements.
In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU No. 2017-07”), which requires employers to disaggregate the service cost component from other components of net periodic benefit costs and to disclose the amounts of net periodic benefit costs that are included in each income statement line item. The standard requires employers to report the service cost component in the same line item as other compensation costs and to report the other components of net periodic benefit costs (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses) separately and outside a subtotal of operating income. The service cost component of net periodic pension cost is included in selling, general and administrative expenses in the accompanying Combined Statements of Earnings and the other components of net periodic pension cost are included in nonoperating income (expense), net. The ASU was adopted as of January 1, 2017 and all prior period disclosures included in these financial statements have been updated to reflect this guidance. Other than the presentation of the components of pension expense in the Combined Statements of Earnings, the adoption of this ASU did not have a material impact on the Company’s Combined Financial Statements. Refer to Note 10 for further information on the implementation of this ASU.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU amends guidance on the classification and measurement of financial instruments, including significant revisions in accounting related to the classification and measurement of investments in equity securities and presentation of certain fair value changes for financial liabilities when the Fair Value Alternative is elected. The ASU requires equity securities to be measured at fair value with changes in fair value recognized through net earnings and amends certain disclosure requirements associated with the fair value of financial instruments. In the period of adoption, the Company is required to reclassify the unrealized gains/losses on equity securities within accumulated other comprehensive income (loss) to Parent’s equity. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10), which clarified certain aspects of the previously issued ASU. The ASU was adopted by the Company on January 1, 2018 and did not have a material effect on the Company’s Combined Financial Statements.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes nearly all existing revenue recognition guidance. Subsequent to the issuance of Topic 606, the FASB clarified the guidance through several ASUs; hereinafter the collection of revenue guidance is referred to as “ASC 606.” The core principle of ASC 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to the discussion above in “—Revenue Recognition” and to Note 3 for additional disclosures required by ASC 606.
Accounting Standards Not Yet Adopted—In August 2018, the FASB issued ASU No. 2018-14, Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension plans. The ASU is effective for public entities for fiscal years beginning after December 15, 2020, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s Combined Financial Statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies the disclosures on fair value measurements by removing the requirement to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of such transfers. The ASU expands the disclosure requirements for Level 3 fair value measurements, primarily focused on changes in unrealized gains and losses included in other comprehensive income (loss). The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s Combined Financial Statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. In November 2018, April 2019, and May 2019, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provided additional implementation guidance on the previously issued ASU. Management has not yet completed its assessment of the impact of the new standard on the Company’s Combined Financial Statements. Currently, the Company believes that the most notable impact of this ASU will relate to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable and the recognition of credit losses.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all leases with terms greater than 12 months. The standard also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. The standard must be adopted using a modified retrospective transition approach and provides for certain practical expedients. The ASU is effective for public entities for fiscal years beginning after December 15, 2018, with early adoption permitted. In September 2017, January 2018, July 2018 and December 2018, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), ASU No. 2018-01, Leases (Topic 842), Land Easement Practical Expedient for Transition to Topic 842, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, ASU No. 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors and ASU No. 2019-01, Leases (Topic 842), Codification Improvements, which

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

provided additional implementation guidance on the previously issued ASU. The Company has implemented a new lease system and the related processes and controls for the accounting for leases in accordance with the ASU. On January 1, 2019, the Company adopted this ASU using the modified retrospective method for all lease arrangements at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 will be presented under ASC 842, while prior period amounts will not be adjusted and will continue to be reported in accordance with the Company’s historic accounting under ASC 840, Leases. As of January 1, 2019, the standard had a material impact on the Company’s Combined Balance Sheet, but is expected to have an insignificant impact on the Company’s combined net earnings and cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. For leases that commenced before the effective date of ASC 842, the Company elected the permitted practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) capitalization of initial direct costs for any existing leases.
As a result of the cumulative impact of adopting ASC 842, the Company recorded operating lease ROU assets of $182 million and additional operating lease liabilities of $191 million as of January 1, 2019, primarily related to real estate and automobile leases.
NOTE 3. REVENUE
The following table presents the Company’s revenues disaggregated by geographical region and revenue type for the year ended December 31, 2018 ($ in millions). Sales taxes and other usage-based taxes collected from customers are excluded from revenues. The Company defines high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure which includes Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan and Australia). The Company defines developed markets as all markets of the world that are not high-growth markets.

	Specialty Products & Technologies	Equipment & Consumables	Total
Geographical region:
North America	$605.5	$744.9	$1,350.4
Western Europe	340.8	318.8	659.6
Other developed markets	97.0	82.9	179.9
High-growth markets	326.5	328.1	654.6
Total	$1,369.8	$1,474.7	$2,844.5

Revenue type:
Consumables, services and spare parts	$1,297.5	$742.3	$2,039.8
Equipment, software and other systems	72.3	732.4	804.7
Total	$1,369.8	$1,474.7	$2,844.5
The Company sells equipment to customers as well as consumables, spare parts and services. The Company’s Equipment & Consumables products include traditional consumables such as bonding agents and cements, impression materials, infection prevention products and restorative products, while the Company’s equipment products includes treatment units, instruments, digital imaging systems, software and other visualization and magnification systems. The Company’s Specialty Products & Technologies products include implants, prosthetics, orthodontic brackets, aligners and lab products.
Remaining Performance Obligations
ASC 606 requires disclosure of remaining performance obligations that represent the aggregate transaction price allocated to performance obligations with an original contract term greater than one year which are fully or partially unsatisfied at the end of the period. Remaining performance obligations include noncancelable purchase orders, extended warranty and service and do not include revenue from contracts with customers with an original term of one year or less. While the remaining

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

performance obligation disclosure is similar in concept to backlog, the definition of remaining performance obligations excludes contracts that provide the customer with the right to cancel or terminate for convenience with no substantial penalty, even if historical experience indicates the likelihood of cancellation or termination is remote. Additionally, the Company has elected to exclude contracts with customers with an original term of one year or less from remaining performance obligations while these contracts are included within backlog.
As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $25 million and the Company expects to recognize revenue on the majority of this amount over the next 12 months.
Contract Liabilities
The Company often receives cash payments from customers in advance of the Company’s performance resulting in contract liabilities. These contract liabilities are classified as either current or long-term in the Combined Balance Sheet based on the timing of when the Company expects to recognize revenue. As of December 31, 2018 and at the date of adoption of ASC 606, contract liabilities were $62 million and $68 million, respectively, and are included within accrued expenses and other liabilities and other long-term liabilities in the accompanying Combined Balance Sheet. The decrease in the contract liability balance during the year ended December 31, 2018 is primarily as a result of revenue recognized during the period that was included in the contract liability balance at the date of adoption, partially offset by cash payments received in advance of satisfying performance obligations. Revenue recognized during the year ended December 31, 2018 that was included in the contract liability balance at the date of adoption was $60 million. Contract liabilities are reported on the accompanying Combined Balance Sheet on a contract-by-contract basis.
NOTE 4. ACQUISITIONS
The Company continually evaluates potential acquisitions that either strategically fit with the Company’s existing portfolio or expand the Company’s portfolio into a new and attractive business area. The Company has completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in the Company’s Combined Financial Statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which the Company acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance the Company’s existing product offerings to key target markets and enter into new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.
The Company makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. In the months after closing, as the Company obtains additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learns more about the newly acquired business, it is able to refine the estimates of fair value and more accurately allocate the purchase price. Only items identified as of the acquisition date are considered for subsequent adjustment.
There were no material business acquisitions during the year ended December 31, 2018. The Company acquired 51% of a business for no net cash consideration during the year ended December 31, 2017. The Company acquired one business in 2016 for total consideration of $5 million.
Acquisition of Noncontrolling Interest
In 2017, the Company acquired the remaining noncontrolling interest and settled other related liabilities associated with one of its prior business combinations in its Specialty Products & Technologies segment for consideration of $89 million. The Company recorded the increase in ownership interests as a transaction within net Parent investment and recorded the settlement of the liabilities as a reduction of the other long-term liabilities balance. As a result of this transaction, noncontrolling interests were reduced by $63 million reflecting the carrying value of the interest with the $1 million difference charged to net Parent investment and the other long-term liability balance decreased by approximately $25 million. In connection with settlement of the liabilities, the Company recorded a gain of approximately $10 million.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

NOTE 5. INVENTORIES
The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2018	2017
Finished goods	$166.8	$160.7
Work in process	34.3	32.4
Raw materials	77.6	82.6
Total	$278.7	$275.7
NOTE 6. PROPERTY, PLANT AND EQUIPMENT
The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2018	2017
Land and improvements	$24.7	$25.3
Buildings	152.4	149.8
Machinery and equipment	459.7	410.2
Gross property, plant and equipment	636.8	585.3
Less: accumulated depreciation	(375.2)	(354.1)
Property, plant and equipment, net	$261.6	$231.2
NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS
As discussed in Note 4, goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities. Management assesses the goodwill of each of its reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate that it is more likely than not that an impairment exists. The Company elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units as this was determined to be the most effective method to assess the Company’s reporting units for impairment.
The Company estimates the fair value of its reporting units primarily using a market approach, based on current trading multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for companies operating in businesses similar to each of the Company’s reporting units, in addition to recent available market sale transactions of comparable businesses. In certain circumstances the Company will also estimate fair value utilizing a discounted cash flow analysis (i.e., an income approach) in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, the Company must perform additional analysis to determine if the reporting unit’s goodwill has been impaired.
As of December 31, 2018, the Company had three reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranges from $613 million to approximately $1.4 billion.
No goodwill impairment charges were recorded for the years ended December 31, 2018, 2017 and 2016 and no “triggering” events have occurred subsequent to the performance of the 2018 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following is a rollforward of the Company’s goodwill by segment ($ in millions):

	Specialty Products & Technologies	Equipment & Consumables	Total
Balance, January 1, 2017	$1,958.8	$1,256.8	$3,215.6
Attributable to 2017 acquisitions	—	2.8	2.8
Foreign currency translation and other	69.8	81.8	151.6
Balance, December 31, 2017	2,028.6	1,341.4	3,370.0
Foreign currency translation and other	(14.8)	(29.7)	(44.5)
Balance, December 31, 2018	$2,013.8	$1,311.7	$3,325.5
Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2018		2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$306.3	$(180.7)	$314.7	$(167.7)
Customer relationships and other intangibles	975.7	(495.2)	992.7	(444.1)
Trademarks and trade names	190.7	(28.0)	23.9	(14.0)
Total finite-lived intangibles	1,472.7	(703.9)	1,331.3	(625.8)
Indefinite-lived intangibles:
Trademarks and trade names	621.5	—	810.4	—
Total intangibles	$2,094.2	$(703.9)	$2,141.7	$(625.8)
In 2018, the Company determined that certain trade names in the Specialty Products & Technologies segment were finite-lived and the Company began amortizing these trade names as of January 1, 2018. The Company did not acquire any material finite-lived intangible assets during 2018 and 2017.
Total intangible amortization expense in 2018, 2017 and 2016 was $91 million, $82 million and $83 million, respectively. Based on the intangible assets recorded as of December 31, 2018, amortization expense is estimated to be $91 million during 2019, $87 million during 2020, $82 million during 2021, $82 million during 2022 and $78 million during 2023.
NOTE 8. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Company’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

A summary of financial assets and liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2018:
Liabilities:
Deferred compensation plans	$—	$11.1	$—	$11.1
December 31, 2017:
Liabilities:
Deferred compensation plans	$—	$11.0	$—	$11.0
Certain management employees of the Company participate in Parent’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis. All amounts deferred under this plan are unfunded, unsecured obligations of Parent and are presented as a component of the Company’s compensation and benefits accrual included in accrued expenses in the accompanying Combined Balance Sheets (refer to Note 9). Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Parent’s 401(k) program. Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates on investment options within Parent’s 401(k) program. Earnings rates for amounts contributed unilaterally by Parent are entirely based on changes in the value of Parent’s common stock and the value of the liability is based solely on the market value of Parent’s common stock.
Refer to Note 10 for information related to the fair value of the Company sponsored defined benefit pension plan assets.
NOTE 9. ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2018		2017
	Current	Noncurrent	Current	Noncurrent
Compensation and benefits	$122.7	$31.9	$126.6	$25.8
Pension benefits	6.5	43.3	6.6	52.5
Taxes, income and other	6.3	247.5	22.8	242.6
Contract liabilities	58.4	4.0	52.1	4.1
Sales and product allowances	56.4	—	49.7	—
Loss contingencies	51.2	32.1	11.0	32.4
Other	122.1	15.4	137.0	12.6
Total	$423.6	$374.2	$405.8	$370.0
NOTE 10. PENSION BENEFIT PLANS
Certain of the Company’s employees participate in noncontributory defined benefit pension plans and under certain of these plans, benefit accruals continue. In general, the Company’s policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following sets forth the funded status of the Company’s plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	Pension Benefits
	2018	2017
Change in pension benefit obligation:
Benefit obligation at beginning of year	$(165.6)	$(144.1)
Service cost	(10.0)	(8.0)
Interest cost	(2.0)	(1.9)
Employee contributions	(4.2)	(3.5)
Benefits and other expenses paid	7.2	3.8
Actuarial gain (loss)	12.3	(7.3)
Amendments, settlements and curtailments	18.7	3.3
Foreign exchange rate impact	3.6	(7.9)
Benefit obligation at end of year	(140.0)	(165.6)
Change in plan assets:
Fair value of plan assets at beginning of year	106.5	92.9
Actual return on plan assets	0.3	4.1
Employer contributions	7.5	7.0
Employee contributions	4.2	3.5
Amendments and settlements	(18.6)	(2.0)
Benefits and other expenses paid	(7.2)	(3.8)
Foreign exchange rate impact	(2.5)	4.8
Fair value of plan assets at end of year	90.2	106.5
Funded status	$(49.8)	$(59.1)
Weighted average assumptions used to determine benefit obligations at date of measurement:

	2018	2017
Discount rate	1.3%	1.3%
Rate of compensation increase	1.3%	1.3%
Components of net periodic pension cost:

($ in millions)	2018	2017
Service cost	$(10.0)	$(8.0)
Interest cost	(2.0)	(1.9)
Expected return on plan assets	3.8	3.6
Amortization of initial net obligation	(0.2)	(0.3)
Amortization of prior service credit	0.1	0.1
Amortization of net loss	(0.8)	(1.1)
Settlement gain (loss) recognized	1.8	(0.3)
Net periodic pension cost	$(7.3)	$(7.9)
On January 1, 2017, the Company adopted ASU No. 2017-07, which requires the Company to disaggregate the service cost component from other components of net periodic benefit costs and report the service cost component in the same line item

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

as other compensation costs and the other components of net periodic benefit costs (which include interest costs, expected return on plan assets, amortization of prior service cost or credits and actuarial gains and losses) separately and outside a subtotal of operating profit. This ASU requires application on a retrospective basis and the prior period presentation reflects the adoption of this ASU. The net periodic benefit cost of the noncontributory defined benefit pension plans incurred during the years ended December 31, 2018, 2017 and 2016 are reflected in the following captions in the accompanying Combined Statement of Earnings ($ in millions):

	Year Ended December 31
	2018	2017	2016
Service cost:
Selling, general and administrative expenses	$(10.0)	$(8.0)	$(6.0)
Other net periodic pension costs:
Nonoperating income (expense), net	2.7	0.1	(1.1)
Total	$(7.3)	$(7.9)	$(7.1)
Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	2018	2017
Discount rate	1.3%	1.3%
Expected long-term return on plan assets	3.6%	3.7%
Rate of compensation increase	1.3%	1.3%
The discount rate reflects the market rate on December 31 of the prior year for high-quality fixed-income investments with maturities corresponding to the Company’s benefit obligations and is subject to change each year. The rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan. During 2018, the Company updated the mortality assumptions used to estimate the projected benefit obligation to reflect updated mortality tables which extend the life expectancy of the participants.
Included in accumulated other comprehensive income (loss) as of December 31, 2018 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credits of $1.0 million ($0.7 million, net of tax) and unrecognized actuarial losses of $6.1 million ($4.6 million, net of tax). The unrecognized losses and prior service credits, net, is calculated as the difference between the actuarially determined projected benefit obligation and the value of the plan assets less accrued pension costs as of December 31, 2018. The prior service credits and actuarial losses included in accumulated comprehensive income (loss) and expected to be recognized in net periodic pension costs during the year ending December 31, 2019 is a prior service credit of $0.1 million ($0.1 million, net of tax) and an actuarial loss of $0.6 million ($0.4 million, net of tax), respectively. No plan assets are expected to be returned to the Company during the year ending December 31, 2019.
Selection of Expected Rate of Return on Assets
The expected rate of return reflects the asset allocation of the plans, and is based primarily on contractual earnings rates included in existing insurance contracts as well as on broad, publicly-traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. Long-term rate of return on asset assumptions for the plans were determined on a plan-by-plan basis based on the composition of assets and ranged from 1.8% to 5.8% in both 2018 and 2017, with a weighted average rate of return assumption of 3.6% and 3.7% in 2018 and 2017, respectively.
Plan Assets
Plan assets are invested in various insurance contracts, equity and debt securities as determined by the administrator of each plan. The value of the plan assets directly affects the funded status of the Company’s pension plans recorded in the Combined Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The Company has some investments that are valued using Net Asset Value (“NAV”) as the practical expedient. In addition, some of the investments valued using NAV as the practical expedient may only allow redemption monthly, quarterly, semiannually or annually and require up to 90 days prior written notice. These investments valued using NAV primarily consist of mutual funds which allow the Company to diversify the portfolio.
The fair values of the Company’s pension plan assets as of December 31, 2018, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.3	$—	$—	$0.3
Fixed income securities:
Corporate bonds	—	5.0	—	5.0
Insurance contracts	—	69.2	—	69.2
Total	$0.3	$74.2	$—	$74.5
Investments measured at NAV (a):
Mutual funds				15.7
Total assets at fair value				$90.2
______________

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total plan assets.
The fair values of the Company’s pension plan assets as of December 31, 2017, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.3	$—	$—	$0.3
Fixed income securities:
Corporate bonds	—	5.7	—	5.7
Insurance contracts	—	82.4	—	82.4
Total	$0.3	$88.1	$—	$88.4
Investments measured at NAV (a):
Mutual funds				18.1
Total assets at fair value				$106.5
______________

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total plan assets.
Corporate bonds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market. Insurance contracts are valued based upon the quoted prices of the underlying investments of the insurance company.
Mutual funds are valued using the NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the net assets of the investment.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Expected Contributions
During 2018, the Company contributed $8 million to its defined benefit pension plans. During 2019, the Company’s cash contribution requirements for its defined benefit pension plans are expected to be approximately $7 million.
The following sets forth benefit payments, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

2019	$5.9
2020	5.7
2021	5.6
2022	5.5
2023	5.6
2024 - 2028	29.0
Other Matters
Substantially all employees not covered by defined benefit plans are covered by defined contribution plans, which generally provide for Company funding based on a percentage of compensation.
A limited number of the Company’s subsidiaries participate in multiemployer defined benefit and contribution plans, primarily outside of the United States, that require the Company to periodically contribute funds to the plan. The risks of participating in a multiemployer plan differ from the risks of participating in a single-employer plan in the following respects: (1) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (2) if a participating employer ceases contributing to the plan, the unfunded obligations of the plan may be required to be borne by the remaining participating employers and (3) if the Company elects to stop participating in the plan, the Company may be required to pay the plan an amount based on the unfunded status of the plan. None of the multiemployer plans in which the Company’s subsidiaries participate are considered to be quantitatively or qualitatively significant, either individually or in the aggregate. In addition, contributions made to these plans during 2018, 2017 and 2016 and were not considered significant, either individually or in the aggregate.
Expense for all defined benefit and defined contribution pension plans amounted to $20 million, $20 million and $18 million for the years ended December 31, 2018, 2017 and 2016, respectively.
NOTE 11. INCOME TAXES
The operating results of the Company are included in the income tax returns of Parent. The Company accounts for income taxes under the separate return method. Under this approach, the Company allocates current and deferred taxes to each entity as if were a separate taxpayer. The sum of the amounts allocated to individual entities may not equal Parent’s consolidated amount. The Company’s pretax operating results exclude any intercompany financing arrangements between entities and include any transactions with Parent as if it were an unrelated party.
Earnings before income taxes for the years ended December 31 were as follows ($ in millions):

	2018	2017	2016
United States	$201.8	$254.9	$273.5
International	99.3	131.8	128.2
Total	$301.1	$386.7	$401.7

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The provision for income taxes for the years ended December 31 were as follows ($ in millions):

	2018	2017	2016
Current:
Federal U.S.	$34.9	$102.7	$102.1
Non-U.S.	26.0	28.7	33.2
State and local	7.8	12.4	15.5
Deferred:
Federal U.S.	4.9	(70.9)	(9.6)
Non-U.S.	(4.3)	12.5	(10.1)
State and local	1.1	0.2	(1.4)
Income tax provision	$70.4	$85.6	$129.7
Noncurrent deferred tax assets and noncurrent deferred tax liabilities are included in other assets and other long-term liabilities, respectively, in the accompanying Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in millions):

	2018	2017
Deferred tax assets:
Allowance for doubtful accounts	$0.6	$1.1
Inventories	15.2	16.6
Pension benefits	15.5	17.2
Other accruals and prepayments	44.0	40.4
Stock-based compensation expense	5.4	4.7
Tax credit and loss carryforwards	141.3	155.4
Valuation allowances	(91.2)	(92.2)
Total deferred tax asset	130.8	143.2
Deferred tax liabilities:
Property, plant and equipment	(6.3)	(1.2)
Goodwill and other intangible assets	(326.2)	(334.5)
Total deferred tax liability	(332.5)	(335.7)
Net deferred tax liability	$(201.7)	$(192.5)
The Company evaluates the future realizability of tax credits and loss carryforwards considering the anticipated future earnings of the Company’s subsidiaries as well as tax planning strategies in the associated jurisdictions. Deferred taxes associated with U.S. entities consist of net deferred tax liabilities of $149 million and $134 million as of December 31, 2018 and 2017, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax liabilities of $53 million and $59 million as of December 31, 2018 and 2017, respectively. As of December 31, 2018, the total amount of the basis difference in investments outside the United States for which deferred taxes have not been provided is $220 million. As of December 31, 2018, the Company had no plans which would subject these basis differences to income taxes in the United States or elsewhere.
On December 22, 2017, the TCJA was enacted, substantially changing the U.S. tax system and affecting the Company in a number of ways. Notably, the TCJA:

•	established a flat corporate income tax rate of 21.0% on U.S. earnings;

•	imposed a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries (“Transition Tax”);

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

•
imposed a new minimum tax on certain non-U.S. earnings, irrespective of the territorial system of taxation, and generally allows for the repatriation of future earnings of foreign subsidiaries without incurring additional U.S. taxes by transitioning to a territorial system of taxation;

•	subjected certain payments made by U.S. companies to related foreign companies to certain minimum taxes (Base Erosion Anti-Abuse Tax);

•
eliminated certain prior tax incentives for manufacturing in the United States and created an incentive for U.S. companies to sell, lease or license goods and services abroad by allowing for a reduction in taxes owed on earnings related to such sales;

•	allowed the cost of investments in certain depreciable assets acquired and placed in service after September 27, 2017 to be immediately expensed; and

•	reduced deductions with respect to certain compensation paid to specified executive officers.
As U.S. GAAP accounting for income taxes requires the effect of a change in tax laws or rates to be recognized in income from continuing operations for the period that includes the enactment date, the Company recognized an estimate of the impact of the TCJA in the year ended December 31, 2017 under the separate return method. As a result of the TCJA, the Company recognized a provisional tax liability of $36 million in 2017 for the Transition Tax. The Company also remeasured U.S. deferred tax assets and liabilities based on the income tax rates at which the deferred tax assets and liabilities are expected to reverse in the future (generally 21%), resulting in an income tax benefit of $73 million in 2017.
Due to the complexities involved in accounting for the enactment of the TCJA, SAB No. 118 allowed the Company to record provisional amounts in earnings for the year ended December 31, 2017. Where reasonable estimates could be made, the provisional accounting was based on such estimates. When no reasonable estimate could be made, SAB No. 118 required the accounting to be based on the tax law in effect before the TCJA. The Company was required to complete its tax accounting for the TCJA when it had obtained, prepared and analyzed the information to complete the income tax accounting but no later than December 22, 2018.
Accordingly, during 2018, the Company completed its accounting for the tax effects of the enactment of the TCJA based on the Company’s interpretation of the new tax regulations and related guidance issued by the U.S. Department of the Treasury and the IRS. The net tax effect to adjust the provisional amount was not material to the Company’s financial statements. Due to the complexity and recent issuance of these tax regulations, management’s interpretations of the impact of these rules could be subject to challenge by the taxing authorities.
The TCJA imposes tax on U.S. stockholders for global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. The Company is required to make an accounting policy election of either: (1) treating taxes due on future amounts included in U.S. taxable income related to GILTI as a current period tax expense when incurred (the “period cost method”); or (2) factoring such amounts into the Company’s measurement of its deferred tax expense (the “deferred method”). As of December 31, 2017, the Company was still analyzing its global income and did not record a GILTI-related deferred tax amount. In 2018, the Company elected the period cost method for its accounting for GILTI.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2018	2017	2016
Statutory federal income tax rate	21.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	2.5	2.0	2.1
Foreign rate differential	1.7	(3.1)	(3.3)
Resolution and expiration of statutes of limitation of uncertain tax positions	(1.5)	(1.5)	2.7
Research and experimentation credits and other	(0.3)	(0.6)	(0.6)
Release of valuation allowance on foreign losses	—	—	(3.6)
TCJA – revaluation of U.S. deferred income taxes	—	(19.0)	—
TCJA – Transition tax	—	9.3	—
Effective income tax rate	23.4%	22.1%	32.3%
The Company’s effective tax rate for each of 2018, 2017 and 2016 differs from the U.S. federal statutory rates of 21.0% for 2018 and 35.0% for 2017 and 2016, due principally to its earnings outside the United States that are indefinitely reinvested and taxed at rates different than the U.S. federal statutory rate. In addition:

•
The effective tax rate of 23.4% in 2018 includes 60 basis points of net discrete tax benefits primarily related to the excess tax benefit associated with the exercise of employee stock options and vesting of RSUs, as well as the release of reserves upon the expiration of statutes of limitation, partially offset by increases in net reserves from audit settlements.

•
The effective tax rate of 22.1% in 2017 includes 900 basis points of net discrete tax benefits primarily related to the revaluation of net U.S. deferred tax liabilities from 35.0% to 21.0% due to the TCJA as well as the excess tax benefit related to the exercise of employee stock options and vesting of RSUs, partially offset by income tax expense related to the Transition Tax on foreign earnings due to the TCJA as well as a valuation allowance on losses attributable to certain foreign jurisdictions.

•
The effective tax rate of 32.3% in 2016 includes 60 basis points of net discrete tax benefits primarily from the release of valuation allowances on certain foreign net operating losses, partially offset by reduction of net operating loss benefits due to an audit settlement.

The Company’s income tax payable or receivable computed under the separate return method is adjusted to Parent’s equity as it does not represent a liability or asset with the relevant taxing authorities of the Company since the Company is a part of Parent’s consolidated tax returns filed with the taxing authorities. Ongoing settlement of income taxes payable or receivable are classified as operating cash flows. As the provisional amount recorded for the Transition Tax was not paid in the period and will be owed by Parent, the Company reflected the amount for the Transition Tax as a noncash item in the change in accrued expenses and other liabilities in the Combined Statement of Cash Flows.
Current income tax payable to Parent has been reduced by $5 million, $8 million, and $9 million in 2018, 2017 and 2016 respectively, for tax deductions attributable to stock-based compensation, of which, the excess tax benefit over the amount recorded for financial reporting purposes was $3 million, $5 million and $6 million in 2018, 2017 and 2016, respectively. The excess tax benefits realized have been recorded as increases to Parent’s equity for the year ended December 31, 2016. As required by ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), the excess tax benefits for the years ended December 31, 2018 and 2017 have been included in the provision for income taxes and decreased the effective tax rate for the year by 100 and 130 basis points, respectively.
Included in deferred income taxes as of December 31, 2018 are tax benefits for U.S. and non-U.S. net operating loss carryforwards totaling $141 million ($91 million of which the Company does not expect to realize and have corresponding

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

valuation allowances). Certain of the losses can be carried forward indefinitely and others can be carried forward to various dates from 2019 through 2038.
As of December 31, 2018, gross unrecognized tax benefits totaled $27 million ($26 million, net of the impact of $6 million of indirect tax benefits offset by $5 million associated with potential interest and penalties). As of December 31, 2017, gross unrecognized tax benefits totaled $37 million ($35 million, net of the impact of $9 million of indirect tax benefits offset by $7 million associated with potential interest and penalties). The Company recognized $1 million, $3 million and $2 million in potential interest and penalties associated with uncertain tax positions during 2018, 2017 and 2016, respectively. To the extent unrecognized tax benefits (including interest and penalties) are recognized with respect to uncertain tax positions, the tax expense and effective tax rate in future periods would be reduced by $26 million based upon the tax positions as of December 31, 2018. The Company recognized interest and penalties related to unrecognized tax benefits within income taxes in the accompanying Combined Statement of Earnings. Unrecognized tax benefits and associated accrued interest and penalties are included in taxes, income and other accrued expenses as detailed in Note 9.
A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2018	2017	2016
Unrecognized tax benefits, beginning of year	$37.4	$49.2	$40.6
Additions based on tax positions related to the current year	0.7	0.6	1.5
Additions for tax positions of prior years	1.7	4.3	15.8
Lapse of statute of limitations	(5.6)	(9.0)	(4.7)
Settlements	(5.9)	(11.5)	(2.0)
Effect of foreign currency translation	(1.1)	3.8	(2.0)
Unrecognized tax benefits, end of year	$27.2	$37.4	$49.2
The Company conducts business globally, and Parent files numerous consolidated and separate income tax returns in the U.S. federal, state and foreign jurisdictions. The non-U.S. countries in which the Company has a material presence include Canada, China, Finland, Germany and Switzerland. The Company believes that a change in the statutory tax rate of any individual foreign country would not have a material effect on the Combined Financial Statements given the geographic dispersion of the Company’s taxable income.
Parent and its subsidiaries (including the businesses of the Company) are routinely examined by various domestic and international taxing authorities. The IRS has completed substantially all of the examinations of certain of Parent’s federal income tax returns through 2011 and is currently examining certain of Parent’s federal income tax returns for 2012 through 2015. In addition, Parent has subsidiaries (including the businesses of the Company) in Germany, India, Japan, Sweden and Switzerland and in states and other local jurisdictions that are currently under audit for years ranging from 2007 through 2016.
Management estimates that it is reasonably possible that the amount of unrecognized tax benefits may be reduced by approximately $0.2 million within twelve months as a result of resolution of worldwide tax matters, payments of tax audit settlements and/or statute of limitations expirations.
The Company operates in various non-U.S. tax jurisdictions where “tax holiday” income tax incentives have been granted for a specific period. These tax benefits are not material to the Company’s financial statements.
NOTE 12. PRODUCTIVITY IMPROVEMENT AND RESTRUCTURING
During 2018, the Company recorded pretax productivity improvement and restructuring related charges totaling $24 million. Substantially all the activities initiated in 2018 were completed by December 31, 2018, resulting in $22 million of employee severance and related charges and $2 million of facility exit and other related charges. The Company expects substantially all cash payments associated with remaining termination benefits will be paid during 2019.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

During 2017, the Company recorded pretax productivity improvement and restructuring related charges of $36 million. Substantially all the activities initiated in 2017 were completed by December 31, 2017 resulting in $27 million of employee severance and related charges and $9 million of facility exit and other related charges (including $7 million of noncash charges for the impairment of certain technology-related intangible assets).
During 2016, the Company recorded pretax productivity improvement and restructuring related charges totaling $34 million. Substantially all of the planned activities related to the 2016 plans were completed by December 31, 2016 resulting in $18 million of employee severance and related charges, $5 million of facility exit and other related charges and an $11 million noncash charge related to an impairment of a trade name within the Equipment & Consumables segment.
The nature of the Company’s productivity improvement and restructuring related activities initiated in 2018, 2017 and 2016 were broadly consistent throughout the Company’s reportable segments and focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. These costs were incurred to position the Company to provide superior products and services to its customers in a cost efficient manner, and taking into consideration broad economic considerations.
In conjunction with the closing of facilities, certain inventory was written off as unusable in future operating locations. This inventory consisted primarily of component parts and raw materials, which were either redundant to inventory at the facilities being merged or were not economically feasible to relocate since the inventory was purchased to operate on equipment and tooling which was not being relocated. In addition, asset impairment charges have been recorded to reduce the carrying amounts of the long-lived assets that will be sold or disposed of to their estimated fair values. Charges for the asset impairment reduce the carrying amount of the long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.
Productivity improvement and restructuring related charges recorded for the years ended December 31 by segment were as follows ($ in millions):

	2018	2017	2016
Specialty Products & Technologies	$10.2	$12.8	$10.8
Equipment & Consumables	13.5	23.0	23.6
Total	$23.7	$35.8	$34.4
The table below summarizes the Company’s accrual balance and utilization by type of productivity improvement and restructuring costs associated with the 2018 and 2017 actions ($ in millions):

	Employee Severance and Related	Facility Exit and Related	Total
Balance, January 1, 2017	$11.4	$0.2	$11.6
Costs incurred	27.0	8.8	35.8
Paid/settled	(18.5)	(8.9)	(27.4)
Balance, December 31, 2017	19.9	0.1	20.0
Costs incurred	21.7	2.0	23.7
Paid/settled	(31.3)	(1.0)	(32.3)
Balance, December 31, 2018	$10.3	$1.1	$11.4

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The productivity improvement and restructuring related charges incurred during 2018 include $23 million of cash charges and less than $1 million of noncash charges. The productivity improvement and restructuring related charges incurred during 2017 and 2016 include cash charges of $29 million and $23 million and $7 million and $11 million of noncash charges, respectively. These charges are reflected in the following captions in the accompanying Combined Statements of Earnings ($ in millions):

	2018	2017	2016
Cost of sales	$7.8	$6.3	$12.2
Selling, general and administrative expenses	15.9	29.5	22.2
Total	$23.7	$35.8	$34.4
NOTE 13. LEASES AND COMMITMENTS
The Company’s operating leases extend for varying periods of time up to 20 years and, in some cases, contain renewal options that would extend existing terms beyond 20 years. Total rent expense for all operating leases was $52 million, $46 million and $44 million for the years ended December 31, 2018, 2017 and 2016, respectively.
As discussed in Note 2, the Company adopted ASC 842 related to lease accounting on January 1, 2019. Future minimum lease payments differ from the future lease liability recognized under ASC 842, as the lease liability recognized under ASC 842 discounts the lease payments while the minimum lease payments presented below are not discounted. Additionally, ASC 842 allows a lessee to elect to combine or separate any non-lease components in an arrangement with the lease components for the calculation of the lease liability while the minimum lease payments exclude any non-lease components. The Company’s future minimum rental payments for all operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows ($ in millions):

2019	$36.3
2020	29.3
2021	25.8
2022	23.2
2023	20.6
Thereafter	61.0
The Company generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Warranty periods depend on the nature of the product and range from 90 days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.
The following is a rollforward of the Company’s accrued warranty liability ($ in millions):

	2018	2017
Balance, January 1	$10.8	$12.3
Accruals for warranties issued during the year	14.6	12.6
Settlements made	(15.4)	(14.7)
Effect of foreign currency translation	(0.3)	0.6
Balance, December 31	$9.7	$10.8

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

NOTE 14. LITIGATION AND CONTINGENCIES
The Company is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings incidental to its business (or the business operations of previously owned entities). These matters primarily involve claims for damages arising out of the use of the Company’s products and services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. The Company may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, divested businesses. Some of these lawsuits include claims for punitive, consequential and/or compensatory damages, as well as injunctive relief.
While Parent maintains general, products, property, workers’ compensation, automobile, cargo, aviation, crime, fiduciary and directors’ and officers’ liability insurance (and has acquired rights under similar policies in connection with certain acquisitions) up to certain limits that cover certain of these claims, this insurance may be insufficient or unavailable to cover such losses. For most insured risks, Parent purchases outside insurance coverage only for severe losses and must establish and maintain reserves with respect to amounts within the self-insured retention. In addition, while the Company believes it is entitled to indemnification from third-parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses.
The Company records a liability in the Combined Financial Statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible it is disclosed and if the loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. The Company’s reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk professionals where appropriate. In addition, outside risk professionals assist in the determination of reserves for incurred but not yet reported claims through evaluation of the Company’s specific loss history, actual claims reported and industry trends among statistical and other factors. The Company’s accrual for legal matters that are probable and estimable was $83 million and $43 million as of December 31, 2018 and 2017, respectively, and includes certain estimated costs of settlement, damages and defense. Reserve estimates may be adjusted as additional information regarding a claim becomes known. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including litigation developments, the discovery of new facts, changes in legislation and outcomes of similar cases), changes in assumptions or changes in the Company’s strategy. While the Company actively pursues financial recoveries from insurance providers and indemnifying parties, it does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If the Company’s self-insurance and litigation reserves prove inadequate, it would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves. In view of the uncertainties discussed above and below, the Company could incur charges in excess of current accruals and such charges could have a material, adverse effect on the Company’s consolidated earnings, financial position and/or cash flows.
On October 6, 2015, certain claimants initiated arbitration against Nobel Biocare Services AG (“Nobel”) in the International Court of Arbitration of the International Chamber of Commerce in Zurich, Switzerland, based on alleged breaches by Nobel of a 2005 patent transfer and consultancy agreement between the parties and Nobel’s alleged underpayment of royalties related thereto. The arbitral tribunal bifurcated proceedings into a liability phase and a damages phase. Following a hearing, in February 2019 the tribunal issued a partial award with respect to the liability claims, finding for claimants in part and for Nobel in part, while reserving a decision on certain key issues until the damages phase of the proceedings. The tribunal has not yet issued a procedural order or schedule for the damages phase. The Company has recognized a loss reserve for the probable and estimable damages and defense costs related to this matter, which are included within the Company’s accrual for legal matters described above. With respect to any reasonably possible loss in excess of the amount accrued, the Company cannot provide an estimate or estimated range of such loss because the damages phase of the proceeding remains at an early stage, certain key issues remain to be resolved by the tribunal and there are significant factual issues to be resolved.
In addition, the Company’s operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the use, generation, treatment, storage and disposal of hazardous and nonhazardous wastes and impose end-of-life disposal and take-back programs. Some

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

of the Company’s operations involve the handling, manufacturing, use or sale of substances that are or could be classified as hazardous materials within the meaning of applicable laws. The Company must also comply with various health and safety regulations in both the United States and abroad in connection with the Company’s operations. Compliance with these laws and regulations has not had and, based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on the Company’s capital expenditures, earnings or competitive position, and the Company does not anticipate material capital expenditures for environmental control facilities. In addition to environmental compliance costs, the Company from time to time incurs costs related to alleged damages associated with past or current waste disposal practices or other hazardous materials handling practices. The Company may also be from time to time party to personal injury or other claims brought by private parties alleging injury due to the presence of, or exposure to, hazardous substances. The Company accrues for losses associated with environmental obligations when probable and reasonably estimable. A receivable for insurance recoveries is recorded when probable.
The Company’s amended and restated certificate of incorporation will require it to indemnify to the full extent authorized or permitted by law any person made, or threatened to be made a party to any action or proceeding by reason of his or her service as a director or officer of the Company, or by reason of serving at the request of the Company as a director or officer of any other entity, subject to limited exceptions. The Company’s amended and restated by-laws will provide for similar indemnification rights. While Parent maintains insurance for this type of liability, a significant deductible applies to this coverage and any such liability could exceed the amount of the insurance coverage.
As of December 31, 2018, Parent on behalf of the Company, had $76 million of guarantees consisting primarily of outstanding standby letters of credit and bank guarantees. These guarantees have been provided in connection with certain arrangements with vendors, customers, insurance providers, financing counterparties and governmental entities to secure the Company’s obligations and/or performance requirements related to specific transactions. The Company believes that if the obligations under these instruments were triggered, they would not have a material effect on its Combined Financial Statements.
NOTE 15. STOCK TRANSACTIONS AND STOCK-BASED COMPENSATION
The Company has no stock-based compensation plans; however certain employees of the Company participate in Parent’s stock-based compensation plan, which provides for the grants of stock options, RSUs and PSUs among other types of awards. The expense associated with the Company’s employees who participate in such plan is allocated to the Company in the accompanying Combined Statements of Earnings.
Stock options, RSUs and PSUs have been issued to directors, officers and other employees under Parent’s 2007 Omnibus Incentive Plan. Stock options granted under Parent’s 2007 Omnibus Incentive Plan generally vest pro rata over a five-year period and terminate ten years from the grant date, though the specific terms of each grant are determined by the Compensation Committee of Parent’s Board (the “Compensation Committee”). Parent’s executive officers and certain other employees have been awarded options with different vesting criteria. Option exercise prices for options granted by Parent equal the closing price of Parent’s common stock on the New York Stock Exchange (“NYSE”) on the date of grant.
RSUs issued under Parent’s 2007 Omnibus Incentive Plan provide for the issuance of a share of Parent’s common stock at no cost to the holder. The RSUs that have been granted to employees under Parent’s 2007 Omnibus Incentive Plan generally provide for time-based vesting over a five-year period, although executive officers and certain other employees have been awarded RSUs with different time-based vesting criteria, and RSUs granted to members of the Company’s senior management have also been subject to performance-based vesting criteria. Prior to vesting, RSUs granted under Parent’s 2007 Omnibus Incentive Plan do not have dividend equivalent rights, do not have voting rights and the shares underlying the RSUs are not considered issued and outstanding.
In 2015, Parent introduced into its executive officer equity compensation program performance-based PSUs that vest over approximately a three-year performance period and are subject to an additional two-year holding period. The PSUs were issued under Parent’s 2007 Omnibus Incentive Plan. PSUs granted under the 2007 Omnibus Incentive Plan have dividend equivalent rights (which are subject to the same vesting and holding restrictions as the related shares), but do not have voting rights and the shares underlying the PSUs are not considered issued and outstanding.
The equity compensation awards granted by Parent generally vest only if the employee is employed by Parent (or in the case of directors, the director continues to serve on Parent’s Board) on the vesting date or in other limited circumstances. To cover

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the exercise of options and vesting of RSUs and PSUs, Parent generally issues new shares from its authorized but unissued share pool, although it may instead issue treasury shares in certain circumstances.
Parent accounts for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted, including stock options, RSUs and PSUs, based on the fair value of the award as of the grant date. The Company recognizes the compensation expense for employees participating in Parent’s stock plans over the requisite service period (which is generally the vesting period but may be shorter than the vesting period if the employee becomes retirement eligible before the end of the vesting period). The fair value for RSU awards was calculated using the closing price of Parent’s common stock on the date of grant, adjusted for the fact that RSUs do not accrue dividends. The fair value of the options granted was calculated using a Black-Scholes Merton option pricing model (“Black-Scholes”).
The following summarizes the assumptions used in the Black-Scholes model to value options granted during the years ended December 31:

	2018	2017	2016
Risk-free interest rate	2.6 – 3.1%	1.8 – 2.2%	1.2 – 1.8%
Weighted average volatility	21.4%	17.9%	24.3%
Dividend yield	0.6%	0.7%	0.6%
Expected years until exercise	5.0 – 8.0	5.0 – 8.0	5.5 – 8.0
The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on implied volatility from traded options on Parent’s stock and historical volatility of Parent’s stock. The dividend yield is calculated by dividing Parent’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the option, Parent analyzes and considers actual historical exercise experience for previously granted options. Parent stratifies its employee population into multiple groups for option valuation and attribution purposes based upon distinctive patterns of forfeiture rates and option holding periods, as indicated by the ranges set forth in the table above for risk-free interest rate and expected years until exercise.
The amount of stock-based compensation expense recognized during a period is also based on the portion of the awards that are ultimately expected to vest. Parent estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following summarizes the components of the Company’s stock-based compensation expense under Parent’s stock plans for the years ended December 31 ($ in millions):

	2018	2017	2016
RSUs/PSUs:
Pretax compensation expense	$8.2	$7.6	$6.3
Income tax benefit	(2.1)	(2.5)	(2.1)
RSU/PSU expense, net of income taxes	6.1	5.1	4.2
Stock options:
Pretax compensation expense	5.1	4.7	4.2
Income tax benefit	(1.3)	(1.6)	(1.4)
Stock option expense, net of income taxes	3.8	3.1	2.8
Total stock-based compensation:
Pretax compensation expense	13.3	12.3	10.5
Income tax benefit	(3.4)	(4.1)	(3.5)
Total stock-based compensation expense, net of income taxes	$9.9	$8.2	$7.0
Stock-based compensation has been recognized as a component of selling, general and administrative expenses in the accompanying Combined Statements of Earnings. As of December 31, 2018, $16 million of total unrecognized compensation cost related to RSUs/PSUs is expected to be recognized over a weighted average period of approximately two years. As of December 31, 2018, $14 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of approximately three years. Future compensation amounts will be adjusted for any changes in estimated forfeitures.
The following summarizes the Company’s option activity under Parent’s stock plans (in millions; except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2016	2.2	$45.75
Granted	0.5	67.56
Exercised	(0.5)	34.54
Cancelled/forfeited	(0.3)	59.47
Outstanding as of December 31, 2016	1.9	52.27
Granted	0.5	86.06
Exercised	(0.4)	38.49
Cancelled/forfeited	(0.3)	60.74
Outstanding as of December 31, 2017	1.7	63.95
Granted	0.5	99.41
Exercised	(0.3)	48.25
Cancelled/forfeited	(0.2)	78.61
Outstanding as of December 31, 2018	1.7	$75.43	7	$52.6
Vested and expected to vest as of December 31, 2018 (1)	1.6	$72.87	7	$49.7
Vested as of December 31, 2018	0.7	$54.54	5	$31.9
______________

(1)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between Parent’s closing stock price on the last trading day of 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. The amount of aggregate intrinsic value will change based on the price of Parent’s common stock.
Options outstanding as of December 31, 2018 are summarized below (in millions; except price per share and numbers of years):

	Outstanding			Exercisable
Exercise Price	Shares	Average Exercise Price	Average Remaining Life (in years)	Shares	Average Exercise Price
$19.89 to 40.45	0.2	$35.68	3	0.2	$35.80
$40.46 to 59.17	0.2	54.85	5	0.2	52.78
$59.18 to 65.95	0.3	65.84	7	0.1	65.75
$65.96 to 79.63	0.2	70.76	7	0.1	67.77
$79.64 to 101.65	0.8	93.74	9	0.1	85.97
The aggregate intrinsic value of options exercised during the years ended December 31, 2018, 2017 and 2016 was $19 million, $18 million and $20 million, respectively. Exercise of options during the years ended December 31, 2018, 2017 and 2016 resulted in cash receipts of $14 million, $17 million and $19 million, respectively. Upon exercise of the award by the employee, Parent derives a tax deduction measured by the excess of the market value over the grant price at the date of exercise. Parent realized a tax benefit of $3 million, $6 million and $7 million in 2018, 2017 and 2016, respectively, related to the exercise of employee stock options.
The following summarizes information on unvested RSUs and PSUs activity (in millions; except weighted average grant-date fair value):

	Number of RSUs/PSUs	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2016	0.5	$55.33
Granted	0.2	66.43
Vested	(0.1)	49.16
Forfeited	(0.1)	58.20
Unvested at December 31, 2016	0.5	60.43
Granted	0.1	85.22
Vested	(0.1)	55.83
Forfeited	(0.1)	68.04
Unvested at December 31, 2017	0.4	65.88
Granted	0.2	98.26
Vested	(0.1)	65.81
Forfeited	(0.1)	77.38
Unvested at December 31, 2018	0.4	79.21
The Company realized a tax benefit of $2 million in each of the years ended December 31, 2018, 2017 and 2016, respectively, related to the vesting of RSUs and PSUs.
Prior to the adoption of ASU 2016-09 in 2017, the difference between the actual tax benefit realized upon exercise and the tax benefit recorded based on the fair value of the stock award at the time of grant (the “excess tax benefits”) was recorded as

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

an increase to net Parent investment and was reflected as a financing cash flow in 2016. For the year ended December 31, 2016 the Company recorded an increase to additional paid-in-capital and a financing cash flow of $5.6 million for the excess tax benefit. As a result of the adoption of ASU 2016-09, the excess tax benefit of $3.3 million and $4.9 million related to the exercise of employee stock options and vesting of RSUs for the years ended December 31, 2018 and 2017, respectively, has been recorded as a reduction to the current income tax provision and is reflected as an operating cash inflow in the accompanying Combined Statements of Cash Flows.
In connection with the exercise of certain stock options and the vesting of RSUs previously issued by Parent, a number of shares sufficient to fund statutory minimum tax withholding requirements has been withheld from the total shares issued or released to the award holder (though under the terms of the applicable plan, the shares are considered to have been issued and are not added back to the pool of shares available for grant). During the year ended December 31, 2018, 41 thousand shares with an aggregate value of $4 million were withheld to satisfy the requirement. During the year ended December 31, 2017, 37 thousand shares with an aggregate value of $3 million were withheld to satisfy the requirement. The withholding is treated as a reduction in net Parent investment in the accompanying Combined Statements of Changes in Equity.
NOTE 16. SEGMENT INFORMATION
The Company operates and reports its results in two separate business segments, the Specialty Products & Technologies and Equipment & Consumables segments. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. Operating profit represents total revenues less operating expenses, excluding nonoperating income (expense) and income taxes. Operating profit amounts in the Other segment consist of unallocated corporate costs and other costs not considered part of management’s evaluation of reportable segment operating performance. The identifiable assets by segment are those used in each segment’s operations. Inter-segment amounts are not significant and are eliminated to arrive at combined totals.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Detailed segment data as of and for the years ended December 31 is as follows ($ in millions):

	2018	2017	2016
Sales:
Specialty Products & Technologies	$1,369.8	$1,310.6	$1,247.0
Equipment & Consumables	1,474.7	1,500.3	1,538.4
Total	$2,844.5	$2,810.9	$2,785.4

Operating profit:
Specialty Products & Technologies	$241.3	$246.0	$226.0
Equipment & Consumables	120.5	152.9	201.2
Other	(63.4)	(12.3)	(24.4)
Total	$298.4	$386.6	$402.8

Identifiable assets:
Specialty Products & Technologies	$3,539.1	$3,598.6	$3,430.8
Equipment & Consumables	2,294.1	2,388.7	2,290.8
Other	8.4	5.5	5.7
Total	$5,841.6	$5,992.8	$5,727.3

Depreciation and amortization:
Specialty Products & Technologies	$76.9	$71.8	$74.9
Equipment & Consumables	51.9	48.6	50.7
Other	1.2	1.0	1.6
Total	$130.0	$121.4	$127.2

Capital expenditures, gross:
Specialty Products & Technologies	$42.2	$30.3	$19.1
Equipment & Consumables	26.9	17.7	28.9
Other	3.1	0.9	1.1
Total	$72.2	$48.9	$49.1

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Operations in Geographical Areas:

	Year Ended December 31
($ in millions)	2018	2017	2016
Sales:
United States	$1,240.5	$1,253.0	$1,292.0
China	187.9	155.2	130.8
Germany	164.7	166.1	167.6
All other (each country individually less than 5% of total sales)	1,251.4	1,236.6	1,195.0
Total	$2,844.5	$2,810.9	$2,785.4

Property, plant and equipment, net:
United States	$144.1	$118.0	$103.9
Germany	29.1	31.5	31.5
Sweden	20.0	11.7	4.2
Switzerland	15.9	16.4	14.8
All other (each country individually less than 5% of total long-lived assets)	52.5	53.6	63.6
Total	$261.6	$231.2	$218.0
Sales by Major Product Group:

	Year Ended December 31
($ in millions)	2018	2017	2016
Consumables	$1,914.8	$1,864.7	$1,849.0
Equipment	929.7	946.2	936.4
Total	$2,844.5	$2,810.9	$2,785.4
NOTE 17. RELATED-PARTY TRANSACTIONS
The Company has historically operated as part of Parent and not as a separate, publicly-traded company. Accordingly, Parent has allocated certain shared costs to the Company that are reflected as expenses in these financial statements. Management considers the allocation methodologies used by Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future.
Corporate Expenses
Certain corporate overhead and shared expenses incurred by Parent and its subsidiaries have been allocated to the Company and are reflected in the Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Parent information technology infrastructure, facilities, compliance, human resources, and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Parent benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock based compensation administration. These costs are allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies include the Company’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Insurance Programs Administered by Parent
In addition to the corporate allocations discussed above, the Company was allocated expenses related to certain insurance programs Parent administers on behalf of the Company, including workers compensation, property, cargo, automobile, crime, fiduciary, product, general and directors’ and officers’ liability insurance. These policies cover amounts in excess of the self-insured retentions. The insurance costs of these policies are allocated by Parent to the Company and its other businesses using various methodologies related to the respective, underlying exposure base.
For the self-insured component of the policies referenced above, Parent allocated costs to the Company based on the Company’s incurred claims. An estimated liability relating to the Company’s known and incurred but not reported claims has also been allocated to the Company and reflected on the accompanying Combined Balance Sheets.
Medical Insurance Programs Administered by Parent
In addition to the corporate allocations noted above, the Company was allocated expenses related to the medical insurance programs Parent administers on behalf of the Company. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to the Company.
Deferred Compensation Program Administered by Parent
Certain of the Company’s management employees participate in Parent’s nonqualified deferred compensation programs that permit participants to defer a portion of their compensation, on a pretax basis, until their termination of employment. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Parent’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by Parent are entirely based on changes in the value of Parent’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of Parent.
The amounts of related-party expenses allocated to the Company from Parent and its subsidiaries for the years ended December 31, 2018, 2017 and 2016, were as follows ($ in millions):

	2018	2017	2016
Allocated corporate expenses	$31.5	$31.5	$31.5
Directly related charges:
Insurance programs expenses	3.9	4.3	3.7
Medical insurance programs expenses	52.2	47.2	45.5
Deferred compensation program expenses	1.1	1.1	1.2
Total related-party expenses	$88.7	$84.1	$81.9
Revenue and other transactions entered into in the ordinary course of business
Certain of the Company’s revenue arrangements relate to contracts entered into in the ordinary course of business with Parent and Parent affiliates. The amount of related-party revenue was not significant for any of the years ended December 31, 2018, 2017 and 2016.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

DENTAL SEGMENT OF DANAHER CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Classification	Balance at Beginning of Period (a)	Charged to Costs & Expenses	Impact of Currency	Write Offs, Write Downs & Deductions	Balance at End of Period (a)
Year ended December 31, 2018:
Allowances deducted from asset account
Allowance for doubtful accounts	$17.9	$4.7	$(0.7)	$(4.0)	$17.9
Year ended December 31, 2017:
Allowances deducted from asset account
Allowance for doubtful accounts	$17.9	$5.8	$0.7	$(6.5)	$17.9
Year ended December 31, 2016:
Allowances deducted from asset account
Allowance for doubtful accounts	$16.0	$3.5	$0.5	$(2.1)	$17.9
______________

(a)	Amounts include allowance for doubtful accounts classified as current.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED AND COMBINED CONDENSED BALANCE SHEETS
($ in millions, except per share amounts)
(unaudited)

	September 27, 2019	December 31, 2018
ASSETS
Current assets:
Cash and equivalents	$193.2	$—
Trade accounts receivable, net	456.4	459.8
Inventories:
Finished goods	176.5	166.8
Work in process	31.7	34.3
Raw materials	70.2	77.6
Total inventories	278.4	278.7
Prepaid expenses and other current assets	50.5	48.3
Total current assets	978.5	786.8
Property, plant and equipment, net of accumulated depreciation of $394.2 and $375.2, respectively	283.1	261.6
Other long-term assets	282.5	77.4
Goodwill	3,283.2	3,325.5
Other intangible assets, net	1,291.1	1,390.3
Total assets	$6,118.4	$5,841.6
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$7.5	$—
Trade accounts payable	181.4	217.4
Accrued expenses and other liabilities	571.8	423.6
Total current liabilities	760.7	641.0
Other long-term liabilities	539.2	374.2
Long-term debt	1,304.5	—
Equity:
Preferred stock, without par value, 15.0 million shares authorized; no shares issued or outstanding at September 27, 2019 and December 31, 2018	—	—
Common stock - $0.01 par value, 500.0 million shares authorized; 158.7 million shares issued and outstanding at September 27, 2019; 100 shares issued and outstanding at December 31, 2018	1.6	—
Additional paid-in capital	3,613.6	—
Retained earnings	37.0	—
Net parent investment	—	4,901.3
Accumulated other comprehensive loss	(140.9)	(78.2)
Total Envista equity	3,511.3	4,823.1
Noncontrolling interests	2.7	3.3
Total equity	3,514.0	4,826.4
Total liabilities and equity	$6,118.4	$5,841.6
See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF EARNINGS
($ and shares in millions, except per share amounts)
(unaudited)

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Sales	$2,031.1	$2,085.5
Cost of sales	(907.4)	(905.9)
Gross profit	1,123.7	1,179.6
Operating costs:
Selling, general and administrative expenses	(804.9)	(820.4)
Research and development expenses	(119.3)	(128.4)
Operating profit	199.5	230.8
Nonoperating income (expense):
Other income	1.6	1.9
Interest expense, net	(0.2)	—
Earnings before income taxes	200.9	232.7
Income taxes	(39.4)	(53.2)
Net earnings	$161.5	$179.5
Net earnings per share:
Basic	$1.25	$1.40
Diluted	$1.25	$1.40
Average common stock and common equivalent shares outstanding:
Basic	128.8	127.9
Diluted	128.8	127.9
See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
($ in millions)
(unaudited)

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Net earnings	$161.5	$179.5
Other comprehensive loss, net of income taxes:
Foreign currency translation adjustments	(61.5)	(72.0)
Cash flow hedge adjustments	(0.6)	—
Pension plan adjustments	(0.6)	(0.4)
Total other comprehensive loss, net of income taxes	(62.7)	(72.4)
Comprehensive income	$98.8	$107.1

See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY
($ in millions)
(unaudited)

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Common stock
Balance, beginning of period	$—	$—
Issuance of common stock	1.6	—
Balance, end of period	$1.6	$—
Additional paid-in capital
Balance, beginning of period	$—	$—
Common stock-based award activity	0.5	—
Consideration to Danaher in connection with the Separation	(1,950.0)	—
Reclassification of net parent investment	4,920.0	—
Issuance of common stock	643.1	—
Balance, end of period	$3,613.6	$—
Retained earnings
Balance, beginning of period	$—	$—
Net earnings	37.0	—
Balance, end of period	$37.0	$—
Net parent investment
Balance, beginning of period	$4,901.3	$4,989.9
Adoption of accounting standards	—	(8.0)
Net earnings	124.5	179.5
Net transfers to parent	(116.5)	(170.0)
Reclassification of net parent investment	(4,921.3)	—
Parent common stock-based award activity	12.0	9.5
Balance, end of period	$—	$5,000.9
Accumulated other comprehensive loss
Balance, beginning of period	$(78.2)	$0.6
Adoption of accounting standards	—	(0.2)
Other comprehensive loss	(62.7)	(72.4)
Balance, end of period	$(140.9)	$(72.0)
Noncontrolling interests
Balance, beginning of period	$3.3	$4.1
Change in noncontrolling interests	(0.6)	(0.7)
Balance, end of period	$2.7	$3.4
Total equity, end of period	$3,514.0	$4,932.3
See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
CONSOLIDATED AND COMBINED CONDENSED STATEMENTS OF CASH FLOWS
($ in millions)
(unaudited)

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Cash flows from operating activities:
Net earnings	$161.5	$179.5
Noncash items:
Depreciation	29.8	29.1
Amortization	67.3	68.0
Stock-based compensation expense	12.5	9.5
Change in trade accounts receivable, net	(4.0)	(9.0)
Change in inventories	(4.5)	(27.7)
Change in trade accounts payable	(32.9)	(29.0)
Change in prepaid expenses and other assets	(9.7)	6.8
Change in accrued expenses and other liabilities	(9.5)	(16.7)
Net cash provided by operating activities	210.5	210.5
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(61.9)	(40.2)
Proceeds from sales of property, plant and equipment	1.6	—
All other investing activities	(2.3)	(0.3)
Net cash used in investing activities	(62.6)	(40.5)
Cash flows from financing activities:
Proceeds from the public offering of common stock, net of issuance costs	643.4	—
Consideration to Danaher in connection with the Separation	(1,950.0)	—
Net proceeds from borrowings	1,319.1	—
Net transfers to parent	(116.5)	(170.0)
All other financing activities	144.4	—
Net cash provided by (used in) financing activities	40.4	(170.0)
Effect of exchange rate changes on cash and cash equivalents	4.9	—
Net change in cash and equivalents	193.2	—
Beginning balance of cash and equivalents	—	—
Ending balance of cash and equivalents	$193.2	$—

Supplemental disclosures:
Cash income tax payments	$28.5	$31.3
Cash interest payments	—	—
See the accompanying Notes to the Consolidated and Combined Condensed Financial Statements.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

ENVISTA HOLDINGS CORPORATION
NOTES TO CONSOLIDATED AND COMBINED CONDENSED FINANCIAL STATEMENTS
(unaudited)

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION
Separation and Initial Public Offering
Envista Holdings Corporation (together with its subsidiaries, “Envista” or the “Company”) was formed as a wholly-owned subsidiary of Danaher Corporation (“Danaher” or “Parent”). Danaher formed Envista to ultimately acquire, own and operate the Dental business of Danaher. On September 20, 2019, the Company completed an initial public offering (“IPO”) resulting in the issuance of 30.8 million shares of its common stock (including shares issued pursuant to the underwriters’ option to purchase additional shares) to the public, which represented 19.4% of the Company’s outstanding common stock, at $22.00 per share, the initial public offering price for total net proceeds, after deducting underwriting discounts and commissions, of $643 million. In connection with the IPO, through a series of equity and other transactions, Danaher transferred substantially all of its Dental business to the Company. As consideration for the transfer of the Dental business to the Company, the Company paid to Danaher approximately $2.0 billion, which included the net proceeds from the IPO and the net proceeds from term debt financing, as further discussed in Note 6, and issued to Danaher 127.9 million shares of the Company’s common stock. Danaher held 80.6% of the Company’s outstanding common stock as of October 18, 2019, giving Danaher 80.6% of the total voting power of the Company’s outstanding common stock. The transactions described above related to the transfer of the Dental business are collectively referred to herein as the “Separation.” As the majority stockholder, Danaher has the ability to control the outcome of matters submitted to the Company’s stockholders for approval, including the election of directors, amendments of the Company’s organizational documents and any merger, consolidation, sale of all or substantially all of the Company’s assets or other major corporate transactions.
Danaher has informed the Company that it intends to distribute to its stockholders its remaining equity interest in the Company, which may include the spin-off of Envista shares effected as a dividend to all of Danaher’s stockholders, the split-off of Envista shares in exchange for Danaher shares or other securities or any combination thereof in one transaction or in a series of transactions (collectively, the “Distribution”). While Danaher has informed the Company of its intention to effect the Distribution, it has no obligation to pursue or consummate any further dispositions of its ownership in Envista, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of an opinion of counsel to the effect that the separation of Envista in connection with the IPO, together with such Distribution, will be tax-free to Danaher and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied; Danaher may decide not to consummate the Distribution even if the conditions are satisfied; or Danaher may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. The Company cannot provide any assurance as to whether or when any such transaction will be consummated or as to the final terms of any such transaction.
Business Overview
The Company provides products that are used to diagnose, treat and prevent disease and ailments of the teeth, gums and supporting bone, as well as to improve the aesthetics of the human smile. The Company is a leading worldwide provider of a broad range of dental implants, orthodontic appliances, general dental consumables, equipment and services and is dedicated to driving technological innovations that help dental professionals improve clinical outcomes and enhance productivity.
The Company operates in two business segments: Specialty Products & Technologies and Equipment & Consumables.
The Company’s Specialty Products & Technologies segment develops, manufactures and markets dental implant systems, dental prosthetics and associated treatment software and technologies, as well as orthodontic bracket systems, aligners and lab products.
The Company’s Equipment & Consumables segment develops, manufactures and markets dental equipment and supplies used in dental offices, including digital imaging systems, software and other visualization/magnification systems; handpieces and associated consumables; treatment units and other dental practice equipment; endodontic systems and related

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

consumables; restorative materials and instruments, rotary burs, impression materials, bonding agents and cements and infection prevention products.
Basis of Presentation
For periods after the Separation, the financial statements are prepared on a consolidated basis. Prior to the Separation, the Company operated as part of Danaher and not as a separate, publicly-traded company and the Company’s financial statements are combined, have been prepared on a stand-alone basis and are derived from Danaher's consolidated financial statements and accounting records. The Consolidated and Combined Condensed Financial Statements reflect the financial position, results of operations and cash flows related to the Dental business that was transferred to the Company. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component in the financial statements. Prior to the Separation, the financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Danaher’s corporate office and from other Danaher businesses to the Company and allocations of related assets, liabilities and Danaher’s investment, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Danaher. Related-party allocations are discussed further in Note 15.
Prior to the Separation, the Company was dependent upon Danaher for all of its working capital and financing requirements under Danaher’s centralized approach to cash management and financing of its operations. Financial transactions relating to the Company were accounted for through the net parent investment account of the Company. Accordingly, none of Danaher’s cash, cash equivalents or debt was assigned to the Company in these financial statements for the periods prior to the Separation.
The cash balance presented on the Consolidated and Combined Condensed Balance Sheet as of September 27, 2019 of $193.2 million represents amounts contributed to Envista by Danaher as part of the Separation, as described above, and cash from operations post-Separation. The proceeds from the IPO and the Term Loans were distributed to Danaher pursuant to the Separation.
Net parent investment, which included retained earnings, represented Danaher’s interest in the recorded net assets of the Company. Prior to the Separation, all significant transactions between the Company and Danaher have been included in the accompanying Consolidated and Combined Condensed Financial Statements. Transactions with Danaher are reflected in the accompanying Consolidated and Combined Condensed Statements of Changes in Equity as “Net transfers to Parent” and in the accompanying Consolidated and Combined Condensed Balance Sheets within “Net parent investment.”
Sales to the Company’s largest customer were 12% during each of the nine-month periods ended September 27, 2019 and September 28, 2018. No other individual customer accounted for more than 10% of total sales during these periods. Accounts receivable from this customer was 8% of total receivables for each of September 27, 2019 and December 31, 2018.
All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying Consolidated and Combined Condensed Financial Statements.
The Consolidated and Combined Condensed Financial Statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations; however, the Company believes that the disclosures are adequate to make the information presented not misleading. The Consolidated and Combined Condensed Financial Statements should be read in conjunction with the Company’s combined financial statements and accompanying notes for the three years ended December 31, 2018 included within this prospectus.
In the opinion of the Company, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of September 27, 2019 and December 31, 2018, and its results of operations and cash flows for the nine-month periods ended September 27, 2019 and September 28, 2018.
Accounting Standards Recently Adopted—In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

(“ROU”) asset and a lease liability for all leases with terms greater than 12 months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842.”
On January 1, 2019, the Company adopted ASC 842 using the modified retrospective method for all lease arrangements at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with the Company’s historic accounting under Accounting Standards Codification (“ASC”) 840, Leases. The adoption of ASC 842 had a material impact on the Company’s Consolidated and Combined Condensed Balance Sheet but did not have a significant impact on the Company’s consolidated and combined net earnings and cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. For leases that commenced before the effective date of ASC 842, the Company elected the permitted practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. The Company also elected to include leases with a term of 12 months or less in the recognized ROU assets and lease liabilities.
As a result of the cumulative impact of adopting ASC 842, the Company recorded operating lease ROU assets of $182 million and operating lease liabilities of $191 million as of January 1, 2019, primarily related to real estate and automobile leases, based on the present value of the future lease payments on the date of adoption. Refer to Note 3 for the additional disclosures required by ASC 842.
The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit interest rate, the Company used Danaher’s incremental borrowing rate (for the period prior to the Separation) and its incremental borrowing rate (for the period after Separation) based on the information available at commencement date in determining the present value of lease payments. The ROU asset includes prepaid lease payments, lease incentives received, costs which will be incurred in exiting a lease and the amount of any asset or liability recognized on business combinations relating to favorable or unfavorable lease terms. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. The Company has lease agreements which require payments for lease and non-lease components and has elected to account for these as a single lease component.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The ASU was effective for public entities for fiscal years beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019 and there was no impact on the Company’s Consolidated and Combined Condensed Financial Statements. Refer to Note 7 for additional disclosures about the Company’s hedging activities.
Except for the above accounting policy for leases that was updated as a result of adopting ASC 842 and the derivatives and hedging policy discussed in Note 7, there have been no changes to the Company’s significant accounting policies described in the Prospectus for the year ended December 31, 2018 that have a material impact on the Company’s Consolidated and Combined Condensed Financial Statements.
Accounting Standards Not Yet Adopted—In August 2018, the FASB issued ASU No. 2018-14, Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 to add, remove and clarify disclosure requirements related to defined benefit pension plans. The ASU is effective for public entities for fiscal years beginning after December 15, 2020, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies the disclosures on fair value measurements by removing the requirement to disclose the amount and reasons for transfers between Level 1 and

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Level 2 of the fair value hierarchy and the policy for timing of such transfers. The ASU expands the disclosure requirements for Level 3 fair value measurements, primarily focused on changes in unrealized gains and losses included in other comprehensive income (loss). The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. The ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU will be adopted using a modified retrospective transition method, with the adoption impact recognized through a cumulative-effect adjustment to retained earnings in the period of adoption. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments and ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provided additional implementation guidance on the previously issued ASU. Management has not yet completed its assessment of the impact of the new standard on the Company’s consolidated financial statements. The Company is in the process of implementing changes to its accounting policies and procedures for the new standard. Currently, the Company believes that the most notable impact of this ASU will relate to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable and the recognition of credit losses.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Accumulated Other Comprehensive Income (Loss)—The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions). Foreign currency translation adjustments generally relate to indefinite investments in non-U.S. subsidiaries and the impact from the Company’s hedge of its net investment in foreign operations, including the Company’s cross-currency swap derivatives, net of any income tax impact.

	Foreign Currency Translation Adjustments	Cash Flow Hedge Adjustments		Pension Adjustments		Total
For the Nine-Month Period Ended September 27, 2019:
Balance, December 31, 2018	$(74.3)	$—		$(3.9)		$(78.2)
Other comprehensive income (loss) before reclassifications:
Decrease	(60.1)	(0.7)	—	—		(60.8)
Income tax impact	(1.4)	0.1		—		(1.3)
Other comprehensive income (loss) before reclassifications, net of income taxes	(61.5)	(0.6)		—		(62.1)
Amounts reclassified from accumulated other comprehensive income (loss):
Decrease	—	—		(0.9)	(a)	(0.9)
Income tax impact	—	—		0.3		0.3
Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	—		(0.6)		(0.6)
Net current period other comprehensive income (loss):	(61.5)	(0.6)		(0.6)		(62.7)
Balance, September 27, 2019	$(135.8)	$(0.6)		$(4.5)		$(140.9)
For the Nine-Month Period Ended September 28, 2018:
Balance, December 31, 2017	$10.9	$—		$(10.3)		$0.6
Adoption of accounting standards	—	—		(0.2)		(0.2)
Balance, January 1, 2018	10.9	—		(10.5)		0.4
Other comprehensive income (loss) before reclassifications:
Decrease	(72.0)	—		—		(72.0)
Income tax impact	—	—		—		—
Other comprehensive income (loss) before reclassifications, net of income taxes	(72.0)	—		—		(72.0)
Amounts reclassified from accumulated other comprehensive income (loss):
Decrease	—	—		(0.5)	(a)	(0.5)
Income tax impact	—	—		0.1		0.1
Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	—		(0.4)		(0.4)
Net current period other comprehensive income (loss):	(72.0)	—		(0.4)		(72.4)
Balance, September 28, 2018	$(61.1)	$—		$(10.9)		$(72.0)
______________

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. Refer to Note 8 for additional details.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

NOTE 2. REVENUE
The following tables present the Company’s revenues disaggregated by geographical region and revenue type for the nine-month periods ended September 27, 2019 and September 28, 2018 ($ in millions). Sales taxes and other usage-based taxes collected from customers are excluded from revenue.

	Specialty Products & Technologies	Equipment & Consumables	Total
Nine-Month Period Ended September 27, 2019:
Geographical region:
North America	$450.7	$515.7	$966.4
Western Europe	234.7	209.0	443.7
High-growth markets (a)	257.8	232.2	490.0
Other developed markets (a)	70.7	60.3	131.0
Total	$1,013.9	$1,017.2	$2,031.1

Revenue type:
Consumables, services and spare parts	$956.6	$532.7	$1,489.3
Equipment, software and other systems	57.3	484.5	541.8
Total	$1,013.9	$1,017.2	$2,031.1

Nine-Month Period Ended September 28, 2018:
Geographical region:
North America	$447.1	$530.1	$977.2
Western Europe	253.2	230.1	483.3
High-growth markets (a)	249.2	242.3	491.5
Other developed markets (a)	73.1	60.4	133.5
Total	$1,022.6	$1,062.9	$2,085.5

Revenue type:
Consumables, services and spare parts	$970.5	$543.0	$1,513.5
Equipment, software and other systems	52.1	519.9	$572.0
Total	$1,022.6	$1,062.9	$2,085.5
______________

(a)
The Company defines high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure which include Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan).  The Company defines developed markets as all markets that are not high-growth markets.

The Company sells equipment to customers as well as consumables, spare parts and services. The Company’s Equipment & Consumables products include traditional consumables such as bonding agents and cements, impression materials, infection prevention products and restorative products, while the Company’s equipment products include treatment units, instruments, digital imaging systems, software and other visualization and magnification systems. The Company’s Specialty Products & Technologies products include implants, prosthetics, orthodontic brackets, aligners and lab products.
Remaining performance obligations related to ASC 606, Revenue From Contracts With Customers (“ASC 606”), represent the aggregate transaction price allocated to performance obligations with an original contract term greater than one year which are fully or partially unsatisfied at the end of the period. Remaining performance obligations include noncancelable purchase orders, extended warranty and service and do not include revenue from contracts with customers with an original term of one year or less. While the remaining performance obligation disclosure is similar in concept to backlog, the definition of remaining performance obligations excludes contracts that provide the customer with the right to cancel or

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

terminate for convenience with no substantial penalty, even if historical experience indicates the likelihood of cancellation or termination is remote. Additionally, the Company has elected to exclude contracts with customers with an original term of one year or less from remaining performance obligations while these contracts are included within backlog.
As of September 27, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was $23 million and the Company expects to recognize revenue on the majority of this amount over the next 12 months.
The Company often receives cash payments from customers in advance of the Company’s performance resulting in contract liabilities. These contract liabilities are classified as either current or long-term in the Consolidated and Combined Condensed Balance Sheets based on the timing of when the Company expects to recognize revenue. As of September 27, 2019 and December 31, 2018, contract liabilities were $52 million and $62 million, respectively, and are included within accrued expenses and other liabilities and other long-term liabilities in the accompanying Consolidated and Combined Condensed Balance Sheets. Revenue recognized during the nine-month periods ended September 27, 2019 and September 28, 2018 that was included in the contract liability balance on December 31, 2018 and at the date of adoption of ASC 606 on January 1, 2018 was $46 million and $51 million, respectively. Contract liabilities are reported on the accompanying Consolidated and Combined Condensed Balance Sheets on a contract-by-contract basis.
NOTE 3. LEASES
The Company has operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing locations and certain equipment, primarily automobiles. Many leases include one or more options to renew, some of which include options to extend the lease for up to 20 years and some leases include options to terminate the lease within 30 days. In certain of the Company’s lease agreements, the rental payments are adjusted periodically to reflect actual charges incurred for common area maintenance, utilities, inflation and/or changes in other indexes.
The components of operating lease expense were as follows ($ in millions):

Nine-Month Period Ended
September 27, 2019
Fixed operating lease expense (a)	$29.7
Variable operating lease expense	4.4
Total operating lease expense	$34.1
______________

(a)	Includes short-term leases and sublease income, both of which were not significant.
Supplemental cash flow information related to the Company’s operating leases for the nine-month period ended September 27, 2019 was as follows ($ in millions):

Cash paid for amounts included in the measurement of operating lease liabilities	$28.7
ROU assets obtained in exchange for operating lease obligations	41.3

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following table presents the lease balances within the Consolidated Condensed Balance Sheet, weighted average remaining lease term and weighted average discount rates related to the Company’s operating leases as of September 27, 2019 ($ in millions):

Lease Assets and Liabilities	Classification
Assets:
Operating lease ROU assets	Other long-term assets	$201.8

Liabilities:
Current:
Operating lease liabilities	Accrued expenses and other liabilities	$27.1
Long-term:
Operating lease liabilities	Other long-term liabilities	186.7
Total operating lease liabilities		$213.8

Weighted average remaining lease term		11 years
Weighted average discount rate		3.1%
The following table presents the maturity of the Company’s operating lease liabilities as of September 27, 2019 ($ in millions):

Remainder of 2019	$8.4
2020	31.6
2021	26.3
2022	24.0
2023	22.6
Thereafter	145.2
Total operating lease payments	258.1
Less: imputed interest	44.3
Total operating lease liabilities	$213.8
As of September 27, 2019, the Company had no additional significant operating or finance leases that had not yet commenced.
NOTE 4.  GOODWILL
The following is a rollforward of the Company’s goodwill ($ in millions):

Balance, December 31, 2018	$3,325.5
Foreign currency translation	(42.3)
Balance, September 27, 2019	$3,283.2

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The carrying value of goodwill by segment is summarized as follows ($ in millions):

	September 27, 2019	December 31, 2018
Specialty Products & Technologies	$1,999.5	$2,013.8
Equipment & Consumables	1,283.7	1,311.7
Total	$3,283.2	$3,325.5
The Company has not identified any “triggering” events which indicate an impairment of goodwill in the nine-month period ended September 27, 2019.
The Company will perform an annual impairment test of goodwill during the fourth quarter. Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market multiples from publicly traded comparable companies. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.
Unforeseen negative changes in future business or other market conditions for any of the Company’s reporting units including margin compression or loss of business, could cause recorded goodwill to be impaired in the future. Also, changes in estimates and assumptions the Company makes in conducting its goodwill assessment could affect the estimated fair value of the Company’s reporting units and could result in a goodwill impairment charge in a future period.
NOTE 5.  FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Company’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

A summary of financial assets and liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 27, 2019:
Assets:
Cross-currency swap derivative contracts	$—	$5.7	$—	$5.7

Liabilities:
Interest rate swap derivative contracts	$—	$0.7	$—	$0.7
Deferred compensation plans	—	6.3	—	6.3

December 31, 2018:
Liabilities:
Deferred compensation plans	$—	$11.1	$—	$11.1
Derivative Instruments
The cross-currency swap derivative contracts are used to partially hedge the Company’s net investments in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. The cross-currency swap derivative contracts are classified as Level 2 in the fair value hierarchy as they are measured using the income approach with the relevant interest rates and foreign currency current exchange rates and forward curves as inputs. The interest rate swap derivative contracts are used to reduce the variability related to interest rate payments of the senior unsecured term loan facility, as discussed further in Note 6. The interest rate swap derivative contracts are classified as Level 2 in the fair value hierarchy as they are measured using the income approach with the relevant interest rates and forward curves as inputs. Refer to Note 7 for additional information.
Deferred Compensation Plans
As further discussed in Note 15, certain management employees of the Company participate in Danaher’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis. All amounts deferred under this plan are unfunded, unsecured obligations of Danaher and subject to reimbursement by the Company and are presented as a component of the Company’s compensation and benefits accrual included in accrued expenses in the accompanying Consolidated and Combined Condensed Balance Sheets. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Danaher’s 401(k) program. Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates on investment options within Danaher’s 401(k) program. Earnings rates for amounts contributed unilaterally by Danaher are entirely based on changes in the value of Danaher’s common stock and the value of the liability is based solely on the market value of Danaher’s common stock.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Fair Value of Financial Instruments
The carrying amounts and fair values of the Company’s financial instruments were as follows ($ in millions):

	September 27, 2019
	Carrying Amount	Fair Value
Assets:
Cross-currency swap derivative contracts	$5.7	$5.7

Liabilities:
Interest rate swap derivative contracts	$0.7	$0.7
Long-term debt	1,304.5	1,304.5
The fair value of long-term debt approximates the carrying value as these borrowings are based on variable market rates. The fair values of cash and cash equivalents, trade accounts receivable, net and trade accounts payable approximate their carrying amounts due to the short-term maturities of these instruments.
NOTE 6. FINANCING
The components of the Company’s debt were as follows ($ in millions):

September 27, 2019
Senior unsecured term loan facility due 2022 ($650.0 million aggregate principal amount) (the “Term Loan Facility”)	$648.6
Senior unsecured euro term loan facility due 2022 (€600.0 million aggregate principal amount) (the “Euro Term Loan Facility”)	655.6
Other	7.8
Total debt	1,312.0
Less: currently payable	7.5
Long-term debt	$1,304.5
Debt issuance and deferred financing costs totaled $2 million as of September 27, 2019 and have been netted against the aggregate principal amounts of the related debt in the components of the debt table above.
Long-Term Indebtedness
On September 20, 2019, the Company entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks under which Envista borrowed approximately $1.3 billion, consisting of a three-year $650 million senior unsecured term loan facility (the “Term Loan Facility”) and a three-year €600 million senior unsecured term loan facility (the “Euro Term Loan Facility” together with the “Term Loan Facility,” the “Term Loans”). The Credit Agreement also includes a five-year, $250 million senior unsecured multi-currency revolving credit facility (the “Revolving Credit Facility” and together with the “Term Loan Facility” and “Euro Term Loan Facility,” the “Senior Credit Facilities”). Pursuant to the Separation Agreement, all of the net proceeds of the Term Loans were paid to Danaher as partial consideration for the Dental business Danaher transferred to Envista, as further discussed in Note 1.
The Revolving Credit Facility includes an initial aggregate principal amount of $250 million with a $20 million sublimit for swingline loans and a $20 million sublimit for the issuance of standby letters of credit. The Company has the option to increase the amount available under the Revolving Credit Facility, subject to agreement by the lenders, by up to an additional $200 million in the aggregate. The Revolving Credit Facility can be used for working capital and other general corporate purposes. As of September 27, 2019, no borrowings were outstanding under the Revolving Credit Facility.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Under the Senior Credit Facilities, borrowings bear interest as follows: (1) Eurocurrency Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the London inter-bank offered (“LIBOR”) rate plus a margin of between 0.785% and 1.625%, depending on (x) prior to receipt by the Company of a long-term debt credit rating, the Company’s Consolidated Leverage Ratio (as defined in the Credit Agreement) as of the last day of the immediately preceding fiscal quarter and (y) thereafter, the Company’s long-term debt credit rating; and (2) Base Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to (a) the highest of (i) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 0.50%, (ii) Bank of America’s “prime rate” as publicly announced from time to time and (iii) the Eurocurrency Rate (as defined in the Credit Agreement) plus 1.00%, plus (b) a margin of between 0.00% and 0.625%, depending on (x) prior to receipt by the Company of a long-term debt credit rating, the Company’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, the Company’s long-term debt credit rating. In no event will Eurocurrency Rate Loans or Base Rate Loans bear interest at a rate lower than 0%. In addition, the Company is required to pay a per annum facility fee of between 0.09% and 0.225% (depending on (x) prior to receipt by the Company of a long-term debt credit rating, the Company’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, the Company’s long-term debt credit rating) based on the aggregate commitments under the Revolving Credit Facility, regardless of usage.
The interest rates for borrowings under the Term Loan Facility and Euro Term Loan Facility were 3.5% and 1.2%, respectively, for the nine-month period ended September 27, 2019. The Company has entered into interest rate swap derivative contracts for the Term Loan Facility, as further discussed in Note 7. The Credit Agreement requires the Company to maintain a Consolidated Leverage Ratio of 3.75 to 1.00 or less and includes a provision that the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 for the four consecutive full fiscal quarters immediately following the consummation of any acquisition by the Company or any subsidiary of the Company in which the purchase price exceeds $100 million. The Credit Agreement also requires the Company to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.00 to 1.00. The Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, limit or restrict the Company’s and/or the Company’s subsidiaries ability, subject to certain exceptions and qualifications, to incur liens or indebtedness, merge, consolidate or sell or otherwise transfer assets, make dividends or distributions, enter into transactions with the Company’s affiliates and use proceeds of the debt financing for other than permitted uses. The Credit Agreement also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable. The Company was in compliance with all of its debt covenants as of September 27, 2019.
The Company has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the Revolving Credit Facility.
In addition to the Revolving Credit Facility, the Company has also entered into reimbursement agreements with various commercial banks to support the issuance of letters of credit.
NOTE 7.  HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses cross-currency swap derivative contracts to partially hedge its net investments in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. The cross-currency swap derivative contracts are agreements to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. On September 20, 2019, the Company entered into cross-currency swap derivative contracts with respect to its $650 million Term Loan Facility and $650 million of these derivative contracts remained outstanding as of September 27, 2019. These contracts effectively convert the $650 million Term Loan Facility to an obligation denominated in euro and partially offsets the impact of changes in currency rates on foreign currency denominated net investments. The changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss) in equity, partially offsetting the foreign currency translation adjustment of the Company’s related net investment that is also recorded in accumulated other comprehensive income (loss) in the Company’s Consolidated and Combined Condensed Statements of Changes in Equity. Any ineffective portions of net investment hedges are reclassified from accumulated other comprehensive income (loss) into earnings during the period of change. The interest income or expense from these swaps is recorded in interest expense in the Company’s Consolidated and Combined Condensed Statements of Earnings consistent with the classification of interest expense attributable to the underlying debt. These instruments mature on dates ranging from September 2020 to September 2022.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The Company also has foreign currency denominated long-term debt, the Euro Term Loan Facility, as a partial hedge of its net investment in foreign operations against adverse movements in exchange rates between the U.S. dollar and the euro. The Euro Term Loan Facility is designated and qualifies as a nonderivative hedging instrument. Accordingly, the foreign currency translation of the Euro Term Loan Facility is recorded in accumulated other comprehensive income (loss) in equity in the accompanying Consolidated and Combined Condensed Balance Sheets, offsetting the foreign currency translation adjustment of the Company’s related net investment that is also recorded in accumulated other comprehensive income (loss). Any ineffective portions of net investment hedges are reclassified from accumulated other comprehensive income (loss) into earnings during the period of change. The Euro Term Loan Facility matures in September 2022.
The Company uses interest rate swap derivative contracts to reduce its variability of cash flows related with interest payments of the Term Loans. The interest rate swap contracts exchange interest payments based on variable rates for interest payments based on fixed rates. The changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss) in equity. Any ineffective portions of the cash flow hedges are reclassified from accumulated other comprehensive income (loss) into earnings during the period of change. The interest income or expense from these swaps is recorded in interest expense in the Company’s Consolidated and Combined Condensed Statements of Earnings consistent with the classification of interest expense attributable to the underlying debt. These instruments mature on dates ranging from September 2020 to September 2022.
The following table summarizes the notional values as of September 27, 2019 and pretax impact of changes in the fair values of instruments designated as net investment hedges and cash flow hedges in accumulated other comprehensive income (loss) (“OCI”) for the nine-month period then ended ($ in millions):

	Notional Amount	Gain (Loss) Recognized in OCI
Nine-Month Period Ended September 27, 2019
Interest rate contracts	$650.0	$(0.7)
Foreign currency contracts	650.0	5.7
Foreign currency denominated debt	656.5	7.2
Total	$1,956.5	$12.2
Gains or losses related to the foreign currency contracts and foreign currency denominated debt are classified as foreign currency translation adjustments in the schedule of changes in OCI in Note 1, as these items are attributable to the Company’s hedges of its net investment in foreign operations. Gains or losses related to the interest rate contracts are classified as cash flow hedge adjustments in the schedule of changes in OCI in Note 1. The Company did not reclassify any deferred gains or losses related to net investment and cash flow hedges from accumulated other comprehensive income (loss) to earnings during the nine-month period ended September 27, 2019. In addition, the Company did not have any ineffectiveness related to net investment and cash flow hedges during the nine-month period ended September 27, 2019. The cash inflows and outflows associated with the Company’s derivative contracts designated as net investment hedges are classified in all other investing activities in the accompanying Consolidated and Combined Condensed Statement of Cash Flows.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The Company’s derivative instruments, as well as its nonderivative debt instruments designated and qualifying as net investment hedges, were classified as of September 27, 2019 in the Company’s Consolidated Condensed Balance Sheet as follows ($ in millions):

Derivative assets:
Prepaid expenses and other current assets	$5.7

Derivative liabilities:
Accrued expense and other liabilities	0.7

Nonderivative hedging instruments:
Long-term debt	656.5
Amounts related to the Company’s derivatives expected to be reclassified from accumulated other comprehensive income (loss) to net earnings during the next 12 months are not significant.
NOTE 8.  DEFINED BENEFIT PLANS
The following sets forth the components of the Company’s net periodic benefit cost of the noncontributory defined benefit pension plans ($ in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Service cost	$(6.8)	$(7.5)
Interest cost	(1.6)	(1.5)
Expected return on plan assets	2.3	2.9
Amortization of initial net obligation	(0.1)	(0.2)
Amortization of prior service credit	0.1	0.1
Amortization of net loss	(0.3)	(0.6)
Curtailment and settlement gains recognized	1.2	1.2
Net periodic pension cost	$(5.2)	$(5.6)
The net periodic benefit cost of the noncontributory defined benefit pension plans incurred during the nine-month periods ended September 27, 2019 and September 28, 2018 are reflected in the following captions in the accompanying Consolidated and Combined Condensed Statements of Earnings ($ in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Service cost:
Selling, general and administrative expenses	$(6.8)	$(7.5)
Other net periodic pension costs:
Nonoperating income (expense)	1.6	1.9
Total	$(5.2)	$(5.6)

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Employer Contributions
During 2019, the Company’s cash contribution requirements for its defined benefit pension plans are forecasted to be $8 million. The ultimate amount to be contributed depends upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.
NOTE 9.  ACCRUED EXPENSES AND OTHER LIABILITIES
The components of the Company’s accrued expenses and other liabilities were as follows ($ in millions):

	September 27, 2019		December 31, 2018
	Current	Noncurrent	Current	Noncurrent
Contract liabilities	$48.1	$4.1	$58.4	$4.0
Lease liabilities	27.1	186.7	—	—
Loss contingencies	50.0	31.3	51.2	32.1
Bank overdrafts	144.5	—	—	—
Other	302.1	317.1	314.0	338.1
Total	$571.8	$539.2	$423.6	$374.2
NOTE 10.  INCOME TAXES
During the periods presented in the unaudited Consolidated and Combined Condensed Financial Statements, the Company’s operations were generally included in the tax grouping of other Danaher entities within the respective entity's tax jurisdiction; however, in certain jurisdictions, the Company filed separate tax returns. Prior to the Separation, the income tax expense included in these financial statements has been calculated using the separate return basis as if the Company filed separate tax returns.
The following table summarizes the Company’s effective tax rate:

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Effective tax rate	19.6%	22.9%
The effective tax rate for the nine-month period ended September 27, 2019 differs from the U.S. federal statutory rate of 21.0% principally due to the aforementioned benefits, in addition to net tax benefits of $5 million recognized in the first and second quarters of 2019 related to excess tax benefits from stock-based compensation and releases of reserves upon the expiration of statutes of limitations.
The Company’s effective tax rate for the nine-month period ended September 28, 2018 were slightly higher than the U.S. federal statutory rate of 21.0% due principally to the impact of the Company’s earnings outside the United States, which overall are taxed at rates higher than the U.S. federal rate, which was partially offset by net discrete tax benefits related primarily to excess tax benefits from stock-based compensation and changes in estimates associated with the prior period uncertain tax positions and audit settlements. The effective tax rate for the nine-month period ended September 28, 2018 included net tax benefits of $0.2 million, related primarily to excess tax benefits from stock-based compensation and release of reserves upon the expiration of statutes of limitations, which were partially offset by increases in estimates associated with prior period uncertain tax positions and other matters.
In connection with the Separation, Danaher and the Company entered into various separation-related agreements, including a tax matters agreement (“Tax Agreement”). The Tax Agreement distinguishes between the treatment of tax matters for pre-Separation “Joint” filings compared to pre-Separation “Separate” filings. Joint filings involve legal entities, such as those in

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

the United States, that include operations from both Danaher and the Company. By contrast, Separate filings involve certain entities (primarily outside of the United States), that exclusively include either Danaher’s or the Company’s operations.
Under the Tax Agreement, for pre-Separation Joint filings, Danaher remains liable for and has contractually assumed all income tax liabilities including applicable interest and penalties. Danaher has also indemnified the Company for all tax liabilities for Joint returns related to pre-Separation periods. For the U.S. federal portion of Joint tax liabilities, U.S. Treasury Regulations make each member of prior period U.S. consolidated tax filings severally liable to the U.S. government for any U.S. federal income tax liability incurred by the U.S. consolidated group. As of the Separation date, the amount of uncertain tax positions associated with Envista businesses that Danaher has recorded and contractually assumed related to pre-Separation periods is $20 million. Danaher is the primary obligor for such pre-Separation liabilities. The Company believes it is remote that it will have any liability for pre-Separation income tax Joint filings. Therefore, the Company has removed the liability from its balance sheet as of the Separation date by adjusting the net parent investment. This is a non-cash financing activity for purposes of the Consolidated and Combined Condensed Statements of Cash Flows and was offset by other changes in tax attributes associated with the Separation.
For the Company’s pre-Separation Separate filings, the Company is fully liable for all income tax liabilities including interest and penalties. As of the Separation date, the Company had $6 million of uncertain tax positions reflected in other long-term liabilities.
NOTE 11.  COMMITMENTS AND CONTINGENCIES
For a description of the Company’s litigation and contingencies, refer to Note 14 of the Company’s financial statements as of and for the year ended December 31, 2018 included in the Company’s Prospectus. The Company reviews the adequacy of its legal reserves on a quarterly basis and establishes reserves for loss contingencies that are both probable and reasonably estimable. The Company’s accrual for legal matters that were probable and reasonably estimable was $81 million and $83 million as of September 27, 2019 and December 31, 2018, respectively, and includes certain estimated costs of settlement, damages and defense.
The Company generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Warranty periods depend on the nature of the product and range from 90 days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.
The following is a rollforward of the Company’s accrued warranty liability ($ in millions):

Balance, December 31, 2018	$9.7
Accruals for warranties issued during the period	11.8
Settlements made	(11.9)
Effect of foreign currency translation	(0.1)
Balance, September 27, 2019	$9.5
NOTE 12.  STOCK TRANSACTIONS AND STOCK-BASED COMPENSATION
Capital Stock
Under the Company’s amended and restated certificate of incorporation, as of September 20, 2019, the Company’s authorized capital stock consists of 500 million shares of common stock with a par value of $0.01 per share and 15 million shares of preferred stock with no par value per share. On September 17, 2019, the Company issued shares of the Company’s common stock to Danaher as partial consideration for the transfer of the Dental business by Danaher to the Company, which, together with the 100 shares of the Company’s common stock previously held by Danaher resulted in Danaher owning 127.9 million shares of the Company’s common stock. On September 20, 2019, the Company completed its IPO resulting in the issuance

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

of an additional 30.8 million shares of its common stock. No preferred shares were issued or outstanding as of September 27, 2019.
Each share of the Company’s common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. The Company’s Board of Directors is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Board’s authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock, could potentially discourage attempts by third parties to obtain control of the Company through certain types of takeover practices.
The following table summarizes the Company’s stock activity (shares in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Common stock - shares issued:
Balance, beginning of period	—	—
Shares issued to Danaher	127.9	—
Issuance of common stock	30.8	—
Balance, end of period	158.7	—
Stock-Based Compensation
For a full description of the Company’s stock-based compensation programs, refer to Note 15 of the Company’s financial statements as of and for the year ended December 31, 2018 included within the Company’s Prospectus.
The Company had no stock-based compensation plans prior to the Separation; however certain employees of the Company participated in Danaher's stock-based compensation plans, which provided for the grants of stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”) among other types of awards. The expense associated with the Company's employees who participated in the plans is allocated to the Company in the accompanying Consolidated and Combined Condensed Statements of Earnings. After the Separation, these employees continue to participate in Danaher’s stock-based compensation plans with respect to pre-Separation awards. Outstanding Danaher equity awards held by the Company’s employees at the time of the Distribution (if pursued) generally will be converted entirely into equivalent awards with respect to the Company’s common stock at the time of the Distribution, with adjustments to preserve the aggregate value of the awards. At the time of the Distribution (if pursued), outstanding equity awards of Danaher held by the Company’s employees will be converted into or replaced with awards of the Company’s common stock under the Company’s equity plan based on the “concentration method,” and will be adjusted to maintain the economic value before and after the Distribution date using the respective, relative fair market value of each of the Danaher common stock and the Company common stock.  The equity awards the Company issues in replacement of Danaher's performance-based RSUs and PSUs will retain the same terms (e.g., vesting date, expiration date and post-vesting holding period) as of the date of the conversion, except that the performance-based vesting conditions will no longer apply.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The following summarizes the components of the Company’s stock-based compensation expense ($ in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
RSUs/PSUs:
Pretax compensation expense	$7.8	$5.8
Income tax benefit	(1.7)	(1.4)
RSUs/PSUs expense, net of income taxes	6.1	4.4
Stock options:
Pretax compensation expense	4.7	3.7
Income tax benefit	(1.0)	(0.8)
Stock option expense, net of income taxes	3.7	2.9
Total stock-based compensation:
Pretax compensation expense	12.5	9.5
Income tax benefit	(2.7)	(2.2)
Total stock-based compensation expense, net of income taxes	$9.8	$7.3
Stock-based compensation has been recognized as a component of selling, general and administrative expenses in the accompanying Consolidated and Combined Condensed Statements of Earnings. For the nine-month period ended September 27, 2019, stock-based compensation consisted of both the Company’s and Danaher’s equity awards. For the nine-month period ended September 28, 2018, stock-based compensation consisted of Danaher equity awards. As of September 27, 2019, $24 million of total unrecognized compensation cost related to RSUs/PSUs is expected to be recognized over a weighted average period of approximately three years. As of September 27, 2019, $21 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of approximately three years. Future compensation amounts will be adjusted for any changes in estimated forfeitures.
NOTE 13.  NET EARNINGS PER SHARE
Basic net earnings per share (“EPS”) is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding for the applicable period. Diluted net EPS is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased with the proceeds from the issuance of the potentially dilutive shares.
The Company’s issuance of shares of its common stock to Danaher as partial consideration for the transfer of the Dental business by Danaher to the Company on September 17, 2019, together with the 100 shares of the Company’s common stock previously held by Danaher, resulted in 127.9 million shares of the Company’s common stock being held by Danaher, which are being utilized for the calculation of both basic and diluted EPS for all prior periods presented. In connection with the IPO, an additional 30.8 million shares were issued on September 20, 2019.
For the nine-month periods ended September 27, 2019 and September 28, 2018, the Company’s stock-based compensation expense includes expense for Danaher equity awards granted to certain of the Company’s employees. As these equity awards relate to Danaher common stock, rather than common stock of the Company, the calculation of diluted EPS does not include the potential dilutive impact of these equity awards. At the time of the Distribution (if pursued), the equity awards held by certain employees to purchase Danaher shares will be converted into equity awards to purchase the Company’s shares and the converted equity awards will then be included in the Company’s calculation of diluted EPS.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Information related to the calculation of net earnings per share of common stock for the nine-month periods ended September 27, 2019 and September 28, 2018, is summarized as follows ($ and shares in millions, except per share amounts):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Numerator:
Net earnings	$161.5	$179.5

Denominator:
Weighted average common shares outstanding used in basic and diluted EPS	128.8	127.9

Basic and diluted EPS	$1.25	$1.40
NOTE 14.  SEGMENT INFORMATION
The Company operates and reports its results in two separate business segments, the Specialty Products & Technologies and Equipment & Consumables segments. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. Operating profit represents total revenues less operating expenses, excluding nonoperating income (expense) and income taxes. Operating profit amounts in the Other segment consist of unallocated corporate costs and other costs not considered part of management’s evaluation of reportable segment operating performance. Intersegment amounts are not significant and are eliminated to arrive at combined totals.
Segment results are shown below ($ in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Sales:
Specialty Products & Technologies	$1,013.9	$1,022.6
Equipment & Consumables	1,017.2	1,062.9
Total	$2,031.1	$2,085.5

Operating profit:
Specialty Products & Technologies	$175.2	$186.7
Equipment & Consumables	48.1	63.8
Other	(23.8)	(19.7)
Total	$199.5	$230.8
Segment identifiable assets are shown below ($ in millions):

	September 27, 2019	December 31, 2018
Specialty Products & Technologies	$3,665.2	$3,539.1
Equipment & Consumables	2,219.9	2,294.1
Other	233.3	8.4
Total	$6,118.4	$5,841.6

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

NOTE 15.  RELATED-PARTY TRANSACTIONS
As described in Note 1, in connection with the Separation, Danaher transferred to the Company substantially all of its Dental business in exchange for approximately $2.0 billion of cash proceeds and 127.9 million shares of the Company’s common stock. In addition, the Company entered into a Separation Agreement, a transition services agreement, the Tax Agreement, an employee matters agreement, an intellectual property matters agreement, a DBS license agreement and a registration rights agreement with Danaher in connection with the Separation.
The Company has historically operated as part of Danaher and not as a separate, publicly-traded company. Accordingly, Danaher has allocated certain shared costs to the Company that are reflected as expenses in these Consolidated and Combined Condensed Financial Statements for the periods prior to Separation. Management considers the allocation methodologies used by Danaher to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the combined financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future.
Corporate Expenses
Certain corporate overhead and shared expenses incurred by Danaher and its subsidiaries have been allocated to the Company and are reflected in the Consolidated and Combined Condensed Statements of Earnings. These amounts include, but were not limited to, items such as general management and executive oversight, costs to support Danaher information technology infrastructure, facilities, compliance, human resources and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Danaher benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives and stock based compensation administration. These costs were allocated using methodologies that management believes are reasonable for the item being allocated. Allocation methodologies included the Company’s relative share of revenues, headcount or functional spend as a percentage of the total.
Insurance Programs Administered by Danaher
In addition to the corporate allocations discussed above, the Company was allocated expenses related to certain insurance programs Danaher administered on behalf of the Company, including workers’ compensation, property, cargo, automobile, crime, fiduciary, product, general and directors’ and officers’ liability insurance. These policies covered amounts in excess of the self-insured retentions. The insurance costs of these policies were allocated by Danaher to the Company and its other businesses using various methodologies related to the respective, underlying exposure base.
For the self-insured component of the policies referenced above, Danaher allocated costs to the Company based on the Company’s incurred claims. An estimated liability relating to the Company’s known and incurred but not reported claims has also been allocated to the Company and reflected on the accompanying Consolidated and Combined Condensed Balance Sheets.
Medical Insurance Programs Administered by Danaher
In addition to the corporate allocations noted above, the Company was allocated expenses related to the medical insurance programs Danaher administers on behalf of the Company. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to the Company.
Deferred Compensation Program Administered by Danaher
Certain of the Company’s management employees participate in Danaher’s nonqualified deferred compensation programs that permit participants to defer a portion of their compensation, on a pretax basis. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Danaher’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by Danaher are entirely based on changes in the value of Danaher’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of Danaher and subject to reimbursement by the Company.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

The amounts of related party expenses allocated to the Company from Danaher and its subsidiaries were as follows ($ in millions):

	Nine-Month Period Ended
	September 27, 2019	September 28, 2018
Allocated corporate expenses	$23.2	$23.1
Directly related charges:
Insurance programs expenses	2.7	2.9
Medical insurance programs expenses	35.5	39.4
Deferred compensation program expenses	0.7	0.8
Total related-party expenses	$62.1	$66.2
Right of Use Assets and Lease Liabilities
The Company has real estate leases with Danaher. The ROU assets and related lease liabilities related to these leases are $25 million and $26 million, respectively, as of September 27, 2019. The ROU assets are included in “Other long-term assets” and $3 million of current and $23 million of long-term portion of the lease liabilities are included in “Accrued expenses and other liabilities” and “Other long-term liabilities,” respectively, in the Consolidated and Combined Condensed Balance Sheets.
Revenue and other transactions entered into in the ordinary course of business
Certain of the Company’s revenue arrangements relate to contracts entered into in the ordinary course of business with Danaher and Danaher affiliates. The amount of related party revenue was not significant for the nine-month periods ended September 27, 2019 and September 28, 2018.
IPO
In connection with the IPO, Danaher incurred $7 million in fees and expenses on the Company’s behalf.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:
Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036

Stockholders, banks and brokers, please call (toll-free): [●]
All others outside the U.S., please call: [●]

Email: [●]
Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.
THE EXCHANGE OFFER AGENT FOR THIS OFFER IS:

By First Class Mail:	By Facsimile Transmission:	By Registered or Overnight Courier:
For Eligible Institutions Only: [●]
Computershare Trust Company, N.A.	For Confirmation Only Telephone: [●]	Computershare Trust Company, N.A.
This number is ONLY for a confirmation of a fax; for information about the exchange offer, please contact Georgeson at [●]
Attn: Corp Actions P.O. Box 43011 Providence RI 02940-3011		Attn: Corp Actions 250 Royall Street Suite V Canton, MA 02021

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Envista’s amended and restated certificate of incorporation contains such a provision.
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Envista’s amended and restated certificate of incorporation contains such a provision.
Envista has in effect a directors and officers liability insurance policy indemnifying Envista’s directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act and the Exchange Act. Envista pays the entire premium of this policy.
Envista has entered into indemnification agreements with each of Envista’s directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.
These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of Envista’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits: See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules: See Index to Financial Statements and Schedule and the related notes thereto.
Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description
3.1
Amended and Restated Certificate of Incorporation of Envista Holdings Corporation (incorporated by reference to Exhibit 3.1 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

3.2	Amended and Restated Bylaws of Envista Holdings Corporation (incorporated by reference to Exhibit 3.2 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
8.1	Tax Opinion of Davis Polk & Wardwell LLP*
10.1
Separation Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.1 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.2
Transition Services Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.2 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.3
Tax Matters Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.3 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.4
Employee Matters Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.4 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.5
Intellectual Property Matters Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.5 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.6
DBS License Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.6 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.7
Registration Rights Agreement, dated as of September 19, 2019, by and between Envista Holdings Corporation and Danaher Corporation (incorporated by reference to Exhibit 10.7 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.8
Credit Agreement, dated as of September 20, 2019, by and among Envista Holdings Corporation, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and the other Lenders party thereto (incorporated by reference to Exhibit 10.8 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)

10.9	Envista Holdings Corporation Senior Leader Severance Pay Plan (incorporated by reference to Exhibit 10.9 to Envista Holdings Corporation’s Current Report on Form 8-K filed on September 20, 2019)
10.10
Envista Holdings Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Envista Holdings Corporation’s Registration Statement on Form S-8 (Registration No. 333-233810) filed on September 17, 2019)

10.11
Envista Holdings Corporation Excess Contribution Program, a sub-plan under the Envista Holdings Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of Envista Holdings Corporation’s Registration Statement on Form S-8 (Registration No. 333-233810) filed on September 17, 2019)

10.12
Envista Holdings Corporation Executive Deferred Incentive Program, a sub-plan under the Envista Holdings Corporation 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 of Envista Holdings Corporation’s Registration Statement on Form S-8 (Registration No. 333-233810) filed on September 17, 2019)

10.13
Envista Holdings Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 of Envista Holdings Corporation’s Registration Statement on Form S-8 (Registration No. 333-233810) filed on September 17, 2019)

10.14
Form of Envista Holdings Corporation Stock Option Agreement (incorporated by reference to Exhibit 10.9 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)

10.15
Form of Envista Holdings Corporation Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.10 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

10.16
Form of Envista Holdings Corporation Agreement Regarding Competition and Protection of Proprietary Interests (incorporated by reference to Exhibit 10.15 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)(a)

10.17
Form of Envista Holdings Corporation Agreement Regarding Solicitation and Protection of Proprietary Interests (California) (incorporated by reference to Exhibit 10.16 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)(b)

10.18
Form of Envista Holdings Corporation Stock Option Agreement for Independent Directors (incorporated by reference to Exhibit 10.17 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)

10.19
Form of Envista Holdings Corporation Restricted Stock Unit Agreement for Independent Directors (incorporated by reference to Exhibit 10.18 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)

10.20
Form of Envista Holdings Corporation Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.20 to Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019)

10.21
Employment Agreement between Hans Geiselhöringer and Nobel Biocare Services AG (incorporated by reference to Exhibit 10.21 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.22
Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Amir Aghdaei (incorporated by reference to Exhibit 10.22 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.23
Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Curt Bludworth (incorporated by reference to Exhibit 10.23 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.24
Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Patrik Eriksson (incorporated by reference to Exhibit 10.24 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.25
Offer Letter Agreement, dated July 29, 2019, between DH Dental Employment Services LLC and Howard Yu (incorporated by reference to Exhibit 10.25 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.26
Letter Agreement between Envista Holdings Corporation and Hans Geiselhöringer (incorporated by reference to Exhibit 10.26 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

10.27
Protection of Proprietary Rights Agreement between Nobel Biocare Services AG and Hans Geiselhöringer (incorporated by reference to Exhibit 10.27 to Envista Holdings Corporation’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-232758) filed on August 12, 2019)

21.1
List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of Envista Holdings Corporation’s Registration Statement on Form S-1 (Registration No. 333-232758) filed on July 22, 2019).

23.1	Consent of Ernst & Young LLP Relating to the Audited Financial Statements of the Dental Segment of Danaher Corporation*
23.2	Consent of Ernst & Young LLP Relating to the Audited Financial Statements of Envista Holdings Corporation*
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)*
24.1	Power of Attorney (included on signature page to the initial filing of the registration statement)*
99.1	Form of Letter of Transmittal (Certificated Stockholders)*
99.2	Form of Letter of Transmittal (Direct Registration Stockholders)*
99.3	Instruction Booklet to the Letter of Transmittal*
99.4	Form of Notice of Guaranteed Delivery*
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions*
99.6	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions*
99.7	Form of Notice of Withdrawal*
99.8	Form of Notice to Participants in Savings Plans*

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
______________

*	To be filed by amendment.

(a)	Applies to Messrs. Aghdaei and Bludworth.

(b)	Applies to Messrs. Eriksson and Yu.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brea, State of California, on the [●] day of [●].

ENVISTA HOLDINGS CORPORATION
By:
Name:	Amir Aghdaei
Title:	President, Chief Executive Officer (Principal Executive Officer) and Director
POWER OF ATTORNEY
We, the undersigned directors and officers of Envista Holdings Corporation, do hereby constitute and appoint Amir Aghdaei, Howard H. Yu and Mark E. Nance, and each of them acting individually, as our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, this registration statement or any and all amendments thereto and to file the same, with all relevant exhibits and other documents in connection therewith, with the Securities and Exchange Commission and we do hereby ratify and confirm that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Confidential Treatment Requested by Envista Holdings Corporation
Pursuant to 17 C.F.R. Section 200.83

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer (Principal Executive Officer) and Director	[●]
Amir Aghdaei

	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	[●]
Howard H. Yu

	Director	[●]
Allison F. Blackwell

	Director	[●]
Wendy Carruthers

	Director	[●]
Jonathan O. Clark

	Director	[●]
William K. Daniel II

	Director	[●]
Daniel J. Houghton

	Director	[●]
Scott Huennekens

	Director	[●]
Daniel A. Raskas

	Director	[●]
Christine Tsingos